
STIFEL

2024 ANNUAL REPORT

Since 1997, Stifel's mission has been defined by our
innovative "Of Choice" strategy, which has appeared in each of our
Annual Reports. These time-tested guiding principles drive everything we do
and have helped us make Stifel the firm **"WHERE SUCCESS MEETS SUCCESS."**



WHERE SUCCESS MEETS SUCCESS

TO OUR ASSOCIATES:

Current and future, our commitment is to provide an entrepreneurial environment that encourages unconfined, long-term thinking. We seek to reward hard-working team players that devote their energy and attention to client needs. At work, at home, and in your communities, we seek to be your Firm of Choice.

TO OUR CLIENTS:

Individual, institutional, corporate, and municipal, our commitment is to listen and consistently deliver innovative financial solutions. Putting the welfare of clients and community first, we strive to be the Advisor of Choice in the industry. Pursuit of excellence and a desire to exceed clients' expectations are the values that empower our Company to achieve this status.

TO OUR SHAREHOLDERS:

Small and large, our commitment is to create value and maximize your return on investment through all market cycles. By achieving the status of Firm of Choice for our professionals and Advisor of Choice for our clients, we are able to deliver shareholder value as your Investment of Choice.

Cover photography courtesy of Andrew Peterson, Managing Director/Investments – Stifel, San Francisco, California.

FINANCIAL HIGHLIGHTS

OPERATING RESULTS:
in thousands, except per share amounts

	2020	2021	2022	2023	2024
Total Revenues	$3,817,839	$4,783,086	$4,592,826	$5,159,280	$5,951,686
Net Income Available to Common Shareholders	$476,211	$789,271	$624,874	$485,255	$694,098
Earnings Per Diluted Share	$4.16	$6.66	$5.32	$4.28	$6.25
Non-GAAP Net Income Available to Common Shareholders[1]	$522,847	$839,533	$675,071	$531,524	$755,896
Non-GAAP Earnings Per Diluted Share[1]	$4.56	$7.08	$5.74	$4.68	$6.81

FINANCIAL POSITION:
in thousands, except per share amounts

	2020	2021	2022	2023	2024
Total Assets	$26,604,254	$34,049,715	$37,196,124	$37,727,460	$39,895,540
Shareholders' Equity	$4,238,766	$5,034,959	$5,328,471	$5,294,431	$5,686,770
Book Value Per Share	$35.91	$41.63	$44.08	$45.61	$48.95

[1] Non-GAAP net income available to common shareholders and non-GAAP earnings per diluted common share represent GAAP net income available to common shareholders and GAAP earnings per diluted common share adjusted for acquisition-related and severance charges. Reconciliations of the Company's GAAP results to these non-GAAP measures are discussed within and under "Reconciliation of GAAP Net Income to Non-GAAP Net Income."



TOTAL REVENUES
(In millions)



NON-GAAP NET INCOME[1]
(In millions)



NON-GAAP EARNINGS PER DILUTED SHARE[1]



TOTAL ASSETS
(In millions)



SHAREHOLDERS' EQUITY
(In millions)



BOOK VALUE PER SHARE

SHAREHOLDER LETTER

2024 RESULTS

On the cover of this year's annual report, our headquarters building stands overlooking the St. Louis skyline. It is remarkable to consider how much we have evolved since we first moved into that building. Stifel has grown into a truly global firm, our associates now collaborating virtually across state and national boundaries, connecting clients with opportunities on every continent. Yet this expansion makes our headquarters – and our roots in St. Louis – more meaningful than ever. Around the world, we aim to bring global reach to the same values we have upheld since our founding here in 1890: to provide trusted advice, to connect investors with opportunity, and – as Herman Stifel charged – to safeguard the wealth of others with the same care and prudence we would our own, while honoring their personal goals and objectives.

At the same time, Stifel's 2024 results speak to a company in motion – resilient, ambitious, and built for the future. It was a record-breaking year, highlighting the strength and balance of our diversified business model. We achieved net revenues of $4.97 billion, the highest in our firm's history, and delivered a 23% return on average tangible equity, with non-GAAP net earnings of $756 million, or $6.81 per share – a 46% increase from the prior year. And finally, over the year our share price increased 56.4%. These results reflect the dedication and entrepreneurial spirit of our nearly 10,000 associates.

What's next? The same. Across Stifel, we have conviction in our long-term goals – $10 billion in annual revenue and $1 trillion in client assets. "10 and 1," as we like to say, are not endpoints, but rather the next milestones in our journey. And given our history of steady growth, we view the two as modest markers on the path to building the premier wealth management firm and middle-market investment bank.

ECONOMIC AND MARKET LANDSCAPE

Before we turn to the performance of each business, I want to offer some perspective on the economy and markets – after all, we navigate this landscape every day.

In 2024, the U.S. economy once again proved resilient, growing approximately 2.8% despite persistent inflation and tighter financial conditions. Consumer spending remained strong, fueled by a healthy labor market and steady wage gains, even as business investment slowed and manufacturing showed signs of fatigue. Inflation did moderate from its 2022-2023 highs, yet core prices



Ronald J. Kruszewski
Chairman of the Board and Chief Executive Officer

ended the year above the Federal Reserve's 2% target but in line with its 2.8% (core PCE inflation) view for 2025 – proving, once again, that inflation is easier to spark than to extinguish.

Throughout the year, the Fed maintained a cautious stance, keeping the federal funds rate firmly in restrictive territory. The 10-year Treasury yield moved between 3.8% and 4.7%, reflecting shifting expectations around policy and inflation, before settling near 4.1% as the market began to price in the possibility of easing in 2025.

Over the same time frame, markets faced a mixed backdrop. Equities posted strong overall gains until early 2025, led by mega cap technology and AI-related names, while more cyclical and rate-sensitive sectors lagged performance. For example, the S&P 500 index was up 23.3% in 2024, but as of this writing (April 3, 2025), it is down 8.3% year to date. For the year 2024, the Nasdaq was similarly up 28.6%, largely buoyed by the performance of the Magnificent 7, which rose 48% in 2024 as a sub-index. As of this writing, the Nasdaq is down 14.3% and the Magnificent 7 index is down 19% year to date.

On an equal-weighted basis, the S&P 500 in 2024 was up just 10.8%, highlighting how gains were concentrated. Bond markets contended with higher yields, particularly in the first half, but quality fixed income began to recover late in the year as the rate outlook shifted. Alternatives such as gold, private credit, real estate, and crypto attracted renewed attention from investors focused on building wealth in 2024.

Globally, monetary policy divergence, persistent geopolitical tensions in Ukraine and the Middle East, and renewed friction in U.S.-China trade policy created ongoing crosscurrents and market volatility.

As 2025 began, the trade war dominates the market narrative, potentially producing a stagflation outcome (higher inflation with slower economic growth). The 10-year Treasury yield hovers near 4.0% as of this writing, as markets balance resilient inflation data against signs of slowing growth. In the weeks following the U.S. presidential election, equities rallied sharply on optimism around potential policy changes – though that momentum has since cooled significantly amid growing anxiety around trade, taxation, and monetary direction.

Against this backdrop and the expected disruption of a changing administration, the Federal Reserve has so far remained on hold through the first quarter, signaling patience. Investors, for their part, appear to be shifting to a more balanced posture – leaning into high-quality fixed income while maintaining selective risk exposure as they navigate the crosswinds of economic data, policy signals, and global events. Markets like these test investors' resolve – but overall, they are healthy.

GLOBAL TRADE AND A SHIFTING ORDER

The recent tariff announcements by the United States represent more than a tactical shift in trade policy – they are a signal that the global trade framework as we have known it for nearly 80 years is being reconsidered. Interestingly, markets seem to have reacted more strongly to this shift in trade relations than they did to Russia's invasion of Ukraine – in other words, today's most economically consequential conflicts are waged at the tip of the pen, as well as the bayonet.

It has always been true that economic diplomacy shapes and reshapes the world more profoundly than military force alone. Since the Bretton Woods agreements laid the foundation for the post-World War II economic order, global trade has been underpinned by the idea that open markets, multilateral cooperation, and rules-based systems would deliver prosperity and stability. That structure has served the United States – and much of the world – exceptionally well.

But today, we are seeing a recalibration. Concerns around national security, domestic manufacturing, and strategic independence have begun to reshape the conversation. The world is becoming more inward focused, and with that comes a more fragmented and contested global trade environment. While some level of rebalancing may be warranted, it is worth acknowledging that the free flow of capital, labor, and goods has been one of the greatest drivers of economic progress in modern history.

2024
RESULTS
(in thousands, except per share amounts)

TOTAL FIRM	2024	% △
Total Revenues	$5,951,686	15
Non-GAAP Net Income	755,896	42
Non-GAAP EPS	6.81	46
GLOBAL WEALTH MANAGEMENT		
Net Revenues	$3,283,960	8
Contribution	1,207,942	(1)
AUM	501,402,000	13
INSTITUTIONAL GROUP		
Equity Net Revenues	$926,729	31
Fixed Income Net Revenues	666,104	29
Net Revenues	1,592,833	30
Contribution	223,400	nm
INSTITUTIONAL TRADING		
Equity	$215,223	7
Fixed Income	393,013	27
Total	608,236	19
INVESTMENT BANKING		
Equity	$725,366	41
Fixed Income	269,465	24
Total	994,831	36
Capital Raising	417,399	57
Advisory	577,432	24

We recognize these shifts not with alarm, but with a clear-eyed focus on what they mean for our clients and the industries we serve. Clearly, long-term success in this new environment will belong to those who remain agile, globally informed, and committed to navigating change with discipline and perspective.

These global shifts mirror the technological revolution unfolding within our industry – one that is rapidly redefining how we serve clients, analyze risk, and create opportunity.

GLOBAL WEALTH MANAGEMENT

Global Wealth Management had another record year in 2024, with net revenues reaching $3.3 billion – up from $3.0 billion in 2023. This performance underscores the strength of our advisor-focused model and the durability of our global wealth business, even in a dynamic rate environment.

Transactional revenues rose 15% year over year, driven by heightened client activity that more than offset a contraction in net interest income. At the same time, asset management revenues increased 18%, aided by improved market conditions and steady net inflows, reflecting confidence in our platform and investment approach.

SHAREHOLDER LETTER

Recruiting also remained a key area of success. In 2024, we welcomed 100 financial advisors to the firm, including 34 experienced employee advisors and 12 experienced independent advisors, representing a combined trailing 12-month production of approximately $37 million. Our ability to attract high-quality advisors reflects the appeal of our culture, our resources, and our reputation as a firm that values entrepreneurial and long-term thinking.

The strength of our banking franchise also continues to enhance our results and client offerings. Our Smart Rate product along with growth in commercial deposits helped us maintain deposit levels last year and avoid cash sorting challenges experienced elsewhere in the industry. By maintaining a higher proportion of floating rate assets, we stabilized our net interest margin, providing insulation from rate volatility and setting the stage for future growth in net interest income.

Global Wealth Management has always been, and will continue to be, the cornerstone of our growth. Over the past five years, revenue from this segment alone has matched what the entire firm generated just one period earlier. This momentum is no accident – it reflects our continued focus on advisor recruiting, our advisor-first culture, and our investments in technology and support infrastructure. It's no surprise that client assets have also grown at a 17% compound rate, tracking closely with firmwide revenue.

Simply put, our Global Wealth Management franchise exited 2024 stronger than it entered – supported by a robust recruiting pipeline, a solid deposit base, and strong positioning to capitalize on renewed market optimism in the year ahead.

INSTITUTIONAL GROUP

2024 marked the Institutional Group's second-best year ever, with net revenues of $1.6 billion – a 30% increase from $1.2 billion in 2023. The rebound was broad-based, driven by substantial improvement in capital-raising, advisory, and transactional revenue as the business continued its recovery from the prior year's more challenging market environment.

This $360 million increase in revenue more than offset a decline in net interest income, further highlighting the operating leverage inherent in Stifel's diversified business model. The performance is even more notable considering



we do not yet view the institutional operating environment as fully "normalized," particularly in institutional equities.

We approached 2024 as a transition year and were pleased with the results; looking ahead, we expect a return to more typical productivity in 2025 and 2026, with growing pipelines across investment banking – fueled by improving market sentiment and pent-up demand for M&A and capital-raising activity.

We are also optimistic about the potential tailwinds from a new administration focused on growth and deregulation. Anticipated shifts in policy are expected to spur business investment, drive financing needs, and unlock M&A activity – particularly in the banking sector. With multiple appointments across agencies including the FDIC, SEC, and OCC, the stage is set for a more constructive regulatory environment.

Of course, strong performance is only possible because of strong people – and in today's fast-changing world, investing in our people has never mattered more.

EMPOWERING OUR PEOPLE

With the pace of today's markets and advances in technology, we believe the human side of our business rises in importance. Last year, in response to this, we coined the "One Stifel" rallying call to address an opportunity we see for the firm – delivering more of our connected capabilities to our business opportunities. As we champion One Stifel, we're backing the vision with training, recruitment, leadership development, and specific programs designed to raise our collective IQs and EQs. This should help us win business. Across wealth management, investment banking, asset management, institutional services, and banking, One Stifel encourages us to operate as one firm – with a unified culture, a shared set of values, and a single-minded focus on great outcomes for our clients. Whether serving families planning for the next generation, businesses navigating growth or transition, or municipalities investing in their communities, Stifel needs to be there – with the insights, the resources, and the people to help.

THE PROMISE OF TECHNOLOGY AND AI

In last year's letter, I shared my optimism about the transformative potential of artificial intelligence. Today, that optimism is even stronger – not just because of what AI might become, but because we're already integrating it into how we serve clients, enhance productivity, and manage risk.

At Stifel, we have been studying and preparing for this transformation for the past two years. Our approach has been careful and deliberate. We are not chasing shiny new tools – we are building a future enterprise. AI isn't a gadget – it's a catalyst for long-term change. We know this isn't a quick fix – it's a long-term transformation.

We have adopted a tiered approach to our AI efforts across the firm:

• This starts with secure AI tools for all associates that reduce friction in their workflows and enhance productivity.

• Next, we are deploying specialized AI capabilities within various functional areas, such as research, risk management, investment banking, wealth management, and client service.

• And finally, we are building custom AI tools for the more complex and unique challenges, where our proprietary data and expertise can deliver distinct value.

AI will eventually touch every part of our organization. More broadly, I believe it will reshape nearly every industry – finance, of course, but also healthcare, education, transportation, energy, science, manufacturing, and more. It's already happening. AI will accelerate discovery, eliminate waste, extend care, and improve lives. If we use it wisely, it can help us do more of what matters.

One of the most promising frontiers is AI agent technology – systems that can perform multistep tasks, adapt to context, and act on behalf of users. We believe this advancement will dramatically improve customer experiences, enhance workflows, and deliver deeper insights across our businesses. And while these tools will be powerful, they are built to augment – not replace – the trusted human relationships that remain at the center of what we do.

That said, transformation at this scale comes with real responsibility. We are deeply aware of the risks – to privacy, to security, to judgment. Consequently, our implementation is guided not only by curiosity and ambition, but also the conservative oversight our clients expect.

For Stifel, the most exciting promise of AI is what it can enable for our clients. The ability to deliver faster answers, deeper insights, and more tailored experiences is a natural extension of our client-first mindset. The tools may evolve, but the mission remains the same: to help people and institutions pursue their financial goals with clarity and confidence.

OUR MOMENTUM AND OUR MISSION

Looking forward, our growth objectives remain clear: double revenue to $10 billion and client assets to $1 trillion. Doubling is nothing new for Stifel – our firm has done it five times in the last 28 years, and we're well on the way to our sixth. The new goals not only inspire hope, but reflect confidence – in our strategy, in our track record, and in our people. While we never commit to a fixed timeline, we believe these targets are well within reach over a reasonable horizon, supported by our long-standing ability to recruit top talent, deploy capital for strong risk-adjusted returns, and drive efficiencies across the business.

I believe we're up to the challenge. Since 1997, our revenue has compounded at an annual rate of 17%. And since January 1997 to our highest level this year, Stifel's share price has risen nearly 8,144%, outpacing not just the S&P 500's 729%, but even Microsoft's 7,229%. Over the past five years, our stock is up 185%, again exceeding both Microsoft (179%) and the broader market (82%). We don't highlight this to celebrate a moment in time, but to underscore a pattern: Stifel has consistently delivered long-term value as a growth stock, driven by a disciplined strategy, smart reinvestment, and a culture that rewards entrepreneurial performance.



As our scale has increased, so too has our operating leverage. Over the past five years, we've delivered an average pretax margin of 20.5% and a return on tangible common equity of 23.4% – representing an improvement of 700 and 400 basis points, respectively, compared to the 2005-2009 period.

We don't pretend that the path forward will be linear. Markets change. Economies evolve. But our approach remains steady. We will continue to invest in our people, our clients, and our future. We understand deeply that our growth is driven by the trust our clients place in us – not merely through transactions, but through enduring relationships that encompass their entire financial picture. If we first focus on earning our clients' overall trust with their assets, then our growth – to $10 billion in revenue and beyond – will follow. And we'll do it the Stifel way – boldly, independently, and with an eye not just on what comes next, but on how we can shape it.

The path ahead is ours to lead, and we are ready.

To our clients, our shareholders, and our associates: thank you. Your trust, your partnership, and your commitment define not just our success – but our future.

Ronald J. Kruszewski
Chairman of the Board and Chief Executive Officer
April 2025

YEAR IN
REVIEW

Record
net revenues of
$4.97 billion

Non-GAAP net income
available to common
shareholders of
$6.81 per share

Non-GAAP
return on
tangible common
equity of **22.7%**

Increased
common dividend
by **10%**

For the year ended December 31, 2024, the Company reported net income available to common shareholders of $694.1 million, or $6.25 per diluted common share, on record net revenues of $4.97 billion.

Non-GAAP net income available to common shareholders totaled $755.9 million, or $6.81 per diluted common share. Stifel generated return on tangible common equity of 22.7% on a non-GAAP basis.

A clear benefit of our strong financial metrics is the generation of significant cash flow. In 2024, Stifel repurchased $243 million in common stock and paid common and preferred dividends of approximately $232 million.

In addition, given the increased reach and breadth of our business, and our ability to generate significant excess capital after continued and anticipated investments in our franchise, we announced a 10% increase to our annual common dividend to $1.84 per share from $1.68 per share.

GLOBAL WEALTH MANAGEMENT

Our Global Wealth Management segment continues to drive the firm's long-term growth. The segment marked its 22nd consecutive year of record net revenue in 2024 with $3.3 billion. These results were driven in part by record client assets and growth in transactional revenue.

Once again, financial advisor recruiting played a key role in our success. We added 100 advisors in 2024, including 46 experienced advisors with total 12-month trailing production of $37 million. In addition, we entered into an agreement to acquire a portion of B. Riley Financial, Inc.'s traditional wealth management business – a deal that added 36 advisors with approximately $4 billion in assets under management in the first half of 2025.

We continue to make progress toward our goal of $1 trillion in client assets, finishing the year at more than $501 billion in assets under management, up 13% over 2023. While organic growth, advisor recruiting, and market appreciation played a significant role in our success, we also continue to identify creative ways to grow assets. One such example is our new Advisor Match Program, in which



Record Global
Wealth Management
net revenues of
$3.3 billion,
up 8%

Recruited 46 experienced
advisors with total
12-month trailing
production of
$37 million

Record
asset management
revenues of
$1.5 billion,
up 18%

Record
client assets of
$501 billion,
up 13%

Stifel advisors paired with more than 250 home office associates to help them pursue their personal financial goals. The program yielded approximately 120 new accounts in 2024.

Stifel ranked No. 1 in employee advisor satisfaction among investment firms in the J.D. Power 2024 U.S. Financial Advisor Satisfaction Study[SM]. This marked the second straight year we've achieved the top spot in this prestigious study. In addition to finishing No. 1 overall, Stifel ranked No. 1 in three individual study dimensions: leadership and culture, products and marketing, and operational support. The survey results were based on responses from Stifel advisors themselves, reflecting the pride and confidence they have in Stifel as their Firm of Choice.

Also worth noting is our Structured Investments team, which was recognized for the outstanding support it provides to our advisors in winning the Best Educational Initiative accolade at the SRP Americas Awards 2024.

Our commitment to advisor growth goes hand in hand with a strategic shift to improved fee-based offerings, providing increased stability and predictability for our business. This focus is paying off: Recurring revenue now accounts for 75% of Global Wealth Management revenues. Firmwide, asset management revenues increased 18% to a record $1.5 billion, reflecting higher asset values and steady net inflows.

Shifting to banking, Stifel Bancorp ended the year with more than $31 billion in assets while maintaining its conservative risk profile and expanding its role supporting our wealth management and investment banking platforms.

Like the rest of Stifel, our banks are extraordinarily diversified with multiple specialized cash management, lending, and trust capabilities. In 2024, over 80% of Stifel clients' cash was in FDIC-insured products, and our loan portfolio now totals $21 billion.

Stifel Bank & Trust helped 4,000 families purchase a new home or make their mortgage more affordable in 2024, all while maintaining excellent client satisfaction scores. Our securities-based loan portfolio grew to over 10,000 loans, providing low-cost liquidity to clients.

Our growing venture and fund banking practice increased client deposits by 83% to $4 billion and generated $2 billion in new loan commitments for 125 clients. In addition, we continued to support the innovation community with the launch of the Builders & Buyers and Innovator Insights interview series and by releasing reports on trends in climate and defense technology.

YEAR IN REVIEW

Furthermore, we expanded our capabilities in the growing private credit market by forming a leveraged lending joint venture with Lord Abbett & Co., a deal that will bring together Stifel's existing full-service direct lending platform with Lord Abbett's extensive capital base.

Stifel Trust Services grew to $6.5 billion in assets under administration in 2024, up from $6.0 billion in 2023, driven by an increase in our specialized trust services offerings and exponential growth in the number of clients naming Stifel Trust as successor trustee in their estate plans.

In 2024, 10,000 nonprofit organizations received $55 million in grants from Stifel clients through the use of Stifel's Donor-Advised and Legacy Funds, facilitating charitable donations. Stifel Charitable Inc. managed over $500 million in funds for clients in 2024.

INSTITUTIONAL GROUP

Our Institutional Group generated its second highest annual revenue of $1.6 billion in 2024, up 30%, as the business continues to rebound from the difficult operating environment of 2023. The segment improved across the board, with substantial gains in both our advisory and transactional businesses. Pipelines are also improving thanks to pent-up demand for M&A and capital raising.

Investment Banking revenues totaled $973 million in 2024, up 36% from 2023. Within Investment Banking, our advisory business recorded revenue of $577 million, up 24%, while capital-raising revenue totaled $396 million, up 59%.



BUSINESS

Stifel was named U.S. Middle-Market Equity House of the Year by International Financing Review for the fifth time in the past 10 years, earning recognition for superior capital markets achievement by "reopening the IPO market and taking more companies public than its competitors."

Our Institutional Sales and Trading businesses posted revenues of $608 million in 2024, up 19%. That figure comprises $393 million in Fixed Income transactional revenue, up 27% from 2023, and $215 million in Equity transactional revenue, up 7%.



Second highest Institutional Group revenues of
$1.6 billion,
up 30%

Fixed income transactional revenues of
$393 million,
up 27%

Investment banking revenues of
$973 million,
up 36%

Equity transactional revenues of
$215 million,
up 7%

In the Equities business, our Electronic Trading team developed an intra-day momentum signal to predict short-term price movement with a high degree of accuracy, and we entered into a partnership with Marex Group plc, offering Marex's prime brokerage capabilities to our institutional client base of hedge fund and investment managers.

We also maintained our status as one of the largest and most respected providers of equity research coverage in North America and Europe. In its 2024 All-America Survey, Extel honored six individual analysts and eight teams across the Stifel and KBW equities platform.

On the Fixed Income side, we completed the acquisition of community bank-focused sister companies CB Resource and Finance 500, expanding our existing suite of reporting and analytics and establishing us as a market leader in CD originations.

In addition, Stifel ranked as the No. 1 non-bulge bracket firm in Extel's 2024 All-America Survey, and for the 11th year in a row, our Public Finance team was the nation's No. 1 municipal bond underwriter in terms of number of negotiated transactions, finishing the year with an industry-leading market share of 15.3%.

PRESIDENTS
LETTER



Victor J. Nesi
Co-President

James M. Zemlyak
Co-President

Of Choice. The Golden Rule. Where Success Meets Success. One Stifel. All of these Stifel guiding principles truly revolve around one key component: Our People.

In the age of AI, where technological change and "improvement" is being adopted and integrated at an unprecedented pace, we are secure in our faith in our people as our differentiator. As Ron states in his accompanying shareholder letter, "While these tools will be powerful, they are built to augment – not replace – the trusted human relationships that remain at the center of what we do."

There is no better indicator of the benefits of this belief in our people than the results we achieved last year. We had exited a very challenging 2023 optimistic that the markets would be more accommodative in 2024. And they were. In our Global Wealth Management segment, we had record revenues. In our Institutional Group, we had the second-best revenue year ever. These results were achieved despite a challenging rate environment and an improved but still lagging equity and M&A market environment. But, most importantly, the key factors allowing us to achieve our results were people driven. In Wealth Management, we had improving advisor productivity; in the Institutional Group, we continued to gain market share.

The natural outcome of these successes is that others will want to partner with us. On the following pages, we highlight a few of the partnerships we have created with other successful firms that have witnessed our progress, valued our capabilities, and approached us about establishing joint ventures. What these firms saw in Stifel was the ability to combine their access to capital with Stifel's client relationships to make for a win, win, win. A win for them by allowing them to deploy their capital; a win for Stifel by allowing us to provide a solution to meet a client need; and, most importantly, a win for our client by providing them a complete solution utilizing the intellectual property brought by Stifel professionals and the capital they needed to grow their businesses.

As we have said before, Stifel is a growth company whose growth is, in large part, a function of our ability to attract and retain talented professionals. The professionals highlighted in the following pages joining our Wealth Management team cited a common theme in joining. In Stifel, they saw a firm that had the capabilities and products they needed while allowing them to be focused on their clients and not on the internal machinations of the corporate hierarchy. By continuing to innovate, but at the same time never losing that human touch and people-first approach, we anticipate more successful growth in the years to come.

As we write this, the impact of a global recalibration of trade policies is shaking the markets and, indeed, the economy. While we are attentive to these current events, we know that, just as Stifel has done for its 135-year existence, the steady hand of experienced professionals will clearly be the winners in the long run. And, at Stifel, we are those professionals.

Thank you to all our Stifel colleagues for providing us the privilege of working with you this past year. We truly appreciate your trust.

GLOBAL WEALTH
MANAGEMENT

At Stifel, success is ingrained in our culture and our strategic plan. The stories that follow illustrate just a few of the many ways in which we've become a firm "Where Success Meets Success" – one that attracts successful individuals and partners, recognizes up-and-coming successes, helps others achieve success, and shares our success with others.

THE CLARK MALONE GROUP
Des Moines, Iowa

Pictured left to right:
Sara OBrien, Client Relationship Manager; **Mark Malone, CFP®, CPFA®, CRPC™,** First Vice President/Investments, Branch Manager; **Grant Clark, CPFA®, CPWA®,** Managing Director/Investments; **Lyndsi Truka,** Client Service Associate

After two-plus decades at a legacy wirehouse firm, Grant Clark and Mark Malone were ready for a change. Bureaucracy, red tape, and an overemphasis on scorecard metrics had become suffocating for the Des Moines, Iowa-based Clark Malone Group. Stifel offered a fresh start, a fresh perspective, and the ability to provide a smooth transition of their assets.

"The bureaucracy at my previous firm would have never allowed us to transition the business as smoothly as Stifel was able to make it happen," said Malone. "That common-sense ability to do business is the reason we came here. It showed itself on Day 1 and hasn't turned around since. We've been super impressed with that common-sense business mindset here."

Day 1 was May 21, 2024, which is when The Clark Malone Group officially joined Stifel. The transition went as smoothly as the duo could have hoped, as Stifel's transition team spent over a month in the Des Moines office helping to make the onboarding process as seamless as possible.

"The transition team was so knowledgeable and could go up and down all the different areas of the business," explained Clark. "For four, five, maybe six weeks, the level of intensity from an advisor standpoint is so off the charts, it is unlike anything we've ever experienced, and I've been around for 26 years. It's just the chaos of everything. But [the transition team] were calming, they were present, and they got results."

> "**That common-sense ability to do business is the reason we came here. It showed itself on Day 1 and hasn't turned around since.**"
>
> **Mark Malone**
> First Vice President/Investments
> Branch Manager

While their previous firm boasted an extensive platform, compliance bureaucracy had become stifling in recent years. Stifel's more streamlined business model was just what The Clark Malone Group was seeking. One example of Stifel's impact in this area was how much easier it was for Clark and Malone to conduct 401(k) business than they had experienced previously.

In addition, the team found Stifel's flat management structure refreshing, and Malone noted how easy it is to give feedback, to have it received, and to have it implemented. He strongly believes that the focus on business results at Stifel versus the focus on scorecard metrics at his previous firm is the biggest differentiator between the two.

As for the future, Clark and Malone have ambitious goals. In the next five years, they hope to grow their team and double their business, and they believe they can achieve these lofty goals with the efficiency they've gained since arriving at Stifel.

"It's incredible to move from a culture and a firm where advisors are leaving in droves to come to a place where advisors are coming in droves," said Malone. "The attitude, the environment, the culture – everything around it is so strong and powerful that we are in a place where I fundamentally believe that I can fill this office and double or triple the revenue of the office within the next five years."

WHERE SUCCESS MEETS SUCCESS


DAYBREAK FINANCIAL GROUP
New York, New York

Pictured left to right:
Andrew Minicucci, MBA, CFA, Portfolio Analyst; **Raymond Minicucci, CRPS™,** Managing Director/Investments; **Tara Venneri,** Client Relationship Manager; **Dominick Minicucci, Jr., CIMA®, CFP®,** Managing Director/Investments; **Ian Caputo,** Registered Client Service Associate

New York City-based Dominick and Raymond Minicucci felt they were not able to provide the level of client service they aspire to at their previous firm due to excess layers of approvals to get basic requests completed. They regularly identified opportunities to strengthen their client relationships and grow their practice, but time after time, their firm simply wouldn't allow them to pursue them.

So they began exploring their options and, after performing extensive due diligence, found that Stifel's advisor-centric culture was exactly what they were looking for.

One of the major improvements the team has found is in Stifel's willingness to introduce wealth management clients to the investment bank. At Stifel, they're able to connect their small and mid-sized business owner clients with investment bankers when the need arises, offering a stark contrast to their previous firm.

"We have a younger client who's potentially looking to sell his business, and we connected him with KBW a few months ago. At our previous firm, something like that just wasn't an option for a client that size. He would've had to go somewhere else for advice. Here, we work hand in hand – he's getting advice on how to build a preliminary offering statement, how to present a firm that potentially would be sold in the future. It's refreshing," said Raymond.

"I've brought a couple of clients to the investment bank as well, and it's been a great experience. The introductions that we've made have been extremely helpful and a value-add that strengthens our relationship with these clients," added Dominick.

> ***Stifel is big enough to handle our most sophisticated clients … It's just easy to do business here.***
>
> **Dominick Minicucci, Jr.**
> Managing Director/Investments

The freedom and flexibility they've experienced at Stifel extends to other areas of the firm as well. For instance, they're now able to grow their business by sharing their expertise in corporate retirement plans.

"We specialize in 401(k) and ERISA business. The Retirement Plans team here worked with us to get all our plans to come over seamlessly. And now we're partnering with a couple of advisors here in the office on some 401(k) plans. It's not an easy business if you don't really know it, and we're excited to expand our presence in this market with Stifel," said Raymond. Now, more than two years after moving to Stifel, Dominick and Raymond have successfully transitioned their business and have rave reviews for their new home.

"Stifel is big enough to handle our most sophisticated clients," said Dominick. "They offer us the resources to do that as well as the opportunity to work with those who are just starting to build out their legacy. That's something that a lot of firms just don't offer. It's just easy to do business here."

"We've been fortunate enough to work with the vast majority of different lines of business at Stifel – lending, insurance, structured products, alternatives – and the experience has been great," added Raymond.

GLOBAL WEALTH
MANAGEMENT

REICH YORE JENNE WEALTH MANAGEMENT GROUP

Lake Forest, Illinois | Fort Myers, Florida

Pictured left to right: Kevin Reich, Client Relationship Manager; **Brett Jenne, CFP®, CLU®,** Associate Vice President/Investments; **Monica Pizano,** Client Relationship Manager; **Tana Reich, CPWA®, CRPC™,** Managing Director/Investments; **Andrea Jones,** Client Relationship Manager; **Susan Yore, CRPC™,** Senior Vice President/Investments; **Devin Reich,** Financial Advisor

In 2022, Tana Reich, Susan Yore, and Brett Jenne – the Reich Yore Jenne Wealth Management Group – brought their thriving practice to Stifel, seeking a firm that shared their deeply held belief in placing clients' needs first.

With Reich in Fort Myers, Florida, and Yore and Jenne in suburban Chicago, a smooth and efficient transition was crucial. Fortunately, Stifel's knowledgeable and experienced transition team rose to the challenge, embedding themselves with the advisors to help them quickly get established in their respective offices.

Once settled, the team found Stifel's advisor-centric culture liberating. No longer subjected to cross-selling initiatives and growth campaigns designed to support the firm's goals rather than their clients', they now have the freedom to present the products and services that are best suited to each client's unique situation.

At Stifel, the team maintains a sense of independence while having access to all the resources, solutions, and infrastructure needed to maintain their client relationships.

"I have found our time at Stifel to be a breath of fresh air. It is nice to be at a firm that understands the importance of having everything you may need for a client but allows you to focus on the actual needs of the client or prospective client," said Yore.

With the vast majority of their clients having followed them to Stifel, the Reich Yore Jenne Wealth Management Group is now

> " **The environment at Stifel is like nothing I have seen before; you feel everyone working for the client.** "
>
> **Susan Yore**
> Senior Vice President/Investments

looking to the future. They have ambitious goals, including doubling their current production. Reich's son, Devin, recently joined the group as a junior advisor, and they hope to add another advisor in the coming months. As part of their growth plans, the team is focused on business development, working closely with Stifel's in-house marketing team.

"From the onset of coming to Stifel, the marketing team put together a wonderful website and professional brochures for us. They put us on a weekly Zoom call until we accomplished everything we wanted. Now we continue to work with them on our ongoing marketing efforts, like seminars, sponsorships, mailers, social media, and getting ourselves named to national advisor rankings. They've been great to work with," said Reich.

Today, the Reich Yore Jenne Wealth Management Group is flourishing and positioned for continued success, with Stifel's dedicated home office professionals and advisor-centric culture supporting them every step of the way.

"The environment at Stifel is like nothing I have seen before; you feel everyone working for the client," said Yore. "When you call the home office for help with an issue, they work with you to resolve it because they understand a happy client helps everyone at the firm. An advisor growing their practice benefits everyone, so you truly feel like we are all in it together."

WHERE SUCCESS
MEETS SUCCESS!



TURLEY-HALL-ALBANESE WEALTH MANAGEMENT GROUP
Beaumont, Texas

Pictured left to right:
Melissa Vilo, Client Service Associate; **Derrick Hannah, CRPC™, CRPS™, AAMS®,** Financial Advisor; **Shelly Sullivan,** Client Service Associate;
M. Lee Turley, CRPC™, Senior Vice President/Investments; **Mark Hall, CPFA®,** Senior Vice President/Investments, Branch Manager;
Dustin Albanese, CPFA®, Senior Vice President/Investments; **Kayla Weeks, MBA,** Financial Advisor Associate;
Clarke Baker, CFP®, MBA, Financial Advisor Associate; **Ryan Citrano,** Associate Vice President/Investments

The members of the Turley-Hall-Albanese Wealth Management Group – Lee Turley, Mark Hall, and Dustin Albanese – have deep roots in Beaumont, Texas.

With more than 70 years of combined experience, they understand the unique needs of petrochemical industry clients better than anyone. And as long-standing members of the Beaumont community, they have an innate feel for how their friends and neighbors like to do business. It's been a recipe for a success.

But at their previous firm, they were finding that corporate edicts and cross-selling mandates often conflicted with their clients' needs and values.

"They always wanted us to sign everybody up for a checking account. It was all about getting their claws into the clients. But the reality is that long-term relationships matter to people here. Our clients invest with us, and usually they bank with the local credit union, who they've been with for 25 to 30 years. They don't want to end that relationship," said Hall.

The disconnect began to take its toll on the advisors and their support staff. In an effort to get away from bureaucracy, they began looking at other firms and even considered going independent. But they found everything they needed here at Stifel and made the move in 2023.

"When we started researching Stifel and made the decision to come here, it really feels like we're independent, but we have a strong firm behind us," said Turley.

> ## "
> ### *It really feels like we're independent, but we have a strong firm behind us.*
>
> **M. Lee Turley**
> Senior Vice President/Investments
> "

Another pleasant surprise has been the freedom offered by Stifel's discretionary platform.

"We pride ourselves on being able to screen investments and recommend what's appropriate for our clients. Our previous firm had restricted their offerings to the point that we were precluded from using certain investment options due to arbitrary company policies, even though the options were appropriate for our clients. At Stifel, it's been the exact opposite. We've been blown away at the investment options that have been available to us," said Albanese.

After completing a successful transition to Stifel, the team has shifted to growth mode. They're now able to focus on marketing and prospecting, and they've quickly found that Stifel's client-first approach is resonating with investors in Beaumont.

"Stifel is something very different than what's been available to folks in our area for a long time, and so Stifel represents and more closely aligns with the values of clients in this area. We're seeing a lot of folks that are willing to talk to us about Stifel, and we're getting more phone calls from referrals. Last year was a phenomenal year – even though we were in the middle of a transition, it was still one of the better growth years that we've ever had," said Albanese.

Thanks to Stifel's advisor-centric culture, the Turley-Hall-Albanese Wealth Management Group is back to what they do best – serving their clients, deepening relationships, and winning new business. And morale is better than ever.

"I got to a point where I really didn't like going to work. Now, I look forward to coming to work," said Turley.

STIFEL
BANK & TRUST



WEALTH MANAGEMENT LENDING

In 2024, Stifel Bank & Trust helped more than 14,000 wealth management clients manage liquidity, purchase a home, or refinance their current mortgage. We receive overwhelming client feedback on providing excellent customer service.

JUSTINE PETERSEN HOUSING AND REINVESTMENT CORPORATION

Stifel Bank received the inaugural Justine Petersen Award for Community Banking. This award recognizes banking partners in the St. Louis metro area who exemplify commitment to financial inclusivity and economic empowerment for low-income and socially disadvantaged individuals. Stifel's banks achieved "Outstanding" ratings under the Community Reinvestment Act in 2024.

The disruptions of the venture banking industry in March 2023 created opportunity for Stifel Bank. Our Venture and Fund Banking practice was poised for growth, and with the addition of over 50 highly experienced Relationship Managers, we quickly expanded from New York, Boston, and Raleigh to San Francisco, Los Angeles, Seattle, and other markets to serve founders across the innovation ecosystem. We similarly grew our Fund Banking team to serve venture capital, private equity, and other funds. Our clients include these funds, and portfolio companies – often early- and growth-stage entrepreneurs innovating software and other technology solutions.

CLIENT SPOTLIGHT: MARCH CAPITAL

In 2023, Santa Monica, California-based March Capital, a growth-stage venture fund with $1.7 billion in assets under management, was looking for a new banking relationship. With four funds investing in hyper-growth enterprise technology companies, March Capital knows how to evaluate a business and scope its trajectory. March Capital performed their due diligence, got to know Stifel Bank, and determined that we were the best bank for them. March Capital often introduces their portfolio companies to us for all of their banking needs.

"March Capital partners with entrepreneurs to invest in and help scale their companies. Our investment strategy has all sorts of inherent risks – technology, capital markets, and competition, among others. We wanted a banking partner with zero risk. The values and business practices of Stifel are absolutely aligned with ours. We are delighted to be their business partner," said Jamie Montgomery, Co-Founder and Managing Partner of March Capital.

Montgomery saw significant impact to their community from the wildfires in Los Angeles and quickly rallied support for the Los Angeles Fire Department and organizations providing medical care. Stifel joined in with charitable donations from the firm and our associates.



"The Montgomery Summit is truly a can't-miss gathering of the best founders and investors from across the country. It is a privilege to celebrate the success of March Capital and their portfolio companies. Watching how March Capital and their team supported the LA community after the recent tragic fires embodies all the values we admire about their firm," said Brad Ellis, Managing Director and Founder of Stifel Venture and Fund Banking.

WHERE SUCCESS MEETS SUCCESS

SECTOR SPOTLIGHT: DEEP TECH

Stifel's venture bankers forge relationships with tech-focused founders and the fund companies sponsoring tomorrow's breakout entrepreneurs. One breakthrough area of growth is deep tech, including space and defense. Building Stifel's thriving deep tech practice are industry veterans Matt Trotter, Ann Kim, and Tess Hatch, seeking founders with innovative ideas to change the current landscape of what we think is possible.

FORGE SUMMIT

In October, Stifel Venture Banking hosted its inaugural FORGE Deep Tech Summit. This invite-only event in Ojai, California, brought together a group of 80 curated deep tech founders, investors, and executives from aerospace, defense, robotics, climate tech, and hardware.

Attendees made meaningful connections, engaged in insightful conversations, and gained valuable knowledge, all while strengthening this inspiring community. We couldn't be more grateful for our partners in the innovation ecosystem, and we can't wait to do it all again in 2025.





True Anomaly

CLIENT SPOTLIGHT: TRUE ANOMALY

Stifel Venture Banking clients are developing a new wave of defense technology. One of those innovators is True Anomaly. Focused on enabling a secure, stable, and sustainable environment, True Anomaly develops space defense systems at the intersection of spacecraft, software, and AI. True Anomaly has a long-standing relationship with the U.S. Space Force and a deep bench of talent from across military and technology sectors, positioning the company as a strong thought partner to the Department of Defense. True Anomaly began working with Stifel Bank in 2023 to serve the evolving needs of their growing company.

DRIVING INNOVATION IN DEFENSE TECHNOLOGY

Learn more about Stifel Venture Banking's insights on deep tech. Read our report on Driving Innovation in Defense Technology, check out interviews with sector leaders, and learn the latest on how we think about investing in growth companies at www.bankwithstifel.com/insights.





INSTITUTIONAL GROUP

NEW PARTNERSHIPS PROVIDE EXPANDED PRIVATE CREDIT SOLUTIONS FOR CORPORATE AND FINANCIAL SPONSOR CLIENTS

At Stifel, we continue to expand our capabilities in a number of ways to make us more relevant to our clients.

In particular, we've established a number of strategic partnerships across our direct lending platform that have helped us deepen our market presence, add origination depth, and build scale.

For example, Stifel Bank & Trust has formed a joint venture with Lord Abbett, one of the oldest money management firms in the United States with more than $200 billion in assets under management and a long-standing leveraged credit investment business, including a new private credit fund focused on middle-market corporate lending. The joint venture, named SBLA Private Credit, expands the Bank's Sponsor Finance Group's capacity to lead larger credit facilities.

In addition, Stifel's Investment Bank has partnered with two leading firms to co-invest in private credit: Benefit Street Partners, a leading direct lender with $25 billion of direct lending assets under management and strong institutional relationships, and Diameter, a diversified $15+ billion fixed income asset manager with relevant capabilities beyond senior/unitranche lending.

These relationships build on the groundwork formed in 2022, when Stifel launched SF Credit Partners, a joint lending venture with Korea Investment & Securities Co., Ltd. that serves as an innovative source of additional capital and enables increased commitment capacity.

Through these partnerships, Stifel is well positioned to provide capital to a wider spectrum of companies from lower-middle-market, founder-owned businesses and those owned by financial sponsors to larger public corporations. They've also expanded our balance sheet commitment matched with top-tier M&A advice and capital market expertise.

"Stifel continues to forge strategic partnerships that allow the firm to meet the different needs of our diverse client base and offer a full suite of competitive private credit solutions," said Ron Kruszewski, Chairman and CEO of Stifel. "We believe alignment on origination strategy, target lending profile, and underwriting process is key to success, and we are pleased to engage with these high-quality, like-minded partners."

> **"**
> **Stifel continues to forge strategic partnerships that allow the firm to meet the different needs of our diverse client base and offer a full suite of competitive private credit solutions.**
> **"**



Stifel Chairman and CEO Ron Kruszewski and Korea Investment & Securities CEO Jung Il-moon celebrate the formation of SF Credit Partners.

WHERE SUCCESS
MEETS SUCCESS

CLIENT CONFERENCES

Stifel hosts a series of client conferences and events throughout the year, attracting top institutional investors, private equity professionals, as well as leading companies across our many sectors of focus.

Our conferences are designed to help clients connect the dots through a unique combination of company presentations, interactive panel discussions, and timely keynotes with newsmakers from business, politics, and pop culture.

We aim to deliver a highly differentiated experience by providing original perspective and depth of insight that are rare at most investor conferences. We provide institutional investors with high-level access to senior management and industry experts, showcase dynamic emerging companies, and investigate critical trends that are driving our economy.

In 2024, we hosted more than a dozen full-scale events, as well as many smaller summits and intimate gatherings. Our flagship events, the Cross Sector Insight Conference and the Community Bank Investor Conference, attracted several thousand attendees along with national media attention from CNBC.

Attendees tell us they appreciate the forums to share ideas, network, and develop long-standing relationships that drive future success.

CROSS SECTOR INSIGHT CONFERENCE

1,850+ ATTENDEES

325 COMPANIES

4,500 INVESTOR MEETINGS



Stifel Chairman and CEO Ron Kruszewski and KBW President and CEO Tom Michaud ring the Nasdaq closing bell to kick off KBW's 25th annual Community Bank Investor Conference.

INSTITUTIONAL
GROUP

STIFEL INVESTS IN NATIONAL SECURITY SUPPLY CHAIN THROUGH NEW PRIVATE EQUITY FUND

Stifel continues to drive success by supporting innovation in unique and interesting ways. In October of 2024, the firm received final approval for its new private equity fund designed to provide capital to small and mid-sized U.S. manufacturers working on mission critical technologies in the defense and aerospace industries.

The fund was originated to support the White House's "AM Forward" initiative, which was created in 2022 with the goal of improving the competitiveness of America's small and medium-sized manufacturers and enhance domestic supply chain activity.

After earning a special license from the Small Business Administration, the fund is now eligible for federal leverage, which can supplement the amount of private capital raised and expand investment reach. The initial funding for the fund includes significant capital commitments from industry-leading contractors including Lockheed Martin, GE Aerospace, and ASTM International, among others.

In February 2025, the fund made its first investment in Sintavia, the world's leading all-digital aerospace component manufacturer.

> **In collaboration with our strategic partners, we are proud to give America's emerging small businesses the capital and strategic support they need to advance innovation that supports our supply chain, creates domestic jobs, amplifies manufacturing capacity, and importantly, increases national security.**
>
> Victor Nesi, Stifel Co-President



TECHNOLOGY

TECHNOLOGY AND OPERATIONS UPDATE

Each year, we highlight key technology and operational initiatives designed to deliver outstanding client service and empower our professionals with leading-edge solutions. The One Stifel vision articulated in last year's report continues to anchor this effort.

In 2024, the firm made significant progress modernizing systems, improving workflows, and delivering competitive products and services. We also accelerated our transition to cloud infrastructure and improved data architecture – two foundational elements enabling future AI capabilities.

The following pages highlight our 2024 progress and outline our forward-looking plans. We also touch on investments in cybersecurity and share our approach to attracting and developing world-class technology talent. Stifel is headed in the right direction – delivering long-term value to our clients, associates, and shareholders.




STIFEL WEALTH TRACKER
Recent Statements Confirms Tax Forms Other Notices Document Sharing Delivery Preferences
All Recent Documents
Document Center

BRINGING NEW FUNCTIONALITY TO WEALTH TRACKER

In 2024, we continued building a comprehensive digital experience for clients through the Wealth Tracker platform, which now reaches over half of our client accounts. Building on enhancements introduced in 2023, we delivered new functionality to help clients further organize and manage their financial lives.

We launched a new document center to streamline access to statements, trade confirmations, tax forms, and regulatory notices. We also introduced secure document sharing, enabling clients to store key materials within the platform and seamlessly exchange them with their financial advisors.

To enhance education and engagement, we launched Stifel Discover, a personalized content hub that delivers curated insights in a clean, intuitive format. The integration of Zelle® further expanded money movement capabilities, offering fast and secure peer-to-peer payments directly within Wealth Tracker. Together, these advancements strengthen Wealth Tracker's position as a premier digital platform for personal financial management and client collaboration.


Gravitational Shifts

WHERE SUCCESS
MEETS SUCCESS

LEVERAGING TECHNOLOGY TO MAKE STIFEL BANK A STRATEGIC GROWTH PLATFORM

Stifel Bank made significant contributions to our technology strategy in 2024. A major milestone was becoming the processor for the firm's ACH, wire, and check payments. By leveraging best-in-class fintech partners, the bank now routes payments seamlessly across systems with unified controls – supported by a single operations team.

In parallel, we invested in expanding the commercial banking platform to support rapid growth in venture and fund banking. Deployments included Salesforce for bankers and lenders and a new online application for onboarding complex treasury relationships – described by one client as "the best UX experience I've had applying for a bank account." These upgrades reflect the bank's role not only as a core service engine, but as a strategic growth platform – especially for the innovation economy.

DELIVERING ENHANCEMENTS FOR INSTITUTIONAL CLIENTS

2024 was a year of substantial institutional technology upgrades, aligned with our focus on delivering value through digital channels. We modernized the original Vining Sparks client access portal and introduced several new capabilities:

- Stifel Loan Marketplace: A digital platform connecting lenders and borrowers to facilitate loan origination.

- CB Analytics and Enterprise Risk Management: Tools introduced through our acquisition of Finance 500, delivering deep insights and risk controls.

- Safekeeping Portal: A streamlined interface offering clients access to confirmations, intraday balances, and statements. For clients using additional services – such as bond accounting or portfolio analytics – the portal offers a fully integrated experience.

These enhancements underscore Stifel's commitment to delivering a comprehensive, user-friendly platform for institutional clients.



TECHNOLOGY

DEEPENING CLIENT RELATIONSHIPS

Stifel continues to prioritize client connectivity and collaboration through our Salesforce-powered client management platform. As our business grows globally, this tool ensures seamless communication across geographies and business units, enabling deeper insight into client needs.

The platform also supports our broader data strategy and exploration of advanced tools, including machine learning and generative AI. As we continue to evolve Salesforce into a unified client interface, newer agentic capabilities will add intelligence and automation to support decision-making. As we expand globally, integrated platforms like Salesforce ensure our ability to scale thoughtfully, driving meaningful impact across the advisor-client relationship.

EVOLVING SALESFORCE INTO THE "SINGLE PANE OF GLASS" FOR ADVISORS

In 2024, we made meaningful enhancements to the technologies that support our wealth management professionals. Salesforce continues to evolve into the "single pane of glass" for our financial advisors – uniting data, tools, and workflows in one seamless experience.

Our technology teams continue to partner closely with our advisors to deliver the tools branches and clients expect. We integrated Wealth Tracker into Salesforce, allowing advisors to onboard clients and link accounts for family members or outside collaborators. We also redesigned the annual advisory review process to create a more streamlined experience for both clients and advisors. Additional enhancements included the ability to view Stifel Bank mortgages, securities-based loans, and HELOCs directly within the system. Teams worked to import legacy CRM data into Salesforce to preserve historical notes and contacts. And today we are working to deliver the information from our popular legacy digital dashboard system directly into Salesforce to enable improved decision-making, performance tracking, and practice management.



TECHNOLOGY

IMPROVING OPERATIONAL WORKFLOW

As a service-driven organization, we understand the importance of efficient workflows, and our clients feel the difference when requests are handled quickly and seamlessly.

2024 marked the 11th year of innovation on our enterprise workflow platform, now used by more than 5,000 associates to process millions of service requests annually. This year, we redesigned an international client onboarding module to save time and improve the experience. We also introduced enhanced status tracking and expanded e-signature capabilities throughout the account journey. In 2025, we will continue expanding features and embedding automation to improve speed, transparency, and service quality.



Our operations teams also made vital contributions in 2024 – from navigating the industry-wide shift to a T+1 settlement cycle to launching new products and strengthening custody and reporting infrastructure. To meet growing operational demands, we continue to invest in automation, process modernization, and leadership development. Our new program to enhance career development and cross-training within Operations is already helping drive collaboration and advancement across the team. These efforts reflect a broader operational mandate: Modernize how we work while investing in the people who make it possible.

INVESTING IN INFRASTRUCTURE FOR THE FUTURE

In 2024, we continued making substantial investments in both security and infrastructure. Our move to cloud-based platforms is well underway, with key backend systems now operating in the cloud. As we accelerate this migration in 2025, we're excited for the next generation of tools and efficiencies this transformation will unlock. These upgrades will allow us to better manage data, protect client information, and deliver stronger analytics and support across the enterprise.

> " *These efforts reflect a broader operational mandate: Modernize how we work while investing in the people who make it possible.* "



LOOKING FORWARD

Looking ahead, our technology and operations teams remain focused on working hand-in-hand with business partners to deliver smarter, faster solutions across the enterprise. The technology paradigm is shifting – enabling more capabilities to be pushed directly into the hands of business users. From commercial lending and investment banking to research, trading, and client reporting, every team will benefit from more flexible, intelligent tools. This shift comes as modern data structures and AI platforms become part of everyday workflows. It's an exciting time – and we're building the capabilities to lead in it.

WHERE SUCCESS
MEETS SUCCESS

100⁺
WORLD CUP WINS

MIKAELA SHIFFRIN

This year, Mikaela Shiffrin became the first alpine skier ever to reach 100 World Cup wins, and she finished the season by earning her 101st win at the Stifel Sun Valley Finals. In celebration, Stifel supported Mikaela's "MIK100: Reset the Sport" initiative to fund youth ski programs through the Share Winter Foundation. Stifel also sponsored Season 3 of her documentary, *Moving Right Along*, highlighting her legacy and efforts to inspire the next generation.

"Mikaela has changed the game and is building a legacy that goes beyond her results." – Ron Kruszewski, Chairman and CEO.



JESSIE DIGGINS
Stifel U.S. Cross Country Ski Team Ambassador



ALEX FERREIRA
Stifel U.S. Freeski Ambassador

TEAM STIFEL



















For 135 years, Stifel has been investing in success – not just in our own success, but, most of all, in the success of our clients. While the ambassadors of Team Stifel come from many disciplines, they share this same commitment to success, personal excellence, and inspiring greatness in others.

Through Team Stifel, we sponsor and partner with individual ambassadors, professional teams, and three of the most prestigious collegiate sports awards. In 2025, we will host the Stifel Charity Classic, a premier PGA TOUR Champions tournament.

Fred Haskins
A W A R D
PRESENTED BY STIFEL

STIFEL
CHARITY CLASSIC
PRESENTED BY
Compliance Solutions Inc.

THE TEWAARATON AWARD
PRESENTED BY STIFEL


ANNIKA AWARD
PRESENTED BY STIFEL

Ambassadors pictured left to right:
Gisele Thompson, Professional Soccer; **Alyssa Thompson,** Professional Soccer; **Rachel Heck,** Collegiate Golf; **Harry Higgs,** PGA TOUR; **Kristen Faulkner,** 2x Olympic Gold Medal Cyclist; **Bella McCauley,** Collegiate Golf; **Reese McCauley,** Collegiate Golf; **Amanda Balionis,** CBS Sports Reporter; **Greyson Sigg,** PGA TOUR

Ambassadors not pictured:
Bailey Tardy, LPGA; **Geno Bonnalie,** PGA TOUR Caddie; **John Ellis,** PGA TOUR Caddie; **Joel Stack,** PGA TOUR Caddie; **Ryan McCormick,** Korn Ferry Tour; **Dawson Armstrong,** Korn Ferry Tour



WOMEN'S INITIATIVE NETWORK

Crystal Schlegl
Co-Director, Women's Initiative Network





Since its inception in 2017, the Women's Initiative Network (WIN) has grown into one of Stifel's most diverse, supportive, and valuable groups. This network focuses on offering mentorship, education, and professional development opportunities to all female associates across the firm.

In addition to creating a supportive network of female professionals, the WIN network now hosts a number of special interest groups, including Working Mothers and Caregivers, Young Professionals, Wellness at Work, and the Lean In Circle. These groups provide a supportive and educational community within the WIN umbrella for associates to celebrate their identity and pursue their interests.

WIN's efforts over the years have paid off in a number of ways, including increasing female representation at the firm. On the Global Wealth Management side, we've increased the number of female financial advisors at Stifel by nearly 15% since 2017.

On the Institutional side, we have more than doubled the number of female Managing Directors since 2017. The Institutional Group's intern and recruiting programs include immersive experiences like the Undergraduate Women's Symposium, the Sophomore Explorers, and the Public Finance Bridge Program.



> **WIN allows women an opportunity to get to know each other, to share ideas, and feel valued by the firm.**
>
> Crystal Schlegl

Carol J. DeNatale
Co-Director, Women's Initiative Network



> **It's important to build a network of professionals who have somebody that has similar experiences to them so they feel comfortable that they have an opportunity to develop a career at Stifel.**
>
> Carol DeNatale



COMMUNITY

At Stifel, philanthropy is a core value. As a firm and as individuals, we continue to make a positive impact on the communities in which we live and work. Here are just a few of the many ways in which Stifel and our associates are making a difference:

ST. LOUIS PUBLIC SCHOOLS

Stifel was named 2024 Corporate Volunteer Partner of the Year by St. Louis Public Schools for our ongoing dedication to fostering academic excellence and empowering future generations. The 2023-24 school year award honored Stifel's teaching hundreds of hours of financial education through the Junior Achievement program, the Carr Lane Visual Performing Arts tech classroom renovation, and back-to-school supplies donations.



9/11 DAY OF SERVICE

Once again, to honor the memory of the 67 KBW associates who lost their lives on 9/11, more than 350 Stifel and KBW associates in New York, St. Louis, and San Francisco packed thousands of meals for local food banks as part of the 9/11 Day of Service.

THE SHOEBOX PROJECT FOR WOMEN

Stifel Canada, in collaboration with Oxford Properties Group, helped lead efforts with The Shoebox Project for Women, an organization designed to help uplift women in local shelters by assembling personalized shoeboxes filled with everyday essentials from toiletries, accessories, and other comforting items. The shoeboxes were distributed to women's shelters in Toronto.



HOMES FOR THE HOMELESS

For the sixth straight year, our Leveraged Finance team held a holiday charity raffle to benefit Homes for Homeless. This year's raffle sold 642 tickets, raising more than $14,000, with 100% participation from Leveraged Finance and outstanding participation from Investment Banking, Fixed Income Capital Markets, and KBW. 139 junior bankers participated this year, including 91 analysts across all groups, a 10% increase from last year. All proceeds went to funding the end of summer camp carnival at Homes for Homeless' Camp Wakonda, where Stifel associates volunteered in person, helping with games and face painting.



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 10-K

(Mark One)

☑ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2024

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from _______________ to _______________

Commission file number: 001-09305

STIFEL FINANCIAL CORP.

(Exact name of registrant as specified in its charter)

Delaware	43-1273600
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

501 North Broadway, St. Louis, Missouri 63102-2188

(Address of principal executive offices and zip code)

(314) 342-2000

(Registrant's telephone number, including area code)

Securities registered pursuant to Section 12(b) of the Act:

Title of Each Class/Trading Symbol	Name of Each Exchange On Which Registered	Shares or principal amount outstanding January 31, 2025
Common Stock, $0.15 par value per share (SF)	New York Stock Exchange	103,754,995
Depository Shares, each representing 1/1,000th interest in a share of 6.25% Non-Cumulative Preferred Stock, Series B (SF-PB)	New York Stock Exchange	6,400
Depository Shares, each representing 1/1,000th interest in a share of 6.125% Non-Cumulative Preferred Stock, Series C (SF-PC)	New York Stock Exchange	9,000
Depository Shares, each representing 1/1,000th interest in a share of 4.50% Non-Cumulative Preferred Stock, Series D (SF-PD)	New York Stock Exchange	12,000
5.20% Senior Notes due 2047 (SFB)	New York Stock Exchange	$225,000,000

Securities registered pursuant to Section 12(g) of the Act: None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☑ No ☐

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Exchange Act. Yes ☐ No ☑

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 ("the Exchange Act") during the preceding 12 months (or for such shorter period that the registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days. Yes ☑ No ☐

Indicate by check mark whether the registrant has submitted electronically, every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). Yes ☑ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See the definitions of "large accelerated filer," "accelerated filer," "smaller reporting company," and "emerging growth company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☑ Accelerated filer ☐ Non-accelerated filer ☐ Smaller reporting company ☐ Emerging growth company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☐

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☑

The aggregate market value of the registrant's common stock, $0.15 par value per share, held by non-affiliates of the registrant as of the close of business on June 30, 2024, was $8.9 billion.[1]

[1] In determining this amount, the registrant assumed that the executive officers and directors of the registrant are affiliates of the registrant. Such assumptions shall not be deemed to be conclusive for any other purposes.

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the Proxy Statement for the annual meeting of shareholders, to be filed within 120 days of our fiscal year ended December 31, 2024, are incorporated by reference in Part III hereof.

STIFEL FINANCIAL CORP.
Table of Contents

PART I   Page

Item 1.	Business	3
Item 1A.	Risk Factors	9
Item 1B.	Unresolved Staff Comments	17
Item 1C.	Cybersecurity	17
Item 2.	Properties	18
Item 3.	Legal Proceedings	18
Item 4.	Mine Safety Disclosures	18

PART II

Item 5.	Market for Registrant's Common Equity, Related Stockholder Matters, and Issuer Purchases of Equity Securities	19
Item 6.	Reserved	20
Item 7.	Management's Discussion and Analysis of Financial Condition and Results of Operations	21
Item 7A.	Quantitative and Qualitative Disclosures About Market Risk	43
Item 8.	Financial Statements and Supplementary Data	46
Item 9.	Changes in and Disagreements With Accountants on Accounting and Financial Disclosure	90
Item 9A.	Controls and Procedures	90
Item 9B.	Other Information	92
Item 9C.	Disclosure Regarding Foreign Jurisdictions That Prevent Inspections	92

PART III

Item 10.	Directors, Executive Officers, and Corporate Governance	92
Item 11.	Executive Compensation	92
Item 12.	Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters	92
Item 13.	Certain Relationships and Related Transactions, and Director Independence	92
Item 14.	Principal Accounting Fees and Services	92

PART IV

Item 15.	Exhibits and Financial Statement Schedules	93
Item 16.	Form 10-K Summary	95
	Signatures	96

PART I

Certain statements in this report may be considered forward-looking. Statements that are not historical or current facts, including statements about beliefs and expectations, are forward-looking statements. These forward-looking statements cover, among other things, statements made about general economic, political, regulatory, and market conditions (including changes in interest rates and inflation), the investment banking and brokerage industries, our objectives and results, and also may include our belief regarding the effect of various legal proceedings, management expectations, our liquidity and funding sources, counterparty credit risk, or other similar matters. Forward-looking statements involve inherent risks and uncertainties, and important factors could cause actual results to differ materially from those anticipated, including those factors discussed below under "Item 1A – Risk Factors" as well as those discussed in "Item 7 – Management's Discussion and Analysis of Financial Condition and Results of Operations – Economic and Market Conditions" of this Form 10-K.

Because of these and other uncertainties, our actual future results may be materially different from the results indicated by these forward-looking statements. In addition, our past results of operations do not necessarily indicate our future results. We undertake no obligation to publicly release any revisions to the forward-looking statements or reflect events or circumstances after the date of this document.

ITEM 1. BUSINESS

Stifel Financial Corp. is a Delaware corporation and a financial holding company headquartered in St. Louis. We were organized in 1983. Our principal subsidiary is Stifel, Nicolaus & Company, Incorporated ("Stifel"), a full-service retail and institutional wealth management and investment banking firm. Stifel is the successor to a partnership founded in 1890. Our other subsidiaries include Stifel Independent Advisors, LLC ("SIA"), an independent contractor broker-dealer firm; Keefe, Bruyette & Woods, Inc. ("KBW"), a broker-dealer firm; Stifel Nicolaus Europe Limited ("SNEL"), our European subsidiary; Stifel Nicolaus Canada Inc. ("SNC"), our Canadian subsidiary; Stifel Bank & Trust and Stifel Bank, retail and commercial banks, Stifel Trust Company, N.A. and Stifel Trust Company Delaware, N.A. (collectively, "Stifel Trust"), our trust companies (collectively "Stifel Bancorp"); and 1919 Investment Counsel, LLC, an asset management firm. Unless the context requires otherwise, the terms "the Company," "our company," "we," and "our," as used herein, refer to Stifel Financial Corp. and its subsidiaries.

We have a 134-year operating history and have built a diversified business serving private clients, institutional investors, and investment banking clients located across the country. Our principal activities are:

- Private client services, including securities transaction and financial planning services;
- Institutional equity and fixed income sales, trading and research, and municipal finance;
- Investment banking services, including mergers and acquisitions, public offerings, and private placements; and
- Retail and commercial banking, including personal and commercial lending programs.

Our core philosophy is based upon a tradition of trust, understanding, and studied advice. We attract and retain experienced professionals by fostering a culture of entrepreneurial, long-term thinking. We provide our private, institutional, and corporate clients quality, personalized service, with the theory that if we place clients' needs first, both our clients and our company will prosper. Our unwavering client and associate focus have earned us a reputation as one of the nation's leading wealth management and investment banking firms.

We have grown our business both organically and through opportunistic acquisitions. Over the past several years, we have grown substantially, primarily by completing and successfully integrating a number of acquisitions, including the following acquisitions, which were integrated during 2023 and 2024:

- Torreya Partners LLC – On March 1, 2023, the Company acquired Torreya Partners LLC, a leading independent M&A and private capital advisory firm serving the global life sciences industry.
- Sierra Pacific Securities, LLC – On August 1, 2023, the Company acquired Sierra Pacific Securities, LLC, an algorithmic trading-focused, fixed income market-making firm.
- CB Resource and Finance 500 – On August 1, 2024, the Company acquired Finance 500, Inc. ("Finance 500") and CB Resource, Inc. ("CBR"), which operate as strategic partners under common ownership. Finance

500 is a brokerage and investment services provider focused on under-writing FDIC-insured Certificates of Deposit and fixed income securities trading. CBR integrates ERM, strategic and capital plan solutions, and industry analytics through its fully integrated tech-enabled platform.

- Bryan, Garnier & Co. – On January 6, 2025, the Company announced it signed a definitive agreement to acquire Bryan, Garnier & Co. ("Bryan Garnier"), an independent full-service investment bank focused on European technology and healthcare companies. Bryan Garnier's product suite includes mergers & acquisitions advisory, private and public growth financing solutions, and institutional sales and execution. Bryan Garnier is headquartered in Europe with offices in Paris, London, Amsterdam, Munich, Oslo, Stockholm, and New York. The transaction is expected to close in the first half of 2025.

Business Segments

We operate in the following segments: Global Wealth Management, Institutional Group, and Other. For a discussion of the financial results of our segments, see "Item 7 – Management's Discussion and Analysis of Financial Condition and Results of Operations – Segment Analysis" of this Form 10-K.

Narrative Description of Business

Through our broker-dealer subsidiaries, we provide securities-related financial services to customers from the United States, Europe, and Canada. Our customers include individuals, corporations, municipalities, and institutions. We have customers throughout the United States, the United Kingdom, and Canada, with a growing presence in Europe. No single client accounts for a material percentage of any segment of our business. Our inventory, which we believe is of modest size and intended to turn over quickly, exists to facilitate order flow and support the investment strategies of our clients. The inventory of securities held to facilitate customer trades and our market-making activities is sensitive to market movements. Furthermore, our balance sheet is highly liquid, without material holdings of securities that are difficult to value or remarket. We believe that our broad platform, fee-based revenues, and strong distribution network position us well to take advantage of current trends within the financial services sector.

GLOBAL WEALTH MANAGEMENT

We provide securities transaction, brokerage, and investment services to our clients through the consolidated Stifel branch system. We have made significant investments in personnel and technology to grow the Private Client Group.

Consolidated Stifel Branch System

At December 31, 2024, the Private Client Group had a network of 2,229 financial advisors located in 389 branch offices in 48 states and the District of Columbia. In addition, we have 113 independent contractors.

Our financial advisors provide a broad range of investments and services to our clients, including financial planning services. We offer equity securities; taxable and tax-exempt fixed income securities, including municipal, corporate, and government agency securities; preferred stock; and unit investment trusts. We also offer a broad range of externally managed fee-based products. In addition, we offer insurance and annuity products and investment company shares through agreements with numerous third-party distributors. We encourage our financial advisors to pursue the products and services that best fit their clients' needs and that they feel most comfortable recommending. Our private clients may choose from a traditional, commission-based structure or fee-based money management programs. In most cases, commissions are charged for sales of investment products to clients based on an established commission schedule. In certain cases, varying discounts may be given based on relevant client or trade factors determined by the financial advisor.

Our independent contractors, who operate in our SIA business, provide the same types of financial products and services to its private clients as does Stifel. Under their contractual arrangements, these independent contractors may also provide accounting services, real estate brokerage, insurance, or other business activities for their own account. Independent contractors are responsible for all of their direct costs and are paid a larger percentage of commissions to compensate them for their added expenses. SIA is an introducing broker-dealer and, as such, clears its transactions through Stifel.

Customer Financing

Client securities transactions are effected on either a cash or margin basis. When securities are purchased on a margin basis, the customer deposits less than the full cost of the security in their account. We make a loan to the customer for the balance of the purchase price. Such loans are collateralized by the purchased securities. The amounts of the loans are subject to the margin requirements of Regulation T of the Board of Governors of the Federal Reserve System, Financial Industry Regulatory Authority, Inc. ("FINRA") margin requirements, and our internal policies, which usually are more restrictive than Regulation T or FINRA requirements. In permitting customers to purchase securities on margin, we are subject to the risk of a market decline, which could reduce the value of our collateral below the amount of the customers' indebtedness.

We offer securities-based lending through Stifel Bancorp, which allows clients to borrow money against the value of qualifying securities for any suitable purpose other than purchasing, trading, or carrying marketable securities or refinancing margin debt. The loan requirements are subject to Regulation U of the Board of Governors of the Federal Reserve System ("Regulation U") and our internal policies, which are typically more restrictive than Regulation U. We establish approved lines and advance rates against qualifying securities and monitor limits daily and, pursuant to such guidelines, require customers to deposit additional collateral or reduce debt positions, when necessary. Factors considered in the review of securities-based lending are the amount of the loan, the degree of concentrated or restricted positions, and the overall evaluation of the portfolio to ensure proper diversification, or, in the case of concentrated positions, appropriate liquidity of the underlying collateral or potential hedging strategies. Underlying collateral for securities-based loans is reviewed with respect to the liquidity of the proposed collateral positions, valuation of securities, historic trading range, volatility analysis, and an evaluation of industry concentrations.

Asset Management

Our asset management business offers specialized investment management solutions for institutions, private clients, and investment advisers. Revenues for this segment are primarily generated by the investment advisory fees related to asset management services provided for individual and institutional investment portfolios, along with mutual funds. Investment advisory fees are earned on assets held in managed or non-discretionary asset-based programs. These fees are computed based on balances either at the beginning of the quarter, the end of the quarter, or average daily assets. Fees from private client investment portfolios and institutional fees are typically based on asset values at the end of the prior period. Asset balances are impacted by both the performance of the market and sales and redemptions of client accounts/funds. Rising markets have historically had a positive impact on investment advisory fee revenues as existing accounts increase in value, and individuals and institutions may commit incremental funds in rising markets. No single client accounts for a material percentage of this segment's total business.

Stifel Bancorp

We offer retail and commercial banking services to private and corporate clients, including personal loan programs, such as fixed and variable mortgage loans, home equity lines of credit, personal loans, loans secured by CDs or savings, and securities-based loans, as well as commercial lending programs, such as small business loans, commercial real estate loans, lines of credit, credit cards, term loans, and inventory and receivables financing, in addition to other banking products. We believe Stifel Bancorp not only helps us serve our private clients more effectively by offering them a broader range of services, but also enables us to better utilize our private client cash balances held which are swept to our bank subsidiaries and is their primary source of funding.

INSTITUTIONAL GROUP

The Institutional Group segment includes research, equity and fixed income institutional sales and trading, investment banking, public finance, and syndicate.

Research

Our research department publishes research across multiple industry groups and provides our clients with timely, insightful, and actionable research, aimed at improving investment performance.

Institutional Sales and Trading

Our equity sales and trading team distributes our proprietary equity research products and communicates our investment recommendations to our client base of institutional investors, executes equity trades, sells the securities of companies for which we act as an underwriter, and makes a market in securities. In our various sales and trading activities, we take a focused approach to serving our clients by maintaining inventory to facilitate order flow and support the investment strategies of our institutional fixed income clients, as opposed to seeking trading profits through proprietary trading.

The fixed income institutional sales and trading group is comprised of taxable and tax-exempt sales departments. Our institutional sales and trading group executes trades with diversification across municipal, corporate, government agency, and mortgage-backed securities.

Investment Banking

Our investment banking activities include the provision of financial advisory services principally with respect to mergers and acquisitions and the execution of public offerings and private placements of debt and equity securities. The investment banking group focuses on middle-market companies as well as on larger companies in targeted industries where we have particular expertise, which include real estate, financial services, healthcare, aerospace/defense and government services, telecommunications, transportation, energy, business services, consumer services, industrial, technology, and education.

Our syndicate department coordinates marketing, distribution, pricing, and stabilization of our managed equity and debt offerings. In addition, the department coordinates our underwriting participations and selling group opportunities managed by other investment banking firms.

Public Finance

Our public finance group acts as an underwriter and dealer in bonds issued by states, cities, and other political subdivisions and acts as manager or participant in offerings managed by other firms.

OTHER SEGMENT

The Other segment includes interest income from stock borrow activities, unallocated interest expense, interest income and gains and losses from investments held, amortization of stock-based awards for certain administrative associates, and all unallocated overhead costs associated with the execution of orders; processing of securities transactions; custody of client securities; receipt, identification, and delivery of funds and securities; compliance with regulatory and legal requirements; internal financial accounting and controls; and general administration and acquisition charges.

HUMAN CAPITAL

Our associates are vital to our success. As a human capital-intensive business, our ability to attract, develop, and retain exceptional associates is critical, not only in the current competitive labor market, but also to our long-term success. As of December 31, 2024, we had over 9,000 associates, including 2,342 financial advisors, located primarily in the United States, the United Kingdom, and Canada, with a growing presence in Europe.

We have become a premier middle-market investment bank and wealth management firm. Our long-term success as a company and our ability to generate sustainable value for our shareholders is only possible because of a corporate culture that puts the needs of our clients and our associates first. As a financial services company, we believe it is our responsibility to contribute to the sustainable economic development of the communities in which we live and operate. Our culture rewards collaboration, hard work, and empathy. And at the core of that culture is the Golden Rule of treating others as one would wish to be treated.

Culture

To provide the best possible service to our clients, we hire individuals who embrace our firm's principles, think outside the box, and introduce ideas that challenge the status quo. To create a culture that fosters a sense of belonging and an identity of being the best at what we do, we reward our associates for performance, we engage them about their needs and interests, and, as a result, we develop the best leaders in the field. At work, at home, and in our communities, we want to be our associates' Firm of Choice.

Across the firm, we continue to foster a culture of opportunity for all. We continue to build on our past efforts so that Stifel remains a place where the best talent wants to work and where people of all races, gender, sexual orientation, disability status, veteran status, or ethnicity can reach their full potential.

Our approach is not limited to the entry level of Stifel, but carries over to all levels of our firm to sustain our record of high retention. We continue to look at diversity holistically.

Recruitment and Talent Development

We believe our culture, our effort to maintain a meritocracy in terms of opportunity, and our continued evolution and growth contribute to our success in attracting and retaining strong talent. Our recruiting efforts are focused on identifying high achieving candidates from a variety of backgrounds. In addition to racial and gender diversity, we recognize the value that diverse experience can bring our business. Our high standards remain, allowing us to expand our search and maintain the skills and drive that make our associates so strong.

As such, we have established new university partnerships, visiting campuses across the country to promote a variety of tailored summer programs and internships. To expand our reach and attract a diverse talent pool, we position our job postings on a wide variety of job boards, utilize social media, and participate in career fairs. In attracting the candidates that make up our company's future, our entrepreneurial culture provides significant appeal.

Our associates are key to our success. Thus, we prioritize providing them with ample resources for learning and development as they progress in their careers. Mentoring opportunities along with our Senior Leaders and "Great on the Job" rising talent programs are integral to maturing leadership from within our own ranks. Supplementing these efforts are a host of learning resources available to all associates, aligned with best practices for fostering both team and individual growth.

Compensation and Benefits

To be the Firm of Choice for our associates, we are committed to providing both competitive compensation and a robust benefit package. Our competitive pay packages include base salary, incentive bonus, and equity compensation programs. Additionally, the firm makes annual contributions to support the retirement goals of each associate through a matching contribution program for the 401(k) retirement savings plan. As an additional retention tool, we may grant equity awards in connection with initial employment or under various retention programs for individuals who are responsible for contributing to our management, growth, and/or profitability. We view our associates as partners and believe that our company is most successful when our associates think and act like owners.

We have enhanced our comprehensive benefits package to represent the value we place on taking care of the talented individuals that we attract and aim to retain. The physical, emotional, and financial well-being of our associates is a high priority of the firm. To that end, programs include healthcare insurance, health and flexible savings accounts, paid time off, family leave, flexible work arrangements, tuition assistance, counseling services, access to quality child and elder care, enhanced fertility and family-building services, as well as on-site services at our corporate offices, which includes a health clinic and a fitness center.

BUSINESS CONTINUITY

We have developed a business continuity plan which is designed to permit continued operation of business-critical functions in the event of disruptions to our St. Louis, Missouri, headquarters facility as well as other critical functional areas of the firm. Several critical business functions are supported by outside vendors who maintain backup and recovery in line with our internal needs and capabilities. We periodically participate in testing of these backup and recovery functions. Likewise, the business functions we support internally can be supported without the St. Louis headquarters through a combination of redundant computer facilities in other diverse data centers and from certain office locations which can connect to our third-party securities processing vendor through its primary or redundant facilities. Systems have been designed so that we can route critical processing activity and functions to alternate locations, which can be staffed with relocated personnel as appropriate.

GROWTH STRATEGY

We believe our strategy for growth will allow us to increase our revenues and to expand our role with clients as a valued partner. In executing our growth strategy, we take advantage of the consolidation among mid-tier firms, which we believe provides us opportunities in our global wealth and institutional group segments. We do not create specific growth or business plans for any particular type of acquisition, focus on specific firms, or geographic expansion, nor do we establish quantitative goals, such as intended numbers of new hires or new office openings; however, our corporate philosophy has always been to be in a position to take advantage of opportunities as they arise, while maintaining sufficient levels of capital. We intend to pursue the following strategies with discipline:

- *Further expand our private client footprint in the U.S.* We have expanded the number of our private client branches from 39 at December 31, 1997 to 389 at December 31, 2024, and our branch-based financial advisors from 262 to 2,229 over the same period. In addition, client assets have grown from $11.7 billion at December 31, 1997 to $501.4 billion at December 31, 2024. Through organic growth and acquisitions, we have built a strong footprint nationally. Over time, we plan to further expand our domestic private client footprint. We plan on achieving this through recruiting experienced financial advisors with established client relationships and continuing to selectively consider acquisition opportunities as they may arise.

- *Grow our investment banking business.* By leveraging our industry expertise, our product knowledge, our research platform, our experienced associates, our capital markets strength, our middle-market focus, and our private client network, we intend to grow our investment banking business. Opportunistic acquisitions over the past 15 years have accelerated the growth of our investment banking business through expanded industry, product, and geographic coverage, including capital-raising for start-up companies, particularly from the venture community. We believe our position as a middle-market-focused investment bank with broad-based and respected research will allow us to take advantage of opportunities in the middle market and continue to align our investment banking coverage with our research footprint.

- *Focus on asset generation within Stifel Bancorp by offering banking services to our clients.* We believe the banking services provided through Stifel Bancorp strengthen our existing client relationships and help us recruit financial advisors seeking to provide a full range of services to their private clients. We intend to continue focusing on the sale of banking products and services to our private and corporate clients.

- *Further expand our institutional business both domestically and internationally.* Our institutional equity business is built upon the premise that high-quality fundamental research is not a commodity. The growth of our business has been fueled by the effective partnership of our highly rated research and institutional sales and trading teams. We have identified opportunities to expand our research capabilities by taking advantage of market disruptions. Our goal is to further monetize our research platform by adding additional institutional sales and trading teams and by placing a greater emphasis on client management.

- *Approach acquisition opportunities with discipline.* Over the course of our operating history, we have demonstrated our ability to identify, effect, and integrate attractive acquisition opportunities. We believe the current environment and market dislocation will continue to provide us with the ability to thoughtfully consider acquisitions on an opportunistic basis.

COMPETITION

We compete with other securities firms, some of which offer their customers a broader range of brokerage services, have substantially greater resources, and may have greater operating efficiencies. In addition, we face increasing competition from other financial institutions, such as commercial banks, online service providers, and other companies offering financial services.

Our ability to compete effectively is substantially dependent on our continuing ability to develop or attract, retain, and motivate qualified financial advisors, investment bankers, trading professionals, portfolio managers, and other revenue-producing or specialized personnel. Furthermore, the labor market continues to experience elevated levels of turnover and competition, including increased competition for talent across all areas of our business, as well as increased competition with non-traditional competitors, such as technology companies. Employers are increasingly offering guaranteed contracts, upfront payments, increased compensation, and opportunities to work with greater flexibility.

As we enter our 135th year in business, we continue to rely on the expertise acquired in our market area, our personnel, and our equity capital to operate in the competitive environment.

REGULATION

We have experienced an increase in the pace and breadth of rulemaking affecting financial and public company regulation and supervision, as well as a high degree of scrutiny from various regulators in recent years. Regulatory, supervisory, and investigatory activity has increased, and may continue to increase. Penalties and fines imposed by regulatory and other governmental authorities have also been substantial and growing in recent years. Following the most recent U.S. Federal elections, there is an increased likelihood of changes to the regulatory environment and uncertainties about the timing and breadth of changes to various provisions of the Tax Cut and Jobs Act ("TCJA") which will expire in 2025 if not extended. These changes could have a significant impact on our business, financial condition, results of operations, and cash flows in the future; however, we cannot predict the exact changes or quantify their potential impacts. See "Item 1A - Risk Factors" of this Form 10-K for additional discussion of the risks related to our regulatory environment.

The following summarizes the principal elements of the regulatory and supervisory framework applicable to our company as a participant in the financial services industry and, in particular, the banking and securities sectors. The framework includes extensive regulation under U.S. federal and state laws, as well as the applicable laws of the jurisdictions outside the U.S. in which our company does business. While the framework is intended to protect our clients, the integrity of the financial markets, our depositors, and the Federal Deposit Insurance Fund, it is not intended to protect our creditors or shareholders. These rules and regulations limit our ability to engage in certain activities, as well as our ability to fund our company from its regulated subsidiaries, which include Stifel Bancorp and our broker-dealer subsidiaries, and our trust subsidiaries. To the extent that the following information describes statutory and regulatory provisions, it is qualified in its entirety by reference to the particular statutory and regulatory provisions that are referenced. A change in applicable statutes or regulations or in regulatory or supervisory policy may have a material effect on our business.

We continue to experience a period of notable change in financial regulation and supervision. These changes could have a significant impact on how we conduct our business. Many regulatory or supervisory policies remain in a state of flux and may be subject to amendment in the near future. As a result, we cannot specifically quantify the impact that such regulatory or supervisory requirements will have on our business and operations. See "Item 1A – Risk Factors" of this Form 10-K for additional discussion of the risks related to our regulatory environment.

Financial Holding Company Regulation

We are a bank holding company under the Bank Holding Company Act of 1956 ("BHCA"), as amended, that has made an election to be a financial holding company. Consequently, our company and its business activities are subject to the supervision, examination, and regulation of the Federal Reserve Board (the "Fed"). The BHCA and other federal laws subject bank and financial holding companies to particular restrictions on the types of activities in which they may engage and to a range of supervisory requirements and activities, including regulatory enforcement actions for violations of laws and regulations. Supervision and regulation of bank holding companies, financial holding companies, and their subsidiaries are intended primarily for the protection of depositors and other clients of banking subsidiaries, the deposit insurance fund of the Federal Deposit Insurance Corporation ("FDIC"), and the banking system as a whole, but not for the protection of stockholders or other creditors.

Stifel Bank & Trust and Stifel Bank (collectively "bank subsidiaries") are state-chartered banks regulated, supervised, and examined by the Fed and the Consumer Financial Protection Bureau ("CFPB"). Stifel Trust is regulated, supervised, and examined by the Office of the Comptroller of the Currency ("OCC"). The Fed and the FDIC also regulate and may examine our bank subsidiaries and, with respect to the Fed, Stifel Trust.

Collectively, the rules and regulations of the Fed, the OCC, the FDIC, and the CFPB result in extensive regulation and supervision covering all aspects of our banking and trust businesses, including, for example, lending practices, the receipt of deposits, capital structure, transactions with affiliates, conduct and qualifications of personnel, and as discussed further in the following sections, capital requirements. This regulatory, supervisory and oversight framework is subject to significant changes that can affect the operating costs and permissible businesses of our company, our bank subsidiaries, Stifel Trust, and all of our other subsidiaries. As a part of their supervisory functions, these regulatory bodies conduct extensive examinations of our operations and also have the power to bring enforcement actions for violations of law and, in the case of certain of these regulatory bodies, for unsafe or unsound practices.

Basel III and U.S. Capital Rules

Our company, as a bank and financial holding company, and our bank subsidiaries are subject to regulation, including capital requirements, by the Federal Reserve. Our bank subsidiaries are subject to various regulatory capital requirements administered by the Fed and the Missouri Division of Finance. Failure to meet minimum capital requirements can initiate certain mandatory and possibly additional discretionary actions by regulators that, if undertaken, could have a direct material effect on our company's and our bank subsidiaries' financial statements.

The OCC, the Fed, and the FDIC published final U.S. rules implementing the Basel III capital framework developed by the Basel Committee on Banking Supervision and certain Dodd-Frank Act and other capital provisions and updated the prompt corrective action framework to reflect the new regulatory capital minimums (the "U.S. Basel III Rules"). The U.S. Basel III Rules: (i) increased the quantity and quality of regulatory capital; (ii) established a capital conservation buffer; and (iii) made changes to the calculation of risk-weighted assets. The capital requirements could restrict our ability to grow during favorable market conditions and to return capital to shareholders, or require us to raise additional capital. As a result, our business, results of operations, financial condition, and prospects could be adversely affected. See "Item 1A – Risk Factors" of this Form 10-K for additional information.

Failure to meet minimum capital requirements can trigger discretionary, and in certain cases, mandatory actions by regulators that could have a direct material effect on the financial results of our bank subsidiaries. Under the capital adequacy guidelines, our bank subsidiaries must meet specific capital guidelines that involve quantitative measures of assets, liabilities, and certain off-balance sheet items as calculated under the rules. The capital amounts and classification for our bank subsidiaries are also subject to the qualitative judgments of U.S. regulators based on components of capital, risk-weightings of assets, off-balance sheet transactions, and other factors.

Under applicable capital rules, our company and its bank subsidiaries would need to obtain prior approval from the Fed if its repurchases or redemptions of equity securities over a twelve-month period would reduce its net worth by ten percent or more and an exemption were not available. Guidance from the Fed also provides that our company and its bank subsidiaries would need to inform the Fed in advance of repurchasing common stock in certain prescribed situations, such as if it were experiencing, or at risk of experiencing, financial weaknesses or considering expansion, either through acquisitions or other new activities, or if the repurchases would result in a net reduction in common equity over a quarter. Further, Fed guidance indicates that, pursuant to the Fed's general supervisory and enforcement authority, Fed supervisory staff should prevent a bank holding company from repurchasing its common stock if such action would be inconsistent with the bank holding company's prospective capital needs and safe and sound operation. See Note 19 of the Notes to the Consolidated Financial Statements of this Form 10-K for additional information.

Source of financial strength

The Fed requires that bank holding companies, such as our company, serve as a source of financial strength for any of its subsidiary depository institutions. The term "source of financial strength" is defined as the ability of a company to provide financial assistance to its insured depository institution subsidiaries in the event of financial distress at such subsidiaries. Under this requirement, we in the future could be required to provide financial assistance to our bank subsidiaries should they experience financial distress.

Deposit insurance

Our bank subsidiaries are subject to the Federal Deposit Insurance Act because they provide deposits covered by FDIC insurance, generally up to $250,000 per account ownership type. For banks with greater than $10 billion in assets, which includes Stifel Bancorp, the FDIC's current assessment rate calculation relies on a scorecard method based on a number of factors, including the bank's regulatory ratings, asset quality, and amount of brokered deposits. This scorecard method is designed to measure a bank's financial performance and ability to withstand stress, in addition to measuring the FDIC's exposure should the bank fail. From time to time, in response to specific events, the FDIC may also enact a special assessment to recover any losses to the FDIC's deposit insurance fund as a result of protecting uninsured depositors.

Prompt corrective action

The U.S. Federal Deposit Insurance Corporation Improvement Act of 1991, as amended ("FDICIA") requires the U.S. federal bank regulatory agencies to take "prompt corrective action" with respect to depository institutions that do not meet specified capital requirements. FDICIA establishes five capital categories for FDIC-insured banks, such as our bank subsidiaries: well-capitalized, adequately capitalized, undercapitalized, significantly undercapitalized, and critically undercapitalized.

An institution may be downgraded to, or deemed to be in, a capital category that is lower than the category indicated by its capital ratios if the institution is determined to be in an unsafe or unsound condition or if it receives an unsatisfactory examination rating with respect to certain matters. FDICIA imposes progressively more restrictive constraints on operations, management, and capital distributions as the capital category of an institution declines. Failure to meet the capital requirements could also require a depository institution to raise capital. Ultimately, critically undercapitalized institutions are subject to the appointment of a receiver or conservator.

Although the prompt corrective action regulations do not apply to bank holding companies, such as our company, the Fed is authorized to take appropriate action at the bank holding company level, based upon the undercapitalized status of the bank holding company's depository institution subsidiaries. In certain instances related to an undercapitalized depository institution subsidiary, the bank holding company would be required to guarantee the performance of the undercapitalized subsidiary's capital restoration plan and might be liable for civil money damages for failure to fulfill its commitments on that guarantee. Furthermore, in the event of the bankruptcy of the bank holding company, this guarantee would take priority over the bank holding company's general unsecured creditors.

The Volcker Rule

We are subject to the Volcker Rule, which generally prohibits bank holding companies and their subsidiaries and affiliates from engaging in proprietary trading, but permits underwriting, market making, and risk-mitigating hedging activities. The Volcker Rule also prohibits bank holding companies and their subsidiaries and affiliates from acquiring or retaining ownership interests in, sponsoring, or having certain relationships with "covered funds" (as defined in the rule), including hedge funds and private equity funds, subject to certain exceptions.

Broker-Dealer and Securities Regulation

The SEC is the federal agency charged with administration of the federal securities laws in the U.S. Our U.S. broker-dealer subsidiaries are subject to SEC regulations relating to their business operations, including sales and trading practices, securities offerings and other investment banking activity, publication of research reports, use and safekeeping of client funds and securities, capital structure, record-keeping, privacy requirements, and the conduct of directors, officers and employees. Financial services firms are also subject to regulation by state securities commissions in those states in which they conduct business.

Financial services firms are also subject to regulation by various foreign governments, securities exchanges, central banks and regulatory bodies, particularly in those countries where they have established offices. Outside of the U.S., we have additional offices primarily in Canada, the U.K., and Europe and are subject to regulations in those areas. Much of the regulation of broker-dealers in the U.S. and Canada, however, has been delegated to self-regulatory organizations ("SROs"), such as FINRA in the U.S., the Canadian Investment Regulatory Organization ("CIRO") in Canada, and securities exchanges. These SROs adopt and amend rules for regulating the industry, subject to the approval of government agencies. These SROs also conduct periodic examinations of member broker-dealers.

The SEC, SROs and other securities regulators may conduct administrative proceedings that can result in censure, fines, suspension or expulsion of a broker-dealer, its officers, employees, or other associated persons. Such administrative proceedings, whether or not resulting in adverse findings, can require substantial expenditures and may adversely impact the reputation of a broker-dealer.

Our U.S. broker-dealer subsidiaries are subject to the Securities Investor Protection Act, as amended ("SIPA") and are required by federal law to be members of the Securities Investors Protection Corporation ("SIPC"). The SIPC was established under SIPA, and oversees the liquidation of broker-dealers during liquidation or financial distress. The SIPC fund provides protection for cash and securities held in client accounts up to $500,000 per client, with a limitation of $250,000 on claims for cash balances.

U.S. broker-dealer capital

Our U.S. broker-dealer subsidiaries are subject to certain of the SEC's financial stability rules, including the: (i) net capital rule; (ii) customer protection rule; (iii) record-keeping rules; and (iv) notification rules. Broker-dealers are required to maintain the minimum net capital deemed necessary to meet their continuing commitments to customers and others, and are required to keep their assets in relatively liquid form. These rules also limit the ability of broker-dealers to transfer capital to parent companies and other affiliates. See Note 19 of the Notes to Consolidated Financial Statements of this Form 10-K for additional information pertaining to our broker-dealer regulatory minimum net capital requirements.

Money market reform

The SEC adopted amendments to the rules that govern money market mutual funds. The amendments make structural and operational reforms to address risks of excessive withdrawals over relatively short time frames by investors from money market funds, while preserving the benefits of the funds. We do not sponsor any money market funds. We utilize funds sponsored by third parties in limited circumstances for our own investment purposes as well as to offer our clients as one of several cash sweep alternatives.

Standard of care

Pursuant to the Dodd-Frank Act, the SEC adopted a package of rule-makings and interpretations related to the provision of advice by broker-dealers and investment advisers, including Regulation Best Interest and Form CRS. Among other things, Regulation Best Interest requires that a broker-dealer and its associated persons act in a retail customer's best interest and not place their own financial or other interests ahead of a retail customer's interests when recommending securities transactions or investment strategies, including recommendations of types of accounts. Form CRS requires that broker-dealers and investment advisers provide retail investors with a brief summary document containing simple, easy-to-understand information about the nature of the relationship between the parties. Our implementation of these regulations resulted in the review and modification of certain of our policies and procedures and associated supervisory and compliance controls, as well as the implementation of additional client disclosures, which included us providing related education and training to financial advisors. Various states have also proposed, or adopted, laws and regulations seeking to impose new standards of conduct on broker-dealers that may differ from the SEC's regulations, which may lead to additional implementation costs.

Similarly, non-U.S. jurisdictions have also adopted regulations relating to standards of care. For example, on July 31, 2023, the FCA's Consumer Duty took effect in the U.K. Among other things, the U.K. Consumer Duty requires firms to act to deliver "good outcomes" for retail customers with respect to products and services, price and value, consumer understanding, and consumer support.

In April 2024, the Department of Labor ("DOL") issued a final rule significantly expanding the definition of "investment advice fiduciary" under the Employee Retirement Income Security Act of 1974, as amended. In related rulemakings, the DOL also finalized amendments to several class prohibited transaction exemptions ("PTE"), which exempt certain compensation arrangements that would otherwise be prohibited. In July 2024, two federal district courts separately issued nationwide stays of the effective date of the final rule and PTE amendments pending consideration of the merits. We are monitoring the legal activity while continuing to evaluate the impact these new rules could have on our business. If the rules become effective as promulgated, we expect compliance will require us to alter certain of our business practices and impose additional costs.

Investment Management Regulation

Our investment advisory operations, including the mutual funds that we sponsor, are also subject to extensive regulation in the U.S. Our U.S. asset managers are registered as investment advisers with the SEC under the Investment Advisers Act of 1940 as amended and are also required to make notice filings in certain states. Virtually all aspects of our asset management business are subject to various federal and state laws and regulations. These laws and regulations are primarily intended to benefit the asset management clients.

Other Non-U.S. Regulation

Our non-U.S. subsidiaries are subject to applicable laws and regulations of the jurisdictions in which they operate.

SNC, a wholly owned subsidiary, is currently registered as an investment dealer in all provinces and territories in Canada. The financial services industry in Canada is subject to comprehensive regulation under both federal and provincial laws. Securities commissions have been established in all provinces and territorial jurisdictions, which are charged with the administration of securities laws. Investment dealers in Canada are subject to regulation by CIRO, an SRO under the oversight of the securities commissions that make up the Canadian Securities Administrators. CIRO is responsible for the enforcement of, and conformity with, securities legislation for their members and has been granted the powers to prescribe their own rules of conduct and financial requirements of members. CIRO also requires that SNC be a member of the Canadian Investors Protection Fund, whose primary role is investor protection. This fund provides protection for securities and cash held in client accounts up to 1 million Canadian dollars ("CAD") per client, with additional coverage of CAD 1 million for certain types of accounts.

Certain of our subsidiaries are registered in, and operate from, the U.K., which has a highly developed and comprehensive regulatory regime. These subsidiaries are authorized and regulated by the U.K. conduct regulator, the Financial Conduct Authority ("FCA"), and have permission to carry out business in certain European Union ("E.U.") countries to the extent permitted under domestic law and regulation in those countries. The FCA operates on a statutory basis and creates rules which are largely principles-based. These regulated U.K. subsidiaries and their senior managers are registered with the FCA, and wealth managers and certain other staff are subject to certification requirements. Certain of these subsidiaries operate in the retail sector, providing investment and financial planning services to predominately high-net-worth individuals, while others provide brokerage and investment banking services to institutional clients. Retail clients of our U.K. subsidiaries benefit from the Financial Ombudsman Service, which settles complaints between consumers and businesses that provide financial services, as well as the Financial Services Compensation Scheme, which is the U.K.'s statutory deposit insurance and investors compensation scheme for customers of authorized financial services firms.

In Europe, the Markets in Financial Instruments Regulation and a revision of the Markets in Financial Instruments Directive (collectively referred to as "MiFID II") imposes certain restrictions as to the trading of shares and derivatives including market structure-related, reporting, investor protection-related and organizational requirements, requirements on pre- and post-trade transparency, requirements to use certain venues when trading financial instruments (which includes shares and certain derivative instruments), requirements affecting the way investment managers can obtain research, powers of regulators to impose position limits, and provisions on regulatory sanctions.

Bank Secrecy Act and USA PATRIOT Act of 2001

The U.S. Bank Secrecy Act ("BSA"), as amended by the USA PATRIOT Act of 2001 ("PATRIOT Act"), the Customer Due Diligence Rule, and the Anti-Money Laundering Act of 2020 ("AMLA"), contains anti-money laundering and financial transparency laws and mandates the implementation of various regulations applicable to all financial institutions, including standards for verifying client identification at account opening, and obligations to monitor client transactions and report suspicious activities. Through these and other provisions, the BSA, the PATRIOT Act, and AMLA seek to promote the identification of parties that may be involved in terrorism, money laundering, or other suspicious activities. Anti-money laundering laws outside the U.S. contain similar provisions.

The U.S. Treasury's Office of Foreign Assets Control administers economic and trade sanctions programs and enforces sanctions regulations with which all U.S. persons must comply. The E.U. as well as various countries have also adopted economic sanctions programs targeted at countries, entities, and individuals that are involved in terrorism, hostilities, embezzlement, or human rights violations.

In addition, various countries have adopted laws and regulations, including the U.S. Foreign Corrupt Practices Act and the U.K. Bribery Act, related to corrupt and illegal payments to, and hiring practices with regard to, government officials and others. The scope of the types of payments or other benefits covered by these laws is very broad and is subject to significant uncertainties that may be clarified only in the context of further regulatory guidance or enforcement proceedings.

Our company and its affiliates have implemented and maintain internal policies, procedures, and controls to meet the compliance obligations imposed by such U.S. and non-U.S. laws and regulations concerning anti-money laundering, economic sanctions, and anti-bribery and corruption. Failure to continue to meet the requirements of these regulations could result in supervisory action, including fines.

Privacy and Data Protection

U.S. federal law establishes minimum federal standards for financial privacy by, among other provisions, requiring financial institutions to adopt and disclose privacy policies with respect to consumer information and setting forth certain limitations on disclosure of consumer information to third parties. U.S. state laws and regulations adopted under U.S. federal law impose obligations on our company and its subsidiaries for protecting the confidentiality, integrity, and availability of personal information, and require notice of data breaches to certain U.S. regulators and to affected individuals. The Fair Credit Reporting Act of 1970, as amended, mandates the development and implementation of a written identity theft prevention program that is designed to detect, prevent, and mitigate identity theft.

The California Privacy Rights Act ("CPRA") amended the California Consumer Privacy Act of 2020 and became enforceable in 2023. CPRA regulations updated the existing privacy protections for the personal information of California residents, including by requiring companies to provide certain additional disclosures to California consumers, and provides for a number of specific additional data subject rights for California residents.

Similarly, the General Data Protection Regulation ("GDPR") of E.U. and the U.K. imposes requirements for companies that collect or store personal data of individuals residing in the E.U. and the U.K., respectively. GDPR imposes a strict data protection compliance regime that includes data subject rights actions that must be responded to by organizations. Canadian data privacy laws contain many provisions similar to U.S. financial privacy laws and are currently undergoing legislative reform at a federal and provincial level. Our exposure to these non-U.S. regimes arises primarily through our foreign subsidiaries that do business in these respective jurisdictions.

In May 2024, the SEC adopted amendments to Regulation S-P, which includes a requirement for broker-dealers, investment companies, RIAs, and transfer agents to adopt written policies and procedures for an incident response program with respect to unauthorized access to or use of customer information. The final amendments require these entities to notify individuals whose sensitive customer information was accessed or used without authorization no later than 30 days after becoming aware that the information has been compromised. These amendments become effective on December 21, 2025, and are not expected to have a significant impact on our business.

Certain U.S. states have recently enacted privacy and data protection regulation related to the development and deployment of artificial intelligence ("AI"). These laws intersect with existing privacy laws and present challenges for firms using AI-related technologies, particularly in cases where personal information is processed requiring notice disclosure and, in certain cases, consent for use of AI. The E.U. Artificial Intelligence Act, which has tiered compliance dates, poses further challenges for organizations in managing transparency, fairness, and accountability for AI use. Data privacy requirements affect business processes and compel companies to track personal information use and provide greater transparency on data practices to consumers. The multitude of data privacy laws and regulations adds complexity and cost to managing compliance and data management capabilities and can result in potential litigation, regulatory fines, and reputational harm.

We have implemented policies, processes, and training with regard to communicating to our clients and business partners required information relating to financial privacy and data security. We continue to monitor regulatory developments on both a domestic and international level to assess requirements and potential impacts on our business operations.

Public Company Regulations

As a public company whose common stock is listed on the New York Stock Exchange ("NYSE") and the Chicago Stock Exchange ("CHX"), we are subject to corporate governance requirements established by the SEC, NYSE, and CHX, as well as federal and state law. Under the Sarbanes-Oxley Act of 2002 (the "Act"), we are required to meet certain requirements regarding business dealings with members of the Board of Directors, the structure of our Audit and Compensation Committees, ethical standards for our senior financial officers, implementation of an internal control structure and procedures for financial reporting, and additional responsibilities regarding financial statements for our Chief Executive Officer and Chief Financial Officer and their assessment of our internal controls over financial reporting. Compliance with all aspects of the Act, particularly the provisions related to management's assessment of internal controls, has imposed additional costs on our company, reflecting internal staff and management time, as well as additional audit fees since the Act went into effect.

Executive Officers

Information regarding our executive officers and their ages as of January 31, 2025, is as follows:

Name	Age	Position(s)
Ronald J. Kruszewski	66	Chairman of the Board of Directors and Chief Executive Officer
Thomas W. Weisel	83	Senior Managing Director and Director
James M. Zemlyak	65	President
Thomas B. Michaud	60	Senior Vice President
Victor J. Nesi	64	President and Director of Institutional Group
Mark P. Fisher	55	Senior Vice President and General Counsel
James M. Marischen	45	Senior Vice President and Chief Financial Officer
David D. Sliney	55	Senior Vice President and Chief Operating Officer
Christopher K. Reichert	61	Chairman of the Board of Directors and Chief Executive Officer of Stifel Bank & Trustt

Ronald J. Kruszewski has been Chief Executive Officer and Director of our company and Stifel since September 1997 and Chairman of the Board of Directors of our company and Stifel since April 2001. Prior thereto, Mr. Kruszewski served as Managing Director and Chief Financial Officer of Baird Financial Corporation and Managing Director of Robert W. Baird & Co. Incorporated, a securities broker-dealer firm, from 1993 to September 1997.

Thomas W. Weisel has been Senior Managing Director of our company since August 2010, after the completion of the merger between our company and Thomas Weisel Partners Group, Inc. Prior thereto, Mr. Weisel served as Chairman and CEO of Thomas Weisel Partners Group, Inc., a firm he founded, from 1998 to June 2010. Prior to founding Thomas Weisel Partners, Mr. Weisel was a founder, in 1971, of Robertson, Coleman, Siebel & Weisel that became Montgomery Securities in 1978, where he was Chairman and CEO until

September 1998. Mr. Weisel served as a director on the NASDAQ Stock Market board of directors from 2002 to 2006.

James M. Zemlyak was named to the Office of the President in June 2014. Mr. Zemlyak served as Chief Financial Officer of our company from February 1999 to August 2018. Mr. Zemlyak served as Director of our company from February 1999 to June 2017. Mr. Zemlyak served as our company's Treasurer from February 1999 to January 2012. Mr. Zemlyak has been Chief Operating Officer of Stifel since August 2002 and Executive Vice President of Stifel since December 1, 2005. Mr. Zemlyak also served as Chief Financial Officer of Stifel from February 1999 to October 2006. Prior to joining our company, Mr. Zemlyak served as Managing Director and Chief Financial Officer of Baird Financial Corporation from 1997 to 1999 and Senior Vice President and Chief Financial Officer of Robert W. Baird & Co. Incorporated from 1994 to 1999.

Thomas B. Michaud has served as Senior Vice President of our company and Chairman, Chief Executive Officer, and President of Keefe, Bruyette & Woods, Inc., one of our broker-dealer subsidiaries, since February 15, 2013, the completion of the merger between our company and KBW, Inc. Mr. Michaud served as Director of our company from February 2013 to June 2017. Prior thereto, Mr. Michaud served as the Chief Executive Officer and President of KBW, Inc. since October 2011 and as Vice Chairman and director since its formation in August 2005. He previously served as Chief Operating Officer from August 2005 until October 2011.

Victor J. Nesi was named to the Office of the President in June 2014. Mr. Nesi has served as Director of Investment Banking and Director of our Institutional Group since July 2009. Mr. Nesi served as Director of our company from August 2009 to June 2017. Mr. Nesi has more than 30 years of banking and private equity experience, most recently with Merrill Lynch, where he headed the global private equity business for the telecommunications and media industry. From 2005 to 2007, he directed Merrill Lynch's investment banking group for the Americas region. Prior to joining Merrill Lynch in 1996, Mr. Nesi spent seven years as an investment banker at Salomon Brothers and Goldman Sachs.

Mark P. Fisher has served as Senior Vice President since July 2010 and General Counsel since May 2014. Mr. Fisher served as General Counsel of Thomas Weisel Partners Group, Inc. from May 2005 until the merger between our company and Thomas Weisel Partners Group, Inc. in July 2010. From January 1998 until May 2005, Mr. Fisher practiced corporate and securities law at Sullivan & Cromwell LLP.

James M. Marischen was appointed Chief Financial Officer of our company and Stifel in August 2018. Prior thereto, Mr. Marischen served as Senior Vice President and Chief Risk Officer of our company from January 2014 to August 2018. During 2015, Mr. Marischen was named our Chief Accounting Officer. Mr. Marischen served as Executive Vice President and Chief Financial Officer of Stifel Bank & Trust from February 2008 to January 2014. Prior to joining our company in 2008, Mr. Marischen worked in public accounting at KPMG LLP.

David D. Sliney was appointed to Chief Operating Officer of our company in August 2018. Mr. Sliney has been a Senior Vice President of our company since May 2003. In 1997, Mr. Sliney began a Strategic Planning and Finance role with Stifel and has served as a Director of Stifel since May 2003. Mr. Sliney is also responsible for our company's Operations and Technology departments. Mr. Sliney joined Stifel in 1992, and between 1992 and 1995, Mr. Sliney worked as a fixed income trader and later assumed responsibility for the firm's Equity Syndicate Department.

Christopher K. Reichert joined Stifel Bank & Trust in October 2007 to lead our company's banking, lending, and trust services. As Chairman and Chief Executive Officer of Stifel Bank & Trust, he oversees Commercial, Wealth Management, and Venture Banking, Trust Services, deposit strategies, and related activities of our company's four bank charters. Prior to joining the Bank, Mr. Reichert served as Executive Vice President of Pulaski Bank and was a member of the Pulaski Bank and Pulaski Financial Corp. Boards of Directors. Mr. Reichert's banking career spans 35 years, including officer roles at Mercantile Bank and Roosevelt Bank.

AVAILABLE INFORMATION

Our internet address is www.stifel.com. We make available, free of charge, through a link to the SEC website, annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, and amendments to reports filed or furnished pursuant to Sections 13(a) and 15(d) of the Securities Exchange Act of 1934, as amended, as well as proxy statements, as soon as reasonably practicable after we electronically file such material with, or furnish it to, the SEC.

Additionally, we make available on our website under "Investor Relations – Corporate Governance," and in print upon request of any shareholder, a number of our corporate governance documents. These include: Audit Committee charter, Compensation Committee charter, Risk Management/Corporate Governance Committee charter, Corporate Governance Guidelines, Complaint Reporting Process, and the Code of Ethics for Employees. Within the time period required by the SEC and the NYSE, we will post on our website any modifications to any of the available documents. The information on our website is not incorporated by reference into this report.

ITEM 1A. RISK FACTORS

Our operations and financial results are subject to various risks and uncertainties, including those described below, which could adversely affect our business, financial condition, results of operations, liquidity, and the trading price of our common stock. The list of risk factors provided in the following sections is not exhaustive; there may be factors not discussed in the following sections or in this Form 10-K that adversely impact our results of operations, harm our reputation, or inhibit our ability to generate new business prospects. We may amend or supplement these risk factors from time to time in other reports we file with the SEC.

MARKET AND LIQUIDITY RISKS

Lack of funding, liquidity, or access to capital could impair our business and financial condition. An inability to maintain adequate funding and liquidity to operate our business could have a significant negative effect on our financial condition. We have a contingency funding plan which would guide our actions if one or more of our businesses were to experience disruptions from normal funding and liquidity sources. If the available funding from one or more of our contingent funding sources is not sufficient to sustain normal operating levels, we may be required to scale back or curtail our operations, such as by limiting lending, selling assets at unfavorable prices, cutting or eliminating dividend payments, or limiting our recruiting of financial advisors. Our liquidity could be negatively affected by: any inability of our subsidiaries to generate cash to distribute to the parent company, liquidity or capital requirements that may prevent our subsidiaries from distributing cash, limitations on our subsidiaries' access to credit markets for secured and unsecured borrowings, diminished access to the credit and capital markets, and other commitments or restrictions on capital as a result of adverse legal settlements, judgments, regulatory sanctions, or an adverse change in our credit rating by one or more of the national rating agencies. Furthermore, as a bank holding company, we may become subject to prohibitions or limitations on our ability to pay dividends to our shareholders and/or repurchase our stock. Certain of our regulators have the authority, and under certain circumstances, the duty, to prohibit or to limit dividend payments by regulated subsidiaries to their parent company.

The availability of financing, including access to the credit and capital markets, depends on various factors, such as conditions in the debt and equity markets, the general availability of credit, the volume of securities trading activity, the overall availability of credit to the financial services sector, and our credit ratings. Our cost of capital and the availability of funding may be adversely affected by illiquid credit markets, wider credit spreads, or our inability to pay a prevailing rate of interest that is competitive with other market offerings. Additionally, lenders may from time to time curtail, or even cease to provide, funding to borrowers as a result of future concerns over the strength of specific counterparties, as well as the stability of markets generally.

Significant volatility in our clients' cash sweep and bank deposit balances and higher costs in sourcing such balances could negatively affect our net revenues, our bank subsidiaries' growth, and our regulatory capital ratios.

We rely heavily on bank deposits as a low-cost source of funding for Stifel Bancorp to extend loans to clients and purchase investment securities. Our bank deposits are primarily driven by our multi-bank sweep program in which clients' cash deposits in their brokerage accounts are swept into FDIC-insured interest-bearing accounts at our bank subsidiaries and various third-party banks. A significant reduction in our domestic clients' cash balances, a change in the allocation of that cash between our bank subsidiaries and third-party banks, a movement of cash away from our company, or an inability to implement new or modified deposit offerings in order to retain or grow our client base, could significantly impact our ability to continue growing interest-earning assets and/or require us to use higher-cost deposit sources to grow interest-earning assets. Rapidly rising rates, for example, have made and may continue to make investments in securities, such as fixed income securities and money market funds, more attractive for investors, thereby incentivizing them to reduce the cash they hold.

A downgrade in our credit ratings could have a material adverse effect on our operations, earnings, and financial condition. If our credit ratings were downgraded, or if rating agencies indicate that a downgrade may occur, our business, financial position, and results of operations could be adversely affected, perceptions of our financial strength could be damaged, and as a result, adversely affect our client relationships. Such a change in our credit ratings could also adversely affect our liquidity and competitive position, increase our borrowing costs, limit our access to the capital and credit markets, trigger obligations under certain financial agreements, cause clients to withdraw bank deposits that exceed FDIC insurance limits from our bank subsidiaries, or decrease the number of investors, clients, and counterparties willing or permitted to do business with or lend to us, thereby curtailing our business operations and reducing profitability.

We may not be able to obtain additional outside financing to fund our operations on favorable terms, or at all. The impact of a credit rating downgrade to a level below investment grade would result in our breaching provisions in certain of our credit agreements, and may result in decreased levels of available credit or a request for immediate payment.

A credit rating downgrade would also result in the Company incurring a higher facility fee on its $750 million unsecured revolving credit facility agreement (the "Credit Facility"), in addition to triggering a higher interest rate applicable to any borrowings outstanding on the line as of and subsequent to such downgrade. See "Item 7 – Management's Discussion and Analysis of Financial Condition and Results of Operations – Liquidity and Capital Resources" of this Form 10-K and Note 11 of the Notes to Consolidated Financial Statements of this Form 10-K for information on the Credit Facility.

We are exposed to market risk, including interest rate risk. Market risk generally represents the risk that values of assets and liabilities or revenues will be adversely affected by changes in market conditions, which directly and indirectly affect us. Market conditions that change from time to time, thereby exposing us to market risk, include fluctuations in interest rates, equity prices, foreign exchange rates, and price deterioration or changes in value due to changes in market perception, actual credit quality of an issuer, or other factors.

Market risk is inherent in financial instruments associated with our operations and activities, including loans, deposits, securities, short-term borrowings, long-term debt, trading assets and liabilities, derivatives, and investments. For example, interest rate increases could adversely affect the value of our available-for-sale securities portfolio. Interest rate changes could also adversely affect the value of our fixed income inventories, as well as our net interest spread, which is the difference between the yield we earn on our interest-earning assets and the interest rate we pay for deposits and other sources of funding, in turn impacting our net interest income and interest-related earnings. Interest rate changes could affect the interest earned on assets differently than interest paid on liabilities.

In our brokerage operations, increases in short-term interest rates have historically resulted in an increase in our net earnings, and we expect decreases in short-term interest rates to generally reduce our net earnings, although there may be offsetting favorable impacts. As it relates to our net interest income, the magnitude of the effect of a decrease in short-term interest rates depends on a number of factors impacting balances, asset yields, and the cost of funding. The magnitude of the impact to our net interest margin depends on the yields on interest-earning assets relative to the cost of interest-bearing liabilities, including deposit rates paid to clients on their cash balances. Decreases in short-term interest rates generally also result in a decrease to fees earned from third-party banks, although the magnitude of the impact may also be impacted by demand for cash balances by third-party banks and the rate paid to clients on their cash sweep balances. Rates paid to clients on their cash balances are generally impacted by the level of short-term interest rates, as well as competitive industry dynamics and the demand for client cash. Additionally, any future changes to regulatory rules or interpretations governing the fees the firm earns on cash sweep balances could also impact the rates we pay to clients on cash balances. If we are unable to effectively manage our interest rate risk, changes in interest rates could have a material adverse effect on our profitability.

In addition, disruptions in the liquidity or transparency of the financial markets may result in our inability to sell, syndicate, or realize the value of security positions, thereby leading to increased concentrations. The inability to reduce our positions in specific securities may not only increase the market and credit risks associated with such positions, but also increase the level of risk-weighted assets on our balance sheet, thereby increasing our capital requirements, which could have an adverse effect on our business results, financial condition and liquidity.

We are exposed to credit risk. We are generally exposed to the risk that third parties that owe us money, securities, or other assets will fail to meet their obligations to us due to numerous causes, including bankruptcy, lack of liquidity, or operational failure, among others. Credit risk may also be affected by the deterioration of strength in the U.S. economy or adverse changes in the financial performance or condition of our clients and counterparties. We actively buy and sell securities from and to clients and counterparties in the normal course of our

broker-dealers' trading and underwriting activities, which exposes us to credit risk. Although generally collateralized by the underlying security to the transaction, we still face risk associated with changes in the market value of collateral through settlement date. We also hold certain securities, loans, and derivatives as part of our trading operations. Deterioration in the actual or perceived credit quality of the underlying issuers of securities or loans, or the non-performance of counterparties to certain derivative contracts could result in losses.

We incur credit risk by lending to businesses and individuals through the offering of loans, including commercial and industrial loans, commercial and residential mortgage loans, tax-exempt loans, home equity lines of credit, and other loans generally collateralized by securities. We also incur credit risk through certain of our investments. Our credit risk and credit losses can increase if our loans or investments are concentrated among borrowers or issuers engaged in the same or similar activities, industries, or geographies, or to borrowers or issuers who as a group may be uniquely or disproportionately affected by economic or market conditions. Declines in the real estate market or sustained economic downturns may cause us to experience credit losses or charge-offs related to our loans, sell loans at unattractive prices, or foreclose on certain real estate properties. Furthermore, the deterioration of an individually large exposure, for example due to natural disasters, health emergencies or pandemics, acts of terrorism, severe weather events, or other adverse economic events, could lead to additional credit loss provisions and/or charges-offs, and subsequently have a material impact on our net income and regulatory capital.

We borrow securities from, and lend securities to, other financial institutions, and may also enter into agreements to repurchase and/or resell securities as part of our financing activities. A sharp change in the market values of the securities utilized in these transactions may result in losses if counterparties to these transactions fail to honor their commitments.

We manage the risk associated with these transactions by establishing and monitoring credit limits, as well as by evaluating collateral and transaction levels on a recurring basis. Significant deterioration in the credit quality of one of our counterparties could lead to widespread concerns about the credit quality of other counterparties in the same industry, thereby exacerbating our credit risk.

In addition, we permit our clients to purchase securities on margin. During periods of steep declines in securities prices, the value of the collateral securing client margin loans may fall below the amount of the loan. If clients are unable to provide additional collateral for these margin loans, we may incur losses on those margin transactions. This may cause us to incur additional expenses defending or pursuing claims or litigation related to counterparty or client defaults.

We deposit our cash in depository institutions as a means of maintaining the liquidity necessary to meet our operating needs, and we also facilitate the deposit of cash awaiting investment in depository institutions on behalf of our clients. A failure of a depository institution to return these deposits could severely impact our operating liquidity, result in significant reputational damage, and adversely impact our financial performance.

ECONOMIC ENVIRONMENT RISKS

Our business is sensitive to domestic and international macroeconomic conditions caused by political and geopolitical developments, fiscal, monetary, and tax policies, regulations, and other domestic and international events. We are engaged in various financial services businesses. As such, we are affected by domestic and international macroeconomic and political conditions, as well as economic output levels, interest and inflation rates, employment levels, prices of commodities, consumer confidence levels, changes in consumer spending, international trade policy, and fiscal and monetary policy. For example, Fed policies determine, in large part, interest rates and the cost of funds which directly affect the returns and fair value on our lending and investing activities. The market impact from such policies can also materially decrease the value of certain of our financial assets, most notably debt securities, as well as our cash flows. In addition, our results of operations may be impacted by changes resulting from different political philosophies governing individual and corporate taxation, as well as regulation, which may result from the outcome of the recent federal elections in the U.S. For example, changes to tax laws and regulations, including various provisions of the TCJA which will expire in 2025 if not extended, may negatively impact our effective income tax rate, financial results, or the amount of any tax assets or liabilities. Changes in tax law and regulation, or any market uncertainty caused by a change in the political environment, may also affect our clients and, directly or indirectly, our business. Macroeconomic conditions may also be negatively affected by domestic or international events, including natural disasters, political unrest, the indirect impact of wars and conflicts, such as the wars in Ukraine and Israel, or public health epidemics and pandemics, as well as by a number of factors in the global financial markets that may be detrimental to our operating results, including trading levels, investing, and origination activity in the securities markets, security valuations, the absolute and relative level and volatility of interest and currency rates, real estate values, the actual and perceived quality of issuers and borrowers, and the supply of and demand for loans and deposits.

If we were to experience a period of sustained downturn in the securities markets, credit market dislocations, reductions in the value of real estate, increases in mortgage and other loan delinquencies, or other negative market factors, our revenues and the value of the assets we own could be adversely impacted. Market uncertainty could also cause clients to move their investments to lower margin products, or withdraw them, which could have an adverse impact on our profitability. We could also experience a material reduction in trading volume and lower asset prices in times of market uncertainty, which would result in lower brokerage revenues, including losses on firm inventory, as well as losses on certain of our investments. Conversely, periods of severe market volatility may result in a significantly higher level of transactions and activity which may cause operational challenges that may result in losses. These can include, but are not limited to, trade errors, failed transaction settlements, late collateral calls to borrowers and counterparties, credit losses, or interruptions to our system processing. Periods of reduced revenue and other losses could lead to reduced profitability because certain of our expenses, including our interest expense on debt, lease expenses, and salary expenses, are fixed, and our ability to reduce them over short time periods is limited.

We do business in other parts of the world and, as a result, are exposed to risks, including market, litigation, and regulatory compliance risks. Our businesses and revenues derived from non-U.S. operations are subject to risk of loss from currency fluctuations, social or political instability, less established regulatory regimes, changes in governmental or central bank policies, downgrades in the credit ratings of sovereign countries, expropriation, nationalization, confiscation of assets, and unfavorable legislative, economic, and political developments. Action or inaction in any of these operations, including failure to follow proper practices with respect to regulatory compliance and/or corporate governance, could harm our operations and our reputation. We also invest or trade in the securities of corporations located in non-U.S. jurisdictions. Revenues from trading non-U.S. securities also may be subject to negative fluctuations as a result of the previously mentioned factors.

OPERATIONAL RISKS

Damage to our reputation could damage our businesses. Maintaining our reputation is critical to attracting and maintaining clients, investors, financial advisors, and other associates. If we fail to address, or appear to fail to address, issues that may give rise to reputational risk, we could significantly harm our business prospects. These issues may include, but are not limited to, any of the risks discussed in this Item 1A, including appropriately dealing with potential conflicts of interest, legal and regulatory requirements, fraud perpetrated against our clients, ethical issues, money laundering, cybersecurity and privacy, record keeping, sales and trading practices, and associate misconduct. In addition, the failure to either sell securities we have underwritten at anticipated price levels or to properly identify and communicate the risks inherent in the products and services we offer could also give rise to reputational risk. A failure or perceived failure to maintain appropriate service and quality standards or to treat clients fairly can result in client dissatisfaction, litigation, and heightened regulatory scrutiny, all of which can lead to lost revenue, higher operating costs, and reputational harm. Negative publicity about us, including information posted on social media and internet forums or published by news organizations, whether or not true, may also harm our reputation. The speed and pervasiveness with which information can be disseminated through these channels, in particular social media, may magnify risk relating to negative publicity. Further, failures at other large financial institutions or other market participants, regardless of whether they relate to our activities, could lead to a general loss of customer confidence in financial institutions that could negatively affect us, including harming the market perception of the financial system in general.

Our ability to attract and retain senior professionals, qualified financial advisors, and other associates is critical to the continued success of our business. Our ability to recruit, serve, and retain our clients depends on the reputation, judgment, leadership, business generation capabilities, and skills of our client-serving professionals, members of our executive team, as well as associates who support revenue-generating professionals and their clients. To compete effectively, we must attract, develop, and retain qualified professionals, including successful financial advisors, investment bankers, trading professionals, portfolio managers, and other revenue-producing or specialized support personnel. Further, effective management succession planning is important for the continued success of our company. Competitive pressures we experience, or inadequate management succession planning,

could have an adverse effect on our business, results of operations, financial condition, and liquidity.

The labor market remains competitive, and we face competition for talent across all aspects of our business, as well as competition with non-traditional firms, such as technology companies. Employers are developing a wide variety of offerings to attract talent, including but not limited to, increasing compensation, enhancing health and wellness solutions, and providing workplace flexibility. These can be important factors in a current associate's decision to leave us as well as in a prospective associate's decision to join us. As competition for skilled professionals remains intense, we may have to devote significant resources to attract and retain qualified personnel, which could negatively affect earnings.

Specifically within the financial industry, employers are increasingly offering guaranteed contracts, upfront payments, and increased compensation. Our financial results may be adversely affected by the costs we incur in connection with any loans or other incentives we may offer to newly recruited financial advisors and other key personnel. If we were to lose the services of any of our financial advisors, investment bankers, senior equity research analysts, sales and trading professionals, asset managers, or executive officers to a competitor or otherwise, we may not be able to retain valuable relationships and some of our clients could choose to use the services of a competitor instead of our services. If we are unable to retain our senior professionals or recruit additional professionals, our reputation, business, results of operations, and financial condition will be adversely affected. To the extent we have compensation targets, we may not be able to retain our associates, which could result in increased recruiting expense, result in our recruiting additional associates at compensation levels that are higher than our target range, and/or negatively impact our revenue growth. Further, new business initiatives and efforts to expand existing businesses generally require that we incur compensation and benefits expense before generating additional revenues.

Moreover, companies in our industry whose employees accept positions with competitors frequently claim that those competitors have engaged in unfair hiring practices. We have been subject to several such claims and may be subject to additional claims in the future as we seek to hire qualified personnel, some of whom may work for our competitors. Some of these claims may result in material litigation. We could incur substantial costs in defending against these claims, regardless of their merits. Such claims could also discourage potential employees who work for our competitors from joining us. We participate, with limited exceptions, in the Protocol for Broker Recruiting ("Protocol"), a voluntary agreement among many firms in the industry that governs, among other things, the client information that financial advisors may take with them when they affiliate with a new firm and the financial advisor's ability to solicit clients of their previous firm. The ability to bring such client data to a new broker-dealer, as well as the ability to solicit clients, generally means that the clients of the financial advisor are more likely to choose to open accounts at the advisor's new firm. Participation in the Protocol is voluntary, and it is possible that certain of our competitors will withdraw from it. If the broker-dealers from whom we recruit new financial advisors prevent, or significantly limit, the transfer of client data and the solicitation of clients, our recruiting efforts may be adversely affected. Additionally, we could experience a larger number of claims against us relating to our recruiting efforts.

Our business depends on fees earned from the management of client accounts and asset management fees. We have grown our asset management business in recent years, which has increased the risks associated with this business relative to our overall operations. The asset management fees we are paid are dependent upon the value of client assets in fee-based accounts in our Private Client Group segment, as well as assets under management ("AUM") in our asset management business. The value of our fee-based assets and AUM is impacted by market fluctuations and net inflows or outflows of assets. As our Private Client Group clients increasingly show a preference for fee-based accounts over transaction-based accounts, a larger portion of our client assets are more directly impacted by market movements. Therefore, in periods of declining market values, the values of fee-based accounts and AUM may resultantly decline, which would negatively impact our revenues. In addition, below-market investment performance by our funds, portfolio managers, or financial advisors could result in reputational damage that might cause outflows or make it more difficult to attract new investors into our asset management products and thus further impact our business and financial condition.

Our asset management fees may also decline over time due to factors such as increased competition and the renegotiation of contracts. In addition, the market environment in recent years has resulted in a shift to passive investment products, which generate lower fees than actively managed products.

A continued trend toward passive investments or changes in market values or in the fee structure of asset management accounts would negatively affect our revenues, business, and financial condition.

Our underwriting, market-making, trading, and other business activities place our capital at risk. We may incur losses and be subject to reputational harm to the extent that, for any reason, we are unable to sell securities we have underwritten at anticipated price levels. As an underwriter, we also are subject to heightened standards regarding liability for material misstatements or omissions in prospectuses and other offering documents relating to offerings in which we are involved. While it is not typical, from time to time and as part of our underwriting processes, we may carry significant positions in securities of a single issuer or issuers engaged in a specific industry. Sudden changes in the value of these positions, despite our risk mitigation policies, could impact our financial results.

As a market-maker, we may take ownership of positions in specific securities, and these undiversified holdings concentrate the risk of market fluctuations and may result in greater losses than would be the case if our holdings were more diversified. Despite risk mitigation policies, we may incur losses as a result of positions we hold in connection with these activities.

The soundness of other financial institutions and intermediaries affects us. We face the risk of operational failure, termination, or capacity constraints of any of the clearing agents, exchanges, clearing houses, or other financial intermediaries that we use to facilitate our securities transactions. As a result of regulatory changes and the consolidation over the years among clearing agents, exchanges, and clearing houses, our exposure to certain financial intermediaries has increased and could affect our ability to find adequate and cost-effective alternatives should the need arise. Any failure, termination, or constraint of these intermediaries could adversely affect our ability to execute transactions, service our clients, and manage our exposure to risk.

Our ability to engage in routine trading and funding transactions could be adversely affected by the actions and commercial soundness of other financial institutions. Financial services institutions are interdependent as a result of trading, clearing, funding, counterparty, or other relationships. We have exposure to many different industries and counterparties, and we routinely execute transactions with counterparties in the financial industry, including brokers and dealers, commercial banks, investment banks, mutual and hedge funds, and other institutional clients. Defaults by, or even rumors or questions about the financial condition of, one or more financial services institutions, or the financial services industry generally, have historically led to market-wide liquidity problems and could lead to losses or defaults by us or by other institutions. Many of these transactions expose us to credit risk in the event of default of our counterparty or client. In addition, our credit risk may be exacerbated when the collateral held by us cannot be realized or is liquidated at prices not sufficient to recover the full amount of the loan or derivative exposure due us. Losses arising in connection with counterparty defaults may have a material adverse effect on our results of operations.

We deposit our cash in depository institutions as a means of maintaining the liquidity necessary to meet our operating needs, and we also facilitate the deposit of cash awaiting investment in depository institutions on behalf of our clients. Many of these deposits exceed FDIC-insured limits. Recent events in the financial services industry, including the failure of certain banks, have increased counterparty credit risk. While we perform extensive diligence on the banks we select to hold these deposits, a failure of one or more of these depository institutions to return these deposits could affect our operating liquidity, result in reputational damage, and impair our financial performance.

We face intense competition and pricing pressures and may not be able to keep pace with technological change. We are engaged in intensely competitive businesses. We compete on the basis of a number of factors, including the quality of our associates, our products and services, pricing (such as execution pricing and fee levels), technology solutions, and location and reputation in relevant markets. Over time, there has been substantial consolidation and convergence among companies in the financial services industry, which has significantly increased the capital base and geographic reach of our competitors. See "Item 1 – Business - Competition" of this Form 10-K for additional information about our competitors.

We compete directly with other national full-service broker-dealers, investment banking firms, commercial banks, and investment managers, and to a lesser extent, with discount brokers and dealers and investment advisers. We face competition from more recent entrants into the market, including fintechs, and increased use of alternative sales channels by other firms. Technology has lowered barriers to entry and made it possible for fintechs to compete with larger financial institutions in providing electronic, internet-based, and mobile phone-based financial solutions. This competition has grown significantly over recent years and is expected to intensify. In addition, commercial firms and other non-traditional competitors have applied for banking licenses or have entered into partnerships with banks to provide banking services. We also compete indirectly for investment assets with insurance companies, real estate firms, and hedge funds, among others. Competition from other financial services firms to attract clients or trading volume, through direct-to-investor online financial services, or higher deposit rates to attract client cash balances, could result in pricing pressure or otherwise adversely impact our business and cause our business to suffer.

Our future success also depends in part on our ability to develop, maintain, and enhance our products and services, including factors such as customer experience, and the pricing and range of our offerings. The financial services industry is continually undergoing rapid technological change with frequent introductions of new technology-driven products and services. If we are not able to develop new products and services, enhance existing offerings, effectively implement new technology-driven products and services, or successfully market these products and services to our customers, our business, financial condition, or results of operations may be adversely affected. Furthermore, both financial institutions and their non-banking competitors face the risk that payments processing and other services could be significantly disrupted by technologies (e.g., AI, online trading platforms, digital payment technologies) that require no intermediation. New technologies have required, and could require us in the future, to spend more to modify or adapt our products to attract and retain clients or to match products and services offered by our competitors, including technology companies.

Although we currently do not use AI extensively, we may in the future use, develop, and incorporate within our technology platform and services, systems and tools that incorporate AI and machine learning, including generative AI. Although we strive to establish and maintain appropriate governance and risk management processes, ineffective or inadequate AI development or deployment practices by us or third-party vendors could result in unintended consequences, such as AI algorithms that produce inaccurate output or that are based on biased, incomplete, and/or inaccurate datasets. Any of the foregoing may result in harm to our business, results of operations, or reputation. Compliance with new or changing laws, regulations, or industry standards relating to AI may impose significant operational costs and limit our ability to develop, deploy, or use AI and machine learning technologies.

We must monitor the pricing of our services and financial products in relation to competitors and periodically may need to adjust our fees, commissions, margins, or interest rates on deposits to remain competitive. In fixed income markets, regulatory requirements have resulted in greater price transparency, leading to price competition and decreased trading margins. Our trading margins have been further compressed by the shift from high- to low-touch services over time, which has created additional competitive pressure. We believe that price competition and pricing pressures in these and other areas will continue as institutional investors continue to reduce the amounts they are willing to pay, including by reducing the number of brokerage firms they use, and some of our competitors seek to obtain market share by reducing fees, commissions, or margins.

We are exposed to operational risk. Our diverse operations expose us to risk of loss resulting from inadequate or failed internal processes, people, and systems external events, including technological or connectivity failures either at the exchanges in which we do business or between our data centers, operations processing sites, or our branches. Our businesses depend on our ability to process and monitor, on a daily basis, a large number of complex transactions across numerous and diverse markets. The inability of our systems to accommodate an increasing volume of transactions could also constrain our ability to expand our businesses. Our financial, accounting, data processing, or other operating systems and facilities may fail to operate properly or become disabled as a result of events that are wholly or partially beyond our control, adversely affecting our ability to process these transactions or provide these services. Operational risk exists in every activity, function, or unit of our business, and can take the form of internal or external fraud, employment and hiring practices, an error in meeting a professional obligation, or failure to meet corporate fiduciary standards. Operational risk also exists in the event of business disruption, system failures, or failed transaction processing. Third parties with which we do business could also be a source of operational risk, including with respect to breakdowns or failures of the systems or misconduct by the employees of such parties. In addition, as we change processes or introduce new products and services, we may not fully appreciate or identify new operational risks that may arise from such changes. Increasing use of automated technology has the potential to amplify risks from manual or system processing errors, including outsourced operations.

Our business contingency plan in place is intended to ensure we have the ability to recover our critical business functions and supporting assets, including staff and technology, in the event of a business interruption. Despite the diligence we have applied to the development and testing of our plans, due to unforeseen factors, our ability to conduct business may, in any case, be adversely affected by a disruption involving physical site access, catastrophic events, including weather-related events, events involving electrical, environmental, or communications malfunctions, as well as events impacting services provided by others that we rely upon which could impact our associates or third parties with whom we conduct business.

A continued interruption to our telecommunications or data processing systems, or the failure to effectively update the technology we utilize, could be materially adverse to our business. Our businesses rely extensively on data processing and communications systems. In addition to better serving clients, the effective use of technology increases efficiency and enables us to reduce costs. Adapting or developing our technology systems to meet new regulatory requirements, client needs, and competitive demands is critical for our business. Introduction of new technology presents challenges on a regular basis. There are significant technical and financial costs and risks in the development of new or enhanced applications, including the risk that we might be unable to effectively use new technologies, adapt our applications to emerging industry standards, or keep applications current as it relates to vulnerabilities and security controls.

Our continued success depends, in part, upon our ability to: (i) successfully maintain and upgrade the capability of our technology systems on a regular basis; (ii) maintain the quality of the information contained in our data processing and communications systems; (iii) address the needs of our clients by using technology to provide products and services that satisfy their demands; (iv) retain skilled information technology associates; and (v) ensure that our existing and new technology systems conform to regulatory requirements. Failure of our technology systems to operate appropriately, which could result from events beyond our control, including a systems malfunction or cyber attack, failure by a third-party service provider, or an inability to effectively upgrade those systems or implement new technology-driven products or services, could result in financial losses, liability to clients for non-compliant data processing, and violations of privacy and other laws and regulations, as well as regulatory sanctions.

Cyber attack or other security breach of our technology systems, or those of other third-party vendors we rely on, could subject us to significant liability reputational harm. Our operations rely heavily on the secure processing, storage, and transmission of sensitive and confidential financial, personal, and other information in our computer systems and networks. There have been numerous highly publicized cases involving financial services companies reporting the unauthorized disclosure of client or other confidential information in recent years, as well as cyber attacks involving the theft, dissemination, and destruction of corporate information or other assets, in some cases as a result of failure to follow procedures by employees or contractors or as a result of actions by third parties. There have also been numerous highly publicized cases where hackers have requested "ransom" payments in exchange for not disclosing customer information or for restoring access to information or systems. Like other financial services firms, we experience malicious cyber activity directed at our computer systems, software, networks, and its users on a daily basis. This malicious activity includes attempts at unauthorized access, implantation of computer viruses or malware, and denial-of-service attacks. We also experience large volumes of phishing and other forms of social engineering attempted for the purpose of perpetrating fraud against our company, our associates, our advisors, or our clients. Additionally, like many large enterprises, we provide secure remote work capabilities, which can introduce potential cyber vulnerabilities as well.

We also face increased cybersecurity risk for a period of time after acquisitions as we transition the acquired entity's historical systems and networks to our standards. We also face additional cybersecurity risk related to an increased focus on mobile and cloud technologies. Our reliance on public cloud services introduces cybersecurity risks, including potential data breaches, unauthorized access, and compromised application programming interfaces (APIs) which could impact the confidentiality, integrity, or availability of our systems and data. Likewise, our mobile and web-facing technologies expose us to risks such as data leakage, malicious applications, phishing attacks, and network level threats which pose similar risks. We seek to continuously monitor for and nimbly react to any and all such malicious cyber activity, and we develop our systems to protect the confidentiality, integrity, and availability of our data and technology infrastructure and data from misuse, misappropriation, or corruption.

Cyber attacks can originate from a variety of sources, including threat actors affiliated with foreign governments, organized crime, or terrorist organizations. Threat actors may also attempt to place individuals within our company or induce associates, clients, or other users of our systems to disclose sensitive information or provide access to our data, and these types of risks may be difficult to detect or prevent. Although cybersecurity incidents among financial services firms are on the rise, we have not experienced any material losses relating to cyber attacks or other information security breaches. However, the techniques used in these attacks are increasingly sophisticated, change frequently and are often not recognized until launched. Although we seek to maintain a robust suite of layered information security controls, including our cyber threat analytics, data encryption, and monitoring technologies, anti-malware defenses, and vulnerability management programs, any one or combination of these controls could fail to detect, mitigate, or remediate these risks in a timely manner. Despite our implementation of protective measures and endeavoring to modify them as circumstances warrant, our computer systems, software, and networks may be vulnerable to human error, equipment failure, natural disasters, power loss, unauthorized access, supply chain attacks, distributed denial of service attacks, zero-day vulnerabilities, computer viruses and other malicious code, and other events that could result in significant liability and damage to our reputation, and have an ongoing impact on the security and stability of our operations. In addition, although we maintain insurance coverage that may, subject to terms and conditions, cover certain aspects of cyber and information security risks, such insurance coverage may be insufficient to cover all losses, such as litigation costs or financial losses that exceed our policy limits or are not covered under any of our current insurance policies.

We also rely on numerous third-party service providers to conduct other aspects of our business operations, and we face similar risks relating to them. While we regularly conduct security assessments and external scans on these third-party vendors, we cannot be certain that their information security protocols are sufficient to withstand a cyber attack or other security breach. We also cannot be certain that we will receive timely notification of such cyber attacks or other security breaches. In addition, in order to access our products and services, our customers may use computers and other devices that are beyond our security control systems.

Notwithstanding the precautions we take, if a cyber attack or other information security breach were to occur, this could jeopardize the information we confidentially maintain, or otherwise cause interruptions in our operations or those of our clients and counterparties, exposing us to liability. As attempted attacks continue to evolve in scope and sophistication, we may be required to expend substantial additional resources to modify or enhance our protective measures, to investigate and remediate vulnerabilities or other exposures or to communicate about cyber attacks to our customers and regulators. A technological breakdown could also interfere with our ability to comply with financial reporting and other regulatory requirements, exposing us to potential disciplinary action by regulators. Further, successful cyber attacks at other large financial institutions or other market participants, whether or not we are affected, could lead to a general loss of confidence in financial institutions that could negatively affect us, including harming the market perception of the effectiveness of our security measures or the financial system in general, which could result in reduced use of our financial products and services.

Further, in light of the high volume of transactions we process, use of remote work, the large number of our clients, partners, and counterparties, and the increasing sophistication of malicious actors, a cyber attack could occur. Moreover, any such cyber attack may persist for an extended period of time without detection. We endeavor to design and implement policies and procedures to identify such cyber attacks as quickly as possible; however, we expect that any investigation of a cyber attack would take substantial amounts of time, and that there may be extensive delays before we obtain full and reliable information. During such time, we would not necessarily know the extent of the harm or how best to remediate it, and certain errors or actions could be repeated or compounded before they are discovered and remediated, all of which would further increase the costs and consequences of such an attack.

We may also be subject to liability under various data protection laws. In providing services to clients, we manage, utilize, and store sensitive or confidential client or associate data, including personal data. As a result, we are subject to numerous laws and regulations designed to protect this information, such as U.S. federal, state, and international laws governing the protection of personally identifiable information. These laws and regulations are increasing in complexity and number. If any person, including any of our associates, negligently disregards or intentionally breaches our established controls with respect to client or associate data, or otherwise mismanages or misappropriates such data, we could be subject to significant monetary damages, regulatory enforcement actions, fines, and/or criminal prosecution. In addition, unauthorized disclosure of sensitive or confidential client or associate data, whether through system failure, associate negligence, fraud, or misappropriation, could damage our reputation and cause us to lose clients and related revenue. Potential liability in the event of a security breach of client data could be significant. Depending on the circumstances giving rise to the breach, this liability may not be subject to a contractual limit or an exclusion of consequential or indirect damages. Further, lapses in cybersecurity controls, as perceived by our regulators, could lead to fines and penalties compounding monetary losses.

The development and use of artificial intelligence presents risks and challenges that could adversely impact our business, financial condition, and results of operations. We, or our third-party service providers, may develop or incorporate artificial intelligence (AI) technology in certain business processes, products, or services. The development and use of AI presents a number of risks and challenges. The legal and regulatory environment relating to AI is uncertain and rapidly evolving, which could require changes in our potential use and implementation of AI technology, limit our ability to integrate AI, and increase our compliance costs and the risk of non-compliance.

Additionally, we may integrate AI into our operations, technology, products, and services in the future. AI models may produce output or take action that is incorrect, infringe on the intellectual property rights of others, or is otherwise harmful. In addition, the complexity of AI models may make it challenging to understand why they generate particular outputs. There can be no assurance that any products or services that utilize AI will be successful or that we will keep pace with the rapid evolution of AI. Further, while we have policies governing the use of AI by our associates and third-party service providers, we cannot guarantee that they will follow such policies when using AI or that such policies will protect us from potential liability relating to our adoption or use of AI technologies. Additionally, others may use AI to increase the frequency and severity of cybersecurity attacks against us or our third-party service providers, which could adversely impact our business and results of operations.

The preparation of the consolidated financial statements requires the use of estimates that may vary from actual results, and new accounting standards could adversely affect future reported results. The preparation of the consolidated financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the consolidated financial statements, and the reported amounts of revenues and expenses for the reporting period. Such estimates and assumptions may require management to make difficult, subjective, and complex judgments about matters that are inherently uncertain. One of our most critical estimates is our allowance for credit losses. At any given point in time, conditions in real estate and credit markets may increase the complexity and uncertainty involved in estimating the losses inherent in our loan portfolio. The recorded amount of liabilities related to legal and regulatory matters is also subject to significant management judgment. For either of these estimates, if management's underlying assumptions and judgments prove to be inaccurate, our loss provisions could be insufficient to cover actual losses and our financial condition, including our liquidity and capital, and results of operations could be materially and adversely impacted.

Our accounting policies and methods are fundamental to how we record and report our financial condition and results of operations. The Financial Accounting Standards Board (the "FASB") and the SEC have at times revised the financial accounting and reporting standards that govern the preparation of our financial statements. In addition, accounting standard setters and those who interpret the accounting standards may change or even reverse their previous interpretations or positions on how these standards should be applied. These changes can be hard to predict and can materially impact how we record and report our financial condition and results of operations. In some cases, we could be required to apply a new or revised standard retroactively, resulting in our restating prior period financial statements.

For additional discussion of our significant accounting estimates, policies, and standards, see "Item 7 – Management's Discussion and Analysis of Financial Condition and Results of Operations – Critical Accounting Estimates" of this Form 10-K and Note 2 of the Notes to Consolidated Financial Statements of this Form 10-K.

Our risk management and conflicts of interest policies and procedures may leave us exposed to unidentified or unanticipated risk. We seek to manage, monitor, and control our market, credit, operational, liquidity, and legal and regulatory compliance risk, through operational and compliance reporting systems, internal controls, management review processes, and other mechanisms; however, there can be no assurance that our procedures will be effective. While we use limits and other risk mitigation techniques, those techniques and the judgments that accompany their application cannot always anticipate unforeseen economic and financial outcomes or the specifics and timing of such outcomes. Our risk management methods may not predict future risk exposures effectively. In addition, some of our risk management methods are based on an evaluation of information regarding markets, clients and other matters that are based on assumptions that may no longer be accurate or may have limited predictive value. A failure to manage our growth adequately, including growth in the products or services we offer or through acquisitions, or to manage our risk effectively, could materially and adversely affect our business and financial condition.

Financial services firms are subject to numerous actual or perceived conflicts of interest, which are routinely examined by regulators and SROs such as FINRA and are often used as the basis for claims for legal liability by plaintiffs in actions against the Company. Our risk management processes include addressing potential conflicts of interest that arise in our business. Management of potential conflicts of interest has become increasingly complex as we expand our business activities. A perceived or actual failure to address conflicts of interest adequately could affect our reputation, the willingness of clients to transact business with us or give rise to litigation or regulatory actions. Therefore, there can be no assurance that conflicts of interest will not arise in the future that could result in material harm to our business and financial condition.

Associate misconduct, which is difficult to detect and deter, could harm us by impairing our ability to attract and retain clients and subject us to significant legal liability and reputational harm. There is a risk that our associates could engage in misconduct that adversely affects our business. For example, our investment banking business often requires that we deal with confidential matters of great significance to our clients. Our associates interact with clients, customers, and counterparties on an ongoing basis. All associates are expected to exhibit the behaviors and ethics that are reflected in our framework of principles, policies, and technology to protect both our own information as well as that of our clients. If our associates improperly use or disclose confidential information provided by our clients, we could be subject to future regulatory sanctions and suffer serious harm to our reputation, financial position, current client relationships, and ability to attract future clients. We are also subject to a number of obligations and standards arising from our asset management business and our authority over our assets under management. In addition, our financial advisors are required to act in the best interests of our clients and may act in a fiduciary capacity, providing financial planning, investment advice, and discretionary asset management. The violation of these obligations and standards by any of our associates would adversely affect our clients and us. Associate conduct on non-business matters, such as social issues, including the posting of information on social media or other internet forums, could be inconsistent with our policies and ethics and result in reputational harm to our business due to their employment by us or affiliation with us. It is not always possible to deter or prevent every instance of associate misconduct, and the precautions we take to detect and prevent this activity may not be effective in all cases. If our associates engage in misconduct, our business would be adversely affected.

Business growth, including through acquisitions, could increase costs and regulatory and integration risks. We continue to grow, including through acquisitions and through our recruiting efforts. Integrating acquired businesses, providing a platform for new businesses and partnering with other firms involve risks and present financial, managerial, and operational challenges. While cultural fit is a requirement for both our recruiting and acquisition efforts, there can be no assurance that recruited talent and/or acquisition targets will ultimately assimilate into our company in a manner which results in the expected financial benefits. We may incur significant expense, including in the areas of technology and cybersecurity, in connection with expanding our existing businesses, recruiting financial advisors, or when acquiring and integrating businesses. Our overall profitability would be negatively affected if investments and expenses associated with such growth are not matched or exceeded by the earnings derived from such investments or growth. Assumptions which underlie the basis of our acquisition decisions, such as the retention of key personnel, future revenue growth of an acquired business, cost efficiencies to be realized, or the value created through the application of specialized expertise we plan to bring to the acquired business, may not be fully realized post-acquisition, resulting in an adverse impact on the value of our investment and potential dilution of the value of our shares.

We may be unable to integrate an acquired business into our existing business successfully, or such integration may be materially delayed or become more costly or difficult than expected. Further, either company's clients, suppliers, employees, or other business partners may react negatively to the transaction. Such developments could have an adverse effect on our business, financial condition, and results of operations.

Domestic and international business growth, including through acquisitions, may expose us to additional regulatory oversight, create a need for additional compliance, risk management, and internal control procedures, and require us to hire additional personnel to address these procedures. To the extent such procedures are not adequate or not adhered to with respect to our expanded business or any new business, we could be exposed to a material loss or regulatory sanction.

Moreover, to the extent we pursue acquisitions, or enter into acquisition commitments, a number of factors may prevent us from completing such acquisitions on acceptable terms. For example, regulators such as the Fed could fail to approve a proposed transaction or such approvals could result in the imposition of conditions that could adversely affect the combined company or the expected benefits of the transaction. The shareholders of a publicly traded target company could fail to approve the transaction. Closing conditions in the transaction agreement could fail to be satisfied, or there could be an unexpected delay in closing. Other developments that may affect future results of an acquired company may occur, including changes in asset quality and credit risk, changes in interest rates and capital markets, inflation, and/or changes in customer borrowing, repayment, investment, and deposit practices. Finally, an event, change, or other circumstance could occur that gives rise to the termination of the transaction agreement.

In addition, we may need to raise capital or borrow funds in order to finance an acquisition, which could result in dilution or increased leverage. We may not be able to obtain such financing on favorable terms or perhaps at all. Further, we may issue our shares as a component of some or all of the purchase consideration for an acquisition, which may result in dilution.

Securities class action lawsuits and derivative lawsuits are often brought against public companies that have entered into merger agreements. Even if such lawsuits are without merit, defending against these claims could result in substantial costs and divert management time and resources. An adverse judgment could result in monetary damages, which could have a negative impact on our liquidity and financial condition.

We are subject to risks relating to environmental, social, and governance matters that could adversely affect our reputation, business, financial condition, and results of operations. We are subject to a variety of risks, including reputational risk, associated with environmental, social, and governance matters. As a large financial institution, we have multiple stakeholders, including our shareholders, clients, associates, federal and state regulatory authorities, and the communities in which we operate, and these stakeholders will often have differing priorities and expectations regarding such matters. For example, individual U.S. states are increasingly developing differing, and sometimes conflicting, rules related to environmental, social, and governance matters. If we take action in conflict with one or another of those stakeholders' expectations, we could experience an increase in client complaints, a loss of business, or reputational harm. We could also face negative publicity or reputational harm based on the identity of those with whom we choose to do business. Any adverse publicity in connection with environmental, social, and governance issues could damage our reputation, our ability to attract and retain clients and associates, compete effectively, and grow our business.

In addition, proxy advisory firms and certain institutional investors who manage investments in public companies may integrate environmental, social, and governance factors into their investment analysis. The consideration of environmental and social matters in making investment and voting decisions is relatively new. Accordingly, the frameworks and methods for assessing policies related to such matters are not fully developed, vary considerably among the investment community, and will likely continue to evolve over time. Moreover, the subjective nature of methods used by various stakeholders to assess a company with respect to environmental, social, and governance criteria could result in erroneous perceptions or a misrepresentation of our actual policies and practices in these areas. Organizations that provide ratings information to investors on such matters may also assign unfavorable ratings to our company. Public companies continue to face increased pressure from stakeholders to consider environmental, social, and governance issues in corporate actions, such as the election of directors and approval of executive compensation.

Certain of our clients might also require that we implement additional procedures or standards in these areas in order to continue to do business with them. If we fail to comply with specific investor or client expectations and standards, or to provide the disclosure relating to these issues that any third parties may believe is necessary or appropriate (regardless of whether there is a legal requirement to do so), our reputation, business, financial condition, and/or results of operations could be negatively impacted.

Moreover, there has been increased regulatory focus on the disclosure practices of investment managers offering sustainable and values-based investment strategies, resulting in increased risk that we could be perceived as making inaccurate or misleading statements regarding the investment strategies of our funds and ETFs, commonly referred to as "greenwashing." Such perceptions or accusations could damage our reputation, result in litigation or regulatory enforcement actions, and adversely affect our business.

LEGAL AND REGULATORY RISKS

Financial services firms are highly regulated and are currently subject to a number of new and proposed regulations, all of which may increase our risk of financial liability and reputational harm resulting from adverse regulatory actions. Financial services firms operate in an evolving regulatory environment and are subject to extensive supervision and regulation. The laws and regulations governing financial services firms are intended primarily for the protection of our depositors, our clients, the financial system, and the FDIC insurance fund, not our shareholders or creditors. The financial services industry has experienced an extended period of significant change in laws and regulations, as well as a high degree of scrutiny from various regulators, including the SEC, the Fed, the FDIC, the OCC, and the CFPB, in addition to stock exchanges, FINRA, and governmental authorities, such as state attorneys general. The SEC has recently been very active in proposing and adopting major new rules and regulations that affect public companies and, in particular, the financial services industry. Several of these new rules have been adopted after significantly abbreviated periods for public comments, and these new or proposed rules involve sweeping changes that could require significant shifts in industry operations and practices, thereby increasing uncertainty for markets and investors. Further, final and proposed rules and regulations have been increasingly subjected to legal challenge, which creates uncertainty in planning our compliance and could lead to increased compliance costs. Penalties and fines imposed by regulatory and other governmental authorities have also been substantial and growing in recent years. Additionally, an increasing number of U.S. states have proposed, or are considering, their own laws and regulations, and as a result, our activities could be subject to overlapping and conflicting regulation. We may be adversely affected by the adoption of new rules and by changes in the interpretation or enforcement of existing laws, rules, and regulations. Existing and new laws and regulations could negatively affect our revenue, limit our ability to pursue business opportunities, impact the value of our assets, require us to alter our business practices, impose additional compliance costs, and otherwise adversely affect our businesses.

Additionally, our international business operations are subject to laws, regulations, and standards in the countries in which we operate. In many cases, our activities have been and may continue to be subject to overlapping and divergent regulation in different jurisdictions. As our international operations continue to grow, we may need to comply with additional laws, rules, and regulations which could require us to alter our business practices and/or result in additional compliance costs. Any violations of these laws, regulations, or standards could subject us to a range of potential regulatory events or outcomes that could have a material adverse effect on our business, financial condition, and prospects, including potential adverse impacts on continued operations in the relevant international jurisdiction.

Broker-dealers and investment advisers are subject to regulations covering all aspects of the securities business, including, but not limited to: sales and trading methods; trade practices among broker-dealers; use and safekeeping of clients' funds and securities; capital structure of securities firms; anti-money laundering efforts; recordkeeping; and the conduct of directors, officers and employees. Any violation of these laws or regulations could subject us to the following events, any of which could have a material adverse effect on our business, financial condition, reputation, and prospects: civil and criminal liability for us or our associates; sanctions, which could include the revocation of our subsidiaries' registrations as investment advisers or broker-dealers; the revocation of the licenses of our financial advisors; censures; fines; conditions or limitations on our business activities, including higher capital requirements; or a temporary suspension or permanent bar from conducting business. See Note 18 of the Notes to Consolidated Financial Statements of this Form 10-K for additional information.

The Federal Reserve requires a bank holding company to act as a source of financial and managerial strength for its subsidiary banks. The Federal Reserve could require the Company to commit resources to its bank subsidiaries when doing so is not otherwise in the best interests of our company or its shareholders or creditors.

Regulatory actions brought against us may result in judgments, settlements, fines, penalties, or other results, any of which could have a material adverse effect on our business, financial condition, reputation, or results of operations. There is no assurance that regulators will be satisfied with the policies and procedures implemented by our company and its subsidiaries. In addition, from time to time, the Company and its subsidiaries have been or may in the future become subject to additional findings with respect to supervisory, compliance, or other regulatory deficiencies, which could subject us to additional liability, including penalties, and restrictions on our business activities. Among other things, these restrictions could limit our ability to make investments, complete acquisitions, onboard new branches or financial advisors, expand into new business lines, pay dividends on our common and preferred stock, and/or engage in share repurchases. See "Item 1, Business – Regulation," of this Form 10-K for additional information regarding our regulatory environment.

We are exposed to litigation and regulatory investigations and proceedings, which could materially and adversely impact our business operations and prospects. The financial services industry faces significant litigation and regulatory risks. Additionally, our litigation and regulatory risks continue to increase as our business expands internationally. Many aspects of our business involve substantial risk of liability. We have been named as a defendant or co-defendant in lawsuits and arbitrations primarily involving claims for damages. The risks associated with potential litigation often may be difficult to assess or quantify, and the existence and magnitude of potential claims often remain unknown for substantial periods of time.

In our role as underwriter and selling agent, we may be liable if there are material misstatements or omissions of material information in prospectuses and other communications regarding underwritten offerings of securities. At any point in time, the aggregate amount of existing claims against us could be material. While we do not expect the outcome of any existing claims against us to have a material adverse impact on our business, financial condition, or results of operations, we cannot assure you that these types of proceedings will not materially and adversely affect our company. We do not carry insurance that would cover payments regarding these liabilities, except for insurance against certain fraudulent acts of our associates. Acts of fraud are difficult to detect and deter, and while we believe our supervisory procedures are reasonably designed to detect and prevent violations of applicable laws, rules, and regulations, we cannot assure investors that our risk management procedures and controls will prevent losses from fraudulent activity. In addition, our bylaws provide for the indemnification of our officers, directors, and associates to the maximum extent permitted under Delaware law. In the future, we may be the subject of indemnification assertions under these documents by our officers, directors, or associates who have or may become defendants in litigation. These claims for indemnification may subject us to substantial risks of potential liability.

In challenging market conditions, the volume of claims and amount of damages sought in litigation and regulatory proceedings against financial institutions have historically increased. Litigation risks include potential liability under securities laws or other laws for alleged materially false or misleading statements made in connection with securities offerings and other transactions, issues related to our investment recommendations, including the suitability of such recommendations or potential concentration of investments, the inability to sell or redeem securities in a timely manner during adverse market conditions, contractual issues, employment claims, and potential liability for other advice we provide to participants in strategic transactions. Substantial legal liability could have a material adverse financial impact or cause us significant reputational harm, which, in turn, could seriously harm our business and future business prospects.

In addition to the foregoing financial costs and risks associated with potential liability, the costs of defending individual litigation and claims and/or regulatory matters continue to increase over time. The amount of attorneys' fees incurred in connection with the defense of litigation and claims and/or regulatory matters could be substantial and might materially and adversely affect our results of operations. See "Item 3 – Legal Proceedings," and Note 18 of the Notes to Consolidated Financial Statements of this Form 10-K for additional information about legal matters.

The Basel III regulatory capital standards impose capital and other requirements on us that could negatively impact our profitability. The Fed and other federal banking regulators have implemented the global regulatory capital requirements of Basel III and certain requirements implemented by the Dodd-Frank Act. The U.S. Basel III Rules establish the quantity and quality of regulatory capital, set forth a capital conservation buffer, and define the calculation of risk-weighted assets. The capital requirements stipulated under the U.S. Basel III Rules could restrict our ability to grow during favorable market conditions or require us to raise additional capital. Revisions to the Basel III Rules could, when implemented in the U.S., negatively impact our regulatory capital ratio calculations or subject us to higher and more stringent capital and other regulatory requirements. As a result, our business, results of operations, financial condition, and prospects could be adversely affected. See "Item 1 – Business – Regulation" of this Form 10-K for additional information on the Basel III regulatory capital standards.

Failure to comply with regulatory capital requirements primarily applicable to our company, our bank subsidiaries, or our broker-dealer subsidiaries would significantly harm our business. As discussed in "Item 1 – Business – Regulation" of this Form 10-K, our company and it bank subsidiaries are subject to capital requirements administered by various federal regulators in the U.S. and, accordingly, must meet specific capital guidelines that involve quantitative measures of our company's and our bank subsidiaries' assets, liabilities, and certain off-balance sheet items as calculated under regulatory guidelines. Failure to meet minimum capital requirements can trigger certain mandatory (and potentially discretionary) actions by regulators that, if undertaken, could harm either our company or our bank subsidiaries' operations and financial condition, including precluding us from accepting or renewing brokered deposits. Further, we are subject to the SEC's Uniform Net Capital Rule (Rule 15c3-1) and FINRA's net capital rule, which may limit our ability to make withdrawals of capital from our broker-dealer subsidiaries. Our non-U.S. subsidiaries are subject to similar limitations under applicable regulations in the countries in which they operate. Regulatory capital requirements applicable to some of our significant subsidiaries may impede access to funds that we may need to make payments on any of our obligations. See Note 19 of the Notes to Consolidated Financial Statements of this Form 10-K for additional information on regulatory capital requirements.

Changes in requirements relating to the standard of care for broker-dealers have increased, and may continue to increase, our costs. The SEC's Regulation Best Interest requires, among other things, a broker-dealer to act in the best interest of a retail client when making a recommendation to that client of any securities transaction or investment strategy involving securities. The regulation imposes heightened standards on broker-dealers, and we have incurred substantial costs in order to review and modify our policies and procedures, including associated supervisory and compliance controls. We anticipate that we will continue to incur incremental costs in the future to comply with the standard.

In addition to the SEC, various states have adopted, or are considering adopting, laws and regulations seeking to impose new standards of conduct on broker-dealers that, as written, differ from the SEC's regulations and may lead to additional implementation costs. Implementation of the SEC regulations, as well as any new state rules that are adopted addressing similar matters, has resulted in (and may continue to result in) increased costs related to compliance, legal, operations, and information technology. Furthermore, certain non-U.S. jurisdictions have imposed heightened standards of conduct, which may have similar impacts on our business in those jurisdictions.

Numerous regulatory changes and enhanced regulatory and enforcement activity relating to our asset management activities may increase our compliance and legal costs and otherwise adversely affect our business. As some of our wholly owned subsidiaries are registered as investment advisers with the SEC, increased regulatory scrutiny and rulemaking initiatives may result in additional operational and compliance costs or the assessment of significant fines or penalties against our asset management business, and may otherwise limit our ability to engage in certain activities. While it is not possible to determine the extent of the long-term impact of any new laws or regulations that have been promulgated, or initiatives that have been or may be proposed, even the short-term impact of preparing for or implementing changes to our infrastructure and processes could negatively affect the ways we conduct business and increase our compliance and legal costs. In addition, U.S. and foreign governments have taken regulatory actions impacting the investment management industry, and may continue to do so, including expanding current (or enacting new) standards, requirements, and rules that may be applicable to us and our subsidiaries.

As a financial holding company, our company's liquidity depends on payments from its subsidiaries, which may be subject to regulatory restrictions. The Company, as a financial holding company, depends on dividends, distributions, and other payments from its subsidiaries in order to meet its obligations, including its debt service obligations and to fund dividend payments and share repurchases. Our subsidiaries are subject to laws and regulations that restrict dividend payments or authorize regulatory bodies to prevent or reduce the flow of funds from those subsidiaries to our company. If our subsidiaries are unable to make dividend payments to us and sufficient cash or liquidity is otherwise not available, the Company may not be able to make dividend payments to its shareholders, repurchase its shares, or make principal and interest payments on its outstanding debt. Our broker-dealers and bank subsidiaries are limited in their ability to lend or transact with affiliates, are subject to minimum regulatory capital and other requirements, and, in the case of our broker-dealer subsidiaries, have limitations on their ability to use funds deposited with them in brokerage accounts to fund their businesses. These requirements and limitations may hinder our company's ability to access funds from its subsidiaries. Federal regulators, including the Federal Reserve and the SEC (through FINRA), have the authority and, under certain circumstances, the obligation to limit or prohibit dividend payments and share repurchases by the banking organizations they supervise, including our company and its bank subsidiaries.

ITEM 1B. UNRESOLVED STAFF COMMENTS

None.

ITEM 1C. CYBERSECURITY

We maintain an information security program and governance framework that are designed to protect our information systems against risks related to cybersecurity.

Cybersecurity Risk Management and Strategy

We define information security and cybersecurity risk as the risk that the confidentiality, integrity, or availability of our information and information systems are impacted by unauthorized or unintended access, use, disclosure, disruption, modification, or destruction. Information security and cybersecurity risk are incorporated into our comprehensive Enterprise Risk Management ("ERM") program, which we use to identify, aggregate, monitor, report, and manage risks.

The Written Information Security Program ("WISP"), our enterprise information security and cybersecurity program, is incorporated within the ERM program and led by our Chief Information Security Officer ("CISO"). The WISP is designed to (i) ensure the security, confidentiality, integrity, and availability of our information systems and data; (ii) protect against any anticipated threats or hazards to the confidentiality, integrity, or availability of such information and information systems; and (iii) protect against unauthorized access to information or information systems that could result in substantial harm or inconvenience to us, our associates, or our clients. The WISP is built upon a foundation of advanced security technology, a well-trained team of experts, and is designed to operate in alignment with applicable regulatory requirements. WISP deploys multiple layers of controls to identify, protect, detect, respond to, and recover from information security and cybersecurity incidents. These controls are measured and monitored by subject matter experts and a security operations center with integrated cyber detection, response, and recovery capabilities. The WISP includes our Incident Response program, which manages information security incidents involving compromises of sensitive information, and our Security Incident Response Plan ("SIRP"), which provides a documented framework for handling high severity cybersecurity incidents and facilitates coordination across multiple parts of the Company to manage response efforts. We also routinely perform simulations and drills around security matters at both a technical and management level, and our associates receive annual cybersecurity awareness training.

The WISP incorporates reviews by our Internal Audit department and external third-party experts. Periodic independent third-party maturity assessments

are conducted against the NIST Cyber Security Framework. Investments in threat intelligence, collaboration with peers, vulnerability management, incident response drills, and participation in industry and government forums are also part of our program.

Cybersecurity risks related to third parties are managed as part of our System and Services Acquisition Policy, which sets forth the procurement, risk management, and contracting framework for managing third-party relationships commensurate with their risk and complexity. Our program sets guidelines for identifying, measuring, monitoring, and reporting the risks associated with third parties through the life cycle of the relationships, which includes planning, due diligence and third-party selection, contracting, ongoing monitoring, and termination. Our program includes the identification of third parties with risks related to information security. Third parties that access, process, collect, share, create, store, transmit, or destroy our information or have access to our systems may have additional security requirements, depending on the levels of risk, such as enhanced risk assessments and monitoring, and additional contractual controls. We also conduct reassessments of our third-party risk, using a risk-based approach to determine frequency. Where appropriate, the Company seeks to incorporate contractual language with third-party service providers that address the collection, use, sharing, and retention of user data, as well as compliance with appropriate security terms.

While we do not believe that our business strategy, results of operations, or financial condition have been materially adversely affected by any cybersecurity incidents, cybersecurity threats are pervasive, and, similar to other global financial services firms, we, as well as our clients, associates, regulators, service providers, and other third parties, have experienced a significant increase in information security and cybersecurity risk in recent years and will likely continue to be the target of cyber attacks. We continue to assess the risks and changes in the cyber environment, invest in enhancements to our cybersecurity capabilities, and engage in industry and government forums to promote advancements in our cybersecurity capabilities, as well as the broader financial services cybersecurity ecosystem. See Item 1A – Risk Factors" of this Form 10-K for additional information on cybersecurity risks.

Cybersecurity Governance

Under our information security framework, our Board and our Risk Management Committee are primarily responsible for overseeing and governing the development, implementation, and maintenance of our WISP, with the Board designating our Risk Management Committee to provide oversight and governance of technology and cybersecurity risks. Our Board receives an update on cybersecurity at least twice a year from our CISO or their designee. Our Risk Management Committee receives reports on cybersecurity at least four times a year, with ad hoc updates as needed. In addition, our Risk Management Committee annually approves our WISP program.

Our Operational Risk Committee ("ORC") provides oversight and governance for our information security risk management activities, including those related to cybersecurity. This includes efforts to identify, measure, manage, monitor, and report information security risks associated with our information and information systems. The ORC escalates risks to the Risk Management Committee or our Board based on the escalation criteria provided in our information security framework. Members of management with cybersecurity oversight responsibilities are informed about cybersecurity risks and incidents through a number of channels, including periodic and annual reports, with the annual report also provided to our Risk Management Committee and the ORC. Our CISO leads the strategy, engineering, and operations of cybersecurity across the Company and is responsible for providing annual updates to our Board and the ORC on our WISP, as well as ad hoc updates on information security and cybersecurity matters. Our CISO reports directly to the Risk Management Committee. The CISO has been with the Company since 2023 and has over 28 years of information technology and cybersecurity experience.

ITEM 2. PROPERTIES

The following table sets forth the location, approximate square footage, and use of each of the principal properties used by our company during the year ended December 31, 2024. We own our executive offices in St. Louis, Missouri. We lease or sublease a majority of these properties under operating leases. Such leases expire at various times through 2039.

Location	Approximate Square Footage	Use
St. Louis, Missouri	450,000	Headquarters and administrative offices of Stifel, Global Wealth Management operations (including SIA), and Institutional Group operations
New York, New York	289,000	Global Wealth Management and Institutional Group operations
Baltimore, Maryland	132,000	Institutional Group operations and Administrative offices
San Francisco, California	74,000	Global Wealth Management and Institutional Group operations

We also maintain operations in 459 leased offices in various locations throughout the United States and in certain foreign countries, primarily for our broker-dealer business. We lease 389 private client offices. Our Institutional Group segment leases 70 offices in the United States and certain foreign locations. We believe that, at the present time, the space available to us in the facilities under our current leases and co-location arrangements are suitable and adequate to meet our needs and that such facilities have sufficient productive capacity and are appropriately utilized.

Leases for the branch offices of our independent contractor firms are the responsibility of the respective independent financial advisors.

See Note 20 of the Notes to Consolidated Financial Statements for additional information regarding our lease obligations.

ITEM 3. LEGAL PROCEEDINGS

Our company and its subsidiaries are named in and subject to various proceedings and claims arising primarily from our securities business activities, including lawsuits, arbitration claims, class actions, and regulatory matters. Some of these claims seek substantial compensatory, punitive, or indeterminate damages. Our company and its subsidiaries are also involved in other reviews, investigations, and proceedings by governmental and self-regulatory organizations regarding our business, which may result in adverse judgments, settlements, fines, penalties, injunctions, and other relief. We are contesting allegations in these claims, and we believe that there are meritorious defenses in each of these lawsuits, arbitrations, and regulatory investigations. In view of the number and diversity of claims against our company, the number of jurisdictions in which litigation is pending, and the inherent difficulty of predicting the outcome of litigation and other claims, we cannot state with certainty what the eventual outcome of pending litigation or other claims will be.

We have accrued for potential losses that are probable and reasonably estimable that may result from pending and potential legal actions, investigations, and regulatory proceedings. In many cases, however, it is inherently difficult to determine whether any loss is probable or reasonably possible or to estimate the amount or range of any potential loss, particularly where proceedings may be in relatively early stages or where plaintiffs are seeking substantial or indeterminate damages. Matters frequently need to be more developed before a loss or range of loss can reasonably be estimated. In many legal proceedings in which we have determined that a material loss (or, where an accrual has occurred, a material loss beyond the amount already accrued) is reasonably possible, we are unable to reasonably estimate the loss or range of loss. There are other matters in which we have determined a loss or range of loss to be reasonably possible, but we do not believe, based on current knowledge and after consultation with counsel, that such losses could have a material adverse effect on our company's consolidated financial statements as a whole, although the outcome of such proceedings or investigations may significantly impact our company's business or results of operations for any particular reporting period, or cause significant reputational harm.

In our opinion, based on currently available information, review with outside legal counsel, and consideration of amounts provided for in our consolidated financial statements with respect to these matters, including the matter described below, the ultimate resolution of these matters will not have a material adverse effect on our company's financial condition, though the outcomes could be material to our company's operating results for any particular period, depending, in part, upon the operating results for such period.

There can be no assurance that material losses will not be incurred from claims that have not yet been asserted or those where potential losses have not yet been determined to be probable or reasonably possible or where a loss or range of loss can be estimated, as well as for matters where an accrual has been recorded but for which an exposure to loss in excess of the amount accrued is reasonably possible. We believe, based on currently available information, that the outcomes of such other matters will not have a material adverse effect on our company's financial condition, though the outcomes could be material to our company's operating results for any particular period, depending, in part, upon the operating results for such period.

SEC and CFTC Investigation of Communications Recordkeeping

The Company has been contacted by each of the SEC and the CFTC in connection with an investigation of the Company's compliance with records preservation requirements for off-channel communications relating to the broker-dealer or investment adviser business activities of the Company using personally owned communications devices and/or messaging platforms that have not been approved by the Company. The Company entered into an agreement with the SEC to resolve the SEC's investigation pursuant to the terms of a formal offer from the Company's subsidiary, Stifel, that was reflected in an Order entered by the SEC on September 24, 2024. The CFTC has provided the Company with a settlement offer, which the Company declined to accept. With respect to the ongoing CFTC investigation, the Company has established an accrual for potential losses that are probable and reasonably estimable, but at this time, based upon currently available information and review with outside counsel, the Company is not able to state with certainty that a settlement will be achieved or the ultimate resolution of the matter.

ITEM 4. MINE SAFETY DISCLOSURES

Not applicable.

PART II

ITEM 5. MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS, AND ISSUER PURCHASES OF EQUITY SECURITIES

Market Information

Our common stock is traded on the New York Stock Exchange and Chicago Stock Exchange under the symbol "SF." The closing sale price of our common stock as reported on the New York Stock Exchange on January 31, 2025, was $115.85. As of that date, our common stock was held by approximately 113,500 shareholders. The following table sets forth for the periods indicated the high and low trades for our common stock.

	2024		2023	
	High	Low	High	Low
First Quarter	$ 78.33	$67.61	$68.77	$53.48
Second Quarter	84.25	73.51	62.35	54.84
Third Quarter	94.18	76.64	66.61	58.08
Fourth Quarter	119.12	92.18	70.07	54.81

Cash dividends per share of common stock paid during the year are reflected below. The dividends were declared during the quarter of payment.

	Fiscal Year 2024	Fiscal Year 2023
First Quarter	$0.42	$0.36
Second Quarter	0.42	0.36
Third Quarter	0.42	0.36
Fourth Quarter	0.42	0.36

The payment of dividends on our common stock is subject to several factors, including operating results, financial requirements of our company, and the availability of funds from our subsidiaries. See Note 19 of the Notes to Consolidated Financial Statements for more information on the capital restrictions placed on our broker-dealer subsidiaries and bank subsidiaries.

Securities Authorized for Issuance Under Equity Compensation Plans

Information about securities authorized for issuance under our equity compensation plans is contained in "Item 12 – Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters" of this Form 10-K.

Issuer Purchases of Equity Securities

There were no unregistered sales of equity securities during the quarter ended December 31, 2024. The following table sets forth information with respect to purchases made by or on behalf of Stifel Financial Corp. or any "affiliated purchaser" (as defined in Rule 10b-10(a)(3) under the Securities Exchange Act of 1934, as amended), of our common stock during the quarter ended December 31, 2024.

	Total Number of Shares Purchased	Average Price Paid Per Share	Total Number of Shares Purchased as Part of Publicly Announced Plans	Maximum Number of Shares That May Yet Be Purchased Under the Plan or Program
October 1-31, 2024	—	—	—	10,519,256
November 1-30, 2024	200,000	117.72	200,000	10,319,256
December 1-31, 2024	208,463	105.13	208,463	10,110,793
	408,463	111.30	408,463	

We have an ongoing authorization from the Board of Directors to repurchase our common stock in the open market or in negotiated transactions. At December 31, 2024, the maximum number of shares that may yet be purchased under this plan was 10.1 million.

Stock Performance Graph

Five-Year Shareholder Return Comparison

The graph below compares the cumulative stockholder return on our common stock with the cumulative total return of a Peer Group Index, the Standard & Poor's 500 Index ("S&P 500"), and the NYSE ARCA Securities Broker Dealer Index for the five-year period ended December 31, 2024. The NYSE ARCA Securities Broker Dealer Index consists of eighteen firms in the brokerage sector. The Broker-Dealer Index includes our company. The stock price information shown on the graph below is not necessarily indicative of future price performance.

The material in this report is not deemed "filed" with the SEC and is not to be incorporated by reference into any filing under the Securities Act of 1933 or the Securities Exchange Act of 1934, whether made before or after the date hereof and irrespective of any general incorporation language in any such filings.

The following table and graph assume that $100.00 was invested on December 31, 2019, in our common stock, the Peer Group Index, the S&P 500 Index, and the NYSE ARCA Securities Broker Dealer Index, with reinvestment of dividends.

	2020	2021	2022	2023	2024
Stifel Financial Corp.	$126	$178	$152	$183	$286
Peer Group	111	157	133	148	192
S&P 500 Index	118	152	125	158	197
NYSE ARCA Securities Broker-Dealer Index	130	168	155	192	277



* Compound Annual Growth Rate

The Peer Group Index consists of the following companies that serve the same markets as us and which compete with us in one or more markets:

Affiliated Managers Group Inc.	Invesco Ltd.	Northern Trust Corp.
Ameriprise Financial, Inc.	Jefferies Financial Group Inc.	Piper Sandler Companies
Evercore Inc.	Lazard Ltd.	Raymond James Financial, Inc.
Franklin Resources, Inc.	LPL Financial Holdings Inc.	T. Rowe Price Group, Inc.
Houlihan Lokey, Inc.	Moelis & Company	

ITEM 6. Reserved

ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion of the financial condition and results of operations of our company should be read in conjunction with the Consolidated Financial Statements and Notes thereto included in this Annual Report on Form 10-K for the year ended December 31, 2024.

Unless otherwise indicated, the terms "we," "us," "our," or "our company" in this report refer to Stifel Financial Corp. and its wholly owned subsidiaries.

Executive Summary

We operate as a financial services and bank holding company. We have built a diversified business serving private clients, institutional investors, and investment banking clients located across the U.S., Europe, and Canada. Our principal activities are: (i) private client services, including securities transaction and financial planning services; (ii) institutional equity and fixed income sales, trading, and research, and municipal finance; (iii) investment banking services, including mergers and acquisitions, public offerings, and private placements; and (iv) retail and commercial banking, including personal and commercial lending programs.

Our core philosophy is based upon a tradition of trust, understanding, and studied advice. We attract and retain experienced professionals by fostering a culture of entrepreneurial, long-term thinking. We provide our private, institutional, and corporate clients quality, personalized service, with the theory that if we place clients' needs first, both our clients and our company will prosper. Our unwavering client and associate focus have earned us a reputation as one of the nation's leading wealth management and investment banking firms. We have grown our business both organically and through opportunistic acquisitions.

We plan to maintain our focus on revenue growth with a continued appreciation for the development of quality client relationships. Within our private client business, our efforts will be focused on recruiting experienced financial advisors with established client relationships. Within our capital markets business, our focus continues to be on providing quality client management and product diversification. In executing our growth strategy, we will continue to seek out opportunities that allow us to take advantage of the consolidation among middle-market firms, whereby allowing us to increase market share in our private client and institutional group businesses.

Stifel Financial Corp., through its wholly owned subsidiaries, is principally engaged in retail brokerage; securities trading; investment banking; investment advisory; retail, consumer, and commercial banking; and related financial services. Our major geographic area of concentration is throughout the United States, the United Kingdom, and Canada, with a growing presence in Europe. Our principal customers are individual investors, corporations, municipalities, and institutions.

Our ability to attract and retain highly skilled and productive associates is critical to the success of our business. Accordingly, compensation and benefits comprise the largest component of our expenses, and our performance is dependent upon our ability to attract, develop, and retain highly skilled associates who are motivated and committed to providing the highest quality of service and guidance to our clients.

On July 18, 2024, the Company's 4.25% Senior Notes matured, resulting in the Company's decision to retire the $500.0 million outstanding balance given its significant liquidity position.

On August 1, 2024, the Company acquired Finance 500, Inc. ("Finance 500") and CB Resource, Inc. ("CBR"), which operate as strategic partners under common ownership. Finance 500 is a brokerage and investment services provider focused on underwriting FDIC-insured Certificates of Deposit and fixed income securities trading. CBR integrates ERM, strategic and capital plan solutions, and industry analytics through its fully integrated tech-enabled platform. Consideration for this acquisition consisted of cash from operations.

On January 6, 2025, the Company announced it signed a definitive agreement to acquire Bryan, Garnier & Co. ("Bryan Garnier"), an independent full-service investment bank focused on European technology and healthcare companies. Bryan Garnier's product suite includes mergers & acquisitions advisory, private and public growth financing solutions, and institutional sales and execution. Bryan Garnier is headquartered in Europe with offices in Paris, London, Amsterdam, Munich, Oslo, Stockholm, and New York. The transaction is expected to close in the first half of 2025.

Results for the Year Ended December 31, 2024

For the year ended December 31, 2024, net revenues increased 14.3% to a record $4.97 billion compared to $4.35 billion during the comparable period in 2023. Net income available to common shareholders for the year ended December 31, 2024, increased 43.0% to $694.1 million, or $6.25 per diluted common share, compared to $485.3 million, or $4.28 per diluted common share, in 2023. For the year ended December 31, 2024, our Global Wealth Management segment posted record net revenues.

Our revenue growth for the year ended December 31, 2024, was primarily attributable to higher investment banking revenues, asset management revenues, and transactional revenues, partially offset by lower net interest income.

We remain well-positioned entering fiscal 2025, with nearly $501 billion of client assets under administration, strong activity levels for financial advisory recruiting, a significant interest rate-sensitive asset base at our bank subsidiaries, and a strong investment banking pipeline. We expect wealth management revenues to grow as investors continue to redeploy cash into the markets and client assets grow through recruiting and market appreciation. Institutional revenues are expected to benefit from increased investment banking activity as well as continued growth in transactional revenues, particularly in the fixed income business.

Economic and Market Conditions

We currently operate in a challenging and uncertain economic environment. Results in the businesses in which we operate are highly correlated to general economic conditions and, more specifically, to the direction of the U.S. equity and fixed income markets. Market volatility, overall market conditions, interest rates, economic, political, and regulatory trends, and industry competition are among the factors which could affect us and which are unpredictable and beyond our control. These factors affect the financial decisions made by market participants who include investors and competitors, impacting their level of participation in the financial markets. In addition, in periods of reduced financial market activity, profitability is likely to be adversely affected because certain expenses remain relatively fixed, including salaries and related costs, as well as portions of communications costs and occupancy expenses. Accordingly, earnings for any period should not be considered representative of earnings to be expected for any other period.

For more information on economic and market conditions, and the potential effects of geopolitical events on our future results, refer to "Item 1A – Risk Factors" of this Form 10-K.

RESULTS OF OPERATIONS

The following table presents consolidated financial information for the periods indicated *(in thousands, except percentages)*:

	For the Year Ended December 31,			Percentage Change		As a Percentage of Net Revenues for the Year Ended December 31,		
	2024	2023	2022	2024 vs. 2023	2023 vs. 2022	2024	2023	2022
Revenues:								
Commissions	$ 756,024	$ 673,597	$ 710,589	12.2%	(5.2)%	15.2%	15.5%	16.2%
Principal transactions	604,564	490,440	529,033	23.3	(7.3)	12.2	11.3	12.0
Investment banking	994,831	731,255	971,485	36.0	(24.7)	20.0	16.8	22.1
Asset management	1,536,674	1,299,496	1,262,919	18.3	2.9	30.9	29.9	28.8
Interest	2,016,464	1,955,745	1,099,115	3.1	77.9	40.6	45.0	25.0
Other income	43,129	8,747	19,685	393.1	(55.6)	0.8	0.1	0.5
Total revenues	5,951,686	5,159,280	4,592,826	15.4	12.3	119.7	118.6	104.6
Interest expense	981,366	810,336	201,387	21.1	302.4	19.7	18.6	4.6
Net revenues	4,970,320	4,348,944	4,391,439	14.3	(1.0)	100.0	100.0	100.0
Non-interest expenses:								
Compensation and benefits	2,916,229	2,554,581	2,586,232	14.2	(1.2)	58.7	58.7	58.9
Occupancy and equipment rental	362,402	339,322	313,247	6.8	8.3	7.3	7.8	7.1
Communication and office supplies	194,382	184,652	175,135	5.3	5.4	3.9	4.3	4.0
Commissions and floor brokerage	62,823	58,344	57,752	7.7	1.0	1.3	1.3	1.3
Provision for credit losses	25,402	24,999	33,506	1.6	(25.4)	0.5	0.6	0.8
Other operating expenses	480,638	480,354	340,451	0.1	41.1	9.6	11.1	7.7
Total non-interest expenses	4,041,876	3,642,252	3,506,323	11.0	3.9	81.3	83.8	79.8
Income before income taxes	928,444	706,692	885,116	31.4	(20.2)	18.7	16.2	20.2
Provision for income taxes	197,065	184,156	222,961	7.0	(17.4)	4.0	4.2	5.1
Net income	731,379	522,536	662,155	40.0	(21.1)	14.7	12.0	15.1
Preferred dividends	37,281	37,281	37,281	—	—	0.7	0.8	0.9
Net Income available to common shareholders	$ 694,098	$ 485,255	$ 624,874	43.0%	(22.3)%	14.0%	11.2%	14.2%

NET REVENUES

The following table presents consolidated net revenues for the periods indicated *(in thousands, except percentages)*:

	For the Year Ended December 31,			Percentage Change	
	2024	2023	2022	2024 vs. 2023	2023 vs. 2022
Revenues:					
Commissions	$ 756,024	$ 673,597	$ 710,589	12.2 %	(5.2)%
Principal transactions	604,564	490,440	529,033	23.3	(7.3)
Transactional revenues	1,360,588	1,164,037	1,239,622	16.9	(6.1)
Capital raising	417,399	265,667	256,862	57.1	3.4
Advisory	577,432	465,588	714,623	24.0	(34.8)
Investment banking	994,831	731,255	971,485	36.0	(24.7)
Asset management	1,536,674	1,299,496	1,262,919	18.3	2.9
Net interest	1,035,098	1,145,409	897,728	(9.6)	27.6
Other income	43,129	8,747	19,685	393.1	(55.6)
Total net revenues	$4,970,320	$ 4,348,944	$4,391,439	14.3 %	(1.0)%

Year Ended December 31, 2024, Compared With Year Ended December 31, 2023

For the year ended December 31, 2024, net revenues increased 14.3% to a record $4.97 billion from $4.35 billion in 2023. The increase was primarily attributable to higher investment banking, asset management, and transactional revenues, partially offset by lower net interest income.

Commissions – Commission revenues are primarily generated from agency transactions in OTC and listed equity securities, insurance products, and options. In addition, commission revenues also include distribution fees for promoting and distributing mutual funds.

For the year ended December 31, 2024, commission revenues increased 12.2% to $756.0 million from $673.6 million in 2023.

Principal transactions – Principal transaction revenues are gains and losses on secondary trading, principally fixed income transactional revenues.

For the year ended December 31, 2024, principal transactions revenues increased 23.3% to $604.6 million from $490.4 million in 2023.

Transactional revenues – For the year ended December 31, 2024, transactional revenues increased 16.9% to $1.36 billion from $1.16 billion in 2023 as a result of an increase in client activity.

Investment banking – Investment banking revenues include: (i) capital-raising revenues representing fees earned from the underwriting of debt and equity securities, and (ii) advisory fees related to corporate debt and equity offerings, municipal debt offerings, merger and acquisitions, private placements, and other investment banking advisory fees.

For the year ended December 31, 2024, investment banking revenues increased 36.0% to $994.8 million from $731.3 million in 2023.

Capital-raising revenues increased 57.1% to $417.4 million for the year ended December 31, 2024, from $265.7 million in 2023. For the year ended December 31, 2024, equity capital-raising revenues increased 73.2% to $198.5 million from $114.6 million in 2023 driven by higher volumes during 2024. For the year ended December 31, 2024, fixed income capital-raising revenues increased 44.9% to $218.9 million from $151.1 million in 2023 driven by higher bond issuances during 2024.

Advisory revenues increased 24.0% to $577.4 million for the year ended December 31, 2024, from $465.6 million in 2023. The increase is primarily attributable to higher levels of completed advisory transactions during 2024.

Asset management – Asset management revenues include fees for asset-based financial services provided to individuals and institutional clients. Investment advisory fees are charged based on the value of assets in fee-based accounts. Asset management revenues are affected by changes in the balances of client assets due to market fluctuations and levels of net new client assets.

For the year ended December 31, 2024, asset management revenues increased 18.3% to a record $1.54 billion from $1.30 billion in 2023. The increase is primarily attributable to market appreciation leading to higher asset values and net cash inflows primarily as a result of our recruiting efforts. Please refer to "Asset management" in the Global Wealth Management segment discussion for information on the changes in asset management revenues.

Other income – For the year ended December 31, 2024, other income increased 393.1% to $43.1 million from $8.7 million during 2023. The increase is primarily attributable to higher investment gains over the comparable period in 2023.

Year Ended December 31, 2023, Compared With Year Ended December 31, 2022

For the year ended December 31, 2023, net revenues decreased 1.0% to $4.35 billion from $4.4 billion in 2022. The decrease was primarily attributable to lower advisory and transactional revenues, partially offset by higher net interest income, asset management, and capital-raising revenues.

Commissions – For the year ended December 31, 2023, commission revenues decreased 5.2% to $673.6 million from $710.6 million in 2022.

Principal transactions – For the year ended December 31, 2023, principal transactions revenues decreased 7.3% to $490.4 million from $529.0 million in 2022.

Transactional revenues – For the year ended December 31, 2023, transactional revenues decreased 6.1% to $1.16 billion from $1.24 billion in 2022 as a result of a decrease in client activity. Broad macroeconomic and geopolitical concerns led to volatility in global equity prices.

Investment banking – For the year ended December 31, 2023, investment banking revenues decreased 24.7% to $731.3 million from $971.5 million in 2022.

Capital-raising revenues increased 3.4% to $265.7 million for the year ended December 31, 2023, from $256.9 million in 2022. For the year ended December 31, 2023, equity capital-raising revenues increased 1.6% to $114.6 million from $112.7 million in 2022 driven by higher volumes during 2023. For the year ended December 31, 2023, fixed income capital-raising revenues increased 4.8% to $151.1 million from $144.2 million in 2022 driven by an increase in our corporate debt issuance business.

Advisory revenue decreased 34.8% to $465.6 million for the year ended December 31, 2023, from $714.6 million in 2022. The decrease is primarily attributable to lower levels of completed advisory transactions during 2023.

Asset management – For the year ended December 31, 2023, asset management revenues increased 2.9% to $1.30 billion from $1.26 billion in 2022. The increase is primarily attributable to higher asset values and strong recruiting. Please refer to "Asset management" in the Global Wealth Management segment discussion for information on the changes in asset management revenues.

Other income – For the year ended December 31, 2023, other income decreased 55.6% to $8.7 million from $19.7 million in 2022. The decrease is primarily attributable to losses on the sale of investments in the first quarter of 2023 and a decrease in loan origination fees.

NET INTEREST INCOME

The following tables present average balance data and operating interest revenue and expense data, as well as related interest yields for the periods indicated *(in thousands, except rates)*:

		For the Year Ended							
	December 31, 2024			December 31, 2023			December 31, 2022		
	Average Balance	Interest Income/ Expense	Average Interest Rate	Average Balance	Interest Income/ Expense	Average Interest Rate	Average Balance	Interest Income/ Expense	Average Interest Rate
Interest-earning assets:									
Interest-bearing cash and federal funds sold	$ 3,126,654	$ 164,110	5.25 %	$ 2,394,404	$ 123,363	5.15 %	$ 1,346,939	$ 29,996	2.23 %
Financial instruments owned	1,126,934	25,001	2.22	895,020	16,726	1.87	1,059,013	20,545	1.94
Margin balances	698,487	55,156	7.90	786,264	61,138	7.78	1,060,724	43,751	4.12
Investment portfolio	7,772,968	484,133	6.23	7,735,535	467,199	6.04	7,670,470	247,755	3.23
Loans	20,239,599	1,250,048	6.18	20,738,634	1,253,008	6.04	19,457,051	752,273	3.87
Other interest-bearing assets	838,928	38,016	4.53	764,679	34,311	4.49	936,508	4,795	0.51
Total interest-earning assets/interest income	$33,803,570	$2,016,464	5.97 %	$33,314,536	$1,955,745	5.87 %	$31,530,705	$1,099,115	3.49 %
Interest-bearing liabilities:									
Short-term borrowings	$ 404	$ 26	6.44 %	$ 2,412	$ 144	5.97 %	$ 1,323	$ 23	1.74 %
Stock loan	253,467	(7,203)	(2.84)	147,904	(8,028)	(5.43)	334,712	(16,642)	(4.97)
Senior notes	905,733	40,349	4.45	1,115,052	50,025	4.49	1,113,977	44,424	3.99
Stifel Capital Trusts	60,000	4,408	7.35	60,000	4,363	7.27	60,000	2,090	3.48
Deposits	27,611,724	888,453	3.22	27,267,429	724,857	2.66	25,170,404	146,636	0.58
Federal Home Loan Bank advances	1	—	2.15	1,371	68	4.99	238,508	4,094	1.72
Other interest-bearing liabilities	1,065,202	55,333	5.19	1,027,985	38,907	3.78	1,067,725	20,762	1.94
Total interest-bearing liabilities/interest expense	$ 29,896,531	$ 981,366	3.28 %	$ 29,622,153	$ 810,336	2.74 %	$ 27,986,649	$ 201,387	0.72 %
Net interest income/margin		$1,035,098	3.06 %		$1,145,409	3.44 %		$ 897,728	2.85 %

Please refer to the Distribution of Assets, Liabilities, and Shareholders' Equity; Interest Rates and Interest Differential table included in "Results of Operations – Global Wealth Management" for additional information on Stifel Bancorp's average balances and interest income and expense.

Year Ended December 31, 2024, Compared With Year Ended December 31, 2023

Net interest income – Net interest income is the difference between interest earned on interest-earning assets and interest paid on funding sources. Net interest income is affected by changes in the volume and mix of these assets and liabilities, as well as by fluctuations in interest rates and portfolio management strategies. For the year ended December 31, 2024, net interest income decreased 9.6% to $1.0 billion from $1.1 billion in 2023.

For the year ended December 31, 2024, interest revenue increased 3.1% to $2.02 billion from $1.96 billion in 2023, principally as a result of higher interest rates and an increase in interest-earning assets. The average interest-earning assets of Stifel Bancorp increased to $30.1 billion during the year ended December 31, 2024, compared to $29.9 billion in 2023 at average interest rates of 6.14% and 6.01%, respectively.

For the year ended December 31, 2024, interest expense increased 21.1% to $981.4 million from $810.3 million in 2023. The increase is primarily attributable to higher interest rates and higher interest-bearing liabilities. The average interest-bearing liabilities of Stifel Bancorp increased to $27.7 billion during the year ended December 31, 2024, compared to $27.3 billion in 2023 at average interest rates of 3.23% and 2.66%, respectively.

Year Ended December 31, 2023, Compared With Year Ended December 31, 2022

Net interest income – For the year ended December 31, 2023, net interest income increased 27.6% to $1.1 billion from $897.7 million in 2022.

For the year ended December 31, 2023, interest revenue increased 77.9% to $2.0 billion from $1.1 billion in 2022, principally as a result of higher interest rates and an increase in interest-earning assets. The average interest-earning assets of Stifel Bancorp increased to $29.9 billion during the year ended December 31, 2023, compared to $27.8 billion in 2022 at average interest rates of 6.01% and 3.66%, respectively.

For the year ended December 31, 2023, interest expense increased 302.4% to $810.3 million from $201.4 million in 2022. The increase is primarily attributable to higher interest rates and higher interest-bearing liabilities. The average interest-bearing liabilities of Stifel Bancorp increased to $27.3 billion during the year ended December 31, 2023, compared to $25.4 billion in 2022 at average interest rates of 2.66% and 0.59%, respectively.

NON-INTEREST EXPENSES

The following table presents consolidated non-interest expenses for the periods indicated *(in thousands, except percentages)*:

	For the Year Ended December 31,			Percentage Change	
	2024	2023	2022	2024 vs. 2023	2023 vs. 2022
Non-interest expenses:					
Compensation and benefits	$2,916,229	$2,554,581	$2,586,232	14.2%	(1.2)%
Occupancy and equipment rental	362,402	339,322	313,247	6.8	8.3
Communications and office supplies	194,382	184,652	175,135	5.3	5.4
Commissions and floor brokerage	62,823	58,344	57,752	7.7	1.0
Provision for credit losses	25,402	24,999	33,506	1.6	(25.4)
Other operating expenses	480,638	480,354	340,451	0.1	41.1
Total non-interest expenses	$4,041,876	$3,642,252	$3,506,323	11.0%	3.9 %

Year Ended December 31, 2024, Compared With Year Ended December 31, 2023

Compensation and benefits – Compensation and benefits expenses, which are the largest component of our expenses, include salaries, bonuses, transition pay, benefits, amortization of stock-based compensation, employment taxes, and other associate-related costs. A significant portion of compensation expense is comprised of production-based variable compensation, including discretionary bonuses, which fluctuates in proportion to the level of business activity, increasing with higher revenues and operating profits. Other compensation costs, including base salaries, stock-based compensation amortization, and benefits, are more fixed in nature.

For the year ended December 31, 2024, compensation and benefits expense increased 14.2% to $2.92 billion from $2.55 billion in 2023. The increase in compensation and benefits expenses is primarily attributable to higher variable compensation expense. Compensation and benefits expense as a percentage of net revenues of 58.7% for the year ended December 31, 2024, was consistent with the comparable period in 2023.

Occupancy and equipment rental – For the year ended December 31, 2024, occupancy and equipment rental expense increased 6.8% to $362.4 million from $339.3 million in 2023. The increase is primarily attributable to higher data processing and occupancy costs associated with the continued investments made in our business.

Communications and office supplies – Communications expense includes costs for telecommunication and data transmission, primarily for obtaining third-party market data information. For the year ended December 31, 2024, communications and office supplies expense increased 5.3% to $194.4 million from $184.7 million in 2023. The increase is primarily attributable to higher communication and quote equipment expenses associated with the continued investments made in our business.

Commissions and floor brokerage – For the year ended December 31, 2024, commissions and floor brokerage expense increased 7.7% to $62.8 million from $58.3 million in 2023. The increase is primarily attributable to higher clearing expense and electronic communication network ("ECN") trading costs and processing expenses.

Provision for credit losses – For the year ended December 31, 2024, provision for credit losses increased 1.6% to $25.4 million from $25.0 million in 2023. Provision for credit losses was primarily impacted by loan growth and a deterioration in certain loans, partially offset by a slightly better macroeconomic forecast.

Other operating expenses – Other operating expenses primarily include license and registration fees, litigation-related expenses, which consist of amounts we accrue and/or pay out for legal and regulatory matters, travel and entertainment, promotional, investment banking deal costs, and professional service expenses.

For the year ended December 31, 2024, other operating expenses increased 0.1% to $480.6 million from $480.4 million in 2023. The increase is primarily attributable to higher investment banking transaction expense, professional fees, advertising, conference-related expenses, and subscriptions, partially offset by lower litigation-related expenses. During the year ended December 31, 2023, we recorded $67 million related to provisions for legal and regulatory matters.

Provision for income taxes – For the year ended December 31, 2024, our provision for income taxes was $197.1 million, representing an effective tax rate of 21.2%, compared to $184.2 million in 2023, representing an effective tax rate of 26.1%. The effective tax rate in 2024 was impacted by the benefit related to the tax impact on stock-based compensation.

Year Ended December 31, 2023, Compared With Year Ended December 31, 2022

Except as noted in the following discussion of variances, the underlying reasons for the increase in non-interest expenses can be attributed principally to our continued expansion, both organically and through our acquisitions, and increased administrative overhead to support the growth in our segments.

Compensation and benefits – For the year ended December 31, 2023, compensation and benefits expense decreased 1.2% to $2.55 billion from $2.59 billion in 2022. The decrease in compensation and benefits expenses is primarily attributable to lower variable compensation expense.

Compensation and benefits expense as a percentage of net revenues was 58.7% for the year ended December 31, 2023, compared to 58.9% for the year ended December 31, 2022. The compensation ratio benefited from higher net interest income, which is a relatively low compensatory revenue source.

Occupancy and equipment rental – For the year ended December 31, 2023, occupancy and equipment rental expense increased 8.3% to $339.3 million from $313.2 million in 2022. The increase is primarily attributable to higher occupancy, data processing, and furniture and equipment costs associated with the continued investments made in our business.

Communications and office supplies – For the year ended December 31, 2023, communications and office supplies expense increased 5.4% to $184.7 million from $175.1 million in 2022. The increase is primarily attributable to higher communication and quote equipment expenses associated with the continued investments made in our business.

Commissions and floor brokerage – For the year ended December 31, 2023, commissions and floor brokerage expense increased 1.0% to $58.3 million from $57.8 million in 2022. The increase is primarily attributable to higher ECN trading costs and processing expenses, partially offset by lower clearing expenses.

Provision for credit losses – For the year ended December 31, 2023, provision for credit losses decreased 25.4% to $25.0 million from $33.5 million in 2022. Provision for credit losses was primarily impacted by a slightly better macroeconomic forecast, partially offset by a deterioration in certain asset classes.

Other operating expenses – For the year ended December 31, 2023, other operating expenses increased 41.1% to $480.4 million from $340.5 million in 2022. Elevated provisions for legal and regulatory matters during the third quarter of 2023 accounted for approximately $67 million of the increase, with the remainder primarily resulting from higher travel and entertainment expenses, FDIC-insurance expense, professional fees, advertising, conference-related expenses, and subscriptions, partially offset by lower investment banking transaction expenses.

Provision for income taxes – For the year ended December 31, 2023, our provision for income taxes was $184.2 million, representing an effective tax rate of 26.1%, compared to $223.0 million in 2022, representing an effective tax rate of 25.2%. The effective tax rate in 2023 was impacted by the benefit related to the tax impact on stock-based compensation and the non-deductibility of the provision for legal and regulatory matters recorded during the third quarter of 2023.

SEGMENT ANALYSIS

Our reportable segments include Global Wealth Management, Institutional Group, and Other.

Our Global Wealth Management segment consists of two businesses, the Private Client Group and Stifel Bancorp. The Private Client Group includes branch offices and independent contractor offices of our broker-dealer subsidiaries located throughout the United States. These branches provide securities brokerage services, including the sale of equities, mutual funds, fixed income products, and insurance, as well as offering banking products to their private clients through our bank subsidiaries, which provide residential, consumer, and commercial lending, as well as FDIC-insured deposit accounts to customers of our broker-dealer subsidiaries and to the general public.

The success of our Global Wealth Management segment is dependent upon the quality of our products, services, financial advisors, and support personnel, including our ability to attract, retain, and motivate a sufficient number of these associates. We face competition for qualified associates from major financial services companies, including other brokerage firms, insurance companies, banking institutions, and discount brokerage firms. Segment net revenues and operating income are used to evaluate and measure segment performance by management in assessing performance and deciding how to allocate resources.

The Institutional Group segment includes institutional sales and trading. It provides securities brokerage, trading, and research services to institutions with an emphasis on the sale of equity and fixed income products. This segment also includes the management of and participation in underwritings for both corporate and public finance (exclusive of sales credits generated through the Private Client Group, which are included in the Global Wealth Management segment), merger and acquisition, and financial advisory services.

The success of our Institutional Group segment is dependent upon the quality of our personnel, the quality and selection of our investment products and services, pricing (such as execution pricing and fee levels), and reputation. Segment net revenues and operating income are used to evaluate and measure segment performance by management in assessing performance and deciding how to allocate resources.

The Other segment includes interest income and expense from stock borrow activities, unallocated interest expense, interest income and gains and losses from investments held, amortization of stock-based awards, and all unallocated overhead cost associated with the execution of orders; processing of securities transactions; custody of client securities; receipt, identification, and delivery of funds and securities; compliance with regulatory and legal requirements; internal financial accounting and controls; and general administration and acquisition charges.

Results of Operations – Global Wealth Management

The following table presents consolidated financial information for the Global Wealth Management segment for the periods indicated *(in thousands, except percentages)*:

	For the Year Ended December 31,			Percentage Change		As a Percentage of Net Revenues for the Year Ended December 31,		
	2024	2023	2022	2024 vs. 2023	2023 vs. 2022	2024	2023	2022
Revenues:								
Commissions	$ 508,717	$ 444,949	$ 473,638	14.3 %	(6.1)%	15.5%	14.6 %	16.8 %
Principal transactions	243,635	209,282	195,274	16.4	7.2	7.4	6.9	6.9
Transactional revenues	752,352	654,231	668,912	15.0	(2.2)	22.9	21.5	23.7
Asset management	1,536,296	1,299,361	1,262,841	18.2	2.9	46.8	42.6	44.7
Interest	1,910,502	1,861,873	1,062,710	2.6	75.2	58.2	61.0	37.6
Investment banking	21,475	16,680	19,515	28.7	(14.5)	0.7	0.5	0.7
Other income	6,125	(6,938)	(5,182)	188.3	(33.9)	0.1	(0.2)	(0.2)
Total revenues	4,226,750	3,825,207	3,008,796	10.5	27.1	128.7	125.4	106.5
Interest expense	942,790	775,245	182,930	21.6	323.8	28.7	25.4	6.5
Net revenues	3,283,960	3,049,962	2,825,866	7.7	7.9	100.0	100.0	100.0
Non-interest expenses:								
Compensation and benefits	1,605,148	1,415,210	1,368,576	13.4	3.4	48.9	46.4	48.4
Occupancy and equipment rental	175,389	165,776	153,079	5.8	8.3	5.3	5.4	5.4
Communication and office supplies	65,383	63,345	60,791	3.2	4.2	2.0	2.1	2.2
Commissions and floor brokerage	27,158	25,458	25,983	6.7	(2.0)	0.8	0.8	0.9
Provision for credit losses	25,102	22,699	33,506	10.6	(32.3)	0.8	0.7	1.2
Other operating expenses	177,838	141,652	116,360	25.5	21.7	5.4	4.7	4.1
Total non-interest expenses	2,076,018	1,834,140	1,758,295	13.2	4.3	63.2	60.1	62.2
Income before income taxes	$1,207,942	$1,215,822	$1,067,571	(0.6)%	13.9 %	36.8%	39.9 %	37.8 %

	December 31,		
	2024	2023	2022
Branch offices	389	398	398
Financial advisors	2,229	2,278	2,242
Independent contractors	113	108	102
Total financial advisors	2,342	2,386	2,344

Year Ended December 31, 2024, Compared With Year Ended December 31, 2023

NET REVENUES

For the year ended December 31, 2024, Global Wealth Management net revenues increased 7.7% to a record $3.3 billion from $3.0 billion in 2023. The increase in net revenues is primarily attributable to increases in asset management revenues and transactional revenues, partially offset by lower net interest income.

Commissions – For the year ended December 31, 2024, commission revenues increased 14.3% to $508.7 million from $444.9 million in 2023. The increase is primarily attributable to a increase in equities trading and mutual funds revenue.

Principal transactions – For the year ended December 31, 2024, principal transactions revenues increased 16.4% to $243.6 million from $209.3 million in 2023.

Transactional revenues – For the year ended December 31, 2024, transactional revenues increased 15.0% to $752.4 million from $654.2 million in 2023 as a result of an increase in client activity.

Asset management – For the year ended December 31, 2024, asset management revenues increased 18.2% to a record $1.54 billion from $1.30 billion in 2023. The increase is primarily attributable to higher asset values and strong fee-based asset flows. Fee-based account revenues are primarily billed based on asset values at the end of the prior quarter.

Client asset metrics as of the periods indicated *(in thousands)*:

	December 31,			Percentage Change	
	2024	2023	2022	2024 vs. 2023	2023 vs. 2022
Client assets	$501,402,000	$444,318,000	$389,818,000	12.8%	14.0%
Fee-based client assets	$192,705,000	$165,301,000	$144,952,000	16.6	14.0
Number of client accounts	1,246,000	1,213,000	1,183,000	2.7	2.5
Number of fee-based client accounts	355,000	333,000	319,000	6.6	4.4

The increase in the value of our client assets and fee-based assets was primarily attributable to improved market conditions and asset growth resulting from our recruiting efforts.

Interest revenue – For the year ended December 31, 2024, interest revenue increased 2.6% to $1.91 billion from $1.86 billion in 2023. The increase is primarily attributable to higher interest-earning assets and higher interest rates. Please refer to the Distribution of Assets, Liabilities, and Shareholders' Equity; Interest Rates and Interest Differential table below for additional information on Stifel Bancorp's average balances and interest income and expense.

Investment banking – Investment banking, which represents sales credits for investment banking underwritings, increased 28.7% to $21.5 million for the year ended December 31, 2024, from $16.7 million in 2023. Please refer to "Investment banking" in the Institutional Group segment discussion for information on the changes in investment banking revenues.

Other income – For the year ended December 31, 2024, other income increased 188.3% to $6.1 million from a loss of $6.9 million in 2023. The increase is primarily attributable an increase in investment gains over 2023.

Interest expense – For the year ended December 31, 2024, interest expense increased 21.6% to $942.8 million from $775.2 million in 2023. The increase in interest expense is primarily attributable to higher interest rates and higher interest-bearing liabilities. Please refer to the Distribution of Assets, Liabilities, and Shareholders' Equity; Interest Rates and Interest Differential table below for additional information on Stifel Bancorp's average balances and interest income and expense.

NON-INTEREST EXPENSES

For the year ended December 31, 2024, Global Wealth Management non-interest expenses increased 13.2% to $2.08 billion from $1.83 billion in 2023.

Compensation and benefits – For the year ended December 31, 2024, compensation and benefits expense increased 13.4% to $1.61 billion from $1.42 billion in 2023. The increase is primarily attributable to increased variable compensation from our continued recruiting efforts.

Compensation and benefits expense as a percentage of net revenues was 48.9% for the year ended December 31, 2024, compared to 46.4% in 2023. The increase is primarily as a result of the revenue mix across the segment.

Occupancy and equipment rental – For the year ended December 31, 2024, occupancy and equipment rental expense increased 5.8% to $175.4 million from $165.8 million in 2023. The increase is primarily attributable to higher data processing, occupancy, and furniture and equipment costs associated with an increase in business activity.

Communications and office supplies – For the year ended December 31, 2024, communications and office supplies expense increased 3.2% to $65.4 million from $63.3 million in 2023. The increase is primarily attributable to higher postage and shipping expenses and communication and quote equipment expenses associated with the continued growth of our business, partially offset by lower internet costs.

Commissions and floor brokerage – For the year ended December 31, 2024, commissions and floor brokerage expense increased 6.7% to $27.2 million from $25.5 million in 2023. The increase is primarily attributable to higher clearing expenses.

Provision for credit losses – For the year ended December 31, 2024, provision for credit losses increased 10.6% to $25.1 million from $22.7 million in 2023. Provision for credit losses was primarily impacted by loan growth and a deterioration in certain loans, partially offset by a slightly better macroeconomic forecast.

Other operating expenses – For the year ended December 31, 2024, other operating expenses increased 25.5% to $177.8 million from $141.7 million in 2023. The increase is primarily attributable to increases in litigation-related expense, professional fees, subscription expense, and travel and conference-related expenses, partially offset by lower insurance expense and bank service charges.

INCOME BEFORE INCOME TAXES

For the year ended December 31, 2024, income before income taxes decreased 0.6% to $1.21 billion from $1.22 billion in 2023. Profit margins (income before income taxes as a percent of net revenues) have decreased to 36.8% for the year ended December 31, 2024, from 39.9% in 2023. The profit margin was impacted by an increase in litigation-related expenses and provision for credit losses, as well as a change in the composition of revenue (lower net interest income).

Year Ended December 31, 2023, Compared With Year Ended December 31, 2022

NET REVENUES

For the year ended December 31, 2023, Global Wealth Management net revenues increased 7.9% to $3.0 billion from $2.8 billion in 2022. The increase in net revenues is primarily attributable to increases in net interest income, asset management revenues, and principal transaction revenues, partially offset by lower commission revenues and investment banking revenues.

Commissions – For the year ended December 31, 2023, commission revenues decreased 6.1% to $444.9 million from $473.6 million in 2022. The decrease is primarily attributable to a decrease in equities trading and mutual funds revenue.

Principal transactions – For the year ended December 31, 2023, principal transactions revenues increased 7.2% to $209.3 million from $195.3 million in 2022.

Transactional revenues – For the year ended December 31, 2023, transactional revenues decreased 2.2% to $654.2 million from $668.9 million in 2022 as a result of a decrease in client activity amid uncertainty in the markets, partially offset by an increase in fixed income revenue as our rates business began to rebound in the fourth quarter from the weakness tied to the bank failures, higher rates, and an inverted yield curve.

Asset management – For the year ended December 31, 2023, asset management revenues increased 2.9% to $1.30 billion from $1.26 billion in 2022. The increase is primarily attributable to higher asset values and strong fee-based asset flows. Fee-based account revenues are primarily billed based on asset values at the end of the prior quarter.

The value of assets in fee-based accounts at December 31, 2023, increased 14.0% to $165.3 billion from $145.0 billion at December 31, 2022.

Interest revenue – For the year ended December 31, 2023, interest revenue increased 75.2% to $1.9 billion from $1.1 billion in 2022. The increase is primarily attributable to higher interest-earning assets and higher interest rates. Please refer to the Distribution of Assets, Liabilities, and Shareholders' Equity; Interest Rates and Interest Differential table below for additional information on Stifel Bancorp's average balances and interest income and expense.

Investment banking – Investment banking decreased 14.5% to $16.7 million for the year ended December 31, 2023, from $19.5 million in 2022. Please refer to "Investment banking" in the Institutional Group segment discussion for information on the changes in investment banking revenues.

Other income – For the year ended December 31, 2023, other income decreased 33.9% to a loss of $6.9 million from a loss of $5.2 million in 2022. The decrease is primarily attributable to losses on the sale of investments in the first quarter of 2023 and a decrease in loan origination fees.

Interest expense – For the year ended December 31, 2023, interest expense increased 323.8% to $775.2 million from $182.9 million in 2022. The increase in interest expense is primarily attributable to higher interest rates and higher interest-bearing liabilities. Please refer to the Distribution of Assets, Liabilities, and Shareholders' Equity; Interest Rates and Interest Differential table below for additional information on Stifel Bancorp's average balances and interest income and expense.

NON-INTEREST EXPENSES

For the year ended December 31, 2023, Global Wealth Management non-interest expenses increased 4.3% to $1.83 billion from $1.76 billion in 2022.

Compensation and benefits – For the year ended December 31, 2023, compensation and benefits expense increased 3.4% to $1.42 billion from $1.37 billion in 2022. The increase is primarily attributable to increased variable compensation from our continued recruiting efforts.

Compensation and benefits expense as a percentage of net revenues was 46.4% for the year ended December 31, 2023, compared to 48.4% in 2022. The decrease is primarily as a result of higher net interest income, which is a relatively low compensatory revenue source.

Occupancy and equipment rental – For the year ended December 31, 2023, occupancy and equipment rental expense increased 8.3% to $165.8 million from $153.1 million in 2022. The increase is primarily attributable to higher occupancy and furniture and equipment costs and higher data processing costs associated with an increase in business activity.

Communications and office supplies – For the year ended December 31, 2023, communications and office supplies expense increased 4.2% to $63.3 million from $60.8 million in 2022. The increase is primarily attributable to higher postage and shipping expenses and communication and quote equipment expenses associated with the continued growth of our business.

Commissions and floor brokerage – For the year ended December 31, 2023, commissions and floor brokerage expense decreased 2.0% to $25.5 million from $26.0 million in 2022. The decrease is primarily attributable to lower clearing expenses.

Provision for credit losses – For the year ended December 31, 2023, provision for credit losses decreased 32.3% to $22.7 million from $33.5 million in 2022. Provision for credit losses was primarily impacted by a slightly better macroeconomic forecast, partially offset by a deterioration in certain asset classes.

Other operating expenses – For the year ended December 31, 2023, other operating expenses increased 21.7% to $141.7 million from $116.4 million in 2022. The increase is primarily attributable to increases in FDIC-insurance expense, travel and conference-related expenses, legal costs, and subscription expense, partially offset by lower advertising expense and professional fees.

INCOME BEFORE INCOME TAXES

For the year ended December 31, 2023, income before income taxes increased 13.9% to $1.2 billion from $1.1 billion in 2022. Profit margins (income before income taxes as a percent of net revenues) increased to 39.9% for the year ended December 31, 2023, from 37.8% in 2022. The improved profit margin is a result of strong revenue growth and our continued expense discipline, as well as a change in the composition of revenue (higher net interest income).

I. Distribution of Assets, Liabilities, and Shareholders' Equity; Interest Rates and Interest Differential

The following tables present average balance data and operating interest revenue and expense data for Stifel Bancorp, as well as related interest yields for the periods indicated *(in thousands, except rates)*:

| | For the Year Ended | | | | | |
| | December 31, 2024 | | | December 31, 2023 | | |
	Average Balance	Interest Income/ Expense	Average Interest Rate	Average Balance	Interest Income/ Expense	Average Interest Rate
Assets:						
Interest-bearing cash and federal funds sold	$ 2,045,304	$ 112,835	5.52%	$ 1,358,817	$ 74,486	5.48%
U.S. government agencies	2,390	50	2.11	2,359	49	2.10
State and municipal securities (tax-exempt)[1]	2,350	71	3.00	2,350	71	3.00
Mortgage-backed securities	993,619	26,368	2.65	963,414	21,355	2.22
Corporate fixed income securities	564,101	15,469	2.74	624,079	17,060	2.73
Asset-backed securities	6,210,508	442,176	7.12	6,143,333	428,664	6.98
Federal Home Loan Bank and other capital stock	65,553	3,454	5.27	62,517	2,602	4.16
Loans[2]						
Securities-based loans	2,292,176	162,161	7.07	2,440,912	170,699	6.99
Commercial and industrial	3,734,097	323,531	8.66	4,491,531	378,277	8.42
Fund banking	3,458,175	273,907	7.92	4,256,903	323,120	7.59
Residential real estate	8,268,123	291,376	3.52	7,731,478	241,730	3.13
Commercial real estate	612,374	44,658	7.29	670,556	49,715	7.41
Home equity lines of credit	161,343	13,490	8.36	116,668	9,512	8.15
Construction and land	1,176,660	96,929	8.24	770,563	63,134	8.19
Other	50,389	2,925	5.80	49,577	3,193	6.44
Loans held for sale	486,261	41,071	8.45	210,446	13,628	6.48
Total interest-earning assets[3]	$30,123,423	$1,850,471	6.14%	$29,895,503	$1,797,295	6.01%
Cash and due from banks	20,633			9,127		
Other non-interest-earning assets	194,409			140,958		
Total assets	$30,338,465			$30,045,588		
Liabilities and stockholders' equity:						
Deposits:						
Money market	$25,581,967	$ 814,527	3.18%	$24,967,085	$ 632,251	2.53%
Time deposits	114,681	5,995	5.23	2,535	75	2.95
Demand deposits	1,913,841	67,920	3.55	2,297,253	92,527	4.03
Savings	1,236	11	0.88	556	4	0.72
Federal Home Loan Bank advances	1	0	2.15	1,371	68	4.99
Other borrowings	82,315	5,891	7.16	19,076	1,725	9.04
Total interest-bearing liabilities[3]	$27,694,041	$ 894,344	3.23%	$27,287,876	$ 726,650	2.66%
Non-interest-bearing deposits	372,601			382,686		
Other non-interest-bearing liabilities	141,080			153,543		
Total liabilities	$28,207,722			$27,824,105		
Stockholders' equity	2,130,743			2,221,483		
Total liabilities and stockholders' equity	$30,338,465			$30,045,588		
Net interest income/spread		$ 956,127	2.91%		$ 1,070,645	3.35%
Net interest margin			3.17%			3.58%

[1] Due to the immaterial amount of income recognized on tax-exempt securities, yields were not calculated on a tax-equivalent basis.

[2] Loans on nonaccrual status are included in average balances.

[3] Please refer to the Net Interest Income table included in "Results of Operations" for additional information on our company's average balances and operating interest and expenses.

	For the Year Ended December 31, 2022		
	Average Balance	Interest Income/ Expense	Average Interest Rate
Assets:			
Interest-bearing cash and federal funds sold	$ 603,840	$ 13,915	2.30%
U.S. government agencies	2,493	42	1.70
State and municipal securities (tax-exempt)[1]	2,361	49	2.06
Mortgage-backed securities	1,008,770	19,840	1.97
Corporate fixed income securities	724,184	19,627	2.71
Asset-backed securities	5,932,662	208,197	3.51
Federal Home Loan Bank and other capital stock	62,339	2,612	4.19
Loans[2]			
Securities-based loans	2,879,651	106,758	3.71
Commercial and industrial	4,784,928	241,792	5.05
Fund banking	3,750,297	160,780	4.29
Residential real estate	6,517,911	175,545	2.69
Commercial real estate	649,663	28,937	4.45
Home equity lines of credit	98,120	4,627	4.72
Construction and land	508,676	24,624	4.84
Other	39,391	1,873	4.75
Loans held for sale	228,414	7,337	3.21
Total interest-earning assets[3]	$ 27,793,700	$1,016,555	3.66%
Cash and due from banks	15,954		
Other non-interest-earning assets	117,016		
Total assets	$ 27,926,670		
Liabilities and stockholders' equity:			
Deposits:			
Money market	$ 23,771,966	$ 125,816	0.53%
Time deposits	16,976	456	2.69
Demand deposits	1,327,711	18,812	1.42
Savings	53,751	1,552	2.89
Federal Home Loan Bank advances	238,508	4,094	1.72
Other borrowings	966	141	14.63
Total interest-bearing liabilities[3]	$ 25,409,878	$ 150,871	0.59%
Non-interest-bearing deposits	515,767		
Other non-interest-bearing liabilities	108,896		
Total liabilities	$ 26,034,541		
Stockholders' equity	1,892,129		
Total liabilities and stockholders' equity	$ 27,926,670		
Net interest income/spread		$ 865,684	3.07%
Net interest margin			3.11%

[1] Due to immaterial amount of income recognized on tax-exempt securities, yields were not calculated on a tax-equivalent basis.

[2] Loans on nonaccrual status are included in average balances.

[3] Please refer to the Net Interest Income table included in "Results of Operations" for additional information on our company's average balances and operating interest and expenses.

Net interest income – Net interest income is the difference between interest earned on interest-earning assets and interest paid on funding sources. Net interest income is affected by changes in the volume and mix of these assets and liabilities, as well as by fluctuations in interest rates and portfolio management strategies.

For the year ended December 31, 2024, interest revenue for Stifel Bancorp of $1.9 billion was generated from weighted-average interest-earning assets of $30.1 billion at a weighted-average interest rate of 6.14%. For the year ended December 31, 2023, interest revenue for Stifel Bancorp of $1.8 billion was generated from weighted-average interest-earning assets of $29.9 billion at a weighted-average interest rate of 6.01%. For the year ended December 31, 2022, interest revenue for Stifel Bancorp of $1.0 billion was generated from weighted-average interest-earning assets of $27.8 billion at a weighted-average interest rate of 3.66%. Interest-earning assets principally consist of residential, commercial and industrial, fund banking, and securities-based loans, investment securities, and interest-bearing cash and federal funds sold.

For the year ended December 31, 2024, interest expense for Stifel Bancorp of $894.3 million was incurred from weighted-average interest-bearing liabilities of $27.7 billion at a weighted-average interest rate of 3.23%. For the year ended December 31, 2023, interest expense for Stifel Bancorp of $726.7 million was incurred from weighted-average interest-bearing liabilities of $27.3 billion at a weighted-average interest rate of 2.66%. For the year ended December 31, 2022, interest expense for Stifel Bancorp of $150.9 million was incurred from weighted-average interest-bearing liabilities of $25.4 billion at a weighted-average interest rate of 0.59%. Interest expense represents interest on customer money market accounts, time deposits, Federal Home Loan Bank advances, and other borrowings.

The following table sets forth an analysis of the effect on net interest income of volume and rate changes for the periods indicated *(in thousands)*:

	Year Ended December 31, 2024 Compared to Year Ended December 31, 2023			Year Ended December 31, 2023 Compared to Year Ended December 31, 2022		
	Increase (decrease) due to			Increase (decrease) due to		
	Volume	Rate	Total	Volume	Rate	Total
Interest income:						
Interest-bearing cash and federal funds sold	$ 37,869	$ 480	$ 38,349	$ 28,807	$ 31,764	$ 60,571
U.S. government agencies	1	—	1	(2)	9	7
State and municipal securities (tax-exempt)	—	—	—	(1)	23	22
Mortgage-backed securities	688	4,325	5,013	(830)	2,345	1,515
Corporate fixed income securities	(1,645)	54	(1,591)	(2,738)	171	(2,567)
Asset-backed securities	4,721	8,791	13,512	7,647	212,820	220,467
Federal Home Loan Bank and other capital stock	131	721	852	7	(17)	(10)
Loans						
Securities-based loans	(10,551)	2,013	(8,538)	(13,273)	77,214	63,941
Commercial and industrial	(66,003)	11,257	(54,746)	(13,825)	150,310	136,485
Fund banking	(64,059)	14,846	(49,213)	24,215	138,125	162,340
Residential real estate	17,532	32,114	49,646	35,506	30,679	66,185
Commercial real estate	(4,254)	(803)	(5,057)	959	19,819	20,778
Home equity lines of credit	3,729	249	3,978	1,006	3,879	4,885
Construction and land	33,451	344	33,795	16,421	22,089	38,510
Other	53	(321)	(268)	557	763	1,320
Loans held for sale	22,273	5,170	27,443	(528)	6,819	6,291
	$(26,064)	$ 79,240	$ 53,176	$ 83,928	$696,812	$ 780,740
Interest expense:						
Deposits:						
Money market	$ 15,921	$166,355	$ 182,276	$ 6,639	$499,796	$506,435
Time deposits	5,819	101	5,920	(431)	50	(381)
Demand deposits	(14,371)	(10,236)	(24,607)	20,921	52,794	73,715
Savings	6	1	7	(880)	(668)	(1,548)
Federal Home Loan Bank advances	(44)	(24)	(68)	(8,424)	4,398	(4,026)
Other borrowings	4,446	(280)	4,166	1,617	(33)	1,584
	$ 11,777	$155,917	$167,694	$ 19,442	$556,337	$575,779

Increases and decreases in interest revenue and interest expense result from changes in average balances (volume) of interest-earning bank assets and liabilities, as well as changes in average interest rates. The effect of changes in volume is determined by multiplying the change in volume by the previous year's average yield/cost. Similarly, the effect of rate changes is calculated by multiplying the change in average yield/cost by the previous year's volume. Changes applicable to both volume and rate have been allocated proportionately.

II. Investment in Debt Securities

The maturities and related weighted-average yields of our debt securities not carried at fair value at December 31, 2024, are as follows *(in thousands, except rates)*:

	Within 1 Year	1-5 Years	5-10 Years	After 10 Years	Total
Asset-backed securities	$ —	$ 91,184	$3,063,278	$3,370,492	$6,524,954
Weighted-average yield[1]	0.0%	6.59%	6.56%	6.43%	6.49%

[1] The weighted-average yield is computed using the expected maturity of each security weighted based on the amortized cost of each security.

III. Loan Portfolio

The following table presents the maturities of each major loan category in Stifel Bancorp's loan portfolio held for investment for the periods indicated *(in thousands)*:

	Within 1 Year	1-5 Years	5-15 Years	Over 15 Years	Total
Residential real estate	$ —	$ 574	$ 670,844	$7,893,775	$ 8,565,193
Commercial and industrial	358,772	3,174,420	528,837	—	4,062,029
Fund banking	2,674,004	1,173,804	6,414	—	3,854,222
Securities-based loans	2,314,649	74,944	—	—	2,389,593
Construction and land	598,676	643,326	—	—	1,242,002
Commercial real estate	355,807	162,543	573	—	518,923
Home equity lines of credit	20,579	13,803	158,603	865	193,850
Other	31,345	22,587	—	1	53,933
	$6,353,832	$5,266,001	$1,365,271	$7,894,641	$20,879,745

The sensitivity of loans with maturities in excess of one year at December 31, 2024, is as follows *(in thousands)*:

Variable or adjusted-rate loans	
Residential real estate	$ 6,642,079
Commercial and industrial	3,292,861
Fund banking	1,180,218
Securities-based loans	68,874
Construction and land	643,326
Commercial real estate	151,616
Home equity lines of credit	173,271
Other	22,587
	$12,174,832
Fixed-rate loans	
Residential real estate	$ 1,923,114
Commercial and industrial	410,396
Fund banking	—
Securities-based loans	6,070
Construction and land	—
Commercial real estate	11,500
Home equity lines of credit	—
Other	1
	$ 2,351,081

The following table presents the Company's credit ratios, as well as the component of the ratio's calculation, for the periods indicated *(in thousands, except percentages)*:

	As of and for the year ending December 31,		
	2024	2023	2022
Allowance for credit losses to total loans outstanding	0.81%	0.83%	0.72%
Allowance for credit losses	$ 170,044	$ 161,605	$ 147,853
Retained loans outstanding	20,879,745	19,441,467	20,602,558
Nonaccrual loans to total loans outstanding	0.77%	0.22%	0.05%
Nonaccrual loans	$ 160,900	$ 42,366	$ 10,102
Retained loans outstanding	20,879,745	19,441,467	20,602,558
Allowance for credit losses to nonaccrual loans	1.06x	3.83x	14.64x
Allowance for credit losses	$ 170,044	$ 161,605	$ 147,853
Nonaccrual loans	160,900	42,366	10,102

The following table presents net charge-offs to average loans outstanding by major loan category for the year ended December 31, 2024 *(in thousands, except percentages)*:

Residential real estate	0.00%
Net charge-off during the period	$ —
Average amount outstanding	8,268,123
Commercial and industrial	0.29%
Net charge-off during the period	$ 10,688
Average amount outstanding	3,734,097
Fund banking	0.00%
Net charge-off during the period	$ —
Average amount outstanding	3,458,175
Securities-based loans	0.00%
Net charge-off during the period	$ —
Average amount outstanding	2,292,176
Construction and land	0.57%
Net charge-off during the period	$ 6,760
Average amount outstanding	1,176,660
Commercial real estate	0.28%
Net charge-off during the period	$ 1,690
Average amount outstanding	612,374
Home equity lines of credit	0.00%
Net charge-off during the period	$ —
Average amount outstanding	161,343
Other	0.32%
Net charge-off during the period	$ 159
Average amount outstanding	50,389
Total retained loans	0.10%
Net charge-off during the period	$ 19,297
Average amount outstanding	19,753,337

Allocation of the Allowance for Loan Losses

The following is a breakdown of the allowance for loan losses by each major loan category at December 31, 2024 and 2023 *(in thousands, except rates)*:

	December 31, 2024		December 31, 2023	
	Balance	Percent[1]	Balance	Percent[1]
Commercial and industrial	$ 92,698	19.5%	$ 67,077	18.3%
Construction and land	12,866	5.9	11,817	5.3
Residential real estate	11,061	41.0	13,855	41.4
Fund banking	10,792	18.5	10,173	18.7
Commercial real estate	8,057	2.5	21,386	3.4
Securities-based loans	2,917	11.4	3,035	11.9
Home equity lines of credit	317	0.9	371	0.7
Other	600	0.3	578	0.3
	$139,308	100.0%	$128,292	100.0%

[1] Loan category as a percentage of total loan portfolio.

A loan is determined to be impaired usually when principal or interest becomes 90 days past due or when collection becomes uncertain. At the time a loan is determined to be impaired, the accrual of interest and amortization of deferred loan origination fees is discontinued ("nonaccrual status") and any accrued and unpaid interest income is reversed.

Please refer to the section entitled "Critical Accounting Policies and Estimates" herein regarding our policies for establishing loan loss reserves, including placing loans on nonaccrual status.

IV. Deposits

Deposits consist of money market and savings accounts, certificates of deposit, and demand deposits. The average balances of deposits and the associated weighted-average interest rates for the periods indicated are as follows *(in thousands, except percentages)*:

	December 31, 2024		December 31, 2023		December 31, 2022	
	Average Balance	Average Interest Rate	Average Balance	Average Interest Rate	Average Balance	Average Interest Rate
Non-interest bearing demand deposits	$ 372,601	*	$ 382,686	*	$ 515,767	*
Interest-bearing demand deposits	1,913,841	3.55%	2,297,253	4.03%	1,327,711	1.42%
Money Market and Savings deposits	25,583,203	3.18%	24,967,641	2.53%	23,825,717	0.53%
Time deposits	114,681	5.23%	2,535	2.95%	16,976	2.69%
Other	82,316	7.16%	20,447	8.77%	239,474	1.77%

* Not applicable

Results of Operations – Institutional Group

The following table presents consolidated financial information for the Institutional Group segment for the periods indicated *(in thousands, except percentages)*:

	For the Year Ended December 31,			Percentage Change		As a Percentage of Net Revenues for the Year Ended December 31,		
	2024	2023	2022	2024 vs. 2023	2023 vs. 2022	2024	2023	2022
Revenues:								
Commissions	$ 247,307	$ 228,648	$ 236,951	8.2%	(3.5)%	15.5%	18.6%	15.4%
Principal transactions	360,929	281,158	333,759	28.4	(15.8)	22.7	22.9	21.7
Transactional revenues	608,236	509,806	570,710	19.3	(10.7)	38.2	41.5	37.1
Capital raising	395,924	248,987	237,347	59.0	4.9	24.9	20.3	15.5
Advisory	577,432	465,588	714,623	24.0	(34.8)	36.3	38.0	46.5
Investment banking	973,356	714,575	951,970	36.2	(24.9)	61.2	58.3	62.0
Interest	34,782	24,025	25,430	44.8	(5.5)	2.2	2.0	1.7
Other income[1]	31,659	12,680	7,075	149.7	79.2	1.9	1.0	0.4
Total revenues	1,648,033	1,261,086	1,555,185	30.7	(18.9)	103.5	102.8	101.2
Interest expense	55,200	34,769	19,168	58.8	81.4	3.5	2.8	1.2
Net revenues	1,592,833	1,226,317	1,536,017	29.9	(20.2)	100.0	100.0	100.0
Non-interest expenses:								
Compensation and benefits	959,602	841,671	929,606	14.0	(9.5)	60.2	68.6	60.5
Occupancy and equipment rental	88,819	85,644	77,111	3.7	11.1	5.6	7.0	5.0
Communication and office supplies	105,586	100,831	95,103	4.7	6.0	6.6	8.2	6.2
Commissions and floor brokerage	35,665	32,886	31,769	8.5	3.5	2.2	2.7	2.1
Other operating expenses	179,761	163,185	148,296	10.2	10.0	11.4	13.3	9.7
Total non-interest expenses	1,369,433	1,224,217	1,281,885	11.9	(4.5)	86.0	99.8	83.5
Income before income taxes	$ 223,400	$ 2,100	$ 254,132	nm	(99.2)%	14.0%	0.2%	16.5%

[1] Includes asset management and revenues.

Year Ended December 31, 2024, Compared With Year Ended December 31, 2023

NET REVENUES

For the year ended December 31, 2024, Institutional Group net revenues increased 29.9% to $1.6 billion from $1.2 billion in 2023. The increase in net revenues is primarily attributable to higher capital-raising, advisory, and transactional revenues.

Commissions – For the year ended December 31, 2024, commission revenues increased 8.2% to $247.3 million from $228.6 million in 2023.

Principal transactions – For the year ended December 31, 2024, principal transactions revenues increased 28.4% to $360.9 million from $281.2 million in 2023.

Transactional revenues – For the year ended December 31, 2024, transactional revenues increased 19.3% to $608.2 million from $509.8 million in 2023.

For the year ended December 31, 2024, fixed income transactional revenues increased 27.4% to $393.0 million from $308.4 million in 2023. The increase in fixed income transactional revenues is primarily attributable to increased activity as a result of market volatility and higher trading gains.

For the year ended December 31, 2024, equity transactional revenues increased 6.9% to $215.2 million from $201.4 million in 2023. The increase in equity transactional revenues is primarily attributable to higher volumes.

Investment banking – For the year ended December 31, 2024, investment banking revenues increased 36.2% to $973.4 million from $714.6 million in 2023.

For the year ended December 31, 2024, capital-raising revenues increased 59.0% to $395.9 million from $249.0 million in 2023.

For the year ended December 31, 2024, equity capital-raising revenues increased 74.2% to $186.9 million from $107.3 million in 2023 driven by higher volumes.

For the year ended December 31, 2024, fixed income capital-raising revenues increased 47.6% to $209.0 million from $141.6 million in 2023. The increase is primarily attributable to an increase in our corporate debt issuance business.

For the year ended December 31, 2024, advisory revenues increased 24.0% to $577.4 million from $465.6 million in 2023. The increase is primarily attributable to higher levels of completed advisory transactions.

Interest income – For the year ended December 31, 2024, interest income increased 44.8% to $34.8 million from $24.0 million in 2023.

Other income – For the year ended December 31, 2024, other income increased 149.7% to $31.7 million from $12.7 million in 2023. The increase is primarily attributable to an increase in investment gains.

Interest expense – For the year ended December 31, 2024, interest expense increased 58.8% to $55.2 million from $34.8 million in 2023. The increase is primarily attributable to higher interest rates and an increase in inventory levels.

NON-INTEREST EXPENSES

For the year ended December 31, 2024, Institutional Group non-interest expenses increased 11.9% to $1.4 billion from $1.2 billion in 2023.

Compensation and benefits – For the year ended December 31, 2024, compensation and benefits expense increased 14.0% to $959.6 million from $841.7 million in 2023. The increase is driven by higher compensable revenues.

Compensation and benefits expense as a percentage of net revenues was 60.2% for the year ended December 31, 2024, compared to 68.6% in 2023. The decrease is primarily attributable to revenue growth.

Occupancy and equipment rental – For the year ended December 31, 2024, occupancy and equipment rental expense increased 3.7% to $88.8 million from $85.6 million in 2023. The increase is attributable to higher furniture and equipment, repair and maintenance, and occupancy costs associated with continued investments in our business.

Communications and office supplies – For the year ended December 31, 2024, communications and office supplies expense increased 4.7% to $105.6 million from $100.8 million in 2023. The increase is primarily attributable to higher communication and quote expenses.

Commissions and floor brokerage – For the year ended December 31, 2024, commissions and floor brokerage increased 8.5% to $35.7 million from $32.9 million in 2023. The increase was primarily attributable to higher clearing expenses and ECN trading costs, partially offset by lower processing expenses.

Other operating expenses – For the year ended December 31, 2024, other operating expenses increased 10.2% to $179.8 million from $163.2 million in 2023. The increase is primarily attributable to higher investment banking transaction expenses, professional fees, and conference-related expenses, partially offset by lower litigation-related expenses, travel-related expenses, and taxes and licenses expense.

INCOME BEFORE INCOME TAXES

For the year ended December 31, 2024, income before income taxes for the Institutional Group segment increased to $223.4 million from $2.1 million in 2023. Profit margins (income before income taxes as a percentage of net revenues) have increased to 14.0% for the year ended December 31, 2024, from 0.2% in 2023 as a result of higher revenues.

Year Ended December 31, 2023, Compared With Year Ended December 31, 2022

NET REVENUES

For the year ended December 31, 2023, Institutional Group net revenues decreased 20.2% to $1.2 billion from $1.5 billion in 2022. The decrease in net revenues is primarily attributable to lower advisory revenues and fixed income transactional revenues, partially offset by an increase in capital-raising revenues and equity transactional revenues.

Commissions – For the year ended December 31, 2023, commission revenues decreased 3.5% to $228.6 million from $237.0 million in 2022.

Principal transactions – For the year ended December 31, 2023, principal transactions revenues decreased 15.8% to $281.2 million from $333.8 million in 2022.

Transactional revenues – For the year ended December 31, 2023, transactional revenues decreased 10.7% to $509.8 million from $570.7 million in 2022.

For the year ended December 31, 2023, fixed income transactional revenues decreased 16.7% to $308.4 million from $370.2 million in 2022. The decrease in fixed income transactional revenues is primarily attributable to decreased activity as a result of lower market volatility, compared with elevated levels in 2022, partially offset by higher trading gains.

For the year ended December 31, 2023, equity transactional revenues increased 0.4% to $201.4 million from $200.5 million in 2022. The increase in equity transactional revenues is primarily attributable to higher trading gains.

Investment banking – For the year ended December 31, 2023, investment banking revenues decreased 24.9% to $714.6 million from $952.0 million in 2022.

For the year ended December 31, 2023, capital-raising revenues increased 4.9% to $249.0 million from $237.3 million in 2022.

For the year ended December 31, 2023, equity capital-raising revenues increased 3.8% to $107.3 million from $103.4 million in 2022 driven by higher volumes.

For the year ended December 31, 2023, fixed income capital-raising revenues increased 5.8% to $141.6 million from $133.9 million in 2022. The increase is primarily attributable to an increase in our corporate debt issuance business.

For the year ended December 31, 2023, advisory revenues decreased 34.8% to $465.6 million from $714.6 million in 2022. The decrease is primarily attributable to lower levels of completed advisory transactions.

Interest income – For the year ended December 31, 2023, interest income decreased 5.5% to $24.0 million from $25.4 million in 2022.

Other income – For the year ended December 31, 2023, other income increased 79.2% to $12.7 million from $7.1 million in 2022. The increase is primarily attributable to an increase in investment gains.

Interest expense – For the year ended December 31, 2023, interest expense increased 81.4% to $34.8 million from $19.2 million in 2022. The increase is primarily attributable to higher interest rates and an increase in inventory levels.

NON-INTEREST EXPENSES

For the year ended December 31, 2023, Institutional Group non-interest expenses decreased 4.5% to $1.2 billion from $1.3 billion in 2022.

Compensation and benefits – For the year ended December 31, 2023, compensation and benefits expense decreased 9.5% to $841.7 million from $929.6 million in 2022. The decrease is driven by lower compensable revenues.

Compensation and benefits expense as a percentage of net revenues was 68.6% for the year ended December 31, 2023, compared to 60.5% in 2022. The increase is primarily attributable to lower compensable revenues.

Occupancy and equipment rental – For the year ended December 31, 2023, occupancy and equipment rental expense increased 11.1% to $85.6 million from $77.1 million in 2022. The increase is attributable to higher occupancy, furniture and equipment, and data processing costs associated with continued investments in our business.

Communications and office supplies – For the year ended December 31, 2023, communications and office supplies expense increased 6.0% to $100.8 million from $95.1 million in 2022. The increase is primarily attributable to higher communication and quote expenses, partially offset by lower telecommunication expenses.

Commissions and floor brokerage – For the year ended December 31, 2023, commissions and floor brokerage expense increased 3.5% to $32.9 million from $31.8 million in 2022. The increase was primarily attributable to higher ECN trading costs and processing expenses, partially offset by lower clearing expenses.

Other operating expenses – For the year ended December 31, 2023, other operating expenses increased 10.0% to $163.2 million from $148.3 million in 2022. The increase is primarily attributable to higher travel and entertainment expenses, settlement-related expenses, conference-related expenses, professional fees, and subscriptions, partially offset by lower litigation-related expenses and investment banking transaction expenses.

INCOME BEFORE INCOME TAXES

For the year ended December 31, 2023, income before income taxes for the Institutional Group segment decreased 99.2% to $2.1 million from $254.1 million in 2022. Profit margins (income before income taxes as a percentage of net revenues) decreased to 0.2% for the year ended December 31, 2023, from 16.5% in 2022 as a result of lower revenues and higher non-compensation operating expenses.

Results of Operations – Other Segment

The Other segment includes costs associated with investments made in the Company's infrastructure and control environment and expenses related to the Company's acquisition strategy. The following table presents financial information for our Other segment for the periods presented broken out between infrastructure growth-related expenses and acquisition-related expenses *(in thousands, except percentages)*:

	For the Year Ended December 31,			Percentage Change	
	2024	2023	2022	2024 vs. 2023	2023 vs. 2022
Net revenues	$ 93,527	$ 72,665	$ 29,556	28.7 %	145.9 %
Non-interest expenses:					
Compensation and benefits:					
Core business-related	318,647	265,550	248,936	20.0	6.7
Acquisition-related	32,832	32,150	39,114	2.1	(17.8)
Total compensation and benefits	351,479	297,700	288,050	18.1	3.4
Other operating expenses:					
Core business-related	206,972	255,137	150,160	(18.9)	69.9
Acquisition-related	37,974	31,058	27,933	22.3	11.2
Total other operating expenses	244,946	286,195	178,093	(14.4)	60.7
Total non-interest expenses	596,425	583,895	466,143	2.1	25.3
Loss before income taxes	$(502,898)	$(511,230)	$(436,587)	(1.6)%	17.1 %

For the year ended December 31, 2024, non-interest expenses increased 2.1% to $596.4 million from $583.9 million in 2023. The increase is primarily attributable to an increase in variable compensation and the recording of severance costs during 2024 associated with workforce reductions in certain subsidiaries, partially offset by lower provisions for legal and regulatory matters. During the year ended December 31, 2023, we recorded $67.0 million related to provisions for legal and regulatory matters.

The expenses relating to the Company's acquisition strategy are primarily attributable to integration-related activities, signing bonuses, amortization of restricted stock awards, debentures, and promissory notes issued as retention, additional earn-out expense, and amortization of intangible assets acquired. These costs were directly related to acquisitions of certain businesses and are not representative of the costs of running the Company's ongoing business.

For the year ended December 31, 2024, non-interest expenses related to our acquisition strategy, included in the numbers presented in the table above, increased 12.0% to $70.8 million from $63.2 million in 2023.

Analysis of Financial Condition

Our company's consolidated statements of financial condition consist primarily of cash and cash equivalents, receivables, financial instruments owned, bank loans, investments, goodwill, loans and advances to financial advisors, bank deposits, and payables. Total assets of $39.9 billion at December 31, 2024, were up 5.7% over December 31, 2023. Our broker-dealer subsidiary's gross assets and liabilities, including financial instruments owned, stock loan/borrow, receivables and payables from/to brokers, dealers, and clearing organizations and clients, fluctuate with our business levels and overall market conditions.

As of December 31, 2024, our liabilities were comprised primarily of deposits of $29.1 billion at Stifel Bancorp, accounts payable and accrued expenses of $0.7 billion, senior notes, net of debt issuance costs, of $0.6 billion, payables to customers of $468.8 million at our broker-dealer subsidiaries, and accrued employee compensation of $790.2 million. To meet our obligations to clients and operating needs, we had $12.9 billion of cash or assets readily convertible into cash at December 31, 2024.

Cash Flow

Cash and cash equivalents decreased $0.7 billion to $2.6 billion at December 31, 2024, from $3.4 billion at December 31, 2023. Operating activities provided cash of $490.4 million primarily due to net income recognized in 2024 adjusted for non-cash activities. Investing activities used cash of $2.3 billion due to investment securities purchases, the growth of our loan portfolio, fixed asset purchases, and cash used to fund acquisitions, partially offset by proceeds from the sale and maturity of securities in our investment portfolio. Financing activities provided cash of $980.1 million primarily due to the increase in bank deposits, securities sold under agreements to repurchase, and securities loans, partially offset by the repayment of the Company's 4.25% Senior Notes, which matured in the third quarter of 2024, dividends paid on our common and preferred stock, repurchases of our common stock, and tax payments related to shares withheld for stock-based compensation.

Liquidity and Capital Resources

Liquidity and capital are essential to our business. The primary goal of our liquidity management activities is to ensure adequate funding and liquidity to conduct our business over a range of economic and market environments, including times of broader industry or market liquidity stress events, such as those which occurred in the banking industry during fiscal 2024. In times of market stress or uncertainty, we generally maintain higher levels of capital and liquidity, including increased cash levels at our bank subsidiaries, to ensure we have adequate funding to support our business and meet our clients' needs. We seek to manage capital levels to support execution of our business strategy, provide financial strength to our subsidiaries, and maintain sustained access to the capital markets, while at the same time meeting our regulatory capital requirements, and conservative internal management targets.

Liquidity and capital resources are provided primarily through our business operations and financing activities. Financing activities could include bank borrowings, collateralized financing arrangements, new or enhanced deposit product offerings, or additional capital-raising activities under our "universal" shelf registration statement. We believe our existing assets, most of which are liquid in nature, together with funds generated from operations and available from committed and uncommitted financing facilities, provide adequate funds for continuing operations at current levels of activity in the short term. We also believe that we will be able to continue to meet our long-term cash requirements due to our strong financial position and ability to access capital from financial markets.

The Company's senior management establishes the liquidity and capital policies of our company. The Company's senior management reviews business performance relative to these policies, monitors the availability of alternative sources of financing, and oversees the liquidity and interest rate sensitivity of our company's asset and liability position.

Our assets, consisting mainly of cash or assets readily convertible into cash, are our principal source of liquidity. The liquid nature of these assets provides for flexibility in managing and financing the projected operating needs of the business. These assets are financed primarily by our equity capital, corporate debt, debentures to trusts, client credit balances, short-term bank loans, proceeds from securities lending, repurchase agreements, and other payables. We currently finance our client accounts and firm trading positions through ordinary course borrowings at floating interest rates from various banks on a demand basis, securities lending, and repurchase agreements, with company-owned and client securities pledged as collateral. Changes in securities market volumes, related client borrowing demands, underwriting activity, and levels of securities inventory affect the amount of our financing requirements.

Our bank assets consist principally of available-for-sale and held-to-maturity securities, retained loans, and cash and cash equivalents. Stifel Bancorp's current liquidity needs are generally met through deposits from brokerage clients and equity capital. We monitor the liquidity of our bank subsidiaries daily to ensure their ability to meet customer deposit withdrawals, maintain reserve requirements, and support asset growth.

As of December 31, 2024, we had $39.9 billion in assets, $12.9 billion of which consisted of cash or assets readily convertible into cash as follows *(in thousands)*:

	December 31,	
	2024	2023
Cash and cash equivalents	$ 2,648,308	$ 3,361,801
Receivables from brokers, dealers, and clearing organizations	486,465	414,144
Securities purchased under agreements to resell	528,976	349,849
Financial instruments owned at fair value	1,109,507	834,279
Available-for-sale securities at fair value	1,584,598	1,551,686
Held-to-maturity securities at amortized cost	6,524,954	5,888,798
Investments	30,785	23,189
Total cash and assets readily convertible to cash	$12,913,593	$ 12,423,746

As of December 31, 2024 and 2023, the amount of collateral by asset class is as follows *(in thousands)*:

	December 31, 2024		December 31, 2023	
	Contractual	Contingent	Contractual	Contingent
Cash and cash equivalents	$142,901	$ —	$185,195	$ —
Financial instruments owned at fair value	657,984	657,984	417,644	417,644
Investment portfolio (AFS & HTM)	—	3,019,850	—	2,076,717
	$800,885	$3,677,834	$602,839	$2,494,361

Liquidity Available From Subsidiaries

Liquidity is principally available to our company from Stifel and Stifel Bancorp.

Stifel is required to maintain net capital equal to the greater of $1 million or two percent of aggregate debit items arising from client transactions. Covenants in the Company's committed financing facilities require the excess net capital of Stifel, our principal broker-dealer subsidiary, to be above a defined amount. At December 31, 2024, Stifel's excess net capital exceeded the minimum requirement, as defined. There are also limitations on the amount of dividends that may be declared by a broker-dealer without FINRA approval. See Note 19 of the Notes to Consolidated Financial Statements for more information on the capital restrictions placed on our broker-dealer subsidiaries.

Stifel Bancorp may pay dividends to the parent company without prior approval by its regulator as long as the dividend does not exceed the sum of Stifel Bancorp's current calendar year and the previous two calendar years' retained net income and Stifel Bancorp maintains its targeted capital to risk-weighted assets ratios.

Although we have liquidity available to us from our other subsidiaries, the available amounts are not as significant as the amounts described above and, in certain instances, may be subject to regulatory requirements.

Capital Management

We have an ongoing authorization from the Board of Directors to repurchase our common stock in the open market or in negotiated transactions. At December 31, 2024, the maximum number of shares that may yet be purchased under this plan was 10.1 million. We utilize the share repurchase program to manage our equity capital relative to the growth of our business and help to meet obligations under our employee benefit plans.

Liquidity Risk Management

Our businesses are diverse, and our liquidity needs are determined by many factors, including market movements, collateral requirements, and client commitments, all of which can change dramatically in a difficult funding environment. During a liquidity crisis, credit-sensitive funding, including unsecured debt and some types of secured financing agreements, may be unavailable, and the terms (e.g., interest rates, collateral provisions, and tenor) or availability of other types of secured financing may change. We manage liquidity risk by diversifying our funding sources across products and among individual counterparties within those products.

As a holding company, whereby all of our operations are conducted through our subsidiaries, our cash flow and our ability to service our debt, including the notes, depend upon the earnings of our subsidiaries. Our subsidiaries are separate and distinct legal entities. Our subsidiaries have no obligation to pay any amounts due on the notes or to provide us with funds to pay our obligations, whether by dividends, distributions, loans, or other payments.

Our liquidity requirements may change in the event we need to raise more funds than anticipated to increase inventory positions, support more rapid expansion, develop new or enhanced services and products, acquire technologies, respond to acquisition opportunities, expand our recruiting efforts, or respond to other unanticipated liquidity requirements. We primarily rely on financing activities and distributions from our subsidiaries for funds to implement our business and growth strategies and repurchase our shares. Net capital rules, restrictions under our borrowing arrangements of our subsidiaries, as well as the earnings, financial condition, and cash requirements of our subsidiaries, may each limit distributions to us from our subsidiaries.

The availability of outside financing, including access to the capital markets and bank lending, depends on a variety of factors, such as market conditions, the general availability of credit, the volume of trading activities, the overall availability of credit to the financial services sector, and our credit rating. Our cost and availability of funding may be adversely affected by illiquid credit markets and wider credit spreads. As a result of any future concerns about the stability of the markets generally and the strength of counterparties specifically, lenders may from time to time curtail, or even cease to provide, funding to borrowers.

Our liquidity management policies are designed to mitigate the potential risk that we may be unable to access adequate financing to service our financial obligations without material business impact. The principal elements of our liquidity management framework are: (a) daily monitoring of our liquidity needs at the holding company and significant subsidiary level, (b) stress testing the liquidity positions of Stifel and our bank subsidiaries, and (c) diversification of our funding sources.

Monitoring of liquidity – Senior management establishes our liquidity and capital policies. These policies include senior management's review of short- and long-term cash flow forecasts, review of monthly capital expenditures, the monitoring of the availability of alternative sources of financing, and the daily monitoring of liquidity in our significant subsidiaries. Our decisions on the allocation of capital to our business units consider, among other factors, projected profitability and cash flow, risk, and impact on future liquidity needs. Our treasury department assists in evaluating, monitoring, and controlling the impact that our business activities have on our financial condition, liquidity, and capital structure, as well as maintains our relationships with various lenders. The objectives of these policies are to support the successful execution of our business strategies while ensuring ongoing and sufficient liquidity.

Liquidity stress testing (Firmwide) – A liquidity stress test model is maintained by the Company that measures liquidity outflows across multiple scenarios at the major operating subsidiaries and details the corresponding impact to our holding company and the overall consolidated firm. Liquidity stress tests are utilized to ensure that current exposures are consistent with the Company's established liquidity risk tolerance and, more specifically, to identify and quantify sources of potential liquidity strain. Further, the stress tests are utilized to analyze possible impacts on the Company's cash flows and liquidity position. The outflows are modeled over a 30-day liquidity stress timeframe and include the impact of idiosyncratic and macro-economic stress events.

The assumptions utilized in the Company's liquidity stress tests include, but are not limited to, the following:

- No government support
- No access to equity and unsecured debt markets within the stress horizon
- Higher haircuts and significantly lower availability of secured funding
- Additional collateral that would be required by trading counter-parties, certain exchanges, and clearing organizations related to credit rating downgrades
- Client cash withdrawals and inability to accept new deposits
- Increased demand from customers on the funding of loans and lines of credit

At December 31, 2024, the Company maintained sufficient liquidity to meet current and contingent funding obligations as modeled in its liquidity stress test model.

Liquidity stress testing (Stifel Bancorp) – Our bank subsidiaries perform three primary stress tests on their liquidity position. These stress tests are based on the following company-specific stresses: (1) the amount of deposit run-off that they could withstand over a one-month period of time based on their on-balance sheet liquidity and available credit, (2) the ability to fund operations if all available credit were to be drawn immediately, with no additional available credit, and (3) the ability to fund operations under a regulatory prompt corrective action. The goal of these stress tests is to determine their ability to fund continuing operations under significant pressures on both assets and liabilities.

Under all stress tests, our bank subsidiaries consider cash and highly liquid investments as available to meet liquidity needs. In their analysis, our bank subsidiaries consider agency mortgage-backed securities, corporate bonds, and commercial mortgage-backed securities as highly liquid. In addition to being able to be readily financed at modest haircut levels, our bank subsidiaries estimate that each of the individual securities within each of the asset classes described above could be sold into the market and converted into cash within three business days under normal market conditions, assuming that the entire portfolio of a given asset class was not simultaneously liquidated. At December 31, 2024, available cash and highly liquid investments comprised approximately 17% of Stifel Bancorp's assets, which was well in excess of its internal target.

In addition to these stress tests, management performs a daily liquidity review. The daily analysis provides management with all major fluctuations in liquidity. The analysis also tracks the proportion of deposits that Stifel Bancorp is sweeping from its affiliated broker-dealer, Stifel. On a monthly basis, liquidity key performance indicators and compliance with liquidity policy limits are reported to the Board of Directors. Our banking subsidiaries have not violated any internal liquidity policy limits.

Funding Sources

The Company pursues a strategy of diversification of secured and unsecured funding sources (by product and by investor) and attempts to ensure that the tenor of the Company's liabilities equals or exceeds the expected holding period of the assets being financed. The Company funds its balance sheet through diverse sources. These sources may include the Company's equity capital, long-term debt, repurchase agreements, securities lending, deposits, committed and uncommitted credit facilities, Federal Home Loan Bank advances, and federal funds agreements.

On September 14, 2023, we filed a "universal" shelf registration statement with the SEC pursuant to which we can issue debt, equity, and other capital instruments if and when necessary or perceived by us to be opportune. Subject to certain conditions, this registration statement will be effective through September 14, 2026.

Cash and Cash Equivalents – We held $2.6 billion of cash and cash equivalents at December 31, 2024, compared to $3.4 billion at December 31, 2023. Cash and cash equivalents provide immediate sources of funds to meet our liquidity needs.

Available-for-Sale Securities – We held $1.58 billion in available-for-sale investment securities at December 31, 2024, compared to $1.55 billion at December 31, 2023. As of December 31, 2024, the weighted-average life of the investment securities portfolio was approximately 1.3 years. These investment securities provide increased liquidity and flexibility to support our company's funding requirements.

We monitor the available-for-sale investment portfolio for other-than-temporary impairment based on a number of criteria, including the size of the unrealized loss position, the duration for which the security has been in a loss position, credit rating, the nature of the investments, and current market conditions. For debt securities, we also consider any intent to sell the security and the likelihood we will be required to sell the security before its anticipated recovery. We continually monitor the ratings of our security holdings and conduct regular reviews of our credit-sensitive assets.

Deposits – Deposits have become our largest funding source. Deposits provide a stable, low-cost source of funds that we utilize to fund asset growth and to diversify funding sources. We have continued to expand our deposit-gathering efforts through our existing private client network and through expansion. These channels offer a broad set of deposit products that include demand deposits, money market deposits, and certificates of deposit ("CDs"). Our core deposits are primarily comprised of money market deposit accounts, non-interest-bearing deposits, and CDs.

Deposits are primarily sourced by our multi-bank sweep program in which clients' cash deposits in their brokerage accounts are swept into FDIC-insured interest-bearing accounts at our bank subsidiaries and various third-party banks. In addition to our historical sweep program, we offer the Stifel Smart Rate Program ("Smart Rate"), a high yield savings account that keeps our brokerage clients' cash balances at Stifel affiliated banks through their securities accounts. Brokerage client deposits totaled $27.1 billion and $24.1 billion at December 31, 2024 and 2023, respectively, which includes $17.1 billion and $14.5 billion, respectively, of client cash in our Smart Rate program. The increase in money market deposits in 2024 was primarily driven by elevated client interest in the Smart Rate program. Please refer to the Distribution of Assets, Liabilities, and Shareholders' Equity; Interest Rates and Interest Differential table included in "Results of Operations – Global Wealth Management" for additional information on Stifel Bancorp's average balances and interest income and expense.

Short-term borrowings – Our short-term financing is generally obtained through short-term bank line financing on an uncommitted, secured basis, securities lending arrangements, repurchase agreements, advances from the Federal Home Loan Bank, term loans, and committed bank line financing on an unsecured basis. We borrow from various banks on a demand basis with company-owned and customer securities pledged as collateral. The value of customer-owned securities used as collateral is not reflected in the consolidated statements of financial condition. We also have an unsecured, committed bank line available.

Our uncommitted secured lines of credit at December 31, 2024, totaled $880.0 million with four banks and are dependent on having appropriate collateral, as determined by the bank agreements, to secure an advance under the line. The availability of our uncommitted lines is subject to approval by the individual banks each time an advance is requested and may be denied. Our peak daily borrowing on our uncommitted secured lines was $70.0 million during the year ended December 31, 2024. There are no compensating balance requirements under these arrangements. Any borrowings on secured lines of credit are day-to-day and are generally utilized to finance certain fixed income securities. At December 31, 2024, we had no outstanding balances on our uncommitted secured lines of credit.

Federal Home Loan advances are floating-rate advances. The weighted average interest rates during the year ended December 31, 2024, on these advances was 2.15%. The advances are secured by Stifel Bancorp's residential mortgage loan portfolio and investment portfolio. The interest rates reset on a daily basis. Stifel Bancorp has the option to prepay these advances without penalty on the interest reset date. At December 31, 2024, there were no Federal Home Loan advances.

Unsecured borrowings – On September 27, 2023, the Company and Stifel (the "Borrowers") entered into an unsecured credit agreement with a syndicate of lenders led by Bank of America, N.A., as administrative agent (the "Credit Agreement"). Concurrently with, and conditional upon, the effectiveness of the Credit Agreement, all of the commitments under the Borrowers' existing $500.0 million unsecured revolving credit facility agreement were terminated.

The Credit Agreement has a maturity date of September 27, 2028, and provides for a committed unsecured borrowing facility for maximum aggregate borrowings of up to $750.0 million, depending on the amount of outstanding borrowings of the Borrowers from time to time during the duration of the Credit Agreement. The interest rates on borrowings under the Credit Agreement are variable and based on the Secured Overnight Financing Rate.

The Borrowers can draw upon this line as long as certain restrictive covenants are maintained. Under the Credit Agreement, the Borrowers are required to maintain compliance with a minimum consolidated tangible net worth covenant, as defined, and a maximum consolidated total capitalization ratio covenant, as defined. In addition, Stifel is required to maintain compliance with a minimum regulatory excess net capital percentage covenant, as defined, and our bank subsidiaries are required to maintain their status as well-capitalized, as defined.

Upon the occurrence and during the continuation of an event of default, the Company's obligations under the Credit Agreement may be accelerated and the lending commitments thereunder terminated. The Credit Agreement contains customary events of default, including, without limitation, payment defaults, breaches of representations and warranties, covenant defaults, cross-defaults to similar obligations, certain events of bankruptcy and insolvency, change of control, and judgment defaults. At December 31, 2024, we had no advances on the Credit Facility and were in compliance with all covenants and currently do not expect any covenant violations.

Federal Home Loan Bank Advances and other secured financing – Stifel Bancorp has borrowing capacity with the Federal Home Loan Bank of $5.7 billion at December 31, 2024, and $64.5 million in federal funds agreements for the purpose of purchasing short-term funds should additional liquidity be needed. At December 31, 2024, there were no outstanding Federal Home Loan Bank advances. Stifel Bancorp is eligible to participate in the Federal Reserve's discount window program; however, Stifel Bancorp does not view borrowings from the Federal Reserve as a primary means of funding. The credit available in this program is subject to periodic review, may be terminated or reduced at the discretion of the Federal Reserve, and is secured by securities. Stifel Bancorp has borrowing capacity of $4.7 billion with the Federal Reserve's discount window at December 31, 2024. Stifel Bancorp receives overnight funds from excess cash held in Stifel brokerage accounts, which are deposited into a money market account. These balances totaled $27.1 billion at December 31, 2024. At December 31, 2024, there was $29.0 billion in client money market and FDIC-insured product balances.

Public Offering of Senior Notes – On July 15, 2014, we sold in a registered underwritten public offering, $300.0 million in aggregate principal amount of 4.25% senior notes due July 2024 (the "2014 Notes"). In July 2016, we issued an additional $200.0 million in aggregate principal amount of 4.25% senior notes due 2024. In July 2014, we received a BBB- rating on the 2014 Notes. The 2014 Notes matured in July 2024.

On October 4, 2017, we completed the pricing of a registered underwritten public offering of $200.0 million in aggregate principal amount of 5.20% senior notes due October 2047. Interest on the senior notes is payable quarterly in arrears in January, April, July, and October. We may redeem some or all of the senior notes at any time at a redemption price equal to 100% of the principal amount of the notes being redeemed plus accrued interest thereon to the redemption date. On October 27, 2017, we completed the sale of an additional $25.0 million aggregate principal amount of Notes pursuant to the over-allotment option. In October 2017, we received a BBB- rating on the notes.

On May 20, 2020, we sold in a registered underwritten public offering, $400.0 million in aggregate principal amount of 4.00% senior notes due May 2030. Interest on these senior notes is payable semi-annually in arrears in May and November. We may redeem the notes in whole or in part, at our option, at a redemption price equal to the greater of a) 100% of their principal amount or b) discounted present value at Treasury rate plus 50 basis points prior to February 15, 2030, and on or after February 15, 2030, at 100% of their principal amount, and accrued and unpaid interest, if any, to the date of redemption. In May 2020, we received a BBB- rating on the notes.

Public Offering of Preferred Stock – In July 2016, the Company completed an underwritten registered public offering of $150.0 million 6.25% Non-Cumulative Perpetual Preferred Stock, Series A. On August 20, 2021, the Company redeemed all of the outstanding Series A Preferred Stock.

In February 2019, the Company completed an underwritten registered public offering of $150.0 million 6.25% Non-Cumulative Perpetual Preferred Stock, Series B. In March 2019, we completed a public offering of an additional $10.0 million of Series B Preferred, pursuant to the over-allotment option.

In May 2020, the Company completed an underwritten registered public offering of $225.0 million 6.125% Non-Cumulative Perpetual Preferred Stock, Series C, which included the sale of $25.0 million of Series C Preferred pursuant to an over-allotment option.

On July 22, 2021, the Company completed an underwritten registered public offering of $300.0 million of 4.50% Non-Cumulative Perpetual Preferred Stock, Series D. When, as, and if declared by the board of directors of the Company, dividends will be payable at an annual rate of 4.50%, payable quarterly, in arrears. The Company may redeem the Series D preferred stock at its option, subject to regulatory approval, on or after August 15, 2026.

Credit Rating

We believe our current rating depends upon a number of factors, including industry dynamics, operating and economic environment, operating results, operating margins, earnings trends and volatility, balance sheet composition, liquidity and liquidity management, our capital structure, our overall risk management, business diversification, and our market share and competitive position in the markets in which we operate. Deteriorations in any of these factors could impact our credit rating. A reduction in our credit rating could adversely affect our liquidity and competitive position, increase our incremental borrowing costs, limit our access to the capital markets, or trigger our obligations under certain financial agreements. As such, we may not be able to successfully obtain additional outside financing to fund our operations on favorable terms, or at all.

We believe our existing assets, a significant portion of which are liquid in nature, together with the funds from operations, available informal short-term credit arrangements, and our ability to raise additional capital will provide sufficient resources to meet our present and anticipated financing needs. During 2024, the Company's received a credit rating upgraded from S&P Global Ratings to BBB, from BBB-, with a stable outlook.

Use of Capital Resources

On July 18, 2024, the Company's 4.25% Senior Notes matured, resulting in the Company's decision to retire the $500.0 million outstanding balance given its significant liquidity position.

On August 1, 2024, the Company acquired Finance 500, Inc. ("Finance 500") and CB Resource, Inc. ("CBR"), which operate as strategic partners under common ownership. Finance 500 is a brokerage and investment services provider focused on underwriting FDIC-insured Certificates of Deposit and fixed income securities trading. CBR integrates ERM, strategic and capital plan solutions, and industry analytics through its fully integrated tech-enabled platform. Consideration for this acquisition consisted of cash from operations.

The Company's Board of Directors approved a 10% increase in the quarterly dividend to $0.46 per common share starting in the first quarter of 2025.

During the year ended December 31, 2024, we repurchased $144.0 million, or 1.7 million shares, at an average price of $83.42 per share.

As part of our ongoing operations, we also enter into contractual arrangements that may require future cash payments, including certificates of deposit, lease obligations, and other contractual arrangements. See Notes 13 and 20 of the Notes to the Consolidated Financial Statements for information regarding our certificates of deposit and lease obligations, respectively. We have entered into investment commitments, lending commitments, and other commitments to extend credit for which we are unable to reasonably predict the timing of future payments. See Note 24 of the Notes to Consolidated Financial Statements for additional information.

The following table summarizes the activity related to our company's note receivable from January 1, 2023 to December 31, 2024 *(in thousands)*:

	2024	2023
Beginning balance – January 1	$ 683,486	$ 654,112
Notes issued – organic growth	91,786	170,367
Restricted cash issued	67,251	4,695
Amortization	(154,182)	(145,227)
Other	(6,145)	(461)
Ending balance – December 31	$ 682,196	$ 683,486

We have paid $91.8 million in the form of upfront notes to financial advisors for transition pay during the year ended December 31, 2024. As we continue to take advantage of the opportunities created by market displacement and as competition for skilled professionals in the industry increases, we may decide to devote more significant resources to attracting and retaining qualified personnel.

We utilize transition pay, principally in the form of upfront demand notes, to aid financial advisors, who have elected to join our firm, to supplement their lost compensation while transitioning their customers' accounts to the Stifel platform. The initial value of the notes is determined primarily by the financial advisors' trailing production and assets under management. These notes are generally forgiven over a five- to ten-year period based on production. The future estimated amortization expense of the upfront notes, assuming current-year production levels and static growth for the years ended December 31, 2025, 2026, 2027, 2028, 2029, and thereafter, is $162.6 million, $126.4 million, $107.7 million, $94.3 million, $65.8 million, and $125.4 million, respectively. These estimates could change if we continue to grow our business through expansion or experience increased production levels.

We provide compensation to existing employees in the form of cash awards which are subject to ratable vesting terms with service requirements. We amortize these awards to compensation expense over the relevant service period of five years. We paid $67.3 million of restricted cash awards during the year ended December 31, 2023. At December 31, 2024, there was $57.7 million of cash awards, net, which is included in loans and advances to financial advisors and other employees, net in the consolidated statement of financial condition, which is expected to amortized over a weighted-average period of 4.2 years.

We maintain an incentive stock plan and a wealth accumulation plan that provides for the granting of stock options, stock appreciation rights, restricted stock, performance awards, stock units, and debentures (collectively, "deferred awards") to our associates. Historically, we have granted stock units to our associates as part of our retention program. A restricted stock unit or restricted stock award represents the right to receive a share of the Company's common stock at a designated time in the future without cash payment by the associate and is issued in lieu of cash incentive, principally for deferred compensation and employee retention plans. The restricted stock units generally vest over the next one to ten years after issuance and are distributed at predetermined future payable dates once vesting occurs. Restricted stock awards are restricted as to sale or disposition. These restrictions lapse over the next one to two years.

At December 31, 2024, the total number of restricted stock units, Performance-based Restricted Stock Units ("PRSUs"), and restricted stock awards outstanding was 13.0 million, of which 11.5 million were unvested. At December 31, 2024, there was approximately $669.6 million of unrecognized compensation cost for all deferred awards, which is expected to be recognized over a weighted-average period of 2.5 years.

The future estimated compensation expense of the deferred awards, assuming current year forfeiture levels and static growth for the years ended December 31, 2025, 2026, 2027, 2028, 2029, and thereafter, is $222.3 million, $182.7 million, $122.6 million, $73.4 million, $33.4 million, and $35.2 million, respectively. These estimates could change if our forfeitures change from historical levels.

Net Capital Requirements – We operate in a highly regulated environment and are subject to capital requirements, which may limit distributions to our company from our subsidiaries. Distributions from our broker-dealer subsidiaries are subject to net capital rules. These subsidiaries have historically operated in excess of minimum net capital requirements. However, if distributions were to be limited in the future due to the failure of our subsidiaries to comply with the net capital rules or a change in the net capital rules, it could have a material and adverse effect to our company by limiting our operations that require intensive use of capital, such as underwriting or trading activities, or limit our ability to implement our business and growth strategies, pay interest on and repay the principal of our debt, and/or repurchase our common stock. Our non-broker-dealer subsidiaries, Stifel Bank & Trust, Stifel Bank, Stifel Trust Company, N.A., and Stifel Trust Company Delaware, N.A., are also subject to various regulatory capital requirements administered by the federal banking agencies. Our broker-dealer subsidiaries and our bank subsidiaries have consistently operated in excess of their capital adequacy requirements. Our Canadian subsidiary, SNC, is subject to the regulatory supervision and requirements of CIRO.

At December 31, 2024, Stifel had net capital of $449.5 million, which was 37.4% of aggregate debit items and $425.5 million in excess of its minimum required net capital. At December 31, 2024, all of our broker-dealer subsidiaries' net capital exceeded the minimum net capital required under the SEC rule. At December 31, 2024, SNEL's capital and reserves were in excess of the financial resources requirement under the rules of the FCA. At December 31, 2024, our banking subsidiaries were considered well capitalized under the regulatory framework for prompt corrective action. At December 31, 2024, SNC's net capital and reserves were in excess of the financial resources requirement under the rules of the CIRO. See Note 19 of the Notes to Consolidated Financial Statements for details of our regulatory capital requirements.

Critical Accounting Policies and Estimates

In preparing our consolidated financial statements in accordance with U.S. generally accepted accounting principles and pursuant to the rules and regulations of the SEC, we make assumptions, judgments, and estimates that affect the reported amounts of assets, liabilities, revenues, and expenses, and related disclosures of contingent assets and liabilities. We base our assumptions, judgments, and estimates on historical experience and various other factors that we believe to be reasonable under the circumstances. Actual results could differ materially from these estimates under different assumptions or conditions. On a regular basis, we evaluate our assumptions, judgments, and estimates. We also discuss our critical accounting policies and estimates with the Audit Committee of the Board of Directors.

We believe that the assumptions, judgments, and estimates involved in the accounting policies described below have the greatest potential impact on our consolidated financial statements. These areas are key components of our results of operations and are based on complex rules that require us to make assumptions, judgments, and estimates, so we consider these to be our critical accounting policies. Historically, our assumptions, judgments, and estimates relative to our critical accounting policies and estimates have not differed materially from actual results.

For a full description of these and other accounting policies, see Note 2 of the Notes to Consolidated Financial Statements.

Valuation of Financial Instruments

We measure certain financial assets and liabilities at fair value on a recurring basis, including trading securities owned, available-for-sale securities, investments, trading securities sold, but not yet purchased, and derivatives.

Trading securities owned and pledged and trading securities sold, but not yet purchased, are carried at fair value on the consolidated statements of financial condition, with unrealized gains and losses reflected on the consolidated statements of operations.

The fair value of a financial instrument is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date, or an exit price. The degree of judgment used in measuring the fair value of financial instruments generally correlates to the level of pricing observability. Financial instruments with readily available active quoted prices or for which fair value can be measured from actively quoted prices in active markets generally have more pricing observability and less judgment used in measuring fair value. Conversely, financial instruments rarely traded or not quoted have less pricing observability and are measured at fair value using valuation models that require more judgment. Pricing observability is impacted by a number of factors, including the type of financial instrument, whether the financial instrument is new to the market and not yet established, the characteristics specific to the transaction, and overall market conditions generally.

When available, we use observable market prices, observable market parameters, or broker or dealer quotes (bid and ask prices) to derive the fair value of financial instruments. In the case of financial instruments transacted on recognized exchanges, the observable market prices represent quotations for completed transactions from the exchange on which the financial instrument is principally traded.

A substantial percentage of the fair value of our trading securities and other investments owned, trading securities pledged as collateral, and trading securities sold, but not yet purchased, are based on observable market prices, observable market parameters, or derived from broker or dealer prices. The availability of observable market prices and pricing parameters can vary from product to product. Where available, observable market prices and pricing or market parameters in a product may be used to derive a price without requiring significant judgment. In certain markets, observable market prices or market parameters are not available for all products, and fair value is determined using techniques appropriate for each particular product. These techniques involve some degree of judgment.

For investments in illiquid or privately held securities that do not have readily determinable fair values, the determination of fair value requires us to estimate the value of the securities using the best information available. Among the factors we consider in determining the fair value of investments are the cost of the investment, terms and liquidity, developments since the acquisition of the investment, the sales price of recently issued securities,

the financial condition and operating results of the issuer, earnings trends and consistency of operating cash flows, the long-term business potential of the issuer, the quoted market price of securities with similar quality and yield that are publicly traded, and other factors generally pertinent to the valuation of investments. In instances where a security is subject to transfer restrictions, the value of the security is based primarily on the quoted price of a similar security without restriction but may be reduced by an amount estimated to reflect such restrictions. The fair value of these investments is subject to a high degree of volatility and may be susceptible to significant fluctuation in the near term, and the differences could be material.

We have categorized our financial instruments measured at fair value into a three-level classification in accordance with Topic 820, *"Fair Value Measurement and Disclosures."* Fair value measurements of financial instruments that use quoted prices in active markets for identical assets or liabilities are generally categorized as Level 1, and fair value measurements of financial instruments that have no direct observable levels are generally categorized as Level 3. All other fair value measurements of financial instruments that do not fall within the Level 1 or Level 3 classification are considered Level 2. The lowest level input that is significant to the fair value measurement of a financial instrument is used to categorize the instrument and reflects the judgment of management.

Level 3 financial instruments have little to no pricing observability as of the report date. These financial instruments do not have active two-way markets and are measured using management's best estimate of fair value, where the inputs into the determination of fair value require significant management judgment or estimation. We have identified Level 3 financial instruments to include certain asset-backed securities, consisting of collateral loan obligation securities, that have experienced low volumes of executed transactions, certain corporate bonds and equity securities where there was less frequent or nominal market activity, investments in private equity funds, and auction rate securities for which the market has been dislocated and largely ceased to function. Our Level 3 asset-backed securities are valued using cash flow models that utilize unobservable inputs. Level 3 corporate bonds are valued using prices from comparable securities. Equity securities with unobservable inputs are valued using management's best estimate of fair value, where the inputs require significant management judgment. Auction rate securities are valued based upon our expectations of issuer redemptions and using internal models.

Contingencies

We are involved in various pending and potential legal proceedings related to our business, including litigation, arbitration, and regulatory proceedings. Some of these matters involve claims for substantial amounts, including claims for punitive damages. We have, after consultation with outside legal counsel and consideration of facts currently known by management, recorded estimated losses in accordance with Topic 450 ("Topic 450"), "Contingencies," to the extent that claims are probable of loss and the amount of the loss can be reasonably estimated. The determination of the amount to accrue requires us to use significant judgment, and our final liabilities may ultimately be materially different. This determination is inherently subjective, as it requires estimates that are subject to potentially significant revision as more information becomes available and due to subsequent events. In making these determinations, we consider many factors, including, but not limited to, the loss and damages sought by the plaintiff or claimant, the basis and validity of the claim, the likelihood of a successful defense against the claim, and the potential for, and magnitude of, damages or settlements from such pending and potential litigation and arbitration proceedings, and fines and penalties or orders from regulatory agencies. See "Item 3 – Legal Proceedings" of this Form 10-K for information on our legal, regulatory, and arbitration proceedings.

Allowance for Credit Losses

The measurement of the allowance for credit losses, which includes the allowance for loan losses and the reserve for unfunded lending commitments, is based on management's best estimate of lifetime expected credit losses inherent in our company's relevant financial assets.

The expected credit losses on our loan portfolio are referred to as the allowance for loan losses and are reported separately as a contra-asset to loans on the consolidated statement of financial condition. The expected credit losses for unfunded lending commitments, including standby letters of credit and binding unfunded loan commitments, are reported on the consolidated statement of financial condition in accounts payable and accrued expenses. The provision for loan losses related to the loan portfolio and the provision for unfunded lending commitments are reported in the consolidated statement of operations in provision for credit losses.

For loans, the expected credit loss is typically estimated using quantitative methods that consider a variety of factors, such as historical loss experience derived from proxy data, the current credit quality of the portfolio, as well as an economic outlook over the life of the loan. The life of the loan for closed-ended products is based on the contractual maturity of the loan adjusted for any expected prepayments. The contractual maturity includes any extension options that are at the sole discretion of the borrower. For open-ended products, the expected credit loss is determined based on the maximum repayment term associated with future draws from credit lines.

In our loss forecasting framework, we incorporate forward-looking information using macroeconomic scenarios applied over the forecasted life of the assets. These macroeconomic scenarios include variables that have historically been key drivers of increases and decreases in credit losses. These variables include, but are not limited to, unemployment rates, real estate prices, gross domestic product levels, corporate bond spreads, and long-term interest rate forecasts. To estimate losses for contractual periods that extend beyond the forecast horizon, we revert to an average historical loss experience. As any one economic outlook is inherently uncertain, we leverage multiple scenarios. The scenarios that are chosen each quarter and the amount of weighting given to each scenario depend on a variety of factors, including recent economic events, leading economic indicators, and industry trends. The reserve for unfunded lending commitments is estimated using the same scenarios, models, and economic data as the loan portfolio.

The allowance for loan losses includes adjustments for qualitative reserves based on our company's assessment that may not be adequately represented in the quantitative methods or the economic assumptions described above. For example, factors that we consider include changes in lending policies and procedures, business conditions, the nature and size of the portfolio, portfolio concentrations, the volume and severity of past due loans and nonaccrual loans, the effect of external factors such as competition, and legal and regulatory requirements, among others. Further, we consider the inherent uncertainty in quantitative models that are built on historical data. As a result of the uncertainty inherent in the quantitative models, other quantitative and qualitative factors are considered in adjusting allowance amounts, including, but not limited to, the following: model imprecision, imprecision in macroeconomic scenario forecasts, or changes in the economic environment affecting specific portfolio segments that deviate from the macroeconomic forecasts. The evaluation is inherently subjective, as it requires estimates that are susceptible to significant revision as more information becomes available. Depending on changes in circumstances, future assessments of credit risk may yield materially different results from the prior estimates, which may require an increase or a decrease in the allowance for loan losses.

As described above, the process to determine the allowance for credit losses requires numerous estimates and assumptions, some of which require a high degree of judgment and are often interrelated. Changes in the estimates and assumptions can result in significant changes in the allowance for credit losses. Our process for determining the allowance for credit losses is discussed in Note 1 of the Notes to Consolidated Financial Statements.

Income Taxes

The provision for income taxes and related tax reserves is based on our consideration of known liabilities and tax contingencies for multiple taxing authorities. Known liabilities are amounts that will appear on current tax returns, amounts that have been agreed to in revenue agent revisions as the result of examinations by the taxing authorities, and amounts that will follow from such examinations but affect years other than those being examined. Tax contingencies are liabilities that might arise from a successful challenge by the taxing authorities taking a contrary position or interpretation regarding the application of tax law to our tax return filings. Factors considered in estimating our liability are results of tax audits, historical experience, and consultation with tax attorneys and other experts.

Accounting Standards Codification ("ASC") Topic 740 ("Topic 740"), *"Income Taxes,"* clarifies the accounting for uncertainty in income taxes recognized in an entity's financial statements and prescribed recognition threshold and measurement attributes for financial statement disclosure of tax positions taken or expected to be taken on a tax return. The impact of an uncertain income tax position on the income tax return must be recognized at the largest amount that is more likely than not to be sustained upon audit by the relevant taxing authority. An uncertain income tax position will not be recognized if it has less than a 50% likelihood of being sustained. Additionally, Topic 740 provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition.

Goodwill and Intangible Assets

Under the provisions of ASC Topic 805, "Business Combinations," we record all assets and liabilities acquired in purchase acquisitions, including goodwill and other intangible assets, at fair value. Determining the fair value of assets and liabilities requires certain estimates.

Goodwill for certain acquisitions is deductible for tax purposes. The amortization of goodwill for tax purposes creates a cash tax savings due to a reduction in the current taxes payable. We have recorded cash tax savings for the year ending December 31, 2024, of $11.0 million and anticipate cumulative future cash savings of $82.4 million as of result of the tax amortization of goodwill.

In accordance with ASC Topic 350, *"Intangibles – Goodwill and Other,"* indefinite-life intangible assets and goodwill are not amortized. Rather, they are subject to impairment testing on an annual basis, or more often if events or circumstances indicate there may be impairment. This test involves assigning tangible assets and liabilities as well as identified intangible assets and goodwill to reporting units and comparing the fair value of each reporting unit to its carrying amount. If the fair value is less than the carrying amount, a further test is required to measure the amount of the impairment.

We test goodwill for impairment on an annual basis as of October 1 and on an interim basis when certain events or circumstances exist. Evaluating goodwill for impairment requires management to make significant judgments, including, in part, the use of unobservable inputs that are subject to uncertainty. Goodwill impairment tests are performed at the reporting unit level, which is generally at the level of or one level below our business segments. Goodwill no longer retains its association with a particular acquisition once it has been assigned to a reporting unit. As such, all the activities of a reporting unit, whether acquired or organically developed, are available to support the value of the goodwill.

For both the annual and interim tests, we have the option to either (i) perform a quantitative impairment test or (ii) first perform a qualitative assessment to determine whether it is more likely than not that the fair value of a reporting unit is less than its carrying amount, in which case the quantitative test would be performed.

When performing a quantitative impairment test, we compare the fair value of a reporting unit with its carrying amount, including goodwill. If the fair value of the reporting unit is less than its carrying amount, the goodwill impairment loss is equal to the excess of the carrying value over the fair value, limited by the carrying amount of goodwill allocated to that reporting unit.

The carrying value of each reporting unit is determined based on the capital allocated to the reporting unit. The estimated fair value of the reporting units is derived based on valuation techniques we believe market participants would use for each of the reporting units. The estimated fair value is generally determined by utilizing a discounted cash flow methodology. In certain instances, we may also utilize methodologies that incorporate price-to-book and price-to-earnings multiples of certain comparable companies.

The discounted cash flow methodology uses projected future cash flows based on the reporting units' earnings forecast. The discount rate used represents an estimate of the cost of capital for that reporting unit.

At each annual goodwill impairment testing date, each of our reporting units with goodwill had a fair value that was in excess of its carrying value.

Identifiable intangible assets, which are amortized over their estimated useful lives, are tested for potential impairment whenever events or changes in circumstances suggest that the carrying value of an asset or asset group may not be fully recoverable.

Recent Accounting Pronouncements

See Note 2 of the Notes to Consolidated Financial Statements for information regarding the effect of new accounting pronouncements on our consolidated financial statements.

Off-Balance Sheet Arrangements

Information concerning our off-balance sheet arrangements is included in Note 24 of the Notes to Consolidated Financial Statements. Such information is hereby incorporated by reference.

Dilution

As of December 31, 2024, there were 13,011,376 outstanding restricted stock units, PRSUs, and restricted stock awards. A restricted stock unit represents the right to receive a share of the Company's common stock at a designated time in the future without cash payment by the associate and is issued in lieu of cash incentive, principally for deferred compensation and employee retention plans. The restricted stock units vest on an annual basis over the next one to ten years and are distributable, if vested, at future specified dates. Restricted stock awards are restricted as to sale or disposition. These restrictions lapse over the next one to two years. Of the outstanding restricted stock units, PRSUs, and restricted stock awards, 1,478,845 shares are currently vested and 11,532,531 are unvested. Assuming vesting requirements are met, the Company anticipates that 2,818,608 shares under these awards will be distributed in 2025, 2,505,040 will vest in 2026, 2,185,804 will vest in 2027, and the balance of 4,023,079 will be distributed thereafter.

An associate will realize income as a result of an award of stock units at the time shares are distributed in an amount equal to the fair market value of the shares at that time, and we are entitled to a corresponding tax deduction in the year of vesting in some instances, or delivery in other instances. Unless an associate elects to satisfy the withholding in another manner, either by paying the amount in cash or by delivering shares of Stifel Financial Corp. common stock already owned by the individual for at least six months, we may satisfy tax withholding obligations on income associated with the grants by reducing the number of shares otherwise deliverable in connection with the awards. The reduction will be calculated based on a current market price of our common stock. Based on current tax law, we anticipate that the shares issued when the awards are paid to the associates will be reduced by approximately 35% to satisfy the maximum withholding obligations, so that approximately 65% of the total restricted stock units that are distributable in any particular year will be converted into issued and outstanding shares.

It has been our practice historically to satisfy almost all tax withholding obligations on income associated with the grants by reducing the number of shares otherwise deliverable in connection with the awards. We anticipate that practice will continue, as recently our Compensation Committee made a determination to satisfy tax withholding obligations through the cancellation of shares subject to an award. In addition, the plan pursuant to which we issue restricted stock units and restricted stock awards permits us to elect to settle certain awards entirely in cash, and we may elect to do so as those awards vest and become deliverable.

ITEM 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Risk Management

Risks are an inherent part of our business and activities. Management of these risks is critical to our soundness and profitability. Risk management at our company is a multi-faceted process that requires communication, judgment, and knowledge of financial products and markets. Our senior management group takes an active role in the risk management process and requires specific administrative and business functions to assist in the identification, assessment, monitoring, and control of various risks. The principal risks involved in our business activities are: market (interest rates and equity prices), credit, capital and liquidity, operational, and regulatory and legal.

We have adopted policies and procedures concerning Enterprise Risk Management. The Risk Management Committee of the Board of Directors, in exercising its oversight of management's activities, conducts periodic reviews and discussions with management regarding the guidelines and policies governing the processes by which risk assessment and risk management are handled.

Market Risk

The potential for changes in the value of financial instruments owned by our company resulting from changes in interest rates and equity prices is referred to as "market risk." Market risk is inherent to financial instruments, and accordingly, the scope of our market risk management procedures includes all market risk-sensitive financial instruments.

We trade tax-exempt and taxable debt obligations, including U.S. treasury bills, notes, and bonds; U.S. government agency and municipal notes and bonds; bank certificates of deposit; mortgage-backed securities; and corporate obligations. We are also an active market-maker in over-the-counter equity securities. In connection with these activities, we may maintain inventories in order to ensure availability and to facilitate customer transactions.

Changes in value of our financial instruments may result from fluctuations in interest rates, credit ratings, equity prices, and the correlation among these factors, along with the level of volatility.

We manage our trading businesses by product and have established trading departments that have responsibility for each product. The trading inventories are managed with a view toward facilitating client transactions, considering the risk and profitability of each inventory position. Position limits in trading inventory accounts are established by our Enterprise Risk Management department and monitored on a daily basis within the business units. We monitor inventory levels and results of the trading departments, as well as inventory aging, pricing, concentration, securities ratings, and risk sensitivities.

We are also exposed to market risk based on our other investing activities. These investments consist of investments in private equity partnerships, startup companies, venture capital investments, and zero coupon U.S. government securities and are included under the caption "Investments" on the consolidated statements of financial condition.

Interest Rate Risk

We are exposed to interest rate risk as a result of maintaining inventories of interest rate-sensitive financial instruments and from changes in the interest rates on our interest-earning assets (including client loans, stock borrow activities, investments, inventories, and resale agreements) and our funding sources (including client cash balances, Federal Home Loan Bank advances, stock lending activities, bank borrowings, and repurchase agreements), which finance these assets. The collateral underlying financial instruments at the broker-dealer is repriced daily, thus requiring collateral to be delivered as necessary. Interest rates on client balances and stock borrow and lending produce a positive spread to our company, with the rates generally fluctuating in parallel.

We manage our inventory exposure to interest rate risk by setting and monitoring limits and, where feasible, hedging with offsetting positions in securities with similar interest rate risk characteristics. While a significant portion of our securities inventories have contractual maturities in excess of five years, these inventories, on average, turn over several times per year.

Value-at-Risk ("VaR") is a statistical technique used to estimate the probability of portfolio losses based on the statistical analysis of historical price trends and volatility. It provides a common risk measure across financial instruments, markets, and asset classes. We estimate VaR using a model that assumes historical changes in market conditions are representative of future changes, and trading losses on any given day could exceed the reported VaR by significant amounts in unusually volatile markets. Further, the model involves a number of assumptions and inputs. While we believe that the assumptions and inputs we use in our risk model are reasonable, different assumptions and inputs could produce materially different VaR estimates. We monitor, on a daily basis, the VaR in our trading portfolios using a ten-day horizon and a five-year look-back period measured at a 99% confidence level.

The following table sets forth the high, low, and daily average VaR for our trading portfolios during the year ended December 31, 2024, and the daily VaR at December 31, 2024 and 2023 *(in thousands)*:

| | December 31, 2024 | | | VaR Calculation at December 31, | |
	High	Low	Daily Average	2024	2023
Daily VaR	$16,114	$ 5,259	$ 9,703	$8,563	$ 6,464

Stifel Bancorp's interest rate risk is principally associated with changes in market interest rates related to residential, consumer, and commercial lending activities, as well as FDIC-insured deposit accounts to customers of our broker-dealer subsidiaries and to the general public.

Our primary emphasis in interest rate risk management for Stifel Bancorp is the matching of assets and liabilities of similar cash flow and repricing time frames. This matching of assets and liabilities reduces exposure to interest rate movements and aids in stabilizing positive interest spreads. Stifel Bancorp has established limits for acceptable interest rate risk and acceptable portfolio value risk. To ensure that Stifel Bancorp is within the limits established for net interest income, an analysis of net interest income based on various shifts in interest rates is prepared each quarter and presented to Stifel Bancorp's Board of Directors. Stifel Bancorp utilizes a third-party model to analyze the available data.

The following table illustrates the estimated change in net interest income at December 31, 2024, based on shifts in interest rates of up to positive 200 basis points and negative 200 basis points:

Hypothetical Change in Interest Rates	Projected Change in Net Interest Margin
+200	3.4 %
+100	1.8
0	—
-100	(1.2)
-200	(3.6)

The following GAP Analysis table indicates Stifel Bancorp's interest rate sensitivity position at December 31, 2024 *(in thousands)*:

| | Repricing Opportunities | | | |
	0-6 Months	7-12 Months	1-5 Years	5+ Years
Interest-earning assets:				
Loans	$12,746,379	$ 545,456	$ 4,892,759	$ 3,109,357
Securities	6,625,933	330,650	544,459	904,481
Interest-bearing cash	1,431,315	—	—	—
	$20,803,627	$ 876,106	$ 5,437,218	$ 4,013,838
Interest-bearing liabilities:				
Transaction accounts and savings	$28,608,776	$ —	$ —	$ —
Certificates of deposit	196,630	6,951	—	—
Borrowings	—	—	—	—
	$28,805,406	$ 6,951	$ —	$ —
GAP	(8,001,779)	869,155	5,437,218	4,013,838
Cumulative GAP	$ (8,001,779)	$(7,132,624)	$(1,695,406)	$2,318,432

Equity Price Risk

We are exposed to equity price risk as a consequence of making markets in equity securities. We attempt to reduce the risk of loss inherent in our inventory of equity securities by monitoring those security positions constantly throughout each day.

Our equity securities inventories are repriced on a regular basis, and there are no unrecorded gains or losses. Our activities as a dealer are client-driven, with the objective of meeting clients' needs while earning a positive spread.

Credit Risk

We are engaged in various trading and brokerage activities, with the counterparties primarily being broker-dealers. In the event counterparties do not fulfill their obligations, we may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. We manage this risk by imposing and monitoring position limits for each counterparty, monitoring trading counterparties, conducting regular credit reviews of financial counterparties, reviewing security concentrations, holding and marking to market collateral on certain transactions, and conducting business through clearing organizations, which guarantee performance.

Our client activities involve the execution, settlement, and financing of various transactions on behalf of our clients. Client activities are transacted on either a cash or margin basis. Credit exposure associated with our private client business consists primarily of customer margin accounts, which are monitored daily and are collateralized. We monitor exposure to industry sectors and individual securities and perform analyses on a regular basis in connection with our margin lending activities. We adjust our margin requirements if we believe our risk exposure is not appropriate based on market conditions.

We have accepted collateral in connection with resale agreements, securities borrowed transactions, and customer margin loans. Under many agreements, we are permitted to sell or repledge these securities held as collateral and use these securities to enter into securities lending arrangements or to deliver to counterparties to cover short positions. At December 31, 2024, the fair value of securities accepted as collateral where we are permitted to sell or repledge the securities was $2.0 billion and the fair value of the collateral that had been sold or repledged was $580.2 million.

By using derivative instruments, we are exposed to credit and market risk on those derivative positions. Credit risk is equal to the fair value gain in a derivative, if the counterparty fails to perform. When the fair value of a derivative contract is positive, this generally indicates that the counterparty owes our company and, therefore, creates a repayment risk for our company. When the fair value of a derivative contract is negative, we owe the counterparty and, therefore, have no repayment risk. We minimize the credit (or repayment) risk in derivative instruments by entering into transactions with high-quality counterparties that are reviewed periodically by senior management.

Stifel Bancorp extends credit to individual and commercial borrowers through a variety of loan products, including residential and commercial mortgage loans, home equity loans, construction loans, and non-real-estate commercial and consumer loans. Bank loans are generally collateralized by real estate, real property, or other assets of the borrower. Stifel Bancorp's loan policy includes criteria to adequately underwrite, document, monitor, and manage credit risk. Underwriting requires reviewing and documenting the fundamental characteristics of credit, including character, capacity to service the debt, capital, conditions, and collateral. Benchmark capital and coverage ratios are utilized, which include liquidity, debt service coverage, credit, working capital, and capital to asset ratios. Lending limits are established to include individual, collective, committee, and board authority. Monitoring credit risk is accomplished through defined loan review procedures, including frequency and scope.

We are subject to concentration risk if we hold large positions, extend large loans to, or have large commitments with a single counterparty, borrower, or group of similar counterparties or borrowers (i.e., in the same industry). Securities purchased under agreements to resell consist of securities issued by the U.S. government or its agencies. Receivables from and payables to clients and stock borrow and lending activities, both with a large number of clients and counterparties, and any potential concentration are carefully monitored. Stock borrow and lending activities are executed under master netting agreements, which gives our company right of offset in the event of counterparty default. Inventory and investment positions taken and commitments made, including underwritings, may involve exposure to individual issuers and businesses. We seek to limit this risk through careful review of counterparties and borrowers and the use of limits established by our senior management group, taking into consideration factors including the financial strength of the counterparty, the size of the position or commitment, the expected duration of the position or commitment, and other positions or commitments outstanding.

Operational Risk

Operational risk is the risk of loss resulting from inadequate or failed internal processes, people, or systems, or from external events, including, but not limited to, employee theft and fraud, accounting errors, systems and technology breakdowns, regulatory and legal failures, or business interruptions and disasters. See "Item 1A – Risk Factors" of this Form 10-K for additional discussion of operational risks.

We operate different businesses in diverse markets and are reliant on the ability of our associates and systems to process a large number of transactions. These risks are less direct than credit and market risk, but managing them is critical, particularly in a rapidly changing environment with increasing transaction volumes. In the event of a breakdown or improper operation of systems or improper action by associates, we could suffer financial loss, regulatory sanctions, and damage to our reputation. In order to mitigate and control operational risk, we have developed and continue to enhance specific policies and procedures that are designed to identify and manage operational risk at appropriate levels throughout our company. These control mechanisms attempt to ensure that operational policies and procedures are being followed and that our various businesses are operating within established corporate policies and limits. Business continuity plans exist for critical systems, and redundancies are built into the systems as deemed appropriate.

Regulatory and Legal Risk

Legal risk includes the risk of private client group customer claims for sales practice violations. While these claims may not be the result of any wrongdoing, we do, at a minimum, incur costs associated with investigating and defending against such claims. See "Item 7 – Management's Discussion and Analysis of Financial Condition and Results of Operations – Critical Accounting Policies and Estimates" and "Item 3 – Legal Proceedings" of this Form 10-K for additional discussion of our legal proceedings. In addition, we are subject to potentially sizable adverse legal judgments or arbitration awards, and fines, penalties, and other sanctions for non-compliance with applicable legal and regulatory requirements. We are generally subject to extensive regulation by the SEC, FINRA, and state securities regulators in the different jurisdictions in which we conduct business. As a bank holding company, we are subject to regulation by the Federal Reserve. Our bank subsidiaries are subject to regulation by the FDIC. As a result, we are subject to a risk of loss resulting from failure to comply with banking laws. Our international subsidiary, SNEL, is subject to the regulatory supervision and requirements of the FCA in the United Kingdom. Our Canadian subsidiary, SNC, is subject to the regulatory supervision and requirements of the CIRO. We have comprehensive procedures addressing issues such as regulatory capital requirements, sales and trading practices, use of and safekeeping of customer funds, the extension of credit, including margin loans, collection activities, money laundering, and record keeping. We act as an underwriter or selling group member in both equity and fixed income product offerings. When acting as lead or co-lead manager, we have potential legal exposure to claims relating to these securities offerings. To manage this exposure, a committee of senior executives review proposed underwriting commitments to assess the quality of the offering and the adequacy of due diligence investigation.

Our company, as a bank and financial holding company, is subject to regulation, including capital requirements, by the Federal Reserve. Stifel Bancorp is subject to various regulatory capital requirements administered by the FDIC and state banking authorities. Failure to meet minimum capital requirements can initiate certain mandatory and possibly additional discretionary actions by regulators that, if undertaken, could have a direct material effect on our company's and Stifel Bancorp's financial statements.

Effects of Inflation

Our assets are primarily monetary, consisting of cash, securities inventory, and receivables from customers and brokers and dealers. These monetary assets are generally liquid and turn over rapidly and, consequently, are not significantly affected by inflation. However, the rate of inflation affects various expenses of our company, such as employee compensation and benefits, communications and office supplies, and occupancy and equipment rental, which may not be readily recoverable in the price of services we offer to our clients. Further, to the extent inflation results in rising interest rates and has other adverse effects upon the securities markets, it may adversely affect our financial position and results of operations.

INDEX TO AUDITED CONSOLIDATED FINANCIAL STATEMENTS

		Page
Report of Independent Registered Public Accounting Firm (PCAOB ID: 42)		47
Consolidated Statements of Financial Condition		49
Consolidated Statements of Operations		50
Consolidated Statements of Comprehensive Income		50
Consolidated Statements of Changes in Shareholders' Equity		51
Consolidated Statements of Cash Flows		52
Notes to Consolidated Financial Statements		54
Note 1	Nature of Operations and Basis of Presentation	54
Note 2	Summary of Significant Accounting Policies	54
Note 3	Acquisitions	59
Note 4	Receivables From and Payables to Brokers, Dealers, and Clearing Organizations	60
Note 5	Fair Value Measurements	60
Note 6	Financial Instruments Owned and Financial Instruments Sold, But Not Yet Purchased	66
Note 7	Available-for-Sale and Held-to-Maturity Securities	67
Note 8	Bank Loans	69
Note 9	Fixed Assets	74
Note 10	Goodwill and Intangible Assets	74
Note 11	Borrowings and Federal Home Loan Bank Advances	75
Note 12	Senior Notes	76
Note 13	Bank Deposits	76
Note 14	Derivative Instruments and Hedging Activities	77
Note 15	Debentures to Stifel Financial Capital Trusts	78
Note 16	Disclosures About Offsetting Assets and Liabilities	78
Note 17	Commitments, Guarantees, and Contingencies	79
Note 18	Legal Proceedings	79
Note 19	Regulatory Capital Requirements	80
Note 20	Operating Leases	82
Note 21	Revenues From Contracts With Customers	82
Note 22	Interest Income and Interest Expense	84
Note 23	Employee Incentive, Deferred Compensation, and Retirement Plans	84
Note 24	Off-Balance Sheet Credit Risk	85
Note 25	Income Taxes	86
Note 26	Segment Reporting	87
Note 27	Earnings Per Share ("EPS")	89
Note 28	Shareholders' Equity	89
Note 29	Variable Interest Entities	89

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders of Stifel Financial Corp.

Opinion on the Financial Statements

We have audited the accompanying consolidated statements of financial condition of Stifel Financial Corp. (the Company) as of December 31, 2024 and 2023, the related consolidated statements of operations, comprehensive income, changes in shareholders' equity and cash flows for each of the three years in the period ended December 31, 2024, and the related notes (collectively referred to as the "consolidated financial statements"). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2024 and 2023, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2024, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company's internal control over financial reporting as of December 31, 2024, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework), and our report dated February 26, 2025 expressed an unqualified opinion thereon.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matter

The critical audit matter communicated below is a matter arising from the current period audit of the financial statements that was communicated or required to be communicated to the audit committee and that: (1) relates to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective or complex judgments. The communication of the critical audit matter does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Allowance for Credit Losses

Description of the Matter

The Company's loans held for investment portfolio totaled $20.7 billion as of December 31, 2024 and the associated allowance for credit losses (ACL) was $170.0 million, which includes the allowance for loan losses of $139.3 million and the reserve for unfunded lending commitments of $30.7 million. The loans held for investment portfolio and associated ACL is comprised of commercial loans (as defined as commercial and industrial, commercial real estate, fund banking, and construction and land) and consumer loans (as defined as residential real estate, securities-based loans, home equity lines of credit and other). As discussed above and in Notes 2 and 8 to the consolidated financial statements, the ACL is calculated using: quantitative methods that rely on a variety of factors, such as historical loss experience derived from proxy data, the current credit quality of the portfolio and incorporating forward-looking information through the use of macroeconomic scenarios applied over the forecasted life of the asset and qualitative reserves for factors that are not adequately reflected in the quantitative models. Management considers various factors, as well as uncertainty inherent in the quantitative models, when assessing its qualitative reserves, including, but not limited to: model imprecision, imprecision in the macroeconomic scenario forecasts, or changes in the economic environment affecting specific portfolio segments that deviate from the macroeconomic forecasts.

How We Addressed the Matter in Our Audit

Auditing management's estimate of the commercial qualitative allowance reserve involves a high degree of subjectivity. Management's considerations of the inherent uncertainty in the quantitative model due to model imprecision and imprecision in the macroeconomic scenario forecasts and resulting qualitative adjustments, are highly judgmental and could have a significant effect on the ACL.

We obtained an understanding of the Company's process for establishing the ACL, including the estimation of the qualitative allowance reserve. We evaluated the design and tested the operating effectiveness of controls and governance over the appropriateness of these components of the ACL, including controls over the review of the ACL methodology, the review over the identification and measurement of qualitative adjustments, including data and assumptions used in the measurement, and management's review of the overall adequacy of the allowance for losses.

To test the reasonableness of the qualitative adjustments used in the measurement of the ACL, we evaluated management's assessment of the quantitative results to determine whether qualitative adjustments are necessary. With the assistance of specialists, we assessed management's methodology and whether relevant risks were reflected in the quantitative models and whether qualitative adjustments to the model output were appropriate. We tested the sufficiency, reliability, and relevance of the information used in developing the qualitative adjustment, including portfolio specific risk assessments, historical proxy loss data, and management's analyses of economic scenario sensitivity. We also evaluated whether the overall ACL amount, including qualitative adjustments, appropriately reflects expected credit losses within the portfolio by comparing the overall ACL to those established by peer banking institutions with similar loan portfolios. Additionally, we evaluated the reasonableness of the economic scenarios used in calculating the ACL, including agreeing information to third-party sources and assessing the weighting of the economic scenarios. We also reviewed subsequent events and transactions and considered whether they corroborate or contradict the Company's conclusion.



Ernst & Young LLP

We have served as the Company's auditor since 2008.

St. Louis, Missouri
February 26, 2025

STIFEL FINANCIAL CORP.
Consolidated Statements of Financial Condition

(in thousands, except share and per share amounts)	December 31, 2024	December 31, 2023
Assets		
Cash and cash equivalents	$ 2,648,308	$ 3,361,801
Cash segregated for regulatory purposes	29,895	162,048
Receivables:		
Brokerage clients, net	897,363	841,507
Broker, dealers, and clearing organizations	486,465	414,144
Securities purchased under agreements to resell	528,976	349,849
Financial instruments owned, at fair value	1,169,008	918,741
Available-for-sale securities, at fair value	1,584,598	1,551,686
Held-to-maturity securities, at amortized cost	6,524,954	5,888,798
Loans:		
Held for investment, net	20,731,796	19,305,805
Held for sale, at lower cost or market	578,980	423,999
Investments, at fair value	75,358	91,105
Fixed assets, net	193,156	191,528
Operating lease right-of-use assets, net	809,174	778,216
Goodwill	1,395,218	1,388,243
Intangible assets, net	113,574	133,279
Loans and advances to financial advisors and other employees, net	682,196	683,486
Deferred tax assets, net	152,378	121,522
Other assets	1,294,143	1,121,703
Total assets	39,895,540	37,727,460
Liabilities		
Payables:		
Brokerage clients	468,773	734,821
Brokers, dealers, and clearing organizations	215,249	231,736
Drafts	126,770	117,688
Securities sold under agreements to repurchase	580,170	417,644
Bank deposits	29,102,227	27,334,579
Financial instruments sold, but not yet purchased, at fair value	646,271	497,741
Accrued compensation	790,194	585,612
Lease liabilities, net	867,426	825,529
Accounts payable and accrued expenses	735,072	512,050
Senior notes, net	616,618	1,115,629
Debentures to Stifel Financial Capital Trusts	60,000	60,000
Total liabilities	34,208,770	32,433,029
Equity		
Preferred stock – $1 par value; authorized 3,000,000 shares; issued 27,400 shares	685,000	685,000
Common stock – $0.15 par value; authorized 194,000,000 shares; issued 111,662,571 and 111,662,321 shares, respectively	16,749	16,749
Additional paid-in-capital	1,895,568	1,905,097
Retained earnings	3,794,609	3,398,610
Accumulated other comprehensive loss	(75,638)	(74,326)
Treasury stock, at cost, 9,491,204 and 10,600,793 shares, respectively	(629,518)	(636,699)
Total equity	5,686,770	5,294,431
Total liabilities and equity	$39,895,540	$37,727,460

See accompanying Notes to Consolidated Financial Statements.

STIFEL FINANCIAL CORP.
Consolidated Statements of Operations

(in thousands, except per share amounts)	Year Ended December 31,		
	2024	2023	2022
Revenues			
Commissions	$ 756,024	$ 673,597	$ 710,589
Principal transactions	604,564	490,440	529,033
Investment banking	994,831	731,255	971,485
Asset management	1,536,674	1,299,496	1,262,919
Interest	2,016,464	1,955,745	1,099,115
Other income	43,129	8,747	19,685
Total revenues	5,951,686	5,159,280	4,592,826
Interest expense	981,366	810,336	201,387
Net revenues	4,970,320	4,348,944	4,391,439
Non-interest expenses:			
Compensation and benefits	2,916,229	2,554,581	2,586,232
Occupancy and equipment rental	362,402	339,322	313,247
Communications and office supplies	194,382	184,652	175,135
Commissions and floor brokerage	62,823	58,344	57,752
Provision for credit losses	25,402	24,999	33,506
Other operating expenses	480,638	480,354	340,451
Total non-interest expenses	4,041,876	3,642,252	3,506,323
Income before income tax expense	928,444	706,692	885,116
Provision for income taxes	197,065	184,156	222,961
Net income	731,379	522,536	662,155
Preferred dividends	37,281	37,281	37,281
Net income available to common shareholders	$ 694,098	$ 485,255	$ 624,874
Earnings per common share:			
Basic	$ 6.67	$ 4.55	$ 5.74
Diluted	$ 6.25	$ 4.28	$ 5.32
Cash dividends declared per common share	$ 1.68	$ 1.44	$ 1.20
Weighted-average number of common shares outstanding:			
Basic	104,066	106,661	108,848
Diluted	110,975	113,453	117,540

See accompanying Notes to Consolidated Financial Statements.

STIFEL FINANCIAL CORP.
Consolidated Statements of Comprehensive Income

(in thousands)	Year Ended December 31,		
	2024	2023	2022
Net income	$731,379	$ 522,536	$ 662,155
Other comprehensive income/(loss), net of tax:[1]			
Changes in unrealized gains/(losses) on available-for-sale securities, net of tax[2]	4,713	38,180	(177,731)
Foreign currency translation adjustment, net of tax[3]	(6,025)	5,454	55,053
Total other comprehensive income/(loss), net of tax	(1,312)	43,634	(122,678)
Comprehensive income	$730,067	$ 566,170	$ 539,477

[1] Net of a tax benefit of $0.4 million, tax expense of $15.4 million, and tax benefit of $41.3 million for the years ended December 31, 2024, 2023, and 2022, respectively.

[2] There were no reclassifications to earnings for the year ended December 31, 2024. Net of reclassifications to earnings of realized losses of $5.6 million for the year ended December 31, 2023. There were no reclassifications to earnings for the year ended December 31, 2022.

[3] During the year ended December 31, 2022, we closed our derivative instruments used to hedge the foreign exchange risk related to our equity investment in non-U.S. Dollar functional currency foreign subsidiaries, primarily the British Pound and Euro. The net gain recorded on these hedges was $75.0 million, which included $23.3 million in tax expense.

See accompanying Notes to Consolidated Financial Statements.

STIFEL FINANCIAL CORP.
Consolidated Statements of Changes in Shareholders' Equity

(in thousands, except share and per share amounts)	Year Ended December 31,		
	2024	2023	2022
Preferred stock, par value $1.00 per share:			
Balance, beginning of year	$ 685,000	$ 685,000	$ 685,000
Issuance of preferred stock	—	—	—
Balance, end of year	685,000	685,000	685,000
Common stock, par value $0.15 per share:			
Balance, beginning of year	16,749	16,749	16,749
Issuance of common stock	—	—	—
Balance, end of year	16,749	16,749	16,749
Additional paid-in-capital:			
Balance, beginning of year	1,905,097	1,928,069	1,922,382
Unit amortization, net of forfeitures	157,891	149,088	150,408
Distributions under employee plans	(167,808)	(172,154)	(144,658)
Other	388	94	(63)
Balance, end of year	1,895,568	1,905,097	1,928,069
Retained earnings:			
Balance, beginning of year	3,398,610	3,169,095	2,757,208
Net income	731,379	522,536	662,155
Dividends declared:			
Common	(194,817)	(172,985)	(148,694)
Preferred	(37,281)	(37,281)	(37,281)
Distributions under employee plans	(103,724)	(83,135)	(65,415)
Other	442	380	1,122
Balance, end of year	3,794,609	3,398,610	3,169,095
Accumulated other comprehensive income/(loss):			
Balance, beginning of year	(74,326)	(117,960)	4,718
Unrealized gains/(losses) on securities, net of tax	4,713	38,180	(177,731)
Foreign currency translation adjustment, net of tax	(6,025)	5,454	55,053
Balance, end of year	(75,638)	(74,326)	(117,960)
Treasury stock, at cost:			
Balance, beginning of year	(636,699)	(352,482)	(351,098)
Distributions under employee plans	151,278	159,659	104,447
Common stock repurchased	(144,097)	(443,876)	(105,831)
Balance, end of year	(629,518)	(636,699)	(352,482)
Total Shareholders' Equity	$5,686,770	$5,294,431	$5,328,471

See accompanying Notes to Consolidated Financial Statements.

STIFEL FINANCIAL CORP.
Consolidated Statements of Cash Flows

(in thousands)	Year Ended December 31,		
	2024	2023	2022
Cash Flows From Operating Activities:			
Net income	$ 731,379	$ 522,536	$ 662,155
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation and amortization	62,398	60,533	50,615
Amortization of loans and advances to financial advisors and other employees	154,182	145,227	132,012
Amortization of premium on investment portfolio	8,732	9,871	12,156
Provision for credit losses and allowance for loans and advances to financial advisors and other employees	25,402	24,999	33,506
Amortization of intangible assets	23,568	20,929	19,595
Deferred income taxes	(30,638)	15,968	12,693
Stock-based compensation	153,762	140,263	135,505
Unrealized (gains)/losses on investments	(88)	(460)	11,892
Gain on sale of leased aircraft engines	(46,484)	(4,146)	—
Other, net	(12,238)	6,718	8,852
Decrease/(increase) in operating assets, net of assets acquired:			
Receivables:			
Brokerage clients, net	(55,856)	82,878	228,492
Brokers, dealers, and clearing organizations	(71,336)	5,341	156,165
Securities purchased under agreements to resell	(179,127)	(1,687)	231,704
Financial instruments owned, including those pledged	(216,060)	(131,576)	425,252
Loans originated as held for sale	(2,083,024)	(995,084)	(576,153)
Proceeds from loans held for sale	2,114,640	864,996	593,086
Loans and advances to financial advisors and other employees, net	(158,082)	(181,583)	(132,384)
Other assets	3,431	(107,859)	(66,020)
Increase/(decrease) in operating liabilities, net of liabilities assumed:			
Payables:			
Brokerage clients	(266,048)	(35,515)	(201,588)
Brokers, dealers, and clearing organizations	(59,721)	43,060	(81,661)
Drafts	9,082	15,476	(20,405)
Financial instruments sold, but not yet purchased	114,323	12,582	(301,333)
Other liabilities and accrued expenses	268,240	(14,139)	(176,721)
Net cash provided by operating activities	$ 490,437	$ 499,328	$ 1,157,415

See accompanying Notes to Consolidated Financial Statements.

STIFEL FINANCIAL CORP.
Consolidated Statements of Cash Flows (continued)

(in thousands)	Year Ended December 31,		
	2024	2023	2022
Cash Flows From Investing Activities:			
Proceeds from:			
Principal paydowns, calls, maturities, and sales of available-for-sale securities	$ 273,800	$ 138,216	$ 330,049
Calls and principal paydowns of held-to-maturity securities	2,190,885	101,240	114,741
Sale or maturity of investments	4,438	15,694	20,753
Sale of leased aircraft engines	69,916	—	—
Decrease/(increase) in loans held for investment, net	(1,617,763)	1,002,320	(3,822,654)
Payments for:			
Purchase of available-for-sale securities	(309,329)	(19,635)	(103,339)
Purchase of held-to-maturity securities	(2,827,324)	—	(754,306)
Purchase of investments	(12,532)	(29,257)	(15,551)
Purchase of fixed assets	(73,788)	(51,976)	(82,327)
Acquisitions, net of cash received	(8,465)	(111,958)	(11,903)
Net cash provided by/(used in) investing activities	(2,310,162)	1,044,644	(4,324,537)
Cash Flows From Financing Activities:			
Increase/(decrease) in securities sold under agreements to repurchase	162,526	205,633	(173,517)
Increase in bank deposits, net	1,767,648	217,468	3,836,763
Increase/(decrease) in securities loaned	43,234	67,588	(81,114)
Tax payments related to shares withheld for stock-based compensation plans	(120,962)	(94,387)	(102,546)
Repayment of senior notes	(500,000)	—	—
Repurchase of common stock	(144,097)	(443,876)	(105,831)
Cash dividends on preferred stock	(37,281)	(37,281)	(37,281)
Cash dividends paid to common stock and equity-award holders	(190,002)	(162,984)	(133,747)
Payment of contingent consideration	(962)	(6,740)	(11,313)
Net cash provided by/(used in) financing activities	980,104	(254,579)	3,191,414
Effect of exchange rate changes on cash	(6,025)	5,454	55,053
Increase/(decrease) in cash, cash equivalents, and cash segregated for regulatory purposes	(845,646)	1,294,847	79,345
Cash, cash equivalents, and cash segregated for regulatory purposes at beginning of year	3,523,849	2,229,002	2,149,657
Cash, cash equivalents, and cash segregated for regulatory purposes at end of year	$ 2,678,203	$ 3,523,849	$ 2,229,002
Cash and cash equivalents	$ 2,648,308	$ 3,361,801	$ 2,199,985
Cash segregated for regulatory purposes	29,895	162,048	29,017
Total cash, cash equivalents, and cash segregated for regulatory purposes	$ 2,678,203	$ 3,523,849	$ 2,229,002
Supplemental disclosure of cash flow information:			
Cash paid for interest	$ 995,530	$ 821,741	$ 220,851
Cash paid for income taxes, net of refunds	$ 232,948	$ 183,815	$ 217,133
Noncash investing and financing activities:			
Unit grants, net of forfeitures	$ 166,595	$ 188,641	$ 194,741

See accompanying Notes to Consolidated Financial Statements.

STIFEL FINANCIAL CORP.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 – Nature of Operations and Basis of Presentation

Nature of Operations

Stifel Financial Corp. (the "Company"), through its wholly owned subsidiaries, is principally engaged in retail brokerage; securities trading; investment banking; investment advisory; retail, consumer, and commercial banking; and related financial services. Our major geographic area of concentration is throughout the United States, the United Kingdom, and Canada, with a growing presence in Europe. Our company's principal customers are individual investors, corporations, municipalities, and institutions. We have organized our operations into three reportable segments: Global Wealth Management, Institutional Group, and Other. See Note 26 for additional information on segment reporting.

Basis of Presentation

The consolidated financial statements include Stifel Financial Corp. and its wholly owned subsidiaries, principally Stifel, Nicolaus & Company, Incorporated ("Stifel"), Keefe, Bruyette & Woods, Inc. ("KBW"), Stifel Bancorp, Inc. ("Stifel Bancorp"), Stifel Nicolaus Canada Inc. ("SNC"), and Stifel Nicolaus Europe Limited ("SNEL"). Unless otherwise indicated, the terms "we," "us," "our," or "our company" in this report refer to Stifel Financial Corp. and its wholly owned subsidiaries.

The accompanying consolidated financial statements have been prepared in conformity with U.S. generally accepted accounting principles, which require management to make certain estimates and assumptions that affect the reported amounts. We consider significant estimates, which are most susceptible to change and impacted significantly by judgments, assumptions, and estimates, to be: valuation of financial instruments and investments in partnerships, accrual for contingencies, allowance for loan losses, derivative instruments and hedging activities, fair value of goodwill and intangible assets, provision for income taxes and related tax reserves, and forfeitures associated with stock-based compensation. Actual results could differ from those estimates.

Certain amounts from prior periods have been reclassified to conform to the current period's presentation. The effect of these reclassifications on our company's previously reported consolidated financial statements was not material.

Consolidation Policies

The consolidated financial statements include the accounts of Stifel Financial Corp. and its subsidiaries. All material intercompany balances and transactions have been eliminated in consolidation.

We have investments or interests in other entities for which we must evaluate whether to consolidate by determining whether we have a controlling financial interest or are considered to be the primary beneficiary. Under our current consolidation policy, we consolidate those entities where we have the power to direct the activities of the entity that most significantly impact the entity's economic performance and the obligation to absorb losses of the entity or the rights to receive benefits from the entity that could potentially be significant to the entity. When we do not have a controlling interest in an entity, but we exert significant influence over the entity, we apply the equity method of accounting.

We determine whether we are the primary beneficiary of a variable interest entity ("VIE") by performing an analysis of the VIE's control structure, expected benefits and losses, and expected residual returns. This analysis includes a review of, among other factors, the VIE's capital structure, contractual terms, which interests create or absorb benefits or losses, variability, related party relationships, and the design of the VIE. We reassess our evaluation of whether an entity is a VIE when certain reconsideration events occur. We reassess our determination of whether we are the primary beneficiary of a VIE on an ongoing basis based on current facts and circumstances. See Note 29 for additional information on VIEs.

NOTE 2 – Summary of Significant Accounting Policies

Cash and Cash Equivalents

We consider money market mutual funds and highly liquid investments with original maturities of three months or less that are not restricted or segregated to be cash equivalents. Cash and cash equivalents include deposits with banks, federal funds sold, money market mutual funds, and certificates of deposit. Cash and cash equivalents also include balances that our bank subsidiaries maintain at the Federal Reserve Bank.

Cash Segregated for Regulatory Purposes

Our broker-dealer subsidiaries are subject to Rule 15c3-3 under the Securities Exchange Act of 1934, which requires our company to maintain cash or qualified securities in a segregated reserve account for the exclusive benefit of its clients. In accordance with Rule 15c3-3, our company has portions of its cash segregated for the exclusive benefit of clients at December 31, 2024.

Brokerage Client Receivables, Net

Brokerage client receivables include receivables of our company's broker-dealer subsidiaries, which represent amounts due on cash and margin transactions and are generally collateralized by securities owned by clients. The brokerage client receivables consisting of floating-rate loans collateralized by customer-owned securities are charged interest at rates similar to other such loans made throughout the industry. The receivables are reported at their outstanding principal balance net of allowance for doubtful accounts. When a brokerage client receivable is considered to be impaired, the amount of the impairment is generally measured based on the fair value of the securities acting as collateral, which is measured based on current prices from independent sources, such as listed market prices or broker-dealer price quotations. Securities owned by customers, including those that collateralize margin or other similar transactions, are not reflected in the consolidated statements of financial condition.

Securities Borrowed and Securities Loaned

Securities borrowed require our company to deliver cash to the lender in exchange for securities and are included in receivables from brokers, dealers, and clearing organizations in the consolidated statements of financial condition. For securities loaned, we generally receive collateral in the form of cash in an amount in excess of the market value of securities loaned. Securities loaned are included in payables to brokers, dealers, and clearing organizations in the consolidated statements of financial condition. We monitor the market value of securities borrowed and loaned on a daily basis, with additional collateral obtained or refunded as necessary. Fees received or paid are recorded in interest revenue or interest expense in the consolidated statements of operations.

Substantially all of these transactions are executed under master netting agreements, which gives us right of offset in the event of counterparty default; however, such receivables and payables with the same counterparty are not set off in the consolidated statements of financial condition.

Securities Purchased Under Agreements to Resell and Repurchase Agreements

Securities purchased under agreements to resell ("resale agreements") are collateralized financing transactions that are recorded at their contractual amounts plus accrued interest. We obtain control of collateral with a market value equal to or in excess of the principal amount loaned and accrued interest under resale agreements. These agreements are short-term in nature and are generally collateralized by U.S. government securities, U.S. government agency securities, and corporate bonds. We value collateral on a daily basis, with additional collateral obtained when necessary to minimize the risk associated with this activity.

Securities sold under agreements to repurchase ("repurchase agreements") are collateralized financing transactions that are recorded at their contractual amounts plus accrued interest. We make delivery of securities sold under agreements to repurchase and monitor the value of collateral on a daily basis. When necessary, we will deliver additional collateral.

Financial Instruments

We measure certain financial assets and liabilities at fair value on a recurring basis, including cash equivalents, financial instruments owned, available-for-sale securities, investments, financial instruments sold, but not yet purchased, and derivatives. Other than those separately discussed in the notes to the consolidated financial statements, the remaining financial instruments are generally short-term in nature, and their carrying values approximate fair value.

The fair value of a financial instrument is defined as the price that would be received to sell an asset or paid to transfer a liability (i.e., "the exit price") in an orderly transaction between market participants at the measurement date. We have categorized our financial instruments measured at fair value into a three-level classification in accordance with Topic 820, "Fair Value

Measurement," which established a hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in pricing the asset or liability developed based on market data obtained from independent sources. Unobservable inputs reflect our assumptions that market participants would use in pricing the asset or liability developed based on the best information available in the circumstances. The hierarchy is broken down into three levels based on the transparency of inputs as follows:

Level 1 – Quoted prices (unadjusted) are available in active markets for identical assets or liabilities as of the measurement date. A quoted price for an identical asset or liability in an active market provides the most reliable fair value measurement, because it is directly observable to the market.

Level 2 – Pricing inputs are other than quoted prices in active markets, which are either directly or indirectly observable as of the measurement date. The nature of these financial instruments includes instruments for which quoted prices are available but traded less frequently, derivative instruments whose fair value have been derived using a model where inputs to the model are directly observable in the market, or can be derived principally from or corroborated by observable market data, and instruments that are fair valued using other financial instruments, the parameters of which can be directly observed.

Level 3 – Instruments that have little to no pricing observability as of the measurement date. These financial instruments do not have two-way markets and are measured using management's best estimate of fair value, where the inputs into the determination of fair value require significant management judgment or estimation.

Valuation of Financial Instruments

When available, we use observable market prices, observable market parameters, or broker or dealer prices (bid and ask prices) to derive the fair value of financial instruments. In the case of financial instruments transacted on recognized exchanges, the observable market prices represent quotations for completed transactions from the exchange on which the financial instrument is principally traded.

A substantial percentage of the fair value of our financial instruments owned, available-for-sale securities, investments, and financial instruments sold, but not yet purchased, are based on observable market prices, observable market parameters, or derived from broker or dealer prices. The availability of observable market prices and pricing parameters can vary from product to product. Where available, observable market prices and pricing or market parameters in a product may be used to derive a price without requiring significant judgment. In certain markets, observable market prices or market parameters are not available for all products, and fair value is determined using techniques appropriate for each particular product. These techniques involve some degree of judgment.

For investments in illiquid or privately held securities that do not have readily determinable fair values, the determination of fair value requires us to estimate the value of the securities using the best information available. Among the factors we consider in determining the fair value of investments are the cost of the investment, terms and liquidity, developments since the acquisition of the investment, the sales price of recently issued securities, the financial condition and operating results of the issuer, earnings trends and consistency of operating cash flows, the long-term business potential of the issuer, the quoted market price of securities with similar quality and yield that are publicly traded, and other factors generally pertinent to the valuation of investments. In instances where a security is subject to transfer restrictions, the value of the security is based primarily on the quoted price of a similar security without restriction but may be reduced by an amount estimated to reflect such restrictions. The fair value of these investments is subject to a high degree of volatility and may be susceptible to significant fluctuation in the near term, and the differences could be material.

The degree of judgment used in measuring the fair value of financial instruments generally correlates to the level of pricing observability. Pricing observability is impacted by a number of factors, including the type of financial instrument, whether the financial instrument is new to the market and not yet established, and the characteristics specific to the transaction. Financial instruments with readily available active quoted prices for which fair value can be measured from actively quoted prices generally will have a higher degree of pricing observability and a lesser degree of judgment used in measuring fair value. Conversely, financial instruments rarely traded or not quoted will generally have less, or no, pricing observability and a higher degree of judgment used in measuring fair value. See Note 5 for additional information on how we value our financial instruments.

Available-for-Sale and Held-to-Maturity Securities

Securities available for sale, which are carried at fair value, include U.S. government agency securities; state and municipal securities; agency, non-agency, and commercial mortgage-backed securities; corporate fixed income securities; and asset-backed securities, which primarily includes collateralized loan obligations.

Securities held to maturity are recorded at amortized cost based on our company's positive intent and ability to hold these securities to maturity. Securities held to maturity include asset-backed securities, consisting of collateralized loan obligation securities and student loan ARS.

We evaluate each available-for-sale security where the value has declined below amortized cost. If our company intends to sell or believes it is more likely than not that it will be required to sell the debt security, it is written down to fair value through earnings. For available-for-sale debt securities our company intends to hold, we evaluate the debt securities for expected credit losses except for debt securities that are guaranteed by the U.S. Treasury or U.S. government agencies where we apply a zero credit loss assumption.

For the remaining available-for-sale debt securities, we consider qualitative parameters such as internal and external credit ratings and the value of underlying collateral. If an available-for-sale debt security fails any of the qualitative parameters, a discounted cash flow analysis is used by our company to determine if a portion of the unrealized loss is a result of a credit loss. Any credit losses determined are recognized as an increase to the allowance for credit losses through provision expense recorded in the consolidated statement of operations in provision for credit losses. Cash flows expected to be collected are estimated using all relevant information available, such as remaining payment terms, prepayment speeds, the financial condition of the issuer, expected defaults, and the value of the underlying collateral. If any of the decline in fair value is related to market factors, that amount is recognized in accumulated other comprehensive income. In certain instances, the credit loss may exceed the total decline in fair value, in which case, the allowance recorded is limited to the difference between the amortized cost and the fair value of the asset. We separately evaluate our held-to-maturity debt securities for any credit losses. We perform a discounted cash flow analysis to estimate any credit losses, which are then recognized as part of the allowance for credit losses. For available-for-sale and held-to-maturity debt securities, we have established a nonaccrual policy that results in timely write-off of accrued interest. See Note 7 for more information.

Unrealized gains and losses on our available-for-sale securities are reported, net of taxes, in accumulated other comprehensive income included in shareholders' equity. Amortization of premiums and accretion of discounts are recorded as interest income in the consolidated statements of operations using the interest method. Realized gains and losses from sales of securities available for sale are determined on a specific identification basis and are included in other income in the consolidated statements of operations in the period they are sold. For securities transferred from available-for-sale to held-to-maturity, carrying value also includes unrealized gains and losses recognized in accumulated other comprehensive income at the date of transfer. Such unrealized gains or losses are accreted over the remaining life of the security with no impact on future net income.

Bank Loans, Net

We classify loans based on our investment strategy and management's assessment of our intent and ability to hold loans for the foreseeable future or until maturity. Management's intent and ability with respect to certain loans may change from time to time depending on a number of factors, including economic, liquidity, and capital conditions. The accounting and measurement framework for loans differs depending on the loan classification. The classification criteria and accounting and measurement framework for loans held for investment and loans held for sale are described below.

Loans Held for Investment

Bank loans consist of commercial and residential mortgage loans, commercial and industrial loans, stock-secured loans, home equity loans, construction loans, and consumer loans originated or acquired by Stifel Bancorp. Bank loans include those loans that management has the intent and ability to hold and are recorded at outstanding principal adjusted for any charge-offs, allowance for loan losses, deferred origination fees and costs, and purchased discounts. Loan origination costs, net of fees, and premiums and discounts on purchased loans are deferred and recognized over the contractual life of the loan as an adjustment of yield using the interest method. Bank loans are generally collateralized by real estate, real property, marketable securities, or other assets of the borrower. Interest income is recognized using the effective interest rate method, which is based upon the respective interest rates and the average daily asset balance. Discount

accretion/premium amortization is recognized using the effective interest rate method, which is based upon the respective interest rate and expected lives of loans.

Loans Held for Sale

Certain residential mortgage loans originated and intended for sale in the secondary market due to their fixed interest rate terms are carried at the lower of cost or estimated fair value. The fair values of the residential mortgage loans held for sale are estimated using observable prices obtained from counterparties for similar loans. These nonrecurring fair value measurements are classified within Level 2 of the fair value hierarchy.

We purchase the guaranteed portions of Small Business Administration ("SBA") loans and account for these loans at the lower of cost or estimated fair value. We then aggregate SBA loans with similar characteristics into pools for securitization and sell these pools in the secondary market. Individual SBA loans may be sold prior to securitization. The fair values of the SBA loans which have not yet been securitized are determined based upon their committed sales price, third-party price quotes, or are determined using a third-party pricing service. These nonrecurring fair value measurements are classified within Level 2 of the fair value hierarchy.

Once the SBA loans are securitized into a pool, the respective securities are classified as trading instruments based on our intention to sell the securities and are carried at fair value. Sales of the securitizations are accounted for as of settlement date, which is the date we have surrendered control over the transferred assets. We do not retain any interest in the securitizations once they are sold.

Gains and losses on sales of residential mortgage loans held for sale, SBA loans that are not part of a securitized pool, and corporate loans transferred from the held for investment portfolio, are included as a component of other income in the consolidated statements of operations.

Unfunded Lending Commitments

We have outstanding at any time a significant number of commitments to extend credit and other credit-related off-balance-sheet financial instruments such as revolving lines of credit, standby letters of credit, and loan purchases. Our policy is generally to require customers to pledge collateral at the time of closing. The amount of collateral pledged, if it is deemed necessary upon extension of credit, is based on our credit evaluation of the borrower. Collateral securing unfunded lending commitments varies but may include assets such as marketable securities, accounts receivable, inventory, real estate, and income-producing commercial properties.

In the normal course of business, we issue or participate in the issuance of standby letters of credit whereby we provide an irrevocable guarantee of payment in the event the letter of credit is drawn down by the beneficiary. These standby letters of credit generally expire in one year or less. If a letter of credit is drawn down, we would pursue repayment from the party under the existing borrowing relationship or would liquidate collateral, or both. The proceeds from repayment or liquidation of collateral are expected to satisfy the amounts drawn down under the existing letters of credit.

Loan Modifications

In the normal course of business, we may modify the original terms of a loan agreement. In certain circumstances, we may agree to modify the original terms of a loan agreement to a borrower experiencing financial difficulty, which may include a borrower in default, financial distress, bankruptcy, or other circumstances. Modifications of loans to borrowers experiencing financial difficulty are designed to reduce our loss exposure while providing borrowers with an opportunity to work through financial difficulties, often to avoid foreclosure or bankruptcy. Loan modifications to borrowers experiencing financial difficulty typically involve principal forgiveness, an interest rate reduction, an other-than-insignificant payment delay (i.e., payment or maturity forbearance greater than six months), or a term extension, or any combination thereof. Modified loans to borrowers experiencing financial difficulty are subject to our nonaccrual policies. See the Nonperforming Loans section below for information on our nonaccrual policies.

Prior to the adoption of ASU 2022-02 on October 1, 2023, loan modifications to borrowers experiencing financial difficulty, where such loans were restructured in a manner that granted a concession that would not normally be granted, were deemed to be troubled debt restructurings ("TDRs"). Such loans were subject to our nonaccrual policies.

Nonperforming Loans

Nonperforming loans include those loans which have been placed on nonaccrual status and any accruing loans which are 90 days or more past due and in the process of collection.

Loans of all classes are generally placed on nonaccrual status when we determine that full payment of all contractual principal and interest is in doubt or the loan is past due 90 days or more as to contractual interest or principal unless the loan, in our opinion, is well-secured and in the process of collection. When a loan is placed on nonaccrual status, the accrued and unpaid interest receivable is written off against interest income and accretion of the net deferred loan origination fees ceases.

Most loans are returned to an accrual status when the loans have been brought contractually current with the original or amended terms and have been maintained on a current basis for a reasonable period, generally six months. However, corporate loans that have been partially charged off generally remain on nonaccrual status until such loans are fully repaid or sold.

Bank Loan Charge-Off Policies

Corporate loans are monitored on an individual basis, and loan grades are reviewed at least quarterly to ensure they reflect the loan's current credit risk. When we determine that it is likely that a corporate loan will not be collected in full, the loan is evaluated for a potential write down of the carrying value. After consideration of a number of factors, including the borrower's ability to restructure the loan, alternative sources of repayment, and other factors affecting the borrower's ability to repay the debt, the portion of the loan deemed to be a confirmed loss, if any, is charged off. For collateral-dependent loans secured by real estate, the amount of the loan considered a confirmed loss and charged off is generally equal to the difference between the recorded investment in the loan and the collateral's appraised value less estimated costs to sell. For commercial and industrial loans, we evaluate all sources of repayment to arrive at the amount considered to be a loss and charged off.

Corporate banking and credit risk managers also meet regularly to review criticized loans (i.e., loans that are rated special mention or worse as defined by bank regulators). Additional charge-offs are taken when the value of the collateral changes or there is an adverse change in the expected cash flows.

Substantially all residential mortgage loans over 60 days past due are reviewed to determine loan status, collection strategy and charge-off recommendations. Charge-offs are typically considered on residential mortgage loans once the loans are delinquent 90 days or more and then generally taken before the loan is 120 days past due. A charge-off is taken against the allowance for credit losses for the difference between the loan amount and the amount that we estimate will ultimately be collected, based on the value of the underlying collateral less estimated costs to sell. We predominantly use broker price opinions for these valuations. If a loan remains in pre-foreclosure status for more than nine months, an updated valuation is obtained to determine if further charge-offs are necessary.

Allowance for Credit Losses

The measurement of the allowance for credit losses, which includes the allowance for loan losses and the reserve for unfunded lending commitments, is based on management's best estimate of lifetime expected credit losses inherent in our company's relevant financial assets.

The expected credit losses on our loan portfolio are referred to as the allowance for loan losses and are reported separately as a contra-asset to loans on the consolidated statement of financial condition. The expected credit losses for unfunded lending commitments, including standby letters of credit and binding unfunded loan commitments, are reported on the consolidated statement of financial condition in accounts payable and accrued expenses. The provision for loan losses related to the loan portfolio and the provision for unfunded lending commitments are reported in the consolidated statement of operations in provision for credit losses.

For loans, the expected credit loss is typically estimated using quantitative methods that consider a variety of factors, such as historical loss experience derived from proxy data, the current credit quality of the portfolio, as well as an economic outlook over the life of the loan. The life of the loan for closed-ended products is based on the contractual maturity of the loan adjusted for any expected prepayments. The contractual maturity includes any extension options that are at the sole discretion of the borrower. For open-ended products, the expected credit loss is determined based on the maximum repayment term associated with future draws from credit lines.

In our loss forecasting framework, we incorporate forward-looking information using macroeconomic scenarios applied over the forecasted life of the assets. These macroeconomic scenarios include variables that have historically been key drivers of increases and decreases in credit losses. These variables include, but are not limited to, unemployment rates, real estate prices, gross domestic product levels, corporate bond spreads, and long-term interest rate forecasts. To estimate losses for contractual periods that extend beyond the forecast horizon, we revert to an average historical loss experience. As any one economic outlook is inherently uncertain, we leverage multiple scenarios. The scenarios that are chosen each quarter and the amount of weighting given to each scenario depend on a variety of factors, including recent economic events, leading economic indicators, and industry trends. The reserve for unfunded lending commitments is estimated using the same scenarios, models, and economic data as the loan portfolio.

The allowance for loan losses includes adjustments for qualitative reserves based on our company's assessment that may not be adequately represented in the quantitative methods or the economic assumptions described above. For example, factors that we consider include changes in lending policies and procedures, business conditions, the nature and size of the portfolio, portfolio concentrations, the volume and severity of past due loans and nonaccrual loans, the effect of external factors such as competition, and legal and regulatory requirements, among others. Further, we consider the inherent uncertainty in quantitative models that are built on historical data. As a result of the uncertainty inherent in the quantitative models, other quantitative and qualitative factors are considered in adjusting allowance amounts, including, but not limited to, the following: model imprecision, imprecision in macroeconomic scenario forecasts, or changes in the economic environment affecting specific portfolio segments that deviate from the macroeconomic forecasts. The evaluation is inherently subjective, as it requires estimates that are susceptible to significant revision as more information becomes available. Depending on changes in circumstances, future assessments of credit risk may yield materially different results from the prior estimates, which may require an increase or a decrease in the allowance for loan losses.

Investments

Our broker-dealer subsidiaries report changes in fair value of marketable and non-marketable securities in other income in the consolidated statements of operations. The fair value of marketable investments is generally based on either quoted market or dealer prices. The fair value of non-marketable securities is based on management's estimate using the best information available, which generally consists of quoted market prices for similar securities and internally developed discounted cash flow models.

Investments in the consolidated statements of financial condition contain investments in securities that are marketable and securities that are not readily marketable. These investments are not included in our broker-dealer trading inventory or available-for-sale or held-to-maturity portfolios and represent the acquiring and disposing of debt or equity instruments for our benefit.

Fixed Assets, Net

Office equipment is depreciated on a straight-line basis over the estimated useful life of the asset of two to seven years. Leasehold improvements are amortized on a straight-line basis over the lesser of the estimated useful life of the asset or the term of the lease. Buildings and building improvements are amortized on a straight-line basis over the estimated useful life of the asset of three to thirty-nine years. Internally developed software is amortized on a straight-line basis over the estimated useful life of the asset. Depreciation expense is recorded in occupancy and equipment rental in the consolidated statements of operations. Office equipment, leasehold improvements, and internally developed software are stated at cost net of accumulated depreciation and amortization in the consolidated statements of financial condition. Fixed assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of such assets may not be recoverable.

Aircraft Engines Held for Operating Lease

Aircraft engines held for operating lease are stated at cost, less accumulated depreciation and are included in fixed assets, net in the consolidated statements of financial condition. Certain costs incurred in connection with the acquisition of aircraft engines are capitalized as part of the cost of such assets. Major overhauls paid for by our company, which improve functionality or extend the original useful life, are capitalized and depreciated over the shorter of the estimated period to the next overhaul ("deferral method") or the remaining useful life of the equipment. We do not accrue for planned major maintenance. The cost of overhauls of aircraft engines under long-term leases, for which the lessee is responsible for maintenance during the period of the lease, are paid for by the lessee or from reimbursable maintenance reserves paid to our company in accordance with the lease and are not capitalized.

We depreciate aircraft engines on a straight-line basis over a 30-year period from the acquisition date to a 15% residual value. We review the useful life

and residual values of all engines periodically as demand changes to accurately depreciate the cost of equipment over the useful life of the engines.

Goodwill and Intangible Assets

Goodwill represents the cost of acquired businesses in excess of the fair value of the related net assets acquired. We test goodwill for impairment on an annual basis and on an interim basis when certain events or circumstances exist. We test goodwill for impairment on an annual basis as of October 1 and on an interim basis when certain events or circumstances exist. Evaluating goodwill for impairment requires management to make significant judgments, including, in part, the use of unobservable inputs that are subject to uncertainty. Goodwill impairment tests are performed at the reporting unit level, which is generally at the level of or one level below our business segments. Goodwill no longer retains its association with a particular acquisition once it has been assigned to a reporting unit. As such, all the activities of a reporting unit, whether acquired or organically developed, are available to support the value of the goodwill. For both the annual and interim tests, we have the option to either (i) perform a quantitative impairment test or (ii) first perform a qualitative assessment to determine whether it is more likely than not that the fair value of a reporting unit is less than its carrying amount, in which case the quantitative test would be performed.

When performing a quantitative impairment test, we compare the fair value of a reporting unit with its carrying amount, including goodwill. If the fair value of the reporting unit is less than its carrying amount, the goodwill impairment loss is equal to the excess of the carrying value over the fair value, limited to the carrying amount. The carrying value of each reporting unit is determined based on the capital allocated to the reporting unit. The estimated fair value of the reporting units is derived based on valuation techniques we believe market participants would use. The estimated fair values are generally determined by utilizing a discounted cash flow methodology or methodologies that incorporate price-to-book and price-to-earnings multiples of certain comparable companies for goodwill impairment testing. The Company performed impairment testing on October 1, 2024, with no impairment charges resulting from the annual impairment test.

Identifiable intangible assets, which are amortized over their estimated useful lives, are tested for potential impairment whenever events or changes in circumstances suggest that the carrying value of an asset or asset group may not be fully recoverable.

Loans and Advances to Financial Advisors and Other Employees, Net

We offer transition pay, principally in the form of upfront loans, to financial advisors and certain key revenue producers as part of our company's overall growth strategy. These loans are generally forgiven by a charge to compensation and benefits over a five- to ten-year period if the individual satisfies certain conditions, usually based on continued employment and certain performance standards. We monitor and compare individual financial advisor production to each loan issued to ensure future recoverability. In the event that the financial advisor is no longer affiliated with us, any unpaid balance of such loan becomes immediately due and payable to us. In determining the allowance for doubtful accounts related to former employees, management primarily considers our historical collection experience as well as other factors, including amounts due at termination, the reasons for the terminated relationship, and the former financial advisor's overall financial position. When the review of these factors indicates that further collection activity is highly unlikely, the outstanding balance of such loan is written-off and the corresponding allowance is reduced. The aging of this receivable balance is not a determinative factor in computing our allowance for doubtful accounts, as concerns regarding the recoverability of these loans primarily arise in the event that the financial advisor is no longer affiliated with us. We present the outstanding balance of loans to financial advisors on our consolidated statements of financial condition, net of the allowance for doubtful accounts. Our allowance for doubtful accounts was approximately $31.7 million and $26.8 million at December 31, 2024 and 2023, respectively.

Derivative Instruments

In order to mitigate the interest rate exposure associated with its customer transactions, the Company also enters into offsetting derivative transactions with derivative dealers. We recognize all of our derivative instruments at fair value as either assets or liabilities in the consolidated statements of financial condition, with changes in fair value recorded through earnings in principal transactions, net. These instruments are recorded in other assets or accounts payable and accrued expenses in the consolidated statements of financial condition and in the operating section of the consolidated statements of cash flows as increases or decreases of other assets and accounts payable and accrued expenses. Derivatives consist of interest rate swaps and options. Interest rate swaps are contractual agreements that convert the interest rate bases (i.e., fixed or floating) on an underlying financial asset or liability. Interest rate options grant the option holder the right to buy or sell an underlying financial instrument for a predetermined price before the contract expires. Our company's policy is not to offset fair value amounts recognized for derivative instruments and fair value amounts recognized for the right to reclaim cash collateral or the obligation to return cash collateral arising from derivative instruments recognized at fair value executed with the same counterparty under master netting arrangements. The accounting for changes in the fair value (i.e., gains and losses) of a derivative instrument depends on whether it has been designated and qualifies as part of a hedging relationship and, further, on the type of hedging relationship. For those derivative instruments that are designated and qualify as hedging instruments, we must also designate the hedging instrument or transaction, based upon the exposure being hedged. See Note 14 for additional details.

Revenue Recognition

Customer securities transactions are recorded on a settlement date basis, with related commission revenues and expenses recorded on a trade date basis. Commission revenues are recorded as the amount charged to the customer, which, in certain cases, may include varying discounts. Principal securities transactions are recorded on a trade date basis. We typically distribute our proprietary equity research products to our client base of institutional investors at no charge. These proprietary equity research products are accounted for as a cost of doing business.

Investment Banking

Revenues from investment banking activities consist of revenues earned from underwriting, primarily equity and fixed income securities and loan syndications, and advisory fees, primarily for mergers, acquisitions, and restructurings.

Underwriting revenues are generally recognized on trade date if there is no uncertainty or contingency related to the amount to be paid.

Advisory revenues from mergers and acquisitions engagements are recognized at a point in time when the related transaction is completed, as the performance obligation is to successfully broker a specific transaction.

Underwriting expenses are recognized as non-interest expense in other operating expenses in the consolidated statements of operations, and any expense reimbursements are recognized as investment banking revenues (i.e., expenses are not netted against revenues).

Advisory expenses are deferred only to the extent they are explicitly reimbursable by the client and the related revenue has not been recognized. All other investment banking advisory related expenses, including expenses incurred related to restructuring assignments, are expensed as incurred in the relevant non-interest expense line items.

Asset management

We earn management and performance fees in connection with investment advisory services provided to institutional and individual clients. Investment advisory fees are charged based on the value of assets in fee-based accounts and are affected by changes in the balances of client assets due to market fluctuations and levels of net new client assets. Fees are charged either in advance based on fixed rates applied to the value of the customers' account at the beginning of the period or periodically based on contracted rates and account performance. Contracts can be terminated at any time with no incremental payments due to our company upon termination. If the contract is terminated by the customer, fees are prorated for the period and fees charged for the post termination period are refundable to the customer.

We earn fees from the investment partnerships that we manage or of which we are a general partner. Such management fees are generally based on the net assets or committed capital of the underlying partnerships. We have agreed, in certain cases, to waive management fees, in lieu of making a cash contribution, in satisfaction of our general partner investment commitments to the investment partnerships. In these cases, we generally recognize our management fee revenues at the time when we are allocated a special profit interest in realized gains from these partnerships.

Interest revenue

We recognize interest revenue in the period earned based upon average or daily asset balances, contractual cash flows, and interest rates. Interest revenue represents interest earned on bank loans, investment securities, margin loans, trading inventory, cash and cash equivalents, securities borrowed transactions, and resale agreements.

Operating Leases

Our company enters into operating leases for real estate, office equipment, and other assets, substantially all of which are used in connection with its operations. We recognize, for leases longer than one year, a right-of-use asset representing the right to use the underlying asset for the lease term, and a lease liability representing the liability to make payments. The lease term is generally determined based on the contractual maturity of the lease. For leases where our company has the option to terminate or extend the lease, an assessment of the likelihood of exercising the option is incorporated into the determination of the lease term. Such assessment is initially performed at the inception of the lease and is updated if events occur that impact the original assessment.

An operating lease right-of-use asset is initially determined based on the operating lease liability, adjusted for initial direct costs, lease incentives, and amounts paid at or prior to lease commencement. This amount is then amortized over the lease term. At December 31, 2024, the right-of-use assets are included in operating lease right-of-use assets, net with the corresponding lease liabilities included in lease liabilities, net in the consolidated statements of financial condition. See Note 20 for information about operating leases.

For leases where our company ceased using the space and management has concluded that it will not derive any future economic benefits, we record an impairment of right-of-use assets.

Income Taxes

We compute income taxes using the asset and liability method, under which deferred income taxes are provided for the temporary differences between the financial statement carrying amounts and the tax basis of our company's assets and liabilities. We establish a valuation allowance for deferred tax assets if it is more likely than not that these items will either expire before we are able to realize their benefits, or that future deductibility is uncertain.

We recognize the tax benefit from an uncertain tax position only if it is more likely than not that the tax position will be sustained on examination by the taxing authorities, based on the technical merits of the position. The tax benefits recognized in the consolidated financial statements from such a position are measured based on the largest benefit that has a greater than 50% likelihood of being realized upon ultimate settlement. We recognize interest and penalties related to uncertain tax positions in provision for income taxes in the consolidated statements of operations. See Note 25 for additional information regarding income taxes.

Foreign Currency Translation

We consolidate our foreign subsidiaries, which have designated their local currency as their functional currency. Assets and liabilities of these foreign subsidiaries are translated at year-end rates of exchange. Revenues and expenses are translated at an average rate for the period. Gains or losses resulting from translating foreign currency financial statements are reflected in accumulated other comprehensive income, a separate component of Stifel Financial Corp. shareholders' equity, net of hedging activity. Gains or losses resulting from foreign currency transactions are included in other income in the consolidated statements of operations.

Recently Issued Accounting Guidance

Income Taxes

In December 2023, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") 2023-09, "Income Taxes (Topic 240): Improvements to Income Tax Disclosures," which requires additional disclosure and disaggregated information in the Income Tax Rate reconciliation using both percentages and reporting currency amounts, with additional qualitative explanations of individually significant reconciling items. The updated guidance also requires disclosure of the amount of income taxes paid (net of refunds received) disaggregated by jurisdictional categories (federal (national), state, and foreign). The accounting update is effective for annual periods beginning after December 15, 2024 (January 1, 2025 for our company), with early adoption permitted. We are currently assessing the updated guidance; however, it is not expected to have a material impact to our consolidated financial statements.

Income Statement Expenses

In November 2024, the FASB issued ASU No. 2024-03("ASU 2024-03"), Disaggregation of Income Statement Expenses. The guidance primarily will require enhanced disclosures about certain types of expenses. The amendments in ASU 2024-03 are effective for fiscal years beginning after December 15, 2026 (January 1, 2027 for our company), and interim periods within fiscal years beginning after December 15, 2027, and may be applied either on a prospective or retrospective basis. We are evaluating the impact of the accounting update on our disclosures.

Recently Adopted Accounting Guidance

Fair Value Measurement

In June 2022, the FASB issued ASU 2022-03, "Fair Value Measurement of Equity Securities Subject to Contractual Sale Restrictions" (ASU 2022-03), an update to ASC Topic 820 – Fair Value Measurement. The amendments in ASU 2022-03 clarify that a contractual restriction on the sale of an equity security is not considered part of the unit of account of the equity security and, therefore, is not considered in measuring fair value. The amendments clarify that an entity cannot, as a separate unit of account, recognize and measure a contractual sale restriction. The amendments require new disclosures related to equity securities subject to contractual sale restrictions, including the fair value of such equity securities, the nature and remaining duration of the corresponding restrictions, and any circumstances that could cause a lapse in the restrictions.

The amendments are effective for annual reporting periods beginning after December 15, 2023 (January 1, 2024, for our company), and for the interim periods within those annual reporting periods. The adoption of the accounting update did not have a material impact on our consolidated financial statements.

Leases

In March 2023, the FASB issued ASU 2023-01, "Leases (Topic 842): Common Control Arrangements," which requires entities to classify and account for leases with related parties on the basis of legally enforceable terms and conditions of the arrangement. The accounting update is effective for interim and annual periods beginning after December 15, 2023 (January 1, 2024, for our company). The adoption of the accounting update did not have a material impact on our consolidated financial statements.

Segment Reporting

In November 2023, the FASB issued ASU 2023-07, "Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures," which requires enhanced disclosures for significant expenses by reportable operating segment. Significant expense categories and amounts are those regularly provided to the chief operating decision maker (CODM) and included in the measure of a segment's profit or loss. The updated guidance requires us to disclose the title and position of our CODM, including an explanation of how our CODM uses the reported measure(s) of segment profit or loss in assessing segment performance and deciding how to allocate resources. The accounting update is effective for annual periods beginning after December 15, 2023, and interim periods within fiscal years beginning after December 15, 2024. The adoption of the accounting update did not have a material impact on our consolidated financial statements. See Note 26 for additional information on segment reporting.

NOTE 3 – Acquisitions

CB Resource and Finance 500

On August 1, 2024, the Company acquired Finance 500, Inc. ("Finance 500") and CB Resource, Inc. ("CBR"), which operate as strategic partners under common ownership. Finance 500 is a brokerage and investment services provider focused on underwriting FDIC-insured Certificates of Deposit and fixed income securities trading. CBR integrates ERM, strategic and capital plan solutions, and industry analytics through its fully integrated tech-enabled platform. Consideration for this acquisition consisted of cash from operations.

The acquisition was accounted for under the acquisition method of accounting in accordance with ASC 805 ("ASC Topic 805"), "Business Combinations." Accordingly, goodwill was measured as the excess of the acquisition-date fair value of the consideration transferred over the amount of acquisition-date identifiable assets acquired net of assumed liabilities. We recorded $6.8 million of goodwill in the consolidated statement of financial condition, which has been allocated to our company's Institutional Group segment. Identifiable intangible assets purchased by our company consisted of customer relationships, acquired technology, trade name, and non-compete agreements with an acquisition-date fair value of $4.5 million.

The goodwill represents the value expected from the synergies created through the operational enhancement benefits that will result from the integration of the CBR and Finance 500 businesses. Goodwill will not be deductible for federal income tax purposes.

Pro forma information is not presented because the acquisition is not considered to be material, as defined by the SEC. The results of operations of CBR and Finance 500 have been included in our results prospectively from the date of acquisition.

Sierra Pacific Securities, LLC

On August 1, 2023, the Company acquired Sierra Pacific Securities, LLC ("Sierra Pacific"), an algorithmic trading-focused, fixed income market-making firm. Consideration for this acquisition consisted of cash from operations.

The acquisition was accounted for under the acquisition method of accounting in accordance with ASC 805 ("ASC Topic 805"), "Business Combinations." Accordingly, goodwill was measured as the excess of the acquisition-date fair value of the consideration transferred over the amount of acquisition-date identifiable assets acquired net of assumed liabilities. We recorded $6.8 million of goodwill in the consolidated statement of financial condition, which has been allocated to our company's Institutional Group segment. Identifiable intangible assets purchased by our company consisted of acquired technology and non-compete agreements with an acquisition-date fair value of $18.1 million.

The goodwill represents the value expected from the synergies created through the operational enhancement benefits that will result from the integration of the Sierra Pacific business. Goodwill will not be deductible for federal income tax purposes.

Pro forma information is not presented because the acquisition is not considered to be material, as defined by the SEC. The results of operations of Sierra Pacific have been included in our results prospectively from the date of acquisition.

Torreya Partners LLC

On March 1, 2023, the Company acquired Torreya Partners LLC ("Torreya"), an independent M&A and private capital advisory firm that serves the global life sciences industry. Consideration for this acquisition consisted of cash from operations.

The acquisition was accounted for under the acquisition method of accounting in accordance with ASC 805 ("ASC Topic 805"), "Business Combinations." Accordingly, goodwill was measured as the excess of the acquisition-date fair value of the consideration transferred over the amount of acquisition-date identifiable assets acquired net of assumed liabilities. We recorded $55.1 million of goodwill in the consolidated statement of financial condition, which has been allocated to our company's Institutional Group segment. Identifiable intangible assets purchased by our company consisted of backlog, customer relationships, and non-compete agreements with an acquisition-date fair value of $5.3 million.

The goodwill represents the value expected from the synergies created through the operational enhancement benefits that will result from the integration of the Torreya business. A majority of goodwill is expected to be deductible for federal income tax purposes.

Pro forma information is not presented because the acquisition is not considered to be material, as defined by the SEC. The results of operations of Torreya have been included in our results prospectively from the date of acquisition.

NOTE 4 – Receivables From and Payables to Brokers, Dealers, and Clearing Organizations

Amounts receivable from brokers, dealers, and clearing organizations at December 31, 2024 and 2023, included *(in thousands)*:

	December 31,	
	2024	2023
Deposits paid for securities borrowed	$269,831	$215,368
Receivable from clearing organizations	201,748	178,991
Securities failed to deliver	14,886	19,785
	$486,465	$414,144

Amounts payable to brokers, dealers, and clearing organizations at December 31, 2024 and 2023, included *(in thousands)*:

	December 31,	
	2024	2023
Deposits received from securities loaned	$178,928	$135,693
Securities failed to receive	25,010	91,636
Payable to clearing organizations	11,311	4,407
	$215,249	$231,736

Deposits paid for securities borrowed approximate the market value of the securities. Securities failed to deliver and receive represent the contract value of securities that have not been delivered or received on settlement date.

NOTE 5 – Fair Value Measurements

We measure certain financial assets and liabilities at fair value on a recurring basis, including financial instruments owned, available-for-sale securities, investments, financial instruments sold, but not yet purchased, and derivatives.

We generally utilize third-party pricing services to value Level 1 and Level 2 available-for-sale investment securities, as well as certain derivatives designated as cash flow hedges. We review the methodologies and assumptions used by the third-party pricing services and evaluate the values provided, principally by comparison with other available market quotes for similar instruments and/or analysis based on internal models using available third-party market data. We may occasionally adjust certain values provided by the third-party pricing service when we believe, as the result of our review, that the adjusted price most appropriately reflects the fair value of the particular security.

Following are descriptions of the valuation methodologies and key inputs used to measure financial assets and liabilities recorded at fair value. The descriptions include an indication of the level of the fair value hierarchy in which the assets or liabilities are classified.

Financial Instruments Owned and Available-For-Sale Securities

When available, the fair value of financial instruments is based on quoted prices in active markets and reported in Level 1. Level 1 financial instruments include highly liquid instruments with quoted prices, primarily U.S. government securities and corporate equity securities listed in active markets.

If quoted prices are not available for identical instruments, fair values are obtained from pricing services, broker quotes, or other model-based valuation techniques with observable inputs, such as the present value of estimated cash flows, and reported as Level 2. The nature of these financial instruments include instruments for which quoted prices are available but traded less frequently, instruments whose fair value has been derived using a model where inputs to the model are directly observable in the market, or can be derived principally from or corroborated by observable market data, and instruments that are fair valued using other financial instruments, the parameters of which can be directly observed. Level 2 financial instruments include U.S. government agency securities, agency mortgage-backed securities, asset-backed securities, fixed income and equity securities infrequently traded, state and municipal securities, and non-agency mortgage-backed securities and sovereign debt securities, included in other in the table below.

We have identified Level 3 financial instruments to include certain asset-backed securities and syndicated loans, included in other in the table below, with unobservable pricing inputs. Level 3 financial instruments have little to no pricing observability as of the report date. These financial instruments do not have active two-way markets and are measured using management's best estimate of fair value, where the inputs into the determination of fair value require significant management judgment or estimation.

Investments

Investments carried at fair value primarily include corporate equity securities, auction-rate securities ("ARS"), and private company investments.

Corporate equity securities are primarily valued based on quoted prices in active markets and reported in Level 1. Corporate equity securities that have little to no pricing observability are reported in Level 3.

ARS are primarily valued based upon our expectations of issuer redemptions and using internal discounted cash flow models that utilize unobservable inputs. ARS are reported as Level 3 assets. Private company investments are primarily valued based upon internally developed models. These valuations require significant management judgment due to the absence of quoted market prices, the inherent lack of liquidity, and their long-term nature. Typically, the initial costs of these investments are considered to represent fair market value, as such amounts are negotiated between willing market participants. Private company investments are primarily reported as Level 3 assets.

Investments at fair value include investments in funds, including certain money market funds that are measured at net asset value ("NAV"). The Company uses NAV to measure the fair value of its fund investments when (i) the fund investment does not have a readily determinable fair value and (ii) the NAV of the investment fund is calculated in a manner consistent with the measurement principles of investment company accounting, including measurement of the underlying investments at fair value.

The Company's investments in funds measured at NAV include partnership interests, mutual funds, money market funds, and private equity funds.

Private equity funds primarily invest in a broad range of industries worldwide in a variety of situations, including leveraged buyouts, recapitalizations, growth investments, and distressed investments. The private equity funds are primarily closed-end funds in which the Company's investments are generally not eligible for redemption. Distributions will be received from these funds as the underlying assets are liquidated or distributed.

The general and limited partnership interests in investment partnerships were primarily valued based upon NAVs received from third-party fund managers. The various partnerships are investment companies, which record their underlying investments at fair value based on fair value policies established by management of the underlying fund. Fair value policies at the underlying fund generally require the funds to utilize pricing/valuation information, including independent appraisals, from third-party sources. However, in some instances, current valuation information for illiquid securities or securities in markets that are not active may not be available from any third-party source or fund management may conclude that the valuations that are available from third-party sources are not reliable. In these instances, fund management may perform model-based analytical valuations that may be used as an input to value these investments.

The table below presents the fair value of our investments in, and unfunded commitments to, funds that are measured at NAV *(in thousands)*:

	December 31, 2024		December 31, 2023	
	Fair value of investments	Unfunded commitments	Fair value of investments	Unfunded commitments
Partnership interests	$ 29,277	$ 19,509	$ 24,261	$ 14,454
Money market funds	1,932	—	4,706	—
Mutual funds	574	—	3,632	—
Private equity funds	344	—	368	1,181
Total	$32,127	$19,509	$32,967	$15,635

Financial Instruments Sold, But Not Yet Purchased

Financial instruments sold, but not purchased, recorded at fair value based on quoted prices in active markets and other observable market data include highly liquid instruments with quoted prices, such as U.S. government securities and corporate equity securities listed in active markets, which are reported as Level 1.

If quoted prices are not available, fair values are obtained from pricing services, broker quotes, or other model-based valuation techniques with observable inputs, such as the present value of estimated cash flows, and reported as Level 2. The nature of these financial instruments include instruments for which quoted prices are available but traded less frequently, instruments whose fair value has been derived using a model where inputs to the model are directly observable in the market, or can be derived principally from or corroborated by observable market data, and instruments that are fair valued using other financial instruments, the parameters of which can be directly observed. Level 2 financial instruments include agency mortgage-backed securities not actively traded, fixed income securities, U.S. government agency securities, sovereign debt, state and municipal securities, and asset-backed securities, included in other in the table below.

We have identified Level 3 financial instruments to include syndicated loans, included in other in the table below. Level 3 financial instruments have little to no pricing observability as of the report date. These financial instruments do not have active two-way markets and are measured using management's best estimate of fair value, where the inputs into the determination of fair value require significant management judgment or estimation.

Derivatives

Derivatives are valued using quoted market prices for identical instruments when available or observable inputs from forward and futures yield curves. The valuation models used require market observable inputs, including contractual terms, market prices, yield curves, credit curves, and measures of volatility. We have classified our derivatives as Level 2. The counterparties to most of our company's derivative transactions represent regulated banks, bank holding companies, and derivative clearing houses. Management has determined that the counterparty credit risk associated with its derivative transactions is not significant. Accordingly, the recorded fair values for these transactions have not been adjusted to reflect counterparty credit risk.

Assets and liabilities measured at fair value on a recurring basis as of December 31, 2024, are presented below *(in thousands)*:

	December 31, 2024			
	Total	Level 1	Level 2	Level 3
Financial Instruments owned:				
U.S. government securities	$ 20,045	$ 20,045	$ —	$ —
U.S. government agency securities	149,479	—	149,479	—
Agency mortgage-backed securities	262,629	—	262,629	—
Asset-backed securities	113,033	—	111,999	1,034
Corporate securities:				
Fixed income securities	274,207	507	273,700	—
Equity securities	50,787	50,472	315	—
State and municipal securities	229,342	—	229,342	—
Other[1]	69,486	—	11,019	58,467
Total financial instruments owned	1,169,008	71,024	1,038,483	59,501
Available-for-sale securities:				
U.S. government agency securities	2,266	—	2,266	—
State and municipal securities	2,349	—	2,349	—
Mortgage-backed securities:				
Agency	921,563	—	921,563	—
Commercial	67,956	—	67,956	—
Non-agency	199	—	199	—
Corporate fixed income securities	463,992	—	463,992	—
Asset-backed securities	126,273	—	126,273	—
Total available-for-sale securities	1,584,598	—	1,584,598	—
Investments:				
Corporate equity securities	30,227	14,661	1	15,565
Auction rate securities	558	—	—	558
Other[2]	14,378	30	—	14,348
Investments in funds and partnerships measured at NAV	30,195			
Total investments	75,358	14,691	1	30,471
Derivative contracts[3]	110,814	—	110,814	—
Subtotal	2,939,778	85,715	2,733,896	89,972
Cash equivalents measured at NAV	1,932			
Total assets at fair value on a recurring basis	$2,941,710	$ 85,715	$2,733,896	$89,972
Liabilities:				
Financial instruments sold, but not yet purchased:				
U.S. government securities	$ 370,373	$370,373	$ —	$ —
Agency mortgage-backed securities	65,946	—	65,946	—
Corporate securities:				
Fixed income securities	174,425	—	174,425	—
Equity securities	34,437	34,437	—	—
Other[4]	1,090	—	—	1,090
Total financial instruments sold, but not yet purchased	646,271	404,810	240,371	1,090
Derivative contracts[5]	110,825	—	110,825	—
Total liabilities at fair value on a recurring basis	$ 757,096	$404,810	$ 351,196	$ 1,090

[1] Includes syndicated loans, non-agency mortgage-backed securities, and sovereign debt.
[2] Primarily includes private company investments.
[3] Included in other assets in the consolidated statements of financial condition.
[4] Includes syndicated loans.
[5] Included in accounts payable and accrued expenses in the consolidated statements of financial condition.

Assets and liabilities measured at fair value on a recurring basis as of December 31, 2023, are presented below *(in thousands)*:

	December 31, 2023			
	Total	Level 1	Level 2	Level 3
Financial Instruments owned:				
U.S. government securities	$ 32,411	$ 32,411	$ —	$ —
U.S. government agency securities	106,634	—	106,634	—
Agency mortgage-backed securities	159,903	—	159,903	—
Asset-backed securities	19,604	—	18,106	1,498
Corporate securities:				
Fixed income securities	237,671	210	237,461	—
Equity securities	52,520	52,158	362	—
State and municipal securities	223,155	—	223,155	—
Other[1]	86,843	—	3,879	82,964
Total financial instruments owned	918,741	84,779	749,500	84,462
Available-for-sale securities:				
U.S. government agency securities	2,219	—	2,219	—
State and municipal securities	2,351	—	2,351	—
Mortgage-backed securities:				
Agency	746,170	—	746,170	—
Commercial	66,671	—	66,671	—
Non-agency	261	—	261	—
Corporate fixed income securities	556,161	—	556,161	—
Asset-backed securities	177,853	—	177,853	—
Total available-for-sale securities	1,551,686	—	1,551,686	—
Investments:				
Corporate equity securities	22,406	10,313	215	11,878
Auction rate securities	783	—	—	783
Other[2]	39,655	73	115	39,467
Investments in funds and partnerships measured at NAV	28,261			
Total investments	91,105	10,386	330	52,128
Derivative contracts[3]	118,668	—	118,668	—
Subtotal	2,680,200	95,165	2,420,184	136,590
Cash equivalents measured at NAV	4,706			
Total assets at fair value on a recurring basis	$2,684,906	$ 95,165	$2,420,184	$136,590
Liabilities:				
Financial instruments sold, but not yet purchased:				
U.S. government securities	$ 273,653	$273,653	$ —	$ —
U.S. government agency securities	4,924	—	4,924	—
Agency mortgage-backed securities	52,664	—	52,664	—
Corporate securities:				
Fixed income securities	138,359	—	138,359	—
Equity securities	21,576	21,576	—	—
Other[4]	6,565	—	2,729	3,836
Total financial instruments sold, but not yet purchased	497,741	295,229	198,676	3,836
Derivative contracts[5]	118,651	—	118,651	—
Total liabilities at fair value on a recurring basis	$ 616,392	$295,229	$ 317,327	$ 3,836

[1] Includes syndicated loans, non-agency mortgage-backed securities, and sovereign debt.
[2] Primarily includes private company investments.
[3] Included in other assets in the consolidated statements of financial condition.
[4] Includes syndicated loans, state and municipal securities, and asset-backed securities.
[5] Included in accounts payable and accrued expenses in the consolidated statements of financial condition.

The following table summarizes the changes in fair value associated with Level 3 financial instruments during the year ended December 31, 2024 (in thousands):

| | Year Ended December 31, 2024 | | | | |
| | Financial instruments owned | | | Investments | |
	Asset-Backed Securities	Syndicated Loans	Corporate Equity Securities	Auction Rate Securities	Other
Balance at December 31, 2023	$ 1,498	$ 82,964	$11,878	$ 783	$ 39,467
Unrealized gains/(losses)	—	1,673	3,687	-	(119)
Realized gains/(losses)	1,542	(3,252)	—	—	—
Purchases	—	54,335	—	—	—
Sales	—	(49,810)	—	—	—
Redemptions	(2006)	(25,718)	—	(225)	—
Transfers into Level 3	—	—	—	—	—
Transfers out of Level 3	—	(1,725)	—	—	(25,000)
Net change	(464)	(24,497)	3,687	(225)	(25,119)
Balance at December 31, 2024	$ 1,034	$ 58,467	$15,565	$ 558	$ 14,348

The following table summarizes the changes in fair value associated with Level 3 financial instruments during the year ended December 31, 2023 (in thousands):

| | Year Ended December 31, 2023 | | | | |
| | Financial instruments owned | | | Investments | |
	Asset-Backed Securities	Syndicated Loans	Corporate Equity Securities	Auction Rate Securities	Other
Balance at December 31, 2022	$ 2,179	$ 69,888	$11,878	$14,681	$ 36,974
Unrealized gains/(losses)	—	(15)	—	2	993
Realized gains/(losses)	1,007	(2,161)	—	(232)	—
Purchases	—	69,881	—	—	1,500
Sales	—	(35,988)	—	—	—
Redemptions	(1,688)	(18,641)	—	(13,668)	—
Net change	(681)	13,076	—	(13,898)	2,493
Balance at December 31, 2023	$ 1,498	$ 82,964	$11,878	$ 783	$ 39,467

The results included in the tables above are only a component of the overall investment strategies of our company. The tables above do not present Level 1 or Level 2 valued assets or liabilities. The changes in unrealized gains/(losses) recorded in earnings for the years ended December 31, 2024 and 2023, relating to Level 3 assets still held at December 31, 2024, were immaterial.

The fair value of certain Level 3 assets was determined using various methodologies, as appropriate, including third-party pricing vendors and broker quotes. These inputs are evaluated for reasonableness through various procedures, including due diligence reviews of third-party pricing vendors, variance analyses, consideration of current market environment, and other analytical procedures.

The fair value for our auction rate securities was determined using an income approach based on an internally developed discounted cash flow model. The discounted cash flow model utilizes two significant unobservable inputs: discount rate and workout period. Significant increases in any of these inputs in isolation would result in a significantly lower fair value. On an ongoing basis, management verifies the fair value by reviewing the appropriateness of the discounted cash flow model and its significant inputs.

Fair Value of Financial Instruments

The following reflects the fair value of financial instruments, as of December 31, 2024 and 2023, whether or not recognized in the consolidated statements of financial condition at fair value *(in thousands)*:

	December 31, 2024		December 31, 2023	
	Carrying Value	Estimated Fair Value	Carrying Value	Estimated Fair Value
Financial assets:				
Cash and cash equivalents	$ 2,648,308	$ 2,648,308	$ 3,361,801	$ 3,361,801
Cash segregated for regulatory purposes	29,895	29,895	162,048	162,048
Securities purchased under agreements to resell	528,976	528,976	349,849	349,849
Financial instruments owned	1,169,008	1,169,008	918,741	918,741
Available-for-sale securities	1,584,598	1,584,598	1,551,686	1,551,686
Held-to-maturity securities	6,524,954	6,547,647	5,888,798	5,852,176
Bank loans	20,731,796	20,229,458	19,305,805	18,259,923
Loans held for sale	578,980	578,980	423,999	423,999
Investments	75,358	75,358	91,105	91,105
Derivative contracts[1]	110,814	110,814	118,668	118,668
Financial liabilities:				
Securities sold under agreements to repurchase	$ 580,170	$ 580,170	$ 417,644	$ 417,644
Bank deposits	29,102,227	27,164,580	27,334,579	25,326,174
Financial instruments sold, but not yet purchased	646,271	646,271	497,741	497,741
Senior notes	616,618	561,851	1,115,629	1,041,217
Debentures to Stifel Financial Capital Trusts	60,000	58,788	60,000	55,507
Derivative contracts[2]	110,825	110,825	118,651	118,651

[1] Included in other assets in the consolidated statements of financial condition.

[2] Included in accounts payable and accrued expenses in the consolidated statements of financial condition.

The following tables present the estimated fair values of financial instruments not measured at fair value on a recurring basis as of December 31, 2024 and December 31, 2023 *(in thousands)*:

	December 31, 2024			
	Total	Level 1	Level 2	Level 3
Financial assets:				
Cash	$ 2,646,376	$2,646,376	$ —	$ —
Cash segregated for regulatory purposes	29,895	29,895	—	—
Securities purchased under agreements to resell	528,976	—	528,976	—
Held-to-maturity securities	6,547,647	—	6,474,140	73,507
Bank loans	20,229,458	—	20,229,458	—
Loans held for sale	578,980	—	578,980	—
Financial liabilities:				
Securities sold under agreements to repurchase	$ 580,170	$ —	$ 580,170	$ —
Bank deposits	27,164,580	—	27,164,580	—
Senior notes	561,851	561,851	—	—
Debentures to Stifel Financial Capital Trusts	58,788	—	—	58,788

	December 31, 2023			
	Total	Level 1	Level 2	Level 3
Financial assets:				
Cash	$ 3,357,095	$3,357,095	$ —	$ —
Cash segregated for regulatory purposes	162,048	162,048	—	—
Securities purchased under agreements to resell	349,849	—	349,849	—
Held-to-maturity securities	5,852,176	—	5,758,130	94,046
Bank loans	18,259,923	—	18,259,923	—
Loans held for sale	423,999	—	423,999	—
Financial liabilities:				
Securities sold under agreements to repurchase	$ 417,644	$ —	$ 417,644	$ —
Bank deposits	25,326,174	—	25,326,174	—
Senior notes	1,041,217	1,041,217	—	—
Debentures to Stifel Financial Capital Trusts	55,507	—	—	55,507

The following, as supplemented by the discussion above, describes the valuation techniques used in estimating the fair value of our financial instruments as of December 31, 2024 and 2023.

Financial Assets

Securities Purchased Under Agreements to Resell

Securities purchased under agreements to resell are collateralized financing transactions that are recorded at their contractual amounts plus accrued interest. The carrying values at December 31, 2024 and 2023 approximate fair value due to their short-term nature.

Held-to-Maturity Securities

Securities held to maturity are recorded at amortized cost based on our company's positive intent and ability to hold these securities to maturity. Securities held to maturity include asset-backed securities, consisting of collateralized loan obligation securities and student loan ARS. The estimated fair value, included in the above table, is determined using several factors; however, primary weight is given to discounted cash flow modeling techniques that incorporated an estimated discount rate based upon recent observable debt security issuances with similar characteristics.

Bank Loans

The fair values of mortgage loans and commercial loans were estimated using a discounted cash flow method, a form of the income approach. Discount rates were determined considering rates at which similar portfolios of loans, with similar remaining maturities, would be made and considering liquidity spreads applicable to each loan portfolio based on the secondary market.

Loans Held for Sale

Loans held for sale consist of fixed-rate and adjustable-rate residential real estate mortgage loans intended for sale. Loans held for sale are stated at lower of cost or market value. Market value is determined based on prevailing market prices for loans with similar characteristics or on sale contract prices.

Financial Liabilities

Securities Sold Under Agreements to Repurchase

Securities sold under agreements to repurchase are collateralized financing transactions that are recorded at their contractual amounts plus accrued interest. The carrying values at December 31, 2024 and 2023 approximate fair value due to the short-term nature.

Bank Deposits

The fair value of interest-bearing deposits, including certificates of deposits, demand deposits, savings, and checking accounts, was calculated by discounting the future cash flows using discount rates based on the replacement cost of funding of similar structures and terms.

Senior Notes

The fair value of our senior notes is estimated based upon quoted market prices.

Debentures to Stifel Financial Capital Trusts

The fair value of our trust preferred securities is based on the discounted value of contractual cash flows. We have assumed a discount rate based on similar type debt instruments.

These fair value disclosures represent our best estimates based on relevant market information and information about the financial instruments. Fair value estimates are based on judgments regarding future expected losses, current economic conditions, risk characteristics of the various instruments, and other factors. These estimates are subjective in nature and involve uncertainties and matters of significant judgment and, therefore, cannot be determined with precision. Changes in the above methodologies and assumptions could significantly affect the estimates.

NOTE 6 – Financial Instruments Owned and Financial Instruments Sold, But Not Yet Purchased

The components of financial instruments owned and trading securities sold, but not yet purchased, at December 31, 2024 and 2023, are as follows *(in thousands)*:

	December 31,	
	2024	2023
Financial instruments owned:		
U.S. government securities	$ 20,045	$ 32,411
U.S. government agency securities	149,479	106,634
Agency mortgage-backed securities	262,629	159,903
Asset-backed securities	113,033	19,604
Corporate securities:		
Fixed income securities	274,207	237,671
Equity securities	50,787	52,520
State and municipal securities	229,342	223,155
Other[1]	69,486	86,843
	$1,169,008	$918,741
Financial instruments sold, but not yet purchased:		
U.S. government securities	$ 370,373	$273,653
Agency mortgage-backed securities	65,946	52,664
Corporate securities:		
Fixed income securities	174,425	138,359
Equity securities	34,437	21,576
Other[2]	1,090	11,489
	$ 646,271	$497,741

[1] Includes syndicated loans, non-agency mortgage-backed securities, and sovereign debt.
[2] Includes syndicated loans, U.S. government agency securities, sovereign debt, state and municipal securities, and asset-backed securities.

At December 31, 2024 and 2023, financial instruments owned in the amount of $597.0 million and $303.2 million, respectively, were pledged as collateral for our repurchase agreements and short-term borrowings. Our financial instruments owned are presented on a trade-date basis in the consolidated statements of financial condition.

Financial instruments sold, but not yet purchased, represent obligations of our company to deliver the specified security at the contracted price, thereby creating a liability to purchase the security in the market at prevailing prices in future periods. We are obligated to acquire the securities sold short at prevailing market prices in future periods, which may exceed the amount reflected in the consolidated statements of financial condition.

NOTE 7 – Available-for-Sale and Held-to-Maturity Securities

The following tables provide a summary of the amortized cost and fair values of the available-for-sale securities and held-to-maturity securities at December 31, 2024 and 2023 *(in thousands)*:

	December 31, 2024			
	Amortized Cost	Gross Unrealized Gains[1]	Gross Unrealized Losses[1]	Fair Value
Available-for-sale securities				
U.S. government agency securities	$ 2,407	$ —	$ (141)	$ 2,266
State and municipal securities	2,350	—	(1)	2,349
Mortgage-backed securities:				
Agency	1,045,344	334	(124,115)	921,563
Commercial	69,430	—	(1,474)	67,956
Non-agency	206	—	(7)	199
Corporate fixed income securities	507,824	—	(43,832)	463,992
Asset-backed securities	127,148	202	(1,077)	126,273
	$1,754,709	$ 536	$(170,647)	$1,584,598
Held-to-maturity securities[2]				
Asset-backed securities	$6,524,954	$26,498	$ (3,805)	$6,547,647

	December 31, 2023			
	Amortized Cost	Gross Unrealized Gains[1]	Gross Unrealized Losses[1]	Fair Value
Available-for-sale securities				
U.S. government agency securities	$ 2,376	$ 5	$ (162)	$ 2,219
State and municipal securities	2,350	1	—	2,351
Mortgage-backed securities:				
Agency	855,456	—	(109,286)	746,170
Commercial	70,326	—	(3,655)	66,671
Non-agency	274	—	(13)	261
Corporate fixed income securities	615,131	—	(58,970)	556,161
Asset-backed securities	181,717	—	(3,864)	177,853
	$1,727,630	$ 6	$(175,950)	$1,551,686
Held-to-maturity securities[2]				
Asset-backed securities	$5,888,798	$ 6,387	$ (43,009)	$5,852,176

[1] Unrealized gains/(losses) related to available-for-sale securities are reported in accumulated other comprehensive income.

[2] Held-to-maturity securities are carried in the consolidated statements of financial condition at amortized cost, and the changes in the value of these securities, other than impairment charges, are not reported on the consolidated financial statements.

We are required to evaluate our available-for-sale and held-to-maturity debt securities for any expected losses with recognition of an allowance for credit losses, when applicable. For more information, see Note 2 – *Summary of Significant Accounting Policies*. At December 31, 2024, we did not have an allowance for credit losses recorded on our investment portfolio.

Accrued interest receivable for our investment portfolio at December 31, 2024 and 2023, was $106.8 million and $95.7 million, respectively, and is reported in other assets in the consolidated statements of financial condition. We do not include reserves for interest receivable in the measurement of the allowance for credit losses.

There were no sales of available-for-sale securities during the year ended December 31, 2024. For the year ended December 31, 2023, we received proceeds of $2.4 million from the sale of available-for-sale securities, which resulted in a realized loss of $7.6 million. For the year ended December 31, 2022, we received proceeds of $80.0 million from the sale of available-for-sale securities, which resulted in a realized gain of $0.1 million.

The table below summarizes the amortized cost and fair values of our securities by contractual maturity *(in thousands)*. Expected maturities may differ significantly from contractual maturities, as issuers may have the right to call or prepay obligations with or without call or prepayment penalties.

	December 31, 2024		December 31, 2023	
	Amortized Cost	Fair Value	Amortized Cost	Fair Value
Available-for-sale securities				
Within one year	$ 78,491	$ 78,080	$ 105,389	$ 104,113
After one year through three years	143,648	137,049	184,975	174,827
After three years through five years	-	-	38,462	34,316
After five years through ten years	395,884	352,736	448,931	398,624
After ten years	1,136,686	1,016,733	949,873	839,806
	$1,754,709	$1,584,598	$1,727,630	$1,551,686
Held-to-maturity securities				
After three years through five years	91,184	91,238	—	—
After five years through ten years	3,063,278	3,075,645	2,754,817	2,740,154
After ten years	3,370,492	3,380,764	3,133,981	3,112,022
	$6,524,954	$6,547,647	$5,888,798	$5,852,176

The maturities of our available-for-sale (fair value) and held-to-maturity (amortized cost) securities at December 31, 2024, are as follows *(in thousands)*:

	Within 1 Year	1-5 Years	5-10 Years	After 10 Years	Total
Available-for-sale securities[1]					
U.S. government agency securities	$ —	$ 2,266	$ —	$ —	$ 2,266
State and municipal securities	—	2,349	—	—	2,349
Mortgage-backed securities:					
Agency	—	206	73,709	847,648	921,563
Commercial	—	—	—	67,956	67,956
Non-agency	—	—	199	—	199
Corporate fixed income securities	78,080	132,228	253,684	—	463,992
Asset-backed securities	—		25,144	101,129	126,273
	$78,080	$137,049	$ 352,736	$1,016,733	$1,584,598
Held-to-maturity securities					
Asset-backed securities	$ —	$ 91,184	$ 3,063,278	$ 3,370,492	$ 6,524,954

[1] Due to the immaterial amount of income recognized on tax-exempt securities, yields were not calculated on a tax-equivalent basis.

At December 31, 2024 and 2023, securities of $842.3 million and $746.4 million, respectively, were pledged at the Federal Home Loan Bank as collateral for borrowings and letters of credit obtained to secure public deposits. At December 31, 2024 and 2023, securities of $2.2 billion and $1.3 billion, respectively, were pledged with the Federal Reserve discount window.

The following table shows the gross unrealized losses and fair value of the Company's investment securities with unrealized losses, aggregated by investment category and length of time the individual investment securities have been in continuous unrealized loss positions, at December 31, 2024 *(in thousands)*:

	Less Than 12 Months		12 Months or More		Total	
	Gross Unrealized Losses	Fair Value	Gross Unrealized Losses	Fair Value	Gross Unrealized Losses	Fair Value
Available-for-sale securities						
U.S. government agency securities	$ (1)	$ 453	$ (140)	$ 1,813	$ (141)	$ 2,266
State and municipal securities	(1)	2,349	—	—	(1)	2,349
Mortgage-backed securities:						
Agency	(1,852)	189,220	(122,263)	637,174	(124,115)	826,394
Commercial	—	—	(1,474)	67,956	(1,474)	67,956
Non-agency	—	—	(7)	199	(7)	199
Corporate fixed income securities	—	—	(43,832)	463,992	(43,832)	463,992
Asset-backed securities	(12)	6,960	(1,065)	87,111	(1,077)	94,071
	$(1,866)	$198,982	$(168,781)	$1,258,245	$(170,647)	$1,457,227

At December 31, 2024, the amortized cost of 251 securities classified as available for sale exceeded their fair value by $170.6 million, of which $168.8 million related to investment securities that had been in a loss position for 12 months or longer. The total fair value of these investments at December 31, 2024, was $1.5 billion, which was 92.0% of our available-for-sale portfolio.

Credit Quality Indicators

The Company uses Moody credit ratings as the primary credit quality indicator for its held-to-maturity debt securities. Each security is evaluated at least quarterly. The indicators represent the rating for debt securities, as of the date presented, based on the most recent assessment performed. The following table shows the amortized cost of our held-to-maturity securities by credit quality indicator at December 31, 2024 *(in thousands)*:

	AAA	AA	C	Total
Held-to-maturity securities				
Asset-backed securities	$2,989,195	$3,535,084	$675	$6,524,954

NOTE 8 – Bank Loans

The following table presents the balance and associated percentage of each major loan category in our loan portfolio at December 31, 2024 and 2023 *(in thousands, except percentages)*:

	December 31, 2024		December 31, 2023	
	Balance	Percent	Balance	Percent
Residential real estate	$ 8,565,193	41.0%	$ 8,047,647	41.4%
Commercial and industrial	4,062,029	19.5	3,566,987	18.3
Fund banking	3,854,222	18.5	3,633,126	18.7
Securities-based loans	2,389,593	11.4	2,306,455	11.9
Construction and land	1,242,002	5.9	1,034,370	5.3
Commercial real estate	518,923	2.5	660,631	3.4
Home equity lines of credit	193,850	0.9	136,270	0.7
Other	53,933	0.3	55,981	0.3
Gross bank loans	20,879,745	100.0%	19,441,467	100.0%
Loans in process/(unapplied loan payments), net	(2,885)		1,108	
Unamortized loan fees, net	(5,756)		(8,478)	
Allowance for loan losses	(139,308)		(128,292)	
Loans held for investment, net	$20,731,796		$19,305,805	

At December 31, 2024 and 2023, we had loans held for sale of $579.0 million and $424.0 million, respectively. For the years ended December 31, 2024, 2023, and 2022, we recognized losses, included in other income in the consolidated statements of operations, of $5.0 million, $1.2 million, and $7.8 million, respectively, from the sale of originated loans, net of fees and costs.

At December 31, 2024 and 2023, loans, primarily consisting of residential and commercial real estate loans of $7.9 billion and $7.4 billion, respectively, were pledged at the Federal Home Loan Bank as collateral for borrowings.

At December 31, 2024, loans of $2.5 billion were pledged with the Federal Reserve discount window.

Accrued interest receivable for loans and loans held for sale at December 31, 2024 and 2023, was $92.6 million and $94.0 million, respectively, and is reported in other assets on the consolidated statement of financial condition.

The following tables detail activity in the allowance for loan losses by portfolio segment for the years ended December 31, 2024 and 2023 *(in thousands)*:

	Year Ended December 31, 2024				
	Beginning Balance	Provision	Charge-Offs	Recoveries	Ending Balance
Commercial and industrial	$ 67,077	$ 35,369	$(10,688)	$ 940	$ 92,698
Commercial real estate	21,386	(13,329)	(1,690)	1,690	8,057
Residential real estate	13,855	(2,794)	—	—	11,061
Construction and land	11,817	7,809	(6,760)	—	12,866
Fund banking	10,173	619	—	—	10,792
Securities-based loans	3,035	(118)	—	—	2,917
Home equity lines of credit	371	(54)	—	—	317
Other	578	177	(159)	4	600
	$128,292	$ 27,679	$(19,297)	$2,634	$139,308

	Year Ended December 31, 2023				
	Beginning Balance	Provision	Charge-Offs	Recoveries	Ending Balance
Commercial and industrial	$ 54,143	$ 21,881	$ (9,100)	$ 153	$ 67,077
Commercial real estate	12,897	8,489	—	—	21,386
Residential real estate	20,441	(6,586)	—	—	13,855
Construction and land	8,568	3,249	—	—	11,817
Fund banking	11,711	(1,538)	—	—	10,173
Securities-based loans	3,157	(122)	—	—	3,035
Home equity lines of credit	364	7	—	—	371
Other	372	206	—	—	578
	$111,653	$ 25,586	$ (9,100)	$ 153	$128,292

During the year ended December, 31, 2024, we recorded $25.4 million of net credit loss reserves, including $27.7 million of the reserve for credit losses for funded loans and $0.3 million related to employee retention awards, partially offset by a release of $2.6 million of the allowance for unfunded lending commitments. During the year ended December 31, 2023, we recorded $25.0 million of net credit loss reserves, including $25.6 million of the reserve for credit losses for funded loans and $2.3 million related to uncollectible broker notes, partially offset by a release of $2.9 million of the allowance for unfunded lending commitments. For more information on our company's credit loss accounting policies, including the allowance for credit losses, see Note 2 – *Summary of Significant Accounting Policies*. For more information on the reserve for unfunded lending commitments, see Note 24 – *Off-Balance Sheet Credit Risk*.

The following table presents the aging of the recorded investment in past due loans at December 31, 2024 and 2023, by portfolio segment *(in thousands)*:

| | December 31, 2024 | | | | |
	30-89 Days Past Due	90 or More Days Past Due	Total Past Due	Current Balance	Total
Residential real estate	$12,057	$ 4,273	$ 16,330	$ 8,548,863	$ 8,565,193
Commercial and industrial	59,396	27,190	86,586	3,975,443	4,062,029
Fund banking	—	—	—	3,854,222	3,854,222
Securities-based loans	—	—	—	2,389,593	2,389,593
Construction and land	—	—	—	1,242,002	1,242,002
Commercial real estate	—	—	—	518,923	518,923
Home equity lines of credit	640	315	955	192,895	193,850
Other	7	78	85	53,848	53,933
Total	$72,100	$31,856	$103,956	$20,775,789	$20,879,745

| | December 31, 2024* | | |
	Nonaccrual	Nonperforming Loans With No Allowance	Total
Commercial and industrial	$ 76,254	$ 13,504	$ 89,758
Construction and land	—	41,412	41,412
Commercial real estate	—	25,441	25,441
Residential real estate	1,433	2,463	3,896
Home equity lines of credit	201	114	315
Securities-based loans	—	—	—
Other	78	—	78
Total	$ 77,966	$ 82,934	$ 160,900

* There were no loans past due 90 days and still accruing interest at December 31, 2024.

| | December 31, 2023 | | | | |
	30-89 Days Past Due	90 or More Days Past Due	Total Past Due	Current Balance	Total
Residential real estate	$15,312	$ 3,945	$ 19,257	$ 8,028,390	$ 8,047,647
Fund banking	—	—	—	3,633,126	3,633,126
Commercial and industrial	—	2,022	2,022	3,564,965	3,566,987
Securities-based loans	—	3	3	2,306,452	2,306,455
Construction and land	—	—	—	1,034,370	1,034,370
Commercial real estate	—	—	—	660,631	660,631
Home equity lines of credit	570	87	657	135,613	136,270
Other	45	59	104	55,877	55,981
Total	$15,927	$ 6,116	$ 22,043	$19,419,424	$19,441,467

| | December 31, 2023* | | |
	Nonaccrual	Nonperforming Loans With No Allowance	Total
Commercial real estate	$ 39,195	$ —	$ 39,195
Residential real estate	3,090	1,000	4,090
Commercial and industrial	—	2,022	2,022
Securities-based loans	—	3	3
Home equity lines of credit	22	65	87
Other	59	—	59
Total	$ 42,366	$ 3,090	$ 45,456

* There were no loans past due 90 days and still accruing interest at December 31, 2023.

On October 1, 2023, we adopted ASU 2022-02, which eliminated the recognition and measurement guidance for TDRs. See Note 2 for additional information about this guidance. Loans to borrowers experiencing financial difficulty which were modified during the year ended December 31, 2024, were $116.6 million.

The gross interest income related to impaired loans, which would have been recorded, had these loans been current in accordance with their original terms, and the interest income recognized on these loans during the years ended December 31, 2024 and 2023, were insignificant to the consolidated financial statements.

Credit quality indicators

As of December 31, 2024, bank loans were primarily extended to non-investment-grade borrowers. Substantially all of these loans align with the U.S. Federal bank regulatory agencies' definition of Pass. Loans meet the definition of Pass when they are performing and do not demonstrate adverse characteristics that are likely to result in a credit loss. A loan is determined to be impaired when principal or interest becomes 90 days past due or when collection becomes uncertain. At the time a loan is determined to be impaired, the accrual of interest and amortization of deferred loan origination fees is discontinued ("nonaccrual status"), and any accrued and unpaid interest income is reversed.

We closely monitor economic conditions and loan performance trends to manage and evaluate our exposure to credit risk. Trends in delinquency ratios are an indicator, among other considerations, of credit risk within our loan portfolio. The level of nonperforming assets represents another indicator of the potential for future credit losses. Accordingly, key metrics we track and use in evaluating the credit quality of our loan portfolio include delinquency and nonperforming asset rates, as well as charge-off rates and our internal risk ratings of the loan portfolio. In general, we are a secured lender. At December 31, 2024 and 2023, 96.8% and 97.0% of our loan portfolio was collateralized, respectively. Collateral is required in accordance with the normal credit evaluation process based upon the creditworthiness of the customer and the credit risk associated with the particular transaction. The Company uses the following definitions for risk ratings:

Pass. A credit exposure rated pass has a continued expectation of timely repayment, all obligations of the borrower are current, and the obligor complies with material terms and conditions of the lending agreement.

Special Mention. Extensions of credit that have potential weakness that deserve management's close attention and, if left uncorrected, may, at some future date, result in the deterioration of the repayment prospects or collateral position.

Substandard. Obligor has a well-defined weakness that jeopardizes the repayment of the debt and has a high probability of payment default with the distinct possibility that the Company will sustain some loss if noted deficiencies are not corrected.

Doubtful. Inherent weakness in the exposure makes the collection or repayment in full, based on existing facts, conditions, and circumstances, highly improbable, and the amount of loss is uncertain.

Substandard loans are regularly reviewed for impairment. Doubtful loans are considered impaired. When a loan is impaired, the impairment is measured based on the present value of expected future cash flows discounted at the loan's effective interest rate, or as a practical expedient, the observable market price of the loan or the fair value of the collateral if the loan is collateral dependent.

Portfolio segments

Real Estate. Real estate loans include residential real estate non-conforming loans, residential real estate conforming loans, commercial real estate, and home equity lines of credit. The allowance methodology related to real estate loans considers several factors, including, but not limited to, loan-to-value ratio, FICO score, home price index, delinquency status, credit limits, and utilization rates.

Commercial and industrial ("C&I"). C&I loans primarily include commercial and industrial lending used for general corporate purposes, working capital and liquidity, and "event-driven." "Event-driven" loans support client merger, acquisition or recapitalization activities. C&I lending is structured as revolving lines of credit, letter of credit facilities, term loans and bridge loans. Risk factors considered in determining the allowance for corporate loans include the borrower's financial strength, seniority of the loan, collateral type, leverage, volatility of collateral value, debt cushion, and covenants.

Fund banking. Fund banking loans primarily include capital call lines of credit, also known as subscription lines of credit. These credit facilities are used by closed-end private investment funds ("Fund") that have raised capital commitments from limited partners to effectively manage the Fund's cash and bridge timing between the Fund's investments and capital calls. The lines of credit are collateralized by a pledge of the limited partner's contractually callable capital and the general partner's right to call such capital as permitted in the Fund's partnership agreement.

Securities-based loans. Securities-based loans allow clients to borrow money against the value of qualifying securities for any suitable purpose other than purchasing, trading, or carrying securities or refinancing margin debt. The majority of consumer loans are structured as revolving lines of credit and letter of credit facilities and are primarily offered through Stifel's Pledged Asset ("SPA") program. The allowance methodology for securities-based lending considers the collateral type underlying the loan, including the liquidity and trading volume of the collateral, position concentration, and other borrower-specific factors, such as personal guarantees.

Construction and land. Short-term loans used to finance the development of commercial real estate projects.

Other. Other loans include consumer and credit card lending.

Based on the most recent analysis performed, the risk category of our loan portfolio was as follows *(in thousands)*:

	December 31, 2024				
	Pass	Special Mention	Substandard	Doubtful	Total
Residential real estate	$ 8,557,320	$ 3,600	$ 4,273	$ —	$ 8,565,193
Commercial and industrial	3,662,866	169,637	152,515	77,011	4,062,029
Fund banking	3,854,222	—	—	—	3,854,222
Securities-based loans	2,389,593	—	—	—	2,389,593
Construction and land	1,200,590	—	—	41,412	1,242,002
Commercial real estate	437,062	—	56,420	25,441	518,923
Home equity lines of credit	193,535	—	315	—	193,850
Other	53,855	—	—	78	53,933
Total	$20,349,043	$173,237	$213,523	$143,942	$20,879,745

	December 31, 2023				
	Pass	Special Mention	Substandard	Doubtful	Total
Residential real estate	$ 8,042,246	$ 1,456	$ 3,945	$ —	$ 8,047,647
Fund banking	3,633,126	—	—	—	3,633,126
Commercial and industrial	3,294,891	89,302	180,772	2,022	3,566,987
Securities-based loans	2,306,452	—	—	3	2,306,455
Construction and land	963,083	71,287	—	—	1,034,370
Commercial real estate	512,171	49,264	99,196	—	660,631
Home equity lines of credit	135,806	377	87	—	136,270
Other	55,922	—	—	59	55,981
Total	$18,943,697	$211,686	$284,000	$ 2,084	$19,441,467

	2024	2023	2022	2021	2020	Prior	Revolving Loan Amortized Cost Basis	Total
Term Loans Amortized Cost Basis by Origination Year – December 31, 2024								
Residential real estate:								
Pass	$1,224,441	$1,045,311	$2,460,371	$2,151,013	$841,193	$834,991	$ —	$8,557,320
Special Mention	—	—	571	1,259	—	1,770	—	3,600
Substandard	—	—	3,113	—	—	1,160	—	4,273
Doubtful	—	—	—	—	—	—	—	—
	$1,224,441	$1,045,311	$2,464,055	$2,152,272	$841,193	$837,921	$ —	**$8,565,193**
Commercial and industrial:								
Pass	$ 829,461	$ 517,003	$ 757,778	$ 604,932	$ 60,698	$100,820	$ 792,174	$3,662,866
Special Mention	31,293	3,926	28,187	27,610	12,988	—	65,633	169,637
Substandard	—	6,081	43,953	31,593	722	—	70,166	152,515
Doubtful	2,211	—	21,683	43,949	—	3,200	5,968	77,011
	$ 862,965	$ 527,010	$ 851,601	$ 708,084	$ 74,408	$104,020	$ 933,941	**$4,062,029**
Fund banking:								
Pass	$ 29,000	$ 790	$ 41,664	$ —	$ 473	$ —	$3,782,295	$3,854,222
Special Mention	—	—	—	—	—	—	—	—
Substandard	—	—	—	—	—	—	—	—
Doubtful	—	—	—	—	—	—	—	—
	$ 29,000	$ 790	$ 41,664	$ —	$ 473	$ —	$3,782,295	**$3,854,222**
Securities-based loans:								
Pass	$ 7,124	$ 14,535	$ 2,145	$ 2,123	$ 34,021	$ 36,572	$2,293,073	$2,389,593
Special Mention	—	—	—	—	—	—	—	—
Substandard	—	—	—	—	—	—	—	—
Doubtful	—	—	—	—	—	—	—	—
	$ 7,124	$ 14,535	$ 2,145	$ 2,123	$ 34,021	$ 36,572	$2,293,073	**$2,389,593**
Commercial real estate:								
Pass	$ 4,768	$ 34,459	$ 248,632	$ 65,052	$ 29,156	$ 54,995	$ —	$ 437,062
Special Mention	—	—	—	—	—	—	—	—
Substandard	—	—	56,420	—	—	—	—	56,420
Doubtful	—	—	—	25,441	—	—	—	25,441
	$ 4,768	$ 34,459	$ 305,052	$ 90,493	$ 29,156	$ 54,995	$ —	**$ 518,923**
Construction and land:								
Pass	$ 11,476	$ 250,836	$ 569,482	$ 197,971	$157,685	$ 13,140	$ —	$1,200,590
Special Mention	—	—	—	—	—	—	—	—
Substandard	—	—	—	—	—	—	—	—
Doubtful	—	—	—	—	—	41,412	—	41,412
	$ 11,476	$ 250,836	$ 569,482	$ 197,971	$157,685	$ 54,552	$ —	**$1,242,002**
Home equity lines of credit:								
Pass	$ —	$ —	$ —	$ —	$ —	$ —	$ 193,535	$ 193,535
Special Mention	—	—	—	—	—	—	—	—
Substandard	—	—	—	—	—	—	315	315
Doubtful	—	—	—	—	—	—	—	—
	$ —	$ —	$ —	$ —	$ —	$ —	$ 193,850	**$ 193,850**
Other:								
Pass	$ 2,587	$ —	$ 3,990	$ —	$ 10,000	$ 24,953	$ 12,325	$ 53,855
Special Mention	—	—	—	—	—	—	—	—
Substandard	—	—	—	—	—	—	—	—
Doubtful	—	—	—	—	—	—	78	78
	$ 2,587	$ —	$ 3,990	$ —	$ 10,000	$ 24,953	$ 12,403	**$ 53,933**

NOTE 9 – Fixed Assets

The following is a summary of fixed assets as of December 31, 2024 and 2023 *(in thousands)*:

	December 31,	
	2024	2023
Office equipment	$ 213,083	$ 356,707
Internally developed software	103,351	85,993
Leasehold improvement	89,382	141,585
Building	81,207	80,771
Aircraft engine operating leases	4,886	2,370
	491,909	667,426
Accumulated depreciation and amortization	(298,753)	(475,898)
	$ 193,156	$ 191,528

For the years ended December 31, 2024, 2023, and 2022, depreciation and amortization totaled $62.4 million, $60.5 million, and $50.6 million, respectively.

Aircraft Engine Operating Leases

As of December 31, 2024, the Company had a total lease portfolio of 18 aircraft engines with a net book value of $121.3 million. The aircraft engines were purchased by the Company, through its subsidiaries, during 2024. See Note 29 for additional information.

During the third quarter of 2024, the Company transferred 22 aircraft engines with a net book value of $152.1 million from aircraft engine operating leases included in fixed assets, net to aircraft engines held for sale, included in other assets in the accompanying consolidated statements of financial condition.

The Company ceases recognition of depreciation expense once an aircraft engine is classified as held for sale.

During the year ended December 31, 2024, the Company sold 11 aircraft engines with a net book value of $59.4 million and recognized a gain from the sale of $46.5 million, which is included in principal transactions in the consolidated statements of operations.

Lease income, included in other income in the consolidated statements of operations, was $25.3 million for the year ended December 31, 2024.

NOTE 10 – Goodwill and Intangible Assets

The carrying amount of goodwill and intangible assets attributable to each of our reporting segments is presented in the following table *(in thousands)*:

	December 31, 2023	Adjustments	Write-off	December 31, 2024
Goodwill				
Global Wealth Management	$ 335,009	$ —	$ —	$ 335,009
Institutional Group	1,053,234	6,975	—	1,060,209
	$1,388,243	$6,975	$ —	$1,395,218

	December 31, 2023	Adjustments	Amortization	December 31, 2024
Intangible assets				
Global Wealth Management	$ 28,687	$ —	$ (4,302)	$ 24,385
Institutional Group	104,592	3,863	(19,266)	89,189
	$ 133,279	$3,863	$(23,568)	$ 113,574

The adjustments to goodwill and intangible assets, included in our Institutional Group segment, during the year ended December 31, 2024 are primarily attributable to the acquisition of Finance 500, Inc. ("Finance 500") and CB Resource, Inc. ("CBR") on August 1, 2024.

The allocation of the purchase price of these acquisitions are preliminary and will be finalized upon completion of the analysis of the fair values of the net assets as of the respective acquisition dates and the identified intangible assets. The final goodwill recorded on the consolidated statement of financial condition may differ from that reflected herein as a result of future measurement period adjustments and the recording of identified intangible assets. See Note 3 in the notes to our consolidated financial statements for additional information regarding our acquisitions.

The goodwill represents the value expected from the synergies created through the operational enhancement benefits that will result from the integration of each respective business, its employees, and customer base.

Amortizable intangible assets consist of acquired customer relationships, trade names, acquired technology, non-compete agreements, investment banking backlog, and core deposits that are amortized over their contractual or determined useful lives. Intangible assets as of December 31, 2024 and 2023, were as follows *(in thousands)*:

	December 31, 2024		December 31, 2023	
	Gross Carrying Value	Accumulated Amortization	Gross Carrying Value	Accumulated Amortization
Customer relationships	$208,601	$115,919	$208,063	$103,548
Trade names	29,109	22,210	28,258	20,265
Acquired technology	19,903	9,158	18,314	3,447
Non-compete agreements	10,152	8,559	9,825	7,546
Investment banking backlog	8,913	7,327	8,913	5,758
Core deposits	8,615	8,546	8,615	8,145
	$285,293	$171,719	$281,988	$148,709

Amortization expense related to intangible assets was $23.6 million, $20.9 million, and $19.6 million for the years ended December 31, 2024, 2023, and 2022, respectively, and is included in other operating expenses in the consolidated statements of operations.

The weighted-average remaining lives of the following intangible assets at December 31, 2024, are: customer relationships, 8.9 years; trade names, 6.1 years; non-compete agreements, 4.0 years; acquired technology, 8.4 years; core deposits, 0.5 years; and investment banking backlog, 4.1 years. We have an intangible asset that is not subject to amortization and is, therefore, not included in the table below. As of December 31, 2024, we expect amortization expense in future periods to be as follows *(in thousands)*:

Fiscal year	
2025	$ 21,563
2026	17,458
2027	13,698
2028	12,653
2029	11,532
Thereafter	34,552
	$111,456

NOTE 11 – Borrowings and Federal Home Loan Bank Advances

Our short-term financing is generally obtained through short-term bank line financing on an uncommitted, secured basis, securities lending arrangements, repurchase agreements, advances from the Federal Home Loan Bank, term loans, and committed bank line financing on an unsecured basis. We borrow from various banks on a demand basis with company-owned and customer securities pledged as collateral. The value of customer-owned securities used as collateral is not reflected in the consolidated statements of financial condition. We also have an unsecured, committed bank line available.

Our uncommitted secured lines of credit at December 31, 2024, totaled $880.0 million with four banks and are dependent on having appropriate collateral, as determined by the bank agreements, to secure an advance under the line. The availability of our uncommitted lines is subject to approval by the individual banks each time an advance is requested and may be denied. Our peak daily borrowing on our uncommitted secured lines was $70.0 million during the year ended December 31, 2024. There are no compensating balance requirements under these arrangements. Any borrowings on secured lines of credit are generally utilized to finance certain fixed income securities. At December 31, 2024, we had no outstanding balances on our uncommitted secured lines of credit.

The Federal Home Loan advances are floating-rate advances. The weighted average interest rate on these advances during the year ended December 31, 2024, was 2.15%. The advances are secured by Stifel Bancorp's residential mortgage loan portfolio and investment portfolio. The interest rates reset on a daily basis. Stifel Bancorp has the option to prepay these advances without penalty on the interest reset date. At December 31, 2024, there were no Federal Home Loan advances.

On September 27, 2023, the Company and Stifel (the "Borrowers") entered into an unsecured credit agreement with a syndicate of lenders led by Bank of America, N.A., as administrative agent (the "Credit Agreement"). Concurrently with, and conditional upon, the effectiveness of the Credit Agreement, all of the commitments under the Borrowers' existing $500.0 million unsecured revolving credit facility agreement were terminated.

The Credit Agreement has a maturity date of September 27, 2028, and provides for a committed unsecured borrowing facility for maximum aggregate borrowings of up to $750.0 million, depending on the amount of outstanding borrowings of the Borrowers from time to time during the duration of the Credit Agreement. The interest rates on borrowings under the Credit Agreement are variable and based on the Secured Overnight Financing Rate. The Borrowers can draw upon this line as long as certain restrictive covenants are maintained. Under the Credit Agreement, the Borrowers are required to maintain compliance with a minimum consolidated tangible net worth covenant, as defined, and a maximum consolidated total capitalization ratio covenant, as defined. In addition, Stifel is required to maintain compliance with a minimum regulatory excess net capital percentage covenant, as defined, and our bank subsidiaries are required to maintain their status as well-capitalized, as defined.

Upon the occurrence and during the continuation of an event of default, the Company's obligations under the Credit Agreement may be accelerated and the lending commitments thereunder terminated. The Credit Agreement contains customary events of default, including, without limitation, payment defaults, breaches of representations and warranties, covenant defaults, cross-defaults to similar obligations, certain events of bankruptcy and insolvency, change of control, and judgment defaults. At December 31, 2024, we had no advances on the Credit Facility and were in compliance with all covenants and currently do not expect any covenant violations.

NOTE 12 – Senior Notes

The following table summarizes our senior notes as of December 31, 2024 and 2023 *(in thousands)*:

	December 31	
	2024	2023
4.25% senior notes, due 2024[1]	$ —	$ 500,000
4.00% senior notes, due 2030[2]	400,000	400,000
5.20% senior notes, due 2047[3]	225,000	225,000
	625,000	1,125,000
Debt issuance costs, net	(8,382)	(9,371)
Senior notes, net	$616,618	$1,115,629

[1] In July 2014, we sold in a registered underwritten public offering, $300.0 million in aggregate principal amount of 4.25% senior notes due July 2024. In July 2016, we issued an additional $200.0 million in aggregate principal amount of 4.25% senior notes due July 2024. On July 18, 2024, the Company's 4.25% Senior Notes matured resulting in the retirement of the $500.0 million outstanding balance.

[2] In May 2020, we sold in a registered underwritten public offering, $400.0 million in aggregate principal amount of 4.00% senior notes due May 2030. Interest on these senior notes is payable semi-annually in arrears. We may redeem the notes in whole or in part, at our option, at a redemption price equal to the greater of a) 100% of their principal amount, or b) discounted present value at Treasury rate plus 50 basis points prior to February 15, 2030, and on or after February 15, 2030, at 100% of their principal amount, and accrued and unpaid interest, if any, to the date of redemption.

[3] In October 2017, we completed the pricing of a registered underwritten public offering of $200.0 million in aggregate principal amount of 5.20% senior notes due October 2047. Interest on the senior notes is payable quarterly in arrears. We may redeem some or all of the senior notes at any time at a redemption price equal to 100% of the principal amount of the notes being redeemed plus accrued interest thereon to the redemption date. On October 27, 2017, we completed the sale of an additional $25.0 million aggregate principal amount of Notes pursuant to the over-allotment option.

Our senior notes mature as follows, based upon contractual terms *(in thousands)*:

2025	$ —
2026	—
2027	—
2028	—
2029	—
Thereafter	625,000
	$625,000

NOTE 13 – Bank Deposits

Deposits consist of interest-bearing-demand deposits (primarily money market and savings accounts), non-interest-bearing demand deposits, and certificates of deposit. Deposits at December 31, 2024 and 2023, were as follows *(in thousands)*:

	December 31	
	2024	2023
Demand deposits (interest-bearing)	$28,580,415	$27,111,072
Demand deposits (non-interest-bearing)	318,229	223,505
Certificates of deposit	203,583	2
	$29,102,227	$27,334,579

The weighted-average interest rate on deposits was 3.22% and 2.66% at December 31, 2024 and 2023, respectively. Certificates of deposit, of $0.1 million and greater, due within one year at December 31, 2024, was $203.6 million.

At December 31, 2024 and 2023, related party deposits, primarily interest-bearing and time deposits of executive officers, directors, and their affiliates, were $2.5 million and $9.0 million, respectively. Brokerage customers' deposits were $27.1 billion and $24.1 billion, respectively.

NOTE 14 – Derivative Instruments and Hedging Activities

We manage the interest rate risk associated with our derivative transactions with customers by entering into offsetting positions with other derivative dealers, resulting in a substantially "matched book" portfolio. These interest rate contracts are not designated as hedging instruments for accounting purposes. Credit risk associated with its derivative transactions is managed through a variety of measures, including initial and ongoing periodic underwriting of its counterparties' creditworthiness, establishment of customer credit limits, and collateral maintenance requirements for customer exposures that exceed certain preset thresholds.

Our policy is not to offset fair value amounts recognized for derivative instruments and fair value amounts recognized for the right to reclaim cash collateral or the obligation to return cash collateral arising from derivative instruments recognized at fair value executed with the same counterparty under master netting arrangements.

The following table provides the notional values and fair values of our derivative instruments as of December 31, 2024 and 2023 *(in thousands)*:

| | December 31, 2024 | | |
	Derivative Assets	Derivative Liabilities	Notional Value
Interest rate contracts	$110,814	$110,825	$1,984,608

| | December 31, 2023 | | |
	Derivative Assets	Derivative Liabilities	Notional Value
Interest rate contracts	$118,668	$118,651	$1,994,919

The scheduled maturities of our derivative instruments as of December 31, 2024, are as follows *(in thousands)*:

Within one year	$ 219,766
One to three years	876,090
Three to five years	478,716
Five to ten years	375,303
Ten to fifteen years	20,374
Fifteen years and thereafter	14,359
	$1,984,608

The following table presents the distribution of customer interest rate derivative transactions, by derivative product, as of December 31, 2024 and 2023 *(in thousands)*:

| | December 31 | |
	2024	2023
Swaps	$1,819,608	$1,824,919
Written options	165,000	170,000
	$1,984,608	$1,994,919

NOTE 15 – Debentures to Stifel Financial Capital Trusts

The following table summarizes our debentures to Stifel Financial Capital Trusts as of December 31, 2024 and 2023 *(in thousands)*:

	December 31	
	2024	2023
Debenture to Stifel Financial Capital Trust II[1]	$ 20,000	$ 20,000
Debenture to Stifel Financial Capital Trust III[2]	35,000	35,000
Debenture to Stifel Financial Capital Trust IV[3]	5,000	5,000
	$ 60,000	$ 60,000

[1] On August 12, 2005, we completed a private placement of $35.0 million of 6.38% Cumulative Trust Preferred Securities. The trust preferred securities were offered by Stifel Financial Capital Trust II (the "Trust II"), a non-consolidated wholly owned subsidiary of our company. The trust preferred securities mature on September 30, 2035, but may be redeemed early by our company, and in turn, the Trust II would call the debenture. The Trust II requires quarterly distributions of interest to the holders of the trust preferred securities. Distributions are payable at a floating interest rate equal to three-month LIBOR, or an appropriate alternative reference rate at the time that LIBOR ceases to be published, plus 1.70% per annum. During 2016, we extinguished $15.0 million of the Trust II debentures.

[2] On March 30, 2007, we completed a private placement of $35.0 million of 6.79% Cumulative Trust Preferred Securities. The trust preferred securities were offered by Stifel Financial Capital Trust III (the "Trust III"), a non-consolidated wholly owned subsidiary of our company. The trust preferred securities mature on June 6, 2037, but may be redeemed early by our company, and in turn, Trust III would call the debenture. Trust III requires quarterly distributions of interest to the holders of the trust preferred securities. Distributions are payable at a floating interest rate equal to three-month LIBOR, or an appropriate alternative reference rate at the time that LIBOR ceases to be published, plus 1.85% per annum.

[3] On June 28, 2007, we completed a private placement of $35.0 million of 6.78% Cumulative Trust Preferred Securities. The trust preferred securities were offered by Stifel Financial Capital Trust IV (the "Trust IV"), a non-consolidated wholly owned subsidiary of our company. The trust preferred securities mature on September 6, 2037, but may be redeemed early by our company, and in turn, Trust IV would call the debenture. Trust IV requires quarterly distributions of interest to the holders of the trust preferred securities. Distributions are payable at a floating interest rate equal to three-month LIBOR, or an appropriate alternative reference rate at the time that LIBOR ceases to be published, plus 1.85% per annum.

NOTE 16 – Disclosures About Offsetting Assets and Liabilities

The following table provides information about financial assets and derivative assets that are subject to offset as of December 31, 2024 and 2023 *(in thousands)*:

	As of December 31, 2024			
	Securities borrowing[1]	Reverse repurchase agreements[2]	Interest rate contracts[3]	Total
Gross amounts of recognized assets	$ 269,831	$ 528,976	$110,814	$ 909,621
Gross amounts offset in the statement of financial condition	—	—	—	—
Net amounts presented in the statement of financial condition	269,831	528,976	110,814	909,621
Gross amounts not offset in the statement of financial condition:				
Amounts available for offset	(74,488)	(63,771)	(5,623)	(143,882)
Available collateral	(182,057)	(461,497)	(75,285)	(718,839)
Net amount	$ 13,286	$ 3,708	$ 29,906	$ 46,900

	As of December 31, 2023			
	Securities borrowing[1]	Reverse repurchase agreements[2]	Interest rate contracts[3]	Total
Gross amounts of recognized assets	$ 215,368	$ 349,849	$118,668	$ 683,885
Gross amounts offset in the statement of financial condition	—	—	—	—
Net amounts presented in the statement of financial condition	215,368	349,849	118,668	683,885
Gross amounts not offset in the statement of financial condition:				
Amounts available for offset	(23,691)	(23,441)	(14,556)	(61,688)
Available collateral	(184,689)	(325,627)	(82,607)	(592,923)
Net amount	$ 6,988	$ 781	$ 21,505	$ 29,274

[1] Securities borrowing transactions are included in receivables from brokers, dealers, and clearing organizations on the consolidated statements of financial condition. See Note 4 in the notes to consolidated financial statements for additional information on receivables from brokers, dealers, and clearing organizations.

[2] Available collateral includes securities received from the counterparty. These securities are not included on the consolidated statements of financial condition unless there is an event of default. The fair value of securities received as collateral was $524.7 million and $350.2 million at December 31, 2024 and 2023, respectively.

[3] Available collateral includes securities received from the counterparty. These securities are not included on the consolidated statements of financial condition unless there is an event of default. The fair value of securities received as collateral was $70.3 million and $84.1 million at December 31, 2024 and 2023, respectively.

The following table provides information about financial liabilities and derivative liabilities that are subject to offset as of December 31, 2024 and 2023 *(in thousands)*:

	As of December 31, 2024			
	Securities lending[4]	Repurchase agreements[5]	Interest rate contracts[6]	Total
Gross amounts of recognized liabilities	$(178,928)	$(580,170)	$(110,825)	$(869,923)
Gross amounts offset in the statement of financial condition	—	—	—	—
Net amounts presented in the statement of financial condition	(178,928)	(580,170)	(110,825)	(869,923)
Gross amounts not offset in the statement of financial condition:				
Amounts available for offset	74,488	63,771	5,623	143,882
Collateral pledged	104,434	516,399	30,726	651,559
Net amount	$ (6)	$ —	$ (74,476)	$ (74,482)

	As of December 31, 2023			
	Securities lending[4]	Repurchase agreements[5]	Interest rate contracts[6]	Total
Gross amounts of recognized liabilities	$ (135,693)	$(417,644)	$(118,651)	$(671,988)
Gross amounts offset in the statement of financial condition	—	—	—	—
Net amounts presented in the statement of financial condition	(135,693)	(417,644)	(118,651)	(671,988)
Gross amounts not offset in the statement of financial condition:				
Amounts available for offset	23,691	23,441	14,556	61,688
Collateral pledged	111,981	394,203	22,661	528,845
Net amount	$ (21)	$ —	$ (81,434)	$ (81,455)

[4] Securities lending transactions are included in payables to brokers, dealers, and clearing organizations on the consolidated statements of financial condition. See Note 4 in the notes to consolidated financial statements for additional information on payables to brokers, dealers, and clearing organizations.

[5] Collateral pledged includes the fair value of securities pledged to the counterparty. These securities are included on the consolidated statements of financial condition unless we default. Collateral pledged by our company to the counterparty includes U.S. government agency securities, U.S. government securities, and corporate fixed income securities with market values of $596.5 million and $425.9 million at December 31, 2024 and 2023, respectively.

[6] Collateral pledged includes the fair value of securities pledged includes the fair value of securities pledged to the counterparty. The fair value of securities pledged as collateral was $21.3 million and $19.1 million at December 31, 2024 and 2023, respectively.

NOTE 17 – Commitments, Guarantees, and Contingencies

Broker-Dealer Commitments and Guarantees

In the normal course of business, we enter into underwriting commitments. Settlement of transactions relating to such underwriting commitments, which were open at December 31, 2024, had no material effect on the consolidated financial statements.

As a part of our fixed income public finance operations, we enter into forward commitments to purchase agency mortgage-backed securities. In order to hedge the market interest rate risk to which we would otherwise be exposed between the date of the commitment and date of sale of the mortgage-backed securities, we enter into to be announced ("TBA") security contracts with investors for generic mortgage-backed securities at specific rates and prices to be delivered on settlement dates in the future. We may be subject to loss if the timing of, or the actual amount of, the mortgage-backed security differs significantly from the term and notional amount of the TBA security contract to which we entered. These TBA securities and related purchase commitment are accounted for at fair value. As of December 31, 2024, the fair value of the TBA securities and the estimated fair value of the purchase commitments was $65.9 million.

We also provide guarantees to securities clearinghouses and exchanges under their standard membership agreement, which requires members to guarantee the performance of other members. Under the agreement, if another member becomes unable to satisfy its obligations to the clearinghouse, other members would be required to meet shortfalls. Our liability under these agreements is not quantifiable and may exceed the cash and securities we have posted as collateral. However, the potential requirement for us to make payments under these arrangements is considered remote. Accordingly, no liability has been recognized for these arrangements.

Other Commitments

In the ordinary course of business, Stifel Bancorp has commitments to extend credit in the form of commitments to originate loans, standby letters of credit, and lines of credit. See Note 24 in the notes to consolidated financial statements for further details.

Concentration of Credit Risk

We provide investment, capital-raising, and related services to a diverse group of domestic customers, including governments, corporations, and institutional and individual investors. Our exposure to credit risk associated with the non-performance of customers in fulfilling their contractual obligations pursuant to securities transactions can be directly impacted by volatile securities markets, credit markets, and regulatory changes. This exposure is measured on an individual customer basis and on a group basis for customers that share similar attributes. To reduce the potential for risk concentrations, counterparty credit limits have been implemented for certain products and are continually monitored in light of changing customer and market conditions. As of December 31, 2024 and 2023, we did not have significant concentrations of credit risk with any one customer or counterparty, or any group of customers or counterparties.

NOTE 18 – Legal Proceedings

Our company and its subsidiaries are named in and subject to various proceedings and claims arising primarily from our securities business activities, including lawsuits, arbitration claims, class actions, and regulatory matters. Some of these claims seek substantial compensatory, punitive, or indeterminate damages. Our company and its subsidiaries are also involved in other reviews, investigations, and proceedings by governmental and self-regulatory organizations regarding our business, which may result in adverse judgments, settlements, fines, penalties, injunctions, and other relief. We are contesting allegations in these claims, and we believe that there are meritorious defenses in each of these lawsuits, arbitrations, and regulatory investigations. In view of the number and diversity of claims against our company, the number of jurisdictions in which litigation is pending, and the inherent difficulty of predicting the outcome of litigation and other claims, we cannot state with certainty what the eventual outcome of pending litigation or other claims will be.

We have accrued for potential losses that are probable and reasonably estimable that may result from pending and potential legal actions, investigations, and regulatory proceedings. In many cases, however, it is inherently difficult to determine whether any loss is probable or reasonably possible or to estimate the amount or range of any potential loss, particularly where proceedings may be in relatively early stages or where plaintiffs are seeking substantial or indeterminate damages. Matters frequently need to be more developed before a loss or range of loss can reasonably be estimated. In many legal proceedings in which we have determined that a material loss (or, where an accrual has occurred, a material loss beyond the amount already accrued) is reasonably possible, we are unable to reasonably estimate the loss or range of loss. There are other matters in which we have determined a loss or range of loss to be reasonably possible, but we do not believe, based on current knowledge and after consultation with counsel, that such losses could have a material adverse effect on our company's consolidated financial statements as a whole, although the outcome of such proceedings or investigations may significantly impact our company's business or results of operations for any particular reporting period, or cause significant reputational harm.

In our opinion, based on currently available information, review with outside legal counsel, and consideration of amounts provided for in our consolidated financial statements with respect to these matters, including the matter described below, the ultimate resolution of these matters will not have a material adverse effect on our company's financial condition, though the outcomes could be material to our company's operating results for any particular period, depending, in part, upon the operating results for such period.

There can be no assurance that material losses will not be incurred from claims that have not yet been asserted or those where potential losses have not yet been determined to be probable or reasonably possible or where a loss or range of loss can be estimated, as well as for matters where an accrual has been recorded but for which an exposure to loss in excess of the amount accrued is reasonably possible. We believe, based on currently available information, that the outcomes of such other matters will not have a material adverse effect on our company's financial condition, though the outcomes could be material to our company's operating results for any particular period, depending, in part, upon the operating results for such period.

SEC and CFTC Investigation of Communications Recordkeeping

The Company has been contacted by each of the SEC and the CFTC in connection with an investigation of the Company's compliance with records preservation requirements for off-channel communications relating to the broker-dealer or investment adviser business activities of the Company using personally owned communications devices and/or messaging platforms that have not been approved by the Company. The Company entered into an agreement with the SEC to resolve the SEC's investigation pursuant to the terms of a formal offer from the Company's subsidiary, Stifel, that was reflected in an Order entered by the SEC on September 24, 2024. The CFTC has provided the Company with a settlement offer, which the Company declined to accept. With respect to the ongoing CFTC investigation, the Company has established an accrual for potential losses that are probable and reasonably estimable, but at this time,

based upon currently available information and review with outside counsel, the Company is not able to state with certainty that a settlement will be achieved or the ultimate resolution of the matter.

NOTE 19 – Regulatory Capital Requirements

We operate in a highly regulated environment and are subject to capital requirements, which may limit distributions to our company from its subsidiaries. Distributions from our broker-dealer subsidiaries are subject to net capital rules. A broker-dealer that fails to comply with the SEC's Uniform Net Capital Rule (Rule 15c3-1) may be subject to disciplinary actions by the SEC and self-regulatory organizations, such as FINRA, including censures, fines, suspension, or expulsion. Stifel has chosen to calculate its net capital under the alternative method, which prescribes that their net capital shall not be less than the greater of $1.0 million or two percent of aggregate debit balances (primarily receivables from customers) computed in accordance with the SEC's Customer Protection Rule (Rule 15c3-3). Our other broker-dealer subsidiaries calculate their net capital under the aggregate indebtedness method, whereby their aggregate indebtedness may not be greater than fifteen times their net capital (as defined).

At December 31, 2024, Stifel had net capital of $449.5 million, which was 37.4% of aggregate debit items and $425.5 million in excess of its minimum required net capital. At December 31, 2024, all of our other broker-dealer subsidiaries' net capital exceeded the minimum net capital required under the SEC rule.

Our international subsidiary, SNEL, is subject to the regulatory supervision and requirements of the Financial Conduct Authority ("FCA") in the United Kingdom. At December 31, 2024, our international subsidiary's capital and reserves were in excess of the financial resources requirement under the rules of the FCA.

Our Canadian subsidiary, SNC, is subject to the regulatory supervision and requirements of the Canadian Investment Regulatory Organization ("CIRO"). At December 31, 2024, SNC's net capital and reserves were in excess of the financial resources requirement under the rules of the CIRO.

Our company, as a bank holding company, Stifel Bank & Trust, Stifel Bank, Stifel Trust Company, N.A., and Stifel Trust Company, Delaware, N.A., (collectively, "banking subsidiaries"), are subject to various regulatory capital requirements administered by the Federal and state banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory and possibly additional discretionary actions by regulators that, if undertaken, could have a direct material effect on our company's and its banking subsidiaries' financial results. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, our company and its banking subsidiaries must meet specific capital guidelines that involve quantitative measures of our assets, liabilities, and certain off-balance sheet items as calculated under regulatory accounting practices. Our company's and its banking subsidiaries' capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings, and other factors.

Under the Basel III rules, the quantity and quality of regulatory capital increased, a capital conservation buffer was established, selected changes were made to the calculation of risk-weighted assets, and a new ratio, common equity Tier 1, was introduced, all of which are applicable to both our company and its banking subsidiaries.

Our company and its banking subsidiaries are required to maintain minimum amounts and ratios of Total and Tier 1 capital (as defined) to risk-weighted assets (as defined), Tier 1 capital to average assets (as defined), and under rules defined in Basel III, Common equity Tier 1 capital to risk-weighted assets. Our company and its banking subsidiaries each calculate these ratios in order to assess compliance with both regulatory requirements and their internal capital policies. At current capital levels, our company and its banking subsidiaries are each categorized as "well capitalized" under the regulatory framework for prompt corrective action. To be categorized as "well capitalized," our company and its banking subsidiaries must maintain total risk-based, Tier 1 risk-based, and Tier 1 leverage ratios.

The amounts and ratios for Stifel Financial Corp., Stifel Bank & Trust, and Stifel Bank as of December 31, 2024, are represented in the tables below *(in thousands, except ratios)*:

Stifel Financial Corp.	Actual		For Capital Adequacy Purposes		To Be Well Capitalized Under Prompt Corrective Action Provision	
	Amount	Ratio	Amount	Ratio	Amount	Ratio
Common equity tier 1 capital	$3,645,786	15.4%	$1,068,371	4.5%	$1,543,202	6.5%
Tier 1 capital	4,330,786	18.2%	1,424,494	6.0%	1,899,326	8.0%
Total capital	4,556,023	19.2%	1,899,326	8.0%	2,374,157	10.0%
Tier 1 leverage	4,330,786	11.4%	1,522,940	4.0%	1,903,675	5.0%

Stifel Bank & Trust	Actual		For Capital Adequacy Purposes		To Be Well Capitalized Under Prompt Corrective Action Provision	
	Amount	Ratio	Amount	Ratio	Amount	Ratio
Common equity tier 1 capital	$1,366,711	11.1%	$ 555,063	4.5%	$ 801,758	6.5%
Tier 1 capital	1,366,711	11.1%	740,084	6.0%	986,778	8.0%
Total capital	1,491,850	12.1%	986,778	8.0%	1,233,473	10.0%
Tier 1 leverage	1,366,711	7.1%	774,495	4.0%	968,118	5.0%

Stifel Bank	Actual		For Capital Adequacy Purposes		To Be Well Capitalized Under Prompt Corrective Action Provision	
	Amount	Ratio	Amount	Ratio	Amount	Ratio
Common equity tier 1 capital	$ 768,652	13.0%	$ 266,427	4.5%	$ 384,839	6.5%
Tier 1 capital	768,652	13.0%	355,236	6.0%	473,648	8.0%
Total capital	812,857	13.7%	473,648	8.0%	592,060	10.0%
Tier 1 leverage	768,652	7.1%	433,925	4.0%	542,407	5.0%

NOTE 20 – Operating Leases

Our operating leases primarily relate to office space and office equipment with remaining lease terms of 1 to 15 years. At December 31, 2024 and 2023, operating lease right-of-use assets were $809.2 million and $778.2 million, respectively, and lease liabilities were $867.4 million and $825.5 million.

The table below summarizes our net lease cost for the years ended December 31, 2024 and 2023 *(in thousands)*:

	Year Ended December 31,	
	2024	2023
Operating lease cost	$111,099	$107,281
Short-term lease cost	2,721	2,164
Variable lease cost	28,517	28,623
Sublease income	(1,150)	(1,111)
Net lease cost	$141,187	$136,957

Operating lease costs, included in occupancy and equipment rental in the consolidated statements of operations.

The table below summarizes other information related to our operating leases as of and for the year ended December 31, 2024 *(in thousands)*:

Operating lease cash flows	$104,425
Right-of-use assets obtained in exchange for new operating lease liabilities	$ 88,511
Weighted-average remaining lease term (years)	12.7
Weighted-average discount rate	4.96%

The weighted-average discount rate represents our company's incremental borrowing rate at the lease inception date.

The table below presents information about operating lease liabilities as of December 31, 2024 *(in thousands, except percentages)*:

2025	$ 104,345
2026	103,790
2027	104,646
2028	102,597
2029	99,832
Thereafter	690,582
Total undiscounted lease payments	1,205,792
Imputed interest	(338,366)
Total operating lease liabilities	$ 867,426

NOTE 21 – Revenues From Contracts With Customers

The following table presents the Company's total revenues broken out by revenues from contracts with customers and other sources of revenue for the years ended December 31, 2024 and 2023 *(in thousands)*:

	Year Ended December 31,	
	2024	2023
Revenues from contracts with customers:		
Commissions	$ 756,024	$ 673,597
Investment banking	994,831	731,255
Asset management	1,536,674	1,299,496
Other	6,447	5,281
Total revenue from contracts with customers	3,293,976	2,709,629
Other sources of revenue:		
Interest	2,016,464	1,955,745
Principal transactions	604,564	490,440
Other	36,682	3,466
Total revenues	$5,951,686	$5,159,280

Revenue from contracts with customers is recognized when, or as, we satisfy our performance obligations by transferring the promised services to the customers. A service is transferred to a customer when, or as, the customer obtains control of that service. A performance obligation may be satisfied over time or at a point in time. Revenue from a performance obligation satisfied over time is recognized by measuring our progress in satisfying the performance obligation in a manner that depicts the transfer of the services to the customer. Revenue from a performance obligation satisfied at a point in time is recognized at the point in time that we determine the customer obtains control over the promised service. The amount of revenue recognized reflects the consideration we expect to be entitled to in exchange for those promised services (i.e., the "transaction price"). In determining the transaction price, we consider multiple factors, including the effects of variable consideration. Variable consideration is included in the transaction price only to the extent it is probable that a significant reversal in the amount of cumulative revenue recognized will not occur when the uncertainties with respect to the amount are resolved. In determining when to include variable consideration in the transaction price, we consider the range of possible outcomes, the predictive value of our past experiences, the time period of when uncertainties expect to be resolved, and the amount of consideration that is susceptible to factors outside of our influence, such as market volatility or the judgment and actions of third parties.

The following provides detailed information on the recognition of our revenues from contracts with customers:

Commissions. We earn commission revenue by executing, settling, and clearing transactions for clients primarily in OTC and listed equity securities,

insurance products, and options. Trade execution and clearing and custody services, when provided together, represent a single performance obligation, as the services are not separately identifiable in the context of the contract. Commission revenues associated with combined trade execution and clearing and custody services, as well as trade execution services on a stand-alone basis, are recognized at a point in time on trade date. Commission revenues are generally paid on settlement date, and we record a receivable between trade date and payment on settlement date.

Investment Banking. We provide our clients with a full range of capital markets and financial advisory services. Capital markets services include underwriting and placement agent services in both the equity and debt capital markets, including private equity placements, initial public offerings, follow-on offerings, underwriting, and distributing public and private debt.

Capital-raising revenues are recognized at a point in time on trade date, as the client obtains the control and benefit of the capital markets offering at that point. Costs associated with capital-raising transactions are deferred until the related revenue is recognized or the engagement is otherwise concluded, and are recorded on a gross basis within other operating expenses in the consolidated statements of operations, as we are acting as a principal in the arrangement. Any expenses reimbursed by our clients are recognized as investment banking revenues.

Revenues from financial advisory services primarily consist of fees generated in connection with merger, acquisition, and restructuring transactions. Advisory revenues from mergers and acquisitions engagements are recognized at a point in time when the related transaction is completed, as the performance obligation is to successfully broker a specific transaction.

Fees received prior to the completion of the transaction are deferred within accounts payable and accrued expenses on the consolidated statements of financial condition. Advisory revenues from restructuring engagements are recognized over time using a time elapsed measure of progress as our clients simultaneously receive and consume the benefits of those services as they are provided. A significant portion of the fees we receive for our advisory services are considered variable as they are contingent upon a future event (e.g., completion of a transaction or third-party emergence from bankruptcy) and are excluded from the transaction price until the uncertainty associated with the variable consideration is subsequently resolved, which is expected to occur upon achievement of the specified milestone. Payment for advisory services are generally due promptly upon completion of a specified milestone or, for retainer fees, periodically over the course of the engagement. We recognize a receivable between the date of completion of the milestone and payment by the customer. Expenses associated with investment banking advisory engagements are deferred only to the extent they are explicitly reimbursable by the client, and the related revenue is recognized at the same time as the associated expense. All other investment banking advisory-related expenses, including expenses incurred related to restructuring assignments, are expensed as incurred. All investment banking advisory expenses are recognized within other operating expenses on the consolidated statements of operations, and any expenses reimbursed by our clients are recognized as investment banking revenues.

Asset Management Fees. We earn management and performance fees in connection with investment advisory services provided to institutional and individual clients. Investment advisory fees are charged based on the value of assets in fee-based accounts and are affected by changes in the balances of client assets due to market fluctuations and levels of net new client assets. Fees are charged either in advance based on fixed rates applied to the value of the customers' account at the beginning of the period or periodically based on contracted rates and account performance. Contracts can be terminated at any time with no incremental payments due to our company upon termination. If the contract is terminated by the customer, fees are prorated for the period and fees charged for the post-termination period are refundable to the customer.

Disaggregation of Revenue

The following tables present the Company's revenues from contracts with customers by reportable segment disaggregated by major business activity and primary geographic regions for the years ended December 31, 2024 and 2023 *(in thousands)*:

	Year Ended December 31, 2024			
	Global Wealth Management	Institutional Group	Other	Total
Major Business Activity:				
Commissions	$ 508,717	$ 247,307	$ —	$ 756,024
Capital raising	21,475	395,924	—	417,399
Advisory	—	577,432	—	577,432
Investment banking	21,475	973,356	—	994,831
Asset management	1,536,296	378	—	1,536,674
Other	6,398	—	49	6,447
Total	$2,072,886	$1,221,041	$ 49	$3,293,976
Primary Geographic Region:				
United States	2,072,886	1,000,159	49	3,073,094
United Kingdom	—	127,113	—	127,113
Canada	—	40,000	—	40,000
Other	—	53,769	—	53,769
	$2,072,886	$1,221,041	$ 49	$3,293,976

	Year Ended December 31, 2023			
	Global Wealth Management	Institutional Group	Other	Total
Major Business Activity:				
Commissions	$ 444,949	$ 228,648	$ —	$ 673,597
Capital raising	16,680	248,987	—	265,667
Advisory	—	465,588	—	465,588
Investment banking	16,680	714,575	—	731,255
Asset management	1,299,361	135	—	1,299,496
Other	5,079	17	185	5,281
Total	$1,766,069	$ 943,375	$185	$2,709,629
Primary Geographic Region:				
United States	1,766,069	741,283	185	2,507,537
United Kingdom	—	107,631	—	107,631
Canada	—	42,263	—	42,263
Other	—	52,198	—	52,198
	$1,766,069	$ 943,375	$185	$2,709,629

See Note 26 for further break-out of revenues by geography.

Information on Remaining Performance Obligations and Revenue Recognized From Past Performance

We do not disclose information about remaining performance obligations pertaining to contracts that have an original expected duration of one year or less. The transaction price allocated to remaining unsatisfied or partially unsatisfied performance obligations with an original expected duration exceeding one year was not material at December 31, 2024. Investment banking advisory revenues that are contingent upon completion of a specific milestone and fees associated with certain distribution services are also excluded as the fees are considered variable and not included in the transaction price at December 31, 2024.

Contract Balances

The timing of our revenue recognition may differ from the timing of payment by our customers. We record a receivable when revenue is recognized prior to payment and we have an unconditional right to payment. Alternatively, when payment precedes the provision of the related services, we record deferred revenue until the performance obligations are satisfied.

We had receivables related to revenues from contracts with customers of $142.3 million and $136.9 million at December 31, 2024 and December 31, 2023, respectively, in other assets in the consolidated statements of financial

condition. We had no significant impairments related to these receivables during the year ended December 31, 2024.

Our deferred revenue primarily relates to retainer fees received in investment banking advisory engagements where the performance obligation has not yet been satisfied. Deferred revenue at December 31, 2024 and December 31, 2023, was $19.3 million and $18.5 million, respectively, and included in accounts payable and accrued expenses in the consolidated statements of financial condition.

NOTE 22 – Interest Income and Interest Expense

The components of interest income and interest expense are as follows *(in thousands)*:

	Year Ended December 31,		
	2024	2023	2022
Interest income:			
Loans held for investment, net	$1,250,048	$1,253,008	$ 752,273
Investment securities	484,134	467,199	247,755
Interest-bearing cash and federal funds sold	164,110	123,363	29,996
Margin balances	55,156	61,138	43,751
Financial instruments owned	25,001	16,726	20,545
Other	38,015	34,311	4,795
	$2,016,464	$1,955,745	$1,099,115
Interest expense:			
Bank deposits	$ 888,453	$ 724,857	$ 146,636
Senior notes	40,349	50,025	44,424
Other	52,564	35,454	10,327
	$ 981,366	$ 810,336	$ 201,387

NOTE 23 – Employee Incentive, Deferred Compensation, and Retirement Plans

We maintain an incentive stock plan and a wealth accumulation plan ("the Plan") that provides for the granting of stock options, stock appreciation rights, restricted stock, performance awards, stock units, and debentures (collectively, "deferred awards") to our associates. We are permitted to issue new shares under all stock award plans approved by shareholders or to reissue our treasury shares. Stock awards issued under our company's incentive stock plan are granted at market value at the date of grant. Our deferred awards generally vest ratably over a one- to ten-year vesting period. We provide compensation to existing employees in the form of cash awards which are subject to ratable vesting terms with service requirements. We amortize these awards to compensation expense over the relevant service period of five years.

Our stock-based compensation plans are administered by the Compensation Committee of the Board of Directors ("Compensation Committee"), which has the authority to interpret the plans, determine to whom awards may be granted under the plans, and determine the terms of each award. According to the incentive stock plan, we are authorized to grant an additional 4.2 million shares at December 31, 2024.

Expense associated with our stock-based compensation, included in compensation and benefits expense in the consolidated statements of operations for our company's incentive stock award plan was $146.8 million, $137.6 million, and $135.2 million for the years ended December 31, 2024, 2023, and 2022, respectively. Additionally, the tax benefit associated with the stock-based compensation expense was $27.6 million, $27.8 million, and $30.8 million for the years ended December 31, 2024, 2023, and 2022, respectively. The excess tax benefit related to stock-based compensation that vested during the year was $53.9 million, $36.9 million, and $23.8 million for the years ended December 31, 2024, 2023, and 2022, respectively.

Expense associated with cash awards, included in compensation and benefits expense in the consolidated statements of operations was $12.3 million and $0.8 million for the years ended December 31, 2024 and 2023, respectively. At December 31, 2024 and 2023, there was $57.7 million and $3.9 million, respectively, of cash awards, net, which is included in loans and advances to financial advisors and other employees, net in the consolidated statements of financial condition.

Expense associated with our debentures, included in compensation and benefits expense in the consolidated statements of operations was $110.0 million, $105.8 million, and $91.6 million for the years ended December 31, 2024, 2023, and 2022, respectively. At December 31, 2024 and 2023, there was $220.3 million and $186.2 million, respectively, of debenture and interest payable, which is included in accrued compensation in the consolidated statements of financial condition.

Deferred Awards

A restricted stock unit represents the right to receive a share of the Company's common stock at a designated time in the future without cash payment by the associate and is issued in lieu of cash incentive, principally for deferred compensation and employee retention plans. The restricted stock units vest on an annual basis over the next one to ten years and are distributable, if vested, at future specified dates. Restricted stock awards are restricted as to sale or disposition. These restrictions lapse over the next one to two years.

The Company grants Performance-based Restricted Stock Units ("PRSUs") to certain of its executive officers. Under the terms of the grants, the number of PRSUs that will vest and convert to shares will be based on the Company's achievement of the pre-determined performance objectives during the performance period. The PRSUs will be measured over a four-year performance period and vested over a five-year period. Any resulting delivery of shares for PRSUs granted as part of compensation will occur after four years for 80% of the earned award, and in the fifth year for the remaining 20% of the earned award. The number of shares converted has the potential to range from 0% to 200% based on how the Company performs during the performance period. Compensation expense is amortized over the service period based on the fair value of the deferred award on the grant date. The Company's pre-determined performance objectives must be met for the awards to vest. Associates forfeit unvested deferred awards upon termination of employment with a corresponding reversal of compensation expense. Certain deferred awards may continue to vest under certain circumstances as described in the Plan. At December 31, 2024, the total number of restricted stock units, PRSUs, and restricted stock awards outstanding was 13.0 million, of which 11.5 million were unvested.

A summary of unvested restricted equity award activity, which includes restricted stock units and restricted stock awards, for the year ended December 31, 2024, is presented below *(in thousands, except weighted-average fair value)*:

		Weighted-Average Grant Date Fair Value
Unvested December 31, 2023	13,529	$52.12
Granted	2,298	72.49
Vested	(3,969)	38.18
Cancelled	(325)	56.01
Unvested December 31, 2024	11,533	$60.87

At December 31, 2024, there was approximately $669.6 million of unrecognized compensation cost for all deferred awards, which is expected to be recognized over a weighted-average period of 2.5 years.

The fair value of restricted stock units and restricted stock that vested or converted during the year ended December 31, 2024, was $151.6 million.

Deferred Compensation Plans

The Plan is provided to certain revenue producers, officers, and key administrative associates, whereby a certain percentage of their incentive compensation is deferred as defined by the Plan into company stock units, restricted stock, and debentures. Participants may elect to defer a portion of their incentive compensation. Deferred awards generally vest over a one- to ten-year period and are distributable upon vesting or at future specified dates. Deferred compensation costs are amortized on a straight-line basis over the vesting period. Elective deferrals are 100% vested.

Additionally, the Plan allows Stifel financial advisors who achieve certain levels of production the ability to earn deferred awards. These financial advisors can earn 5-6% of their gross commissions that is contributed to their mandatory deferral. The mandatory deferral is split between company restricted stock units and debentures. They have the option to defer an additional 1% of gross commissions into company stock units.

In addition, certain revenue producers, upon joining the Company, may receive company stock units in lieu of transition cash payments. Deferred compensation related to these awards generally vests over a one- to eight-year period. Deferred compensation costs are amortized on a straight-line basis over the deferral period.

Profit Sharing Plan

Eligible U.S. associates of the Company who have met certain service requirements may participate in the Stifel Financial Corp. Profit Sharing 401(k) Plan (the "401(k) Plan"). Associates are permitted within limitations imposed by tax law to make pre-tax contributions to the 401(k) Plan. We may match certain associate contributions or make additional contributions to the 401(k) Plan at our discretion. Our contributions to the 401(k) Plan, included in compensation and benefits in the consolidated statements of operations, were $18.5 million, $17.6 million, and $15.8 million for the years ended December 31, 2024, 2023, and 2022, respectively.

NOTE 24 – Off-Balance Sheet Credit Risk

In the normal course of business, we execute, settle, and finance customer and proprietary securities transactions. These activities expose our company to off-balance sheet risk in the event that customers or other parties fail to satisfy their obligations.

In accordance with industry practice, securities transactions generally settle within one business day after trade date. Should a customer or broker fail to deliver cash or securities as agreed, we may be required to purchase or sell securities at unfavorable market prices.

We borrow and lend securities to facilitate the settlement process and finance transactions, utilizing customer margin securities held as collateral. We monitor the adequacy of collateral levels on a daily basis. We periodically borrow from banks on a collateralized basis, utilizing firm and customer margin securities in compliance with SEC rules. Should the counterparty fail to return customer securities pledged, we are subject to the risk of acquiring the securities at prevailing market prices in order to satisfy our customer obligations. We control our exposure to credit risk by continually monitoring our counterparties' positions, and where deemed necessary, we may require a deposit of additional collateral and/or a reduction or diversification of positions. Our company sells securities it does not currently own (short sales) and is obligated to subsequently purchase such securities at prevailing market prices. We are exposed to risk of loss if securities prices increase prior to closing the transactions. We control our exposure to price risk from short sales through daily review and setting position and trading limits.

We manage our risks associated with the aforementioned transactions through position and credit limits and the continuous monitoring of collateral. Additional collateral is required from customers and other counterparties when appropriate.

We have accepted collateral in connection with resale agreements, securities borrowed transactions, and customer margin loans. Under many agreements, we are permitted to sell or repledge these securities held as collateral and use these securities to enter into securities lending arrangements or to deliver to counterparties to cover short positions. At December 31, 2024 and 2023, the fair value of securities accepted as collateral where we are permitted to sell or repledge the securities was $2.0 billion and $1.6 billion, respectively, and the fair value of the collateral that had been sold or repledged was $580.2 million and $417.6 million, respectively.

We enter into interest rate derivative contracts to manage exposures that arise from business activities that result in the receipt or payment of future known and uncertain cash amounts, the value of which are determined by interest rates. Our derivative financial instruments are principally used to manage differences in the amount, timing, and duration of our known or expected cash payments related to certain variable-rate affiliated deposits. Interest rate swaps designated as cash flow hedges involve the receipt of variable-rate amounts from a counterparty in exchange for us making fixed-rate payments. Our interest rate hedging strategies may not work in all market environments and, as a result, may not be effective in mitigating interest rate risk.

Derivatives' notional contract amounts are not reflected as assets or liabilities in the consolidated statements of financial condition. Rather, the market or fair value of the derivative transactions are reported in the consolidated statements of financial condition as other assets or accounts payable and accrued expenses, as applicable. For a complete discussion of our activities related to derivative instruments, see Note 14 in the notes to consolidated financial statements.

In the ordinary course of business, Stifel Bancorp has commitments to originate loans, standby letters of credit, and lines of credit. Commitments to originate loans are agreements to lend to a customer as long as there is no violation of any condition established by the contract. These commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since a portion of the commitments may expire without being drawn upon, the total commitment amounts do not necessarily represent future cash commitments. Each customer's creditworthiness is evaluated on a case-by-case basis. The amount of collateral obtained, if necessary, is based on the credit evaluation of the counterparty. Collateral held varies, but may include accounts receivable, inventory, property, plant and equipment, commercial real estate, and residential real estate.

At December 31, 2024 and 2023, Stifel Bancorp had outstanding commitments to originate loans aggregating $207.2 million and $103.6 million, respectively. The commitments extended over varying periods of time, with all commitments at December 31, 2024, scheduled to be disbursed in the following three months.

Through Stifel Bancorp, in the normal course of business, we originate residential mortgage loans and sell them to investors. We may be required to repurchase mortgage loans that have been sold to investors in the event there are breaches of certain representations and warranties contained within the sales agreements. We may be required to repurchase mortgage loans that were sold to investors in the event that there was inadequate underwriting or fraud, or in the event that the loans become delinquent shortly after they are originated. We also may be required to indemnify certain purchasers and others against losses they incur in the event of breaches of representations and warranties and in various other circumstances, and the amount of such losses could exceed the repurchase amount of the related loans. Consequently, we may be exposed to credit risk associated with sold loans.

Standby letters of credit are irrevocable conditional commitments issued by Stifel Bancorp to guarantee the performance of a customer to a third party. Financial standby letters of credit are primarily issued to support public and private borrowing arrangements, including commercial paper, bond financing, and similar transactions. Performance standby letters of credit are issued to guarantee performance of certain customers under non-financial contractual obligations. The credit risk involved in issuing standby letters of credit is essentially the same as that involved in extending loans to customers. Should

Stifel Bancorp be obligated to perform under the standby letters of credit, it may seek recourse from the customer for reimbursement of amounts paid. At December 31, 2024 and 2023, Stifel Bancorp had outstanding letters of credit totaling $40.6 million and $37.1 million, respectively. A majority of the standby letters of credit commitments at December 31, 2024, have expiration terms that are less than one year.

Lines of credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Lines of credit generally have fixed expiration dates. Stifel Bancorp uses the same credit policies in granting lines of credit as it does for on-balance sheet instruments. At December 31, 2024 and 2023, Stifel Bancorp had granted unused lines of credit to commercial and consumer borrowers aggregating $5.4 billion and $6.3 billion, respectively.

We are required to evaluate our loan portfolio for any expected losses with recognition of an allowance for credit losses, when applicable. At December 31, 2024 and 2023, the expected credit losses for unfunded lending commitments was $30.7 million and $33.3 million, respectively.

NOTE 25 – Income Taxes

The provision for income taxes consists of the following *(in thousands)*:

	Year Ended December 31,		
	2024	2023	2022
Current taxes:			
Federal	$177,076	$127,771	$159,383
State	51,192	39,361	49,956
Foreign	(565)	1,056	929
	227,703	168,188	210,268
Deferred taxes:			
Federal	(26,804)	9,067	8,752
State	(4,456)	2,917	4,203
Foreign	622	3,984	(262)
	(30,638)	15,968	12,693
Provision for income taxes	$197,065	$184,156	$222,961

Reconciliation of the statutory federal income tax rate with our company's effective income tax rate is as follows *(in thousands)*:

	Year Ended December 31,		
	2024	2023	2022
Statutory rate	$194,973	$148,405	$185,874
State income taxes, net of federal income tax	35,986	34,012	42,813
Non-deductible business expenses	16,857	25,177	10,944
Change in valuation allowance	10,565	21,931	9,802
Foreign tax rate difference	(3,104)	(2,471)	(2,846)
Federal tax credits	(14,396)	(7,002)	(2,793)
Excess tax benefit from stock-based compensation	(44,717)	(31,109)	(19,418)
Other, net	901	(4,787)	(1,415)
	$197,065	$184,156	$222,961

Tax effect of temporary differences and carryforwards that comprise significant portions of deferred tax assets and liabilities *(in thousands)*:

	December 31,	
	2024	2023
Deferred tax assets:		
Lease liabilities	$ 222,808	$ 205,487
Deferred compensation	90,083	82,593
Receivable reserves	55,467	52,342
Unrealized loss on investments	54,706	51,549
Net operating loss carryforwards	56,882	45,879
Accrued expenses	35,782	15,457
Total deferred tax assets	515,728	453,307
Valuation allowance	(57,250)	(46,843)
	458,478	406,464
Deferred tax liabilities:		
Lease right-of-use assets	(207,821)	(195,962)
Goodwill and other intangibles	(81,569)	(72,927)
Prepaid expenses	(8,031)	(6,966)
Depreciation	(5,069)	(3,620)
Other	(3,610)	(5,467)
	(306,100)	(284,942)
Net deferred tax asset	$ 152,378	$ 121,522

Our net deferred tax asset at December 31, 2024, includes net operating loss carryforwards of $159.4 million that expire between 2025 and 2043. Certain of our net operating loss carryforwards do not expire. A valuation allowance is recorded to the extent that it is more likely than not that any portion of the deferred tax asset will not be realized. The valuation allowance was increased by $10.4 million. We believe the realization of the remaining net deferred tax asset of $152.4 million is more likely than not based on the ability to carry back certain tax attributes against prior year taxable income for tax years before 2024 and to carry forward net operating losses indefinitely after 2024, and expectations of future taxable income, which is supported by a history of cumulative income.

The current tax payable, included in accounts payable and accrued expenses, is $5.8 million and $6.1 million as of December 31, 2024 and 2023, respectively. The current tax receivable, included in other assets, is $30.1 million and $38.9 million as of December 31, 2024 and 2023, respectively.

As of December 31, 2024, we considered all undistributed earnings of non-U.S. subsidiaries to be permanently reinvested. Therefore, we have not provided for any U.S. deferred income taxes. Because the time or manner of repatriation is uncertain, we cannot determine the impact of local taxes, withholding taxes and foreign tax credits associated with the future repatriation of such earnings, and therefore cannot quantify the tax liability that would be payable in the event all such foreign earnings are repatriated.

Uncertain Tax Positions

As of December 31, 2024 and 2023, we had $5.5 million and $5.4 million, respectively, of gross unrecognized tax benefits, all of which, if recognized, would impact the effective tax rate. We recognize interest and penalties related to uncertain tax positions in provision for income taxes in the consolidated statements of operations. As of December 31, 2024 and 2023, we had accrued interest and penalties of $0.3 million and $0.4 million, respectively, before benefit of federal tax deduction, included in accounts payable and accrued expenses in our consolidated statements of financial condition. The amount of interest and penalties recognized in our consolidated statements of operations for the years ended December 31, 2024, 2023, and 2022, was not significant.

The following table summarizes the activity related to our company's unrecognized tax benefits from January 1, 2022 to December 31, 2024 *(in thousands)*:

	Year Ended December 31,		
	2024	2023	2022
Beginning balance	$5,430	$ 5,271	$ 4,924
Increase related to prior year tax positions	428	112	195
Decrease related to prior year tax positions	(324)	(63)	(635)
Increase related to current year tax positions	1,072	1,083	978
Decrease related to settlements with taxing authorities	(499)	—	—
Decrease related to lapsing of statute of limitations	(602)	(973)	(191)
Ending balance	$5,505	$ 5,430	$ 5,271

We file income tax returns with the U.S. federal jurisdiction, various states, and certain foreign jurisdictions. We are not subject to U.S. federal examination for taxable years before 2021. We are not subject to certain state and local, or non-U.S. income tax examinations for taxable years before 2015.

There is a reasonable possibility that the unrecognized tax benefits will change within the next 12 months as a result of the expiration of various statutes of limitations or for the resolution of U.S. federal and state examinations, but we do not expect this change to be material to the consolidated financial statements.

NOTE 26 – Segment Reporting

We currently operate through the following three business segments: Global Wealth Management, Institutional Group, and various corporate activities combined in the Other segment. Our chief operating decision maker ("CODM") is our Chairman and Chief Executive Officer. Our CODM regularly reviews segment net revenues, compensation and benefits expense, non-compensation operating expenses, and operating income. Amounts included in non-compensation operating expenses include "Occupancy and equipment rental," "Communications and office supplies," "Commissions and floor brokerage," "Provision for credit losses," and "Other operating expenses."

Global Wealth Management

The Global Wealth Management segment consists of two businesses, the Private Client Group and Stifel Bancorp. The Private Client Group includes branch offices and independent contractor offices of our broker-dealer subsidiaries located throughout the United States. These branches provide securities brokerage services, including the sale of equities, mutual funds, fixed income products, and insurance, as well as offering banking products to their clients through our bank subsidiaries, which provide residential, consumer, and commercial lending, as well as FDIC-insured deposit accounts to customers of our private client group and to the general public.

The success of our Global Wealth Management segment is dependent upon the quality of our products, services, financial advisors, and support personnel, including our ability to attract, retain, and motivate a sufficient number of these associates. We face competition for qualified associates from major financial services companies, including other brokerage firms, insurance companies, banking institutions, and discount brokerage firms. Segment revenue growth and operating income are used to evaluate and measure segment performance by our CODM in assessing performance and deciding how to allocate resources.

Institutional Group

The Institutional Group segment includes institutional sales and trading. It provides securities brokerage, trading, and research services to institutions, with an emphasis on the sale of equity and fixed income products. This segment also includes the management of and participation in underwritings for both corporate and public finance (exclusive of sales credits generated through the private client group, which are included in the Global Wealth Management segment), merger and acquisition, and financial advisory services.

The success of our Institutional Group segment is dependent upon the quality of our personnel, the quality and selection of our investment products and services, pricing (such as execution pricing and fee levels), and reputation. Segment revenue growth and operating income are used to evaluate and measure segment performance by our CODM in assessing performance and deciding how to allocate resources.

Other

The Other segment includes interest income from stock borrow activities, unallocated interest expense, interest income and gains and losses from investments held, amortization of stock-based awards, and all unallocated overhead cost associated with the execution of orders; processing of securities transactions; custody of client securities; receipt, identification, and delivery of funds and securities; compliance with regulatory and legal requirements; internal financial accounting and controls; and general administration and acquisition charges.

Information on reportable segments and reconciliation to consolidated net income available to common shareholders for the years ended December 31, 2024, 2023, and 2022, is as follows (in thousands):

	Year Ended December 31,		
	2024	2023	2022
Global Wealth Management			
Net revenues	$ 3,283,960	$ 3,049,962	$ 2,825,866
Compensation and benefits	1,605,148	1,415,210	1,368,576
Non-compensation operating expenses	470,870	418,930	389,719
Operating income	1,207,942	1,215,822	1,067,571
Institutional Group			
Net revenues	1,592,833	1,226,317	1,536,017
Compensation and benefits	959,602	841,671	929,606
Non-compensation operating expenses	409,831	382,546	352,279
Operating income	223,400	2,100	254,132
Other			
Net revenues	93,527	72,665	29,556
Compensation and benefits	351,479	297,700	288,050
Non-compensation operating expenses	244,946	286,195	178,093
Operating loss	$ (502,898)	$ (511,230)	$ (436,587)
Consolidated			
Net revenues (1)	$ 4,970,320	$ 4,348,944	$ 4,391,439
Compensation and benefits	2,916,229	2,554,581	2,586,232
Non-compensation operating expenses	1,125,647	1,087,671	920,091
Operating income	$ 928,444	$ 706,692	$ 885,116

(1) No individual client accounted for more than 10 percent of total net revenues for the years ended December 31, 2024, 2023, and 2022.

The following table presents our company's total assets on a segment basis at December 31, 2024 and 2023 (in thousands):

	December 31,	
	2024	2023
Global Wealth Management	$34,894,973	$32,773,613
Institutional Group	4,788,640	4,564,058
Other	211,927	389,789
	$39,895,540	$37,727,460

We have operations in the United States, United Kingdom, Europe, and Canada. The Company's foreign operations are conducted through its wholly owned subsidiaries, SNEL and SNC. Substantially all long-lived assets are located in the United States.

Revenues, classified by the major geographic areas in which they were earned for the years ended December 31, 2024, 2023, and 2022, were as follows (in thousands):

	Year Ended December 31,		
	2024	2023	2022
United States	$4,705,379	$4,095,476	$4,125,563
United Kingdom	158,810	152,125	192,985
Canada	40,536	40,034	29,268
Other	65,595	61,309	43,623
	$4,970,320	$4,348,944	$4,391,439

NOTE 27 – Earnings Per Share ("EPS")

Basic EPS is computed by dividing earnings available to common shareholders by the weighted-average number of common shares outstanding. Diluted EPS reflects the potential dilution that could occur if securities or other contracts to issue common stock were exercised or converted into common stock or resulted in the issuance of common stock that then shared in the earnings of the entity. Diluted earnings per share include dilutive stock options and stock units under the treasury stock method.

The following table sets forth the computation of basic and diluted earnings per share for the years ended December 31, 2024, 2023, and 2022 *(in thousands, except per share data)*:

	Year Ended December 31,		
	2024	2023	2022
Net income	$731,379	$522,536	$662,155
Preferred dividends	37,281	37,281	37,281
Net income available to common shareholders	$694,098	$485,255	$624,874
Shares for basic and diluted calculation:			
Average shares used in basic computation	104,066	106,661	108,848
Dilutive effect of stock options and units[1]	6,909	6,792	8,692
Average shares used in diluted computation	110,975	113,453	117,540
Earnings per common share:			
Basic	$ 6.67	$ 4.55	$ 5.74
Diluted	$ 6.25	$ 4.28	$ 5.32

[1] Diluted earnings per share is computed on the basis of the weighted-average number of shares of common stock plus the effect of dilutive potential common shares outstanding during the period using the treasury stock method. Diluted earnings per share include units.

For the years ended December 31, 2024, 2023, and 2022, the anti-dilutive effect from restricted stock units was immaterial.

Cash Dividends

During the year ended December 31, 2024, we declared and paid cash dividends of $1.68 per common share. During the year ended December 31, 2023, we declared and paid cash dividends of $1.44 per common share. During the year ended December 31, 2022, we declared and paid cash dividends of $1.20 per common share.

NOTE 28 – Shareholders' Equity

Share Repurchase Program

We have an ongoing authorization from the Board of Directors to repurchase our common stock in the open market or in negotiated transactions. At December 31, 2024, the maximum number of shares that may yet be purchased under this plan was 10.1 million. The repurchase program has no expiration date. These purchases may be made on the open market or in privately negotiated transactions, depending upon market conditions and other factors. Repurchased shares may be used to meet obligations under our employee benefit plans and for general corporate purposes. During the year ended December 31, 2024, we repurchased $144.0 million or 1.7 million shares using existing Board authorizations at an average price of $83.42 per share to meet obligations under our company's employee benefit plans and for general corporate purposes. During the year ended December 31, 2023, we repurchased $441.3 million or 7.2 million shares using existing Board authorizations at an average price of $61.50 per share to meet obligations under our company's employee benefit plans and for general corporate purposes.

Issuance of Common Stock from Treasury

During the years ended December 31, 2024 and 2023, we issued 2.9 million, respectively, of common stock from treasury primarily as a result of vesting and exercise transactions under our incentive stock award plans.

NOTE 29 – Variable Interest Entities

Our variable interests in VIEs include debt and equity interests, commitments, certain fees, the establishment of Stifel Financial Capital Trusts, and our issuance of a convertible promissory note.

Our involvement with VIEs arises primarily from the following activities: purchases of securities in connection with our trading and secondary market-making activities; retained interests held as a result of securitization activities; and loans to, investments in, and fees from various investment vehicles.

Securitization Interests

During the first quarter of 2024, the Company purchased the E-Certificates of Turbine Engines Securitization Ltd. ("Turbine"). The purchase of these Turbine E-Certificates represents 100% of the equity of Turbine. During the second quarter of 2024, the Company purchased additional membership interests in Stifel Aviation Finance II, LLC ("SAF II"). The purchase of the additional membership interests gave the Company a controlling financial interest in SAF II. The Company has determined the interest it holds in these VIEs require consolidation in its financial statements, as it is deemed to be the primary beneficiary. The assets acquired and liabilities assumed were recorded at fair value as of the respective consolidation dates. At December 31, 2024, the assets primarily consist of aircraft engines that are under operating leases, included in other assets in the accompanying consolidated statements of financial condition. See Note 9 for additional information. The liabilities primarily consist of debt, included in accounts payable and accrued expenses in the accompanying consolidated statements of financial condition.

The following table presents the aggregate assets and liabilities from those VIEs in which we hold a variable interest and have concluded that we are the primary beneficiary *(in thousands)*:

	December 31, 2024	
	Aggregate Assets	Aggregate Liabilities
Securitization interests	$148,463	$132,035

Debt and Equity Investments

The Company's investment in and additional capital commitments to these investment vehicles are considered variable interests. The Company's additional capital commitments are subject to call and are limited to the amount committed. These investment vehicles have net assets, primarily consisting of investments, aircraft engine-related assets, and debt. We have concluded that we are not the primary beneficiary of these VIEs, and therefore, we do not consolidate these entities. Our maximum exposure to loss is limited to the total of our carrying value.

Partnership Interests

We have formed several non-consolidated investment funds with third-party investors that are typically organized as limited liability companies ("LLCs") or limited partnerships. These investment vehicles have assets primarily consisting of private and public equity investments. For those funds where we act as the general partner, our company's economic interest is generally limited to management fee arrangements as stipulated by the fund operating agreements. We have generally provided the third-party investors with rights to terminate the funds or to remove us as the general partner. We have concluded that we are not the primary beneficiary of these VIEs, and therefore, we do not consolidate these entities.

The following tables present the aggregate assets, liabilities, and the maximum exposure to loss from those VIEs in which we hold a variable interest, but as to which we have concluded we are not the primary beneficiary *(in thousands)*:

	December 31, 2024		
	Aggregate Assets	Aggregate Liabilities	Maximum Exposure to Loss
Debt and Equity Investments	$400,188	$191,170	$40,130
Partnership Interests	331,884	2,227	—
	$732,072	$193,397	$40,130

	December 31, 2023		
	Aggregate Assets	Aggregate Liabilities	Maximum Exposure to Loss
Debt and Equity Investments	$456,286	$277,924	$40,088
Partnership Interests	341,980	678	—
	$798,266	$278,602	$40,088

Debenture to Stifel Financial Capital Trusts

We have completed private placements of cumulative trust preferred securities through Stifel Financial Capital Trust II, Stifel Financial Capital Trust III, and Stifel Financial Capital Trust IV (collectively, the "Trusts"). The Trusts are non-consolidated wholly owned business trust subsidiaries of our company and were established for the limited purpose of issuing trust securities to third parties and lending the proceeds to our company.

The trust preferred securities represent an indirect interest in junior subordinated debentures purchased from our company by the Trusts, and we effectively provide for the full and unconditional guarantee of the securities issued by the Trusts. We make timely payments of interest to the Trusts as required by contractual obligations, which are sufficient to cover payments due on the securities issued by the Trusts, and believe that it is unlikely that any circumstances would occur that would make it necessary for our company to make payments related to these Trusts other than those required under the terms of the debenture agreements and the trust preferred securities agreements. The Trusts were determined to be VIEs because the holders of the equity investment at risk do not have adequate decision-making ability over the Trust's activities. Our investment in the Trusts is not a variable interest, because equity interests are variable interests only to the extent that the investment is considered to be at risk. Because our investment was funded by the Trusts, it is not considered to be at risk.

ITEM 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

None

ITEM 9A. CONTROLS AND PROCEDURES

Conclusion Regarding the Effectiveness of Disclosure Controls and Procedures

As of the end of the period covered by this report, an evaluation was carried out by the management of Stifel Financial Corp., with the participation of our Chief Executive Officer and Chief Financial Officer, of the effectiveness of our disclosure controls and procedures (as defined in Rule 13a-15(e) under the Securities Exchange Act of 1934). Based upon that evaluation, our Chief Executive Officer and Chief Financial Officer concluded that these disclosure controls and procedures were effective as of the end of the period covered by this report. In addition, no change in our internal control over financial reporting (as defined in Rule 13a-15(f) under the Securities Exchange Act of 1934) occurred during the fourth quarter of our fiscal year ended December 31, 2024, that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

Management's Report on Internal Control Over Financial Reporting

Management of Stifel Financial Corp., together with its consolidated subsidiaries, is responsible for establishing and maintaining adequate internal control over financial reporting. Our company's internal control over financial reporting is a process designed under the supervision of our principal executive and principal financial officers to provide reasonable assurance regarding the reliability of financial reporting and the preparation of our consolidated financial statements for external purposes in accordance with U.S. generally accepted accounting principles. All internal control systems, no matter how well designed, have inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation.

Management has assessed the effectiveness of our company's internal control over financial reporting as of December 31, 2024. In making this assessment, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in *Internal Control – Integrated Framework (2013)*.

Based on management's assessment and those criteria, we conclude that, as of December 31, 2024, our company's internal control over financial reporting is effective.

Our internal control over financial reporting includes those policies and procedures that pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets; provide reasonable assurances that transactions are recorded as necessary to permit preparation of financial statements in accordance with U.S. generally accepted accounting principles, and that receipts and expenditures are being made only in accordance with authorizations of management and directors of our company; and provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of our company's assets that could have a material effect on our consolidated financial statements.

Our company's internal control over financial reporting as of December 31, 2024, has been audited by Ernst & Young LLP, an independent registered public accounting firm, as stated in their report appearing on the following page, which expresses an unqualified opinion on the effectiveness of our company's internal control over financial reporting as of December 31, 2024.

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders of Stifel Financial Corp.

Opinion on Internal Control over Financial Reporting

We have audited Stifel Financial Corp.'s internal control over financial reporting as of December 31, 2024, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) (the COSO criteria). In our opinion, Stifel Financial Corp. (the Company) maintained, in all material respects, effective internal control over financial reporting as of December 31, 2024, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated statements of financial condition of the Company as of December 31, 2024 and 2023, the related consolidated statements of operations, comprehensive income, changes in shareholders' equity, and cash flows for each of the three years in the period ended December 31, 2024 and the related notes, and our report dated February 26, 2025, expressed an unqualified opinion thereon.

Basis for Opinion

The Company's management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management's Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects.

Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

Definition and Limitations of Internal Control Over Financial Reporting

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.



Ernst & Young LLP

St. Louis, Missouri
February 26, 2025

ITEM 9B. OTHER INFORMATION

During the quarter ended December 31, 2024, no directors or executive officers entered into, modified, or terminated contracts, instructions, or written plans for the sale or purchase of the Company's securities that were intended to satisfy the affirmative defense conditions of Rule 10b5-1.

ITEM 9C. DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

Not applicable.

PART III

ITEM 10. DIRECTORS, EXECUTIVE OFFICERS, AND CORPORATE GOVERNANCE

Information regarding our Board of Directors and committees, our Corporate Governance, compliance with Section 16(a) of the Securities Exchange Act of 1934, and procedures by which shareholders may recommend nominees to our Board of Directors is contained in our Proxy Statement for the 2025 Annual Meeting of Shareholders to be filed with the SEC within 120 days after our fiscal year-end, which information is incorporated herein by reference.

We have a Code of Business Conduct and Ethics, which is applicable to all directors and executive officers, which is available on our website and is filed herewith as Exhibit 14. We intend to post amendments to or waivers from our Code of Business Conduct and Ethics on our website as required by applicable law.

ITEM 11. EXECUTIVE COMPENSATION

Information regarding compensation of certain executive officers and directors and other related matters is contained in our Proxy Statement for the 2025 Annual Meeting of Shareholders to be filed with the SEC within 120 days after our fiscal year-end, which information is incorporated herein by reference.

ITEM 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS

The following table provides information as of December 31, 2024, with respect to the shares of our common stock that may be issued under our existing equity compensation plans.

Plan Category	Number of securities to be issued upon exercise of outstanding options and units	Weighted-average exercise price of outstanding options and units	Number of securities remaining available for future issuance under equity compensation plans
Equity compensation plans approved by the shareholders	12,979,391	$59.91	4,171,145
Equity compensation plans not approved by the shareholders	—	—	—
	12,979,391	$59.91	4,171,145

Securities to be issued upon exercise of options and units are issuable pursuant to the Stifel Financial Corp. 2001 Incentive Stock Plan (2018 Restatement) and the Equity Incentive Plan for Non-Employee Directors (2008 Restatement). Securities remaining available for future issuance under equity compensation plans approved by the shareholders are issuable pursuant to the Stifel Financial Corp. 2001 Incentive Stock Plan (2018 Restatement).

The number of securities remaining available for future issuance under equity compensation plans approved by the shareholders reflects an adjustment to outstanding awards granted under the Stifel Financial Corp. 2001 Incentive Stock Plan (2018 Restatement) to net shares withheld in payment of tax withholding obligations, due to a determination by the Compensation Committee to satisfy tax withholding obligations through the cancellation of shares subject to an award. If an outstanding award granted under the 2001 Incentive Stock Plan (2018 Restatement) expires or is canceled or forfeited without having been exercised in full, the number of shares underlying such unexercised award will again become available for issuance.

Information regarding security ownership of certain beneficial owners and management is contained in our Proxy Statement for the 2025 Annual Meeting of Shareholders to be filed with the SEC within 120 days after our fiscal year-end, which information is incorporated herein by reference.

ITEM 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, AND DIRECTOR INDEPENDENCE

Information regarding certain relationships and related transactions and director independence is contained in our Proxy Statement for the 2025 Annual Meeting of Shareholders to be filed with the SEC within 120 days after our fiscal year-end, which information is incorporated herein by reference.

ITEM 14. PRINCIPAL ACCOUNTING FEES AND SERVICES

Information regarding principal accounting fees and services is contained in our Proxy Statement for the 2025 Annual Meeting of Shareholders to be filed with the SEC within 120 days after our fiscal year-end, which information is incorporated herein by reference.

PART IV

ITEM 15. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

(a)   1. Financial Statements

The following financial statements are included in "Item 8 – Financial Statements and Supplementary Data," and incorporated by reference hereto:

	Page
Report of Independent Registered Public Accounting Firm	47
Consolidated Financial Statements:	
Statements of Financial Condition as of December 31, 2024 and 2023	49
Statements of Operations for the years ended December 31, 2024, 2023, and 2022	50
Statements of Comprehensive Income for the years ended December 31, 2024, 2023, and 2022	50
Statements of Changes in Shareholders' Equity for the years ended December 31, 2024, 2023, and 2022	51
Statements of Cash Flows for the years ended December 31, 2024, 2023, and 2022	52
Notes to the Consolidated Financial Statements	54

2. Financial Statement Schedules

All schedules are omitted, since the required information is either not applicable, not deemed material, or is shown in the respective financial statements or in the notes thereto.

(b)   Exhibits

A list of the exhibits to this Annual Report on Form 10-K is set forth on the Exhibit Index immediately preceding such exhibits and is incorporated herein by reference.

EXHIBIT INDEX

STIFEL FINANCIAL CORP.
ANNUAL REPORT ON FORM 10-K
YEAR ENDED DECEMBER 31, 2024

Exhibit No.	Description
3.1	Second Restated Certificate of Incorporation of Stifel Financial Corp., filed with the Secretary of State of the State of Delaware and effective August 11, 2023, incorporated by reference to Exhibit 3.1 to Stifel Financial Corp.'s Current Report on Form 8-K filed on August 11, 2023.
3.2	Second Amended and Restated By-Laws of Stifel Financial Corp., effective August 8, 2023, incorporated by reference to Exhibit 3.2 to Stifel Financial Corp.'s Current Report on Form 8-K filed on August 11, 2023.
3.3	Certificate of Designations, Preferences, and Rights of the Special Voting Preferred Stock, incorporated herein by reference to Exhibit 3.1 to Stifel Financial Corp.'s Current Report on Form 8-K filed on July 1, 2010.
3.4	Certificate of Designations of 6.25% Non-Cumulative Preferred Stock, Series A, incorporated by reference to Exhibit 3.1 to Stifel Financial Corp.'s Current Report on Form 8-K filed on July 15, 2016.
3.5	Certificate of Designations of 6.25% Non-Cumulative Preferred Stock, Series B, incorporated by reference to Exhibit 3.1 to Stifel Financial Corp.'s Current Report on Form 8-K filed on February 28, 2019.
3.6	Certificate of Designations of 6.125% Preferred Stock, Series C, incorporated by reference to Exhibit 7 to Stifel Financial Corp.'s Form 8-A filed on May 19, 2020.
3.7	Certificate of Designations of 4.50% Preferred Stock, Series D, incorporated by reference to Exhibit 8 to Stifel Financial Corp.'s Form 8-A filed on July 22, 2021.
4.1	Deposit Agreement dated July 15, 2016, incorporated herein by reference to Exhibit 4.1 to Stifel Financial Corp.'s Current Report on Form 8-K filed on July 15, 2016.
4.2	Form of Depository Receipt, incorporated herein by reference to Exhibit 4.2 to Stifel Financial Corp.'s Current Report on Form 8-K filed on July 15, 2016.
4.3	Deposit Agreement dated February 28, 2019, incorporated herein by reference to Exhibit 4.1 to Stifel Financial Corp.'s Current Report on Form 8-K filed on February 28, 2019.
4.4	Form of Depository Receipt, incorporated herein by reference to Exhibit 4.2 to Stifel Financial Corp.'s Current Report on Form 8-K filed on February 28, 2019.
4.5	Deposit Agreement, dated May 19, 2020, incorporated by reference to Exhibit 8 of Stifel Financial Corp.'s Form 8-A filed on May 19, 2020.
4.6	Form of certificate representing the Series C Preferred Stock, incorporated by reference to Exhibit 9 to Stifel Financial Corp.'s Form 8-A filed on May 19, 2020.
4.7	Form of depositary receipt representing the Depositary Shares (included as Exhibit A to the Deposit Agreement dated May 19, 2020), incorporated by reference to Exhibit 4.3 to Stifel Financial Corp.'s Form 8-A filed on May 19, 2020.
4.8	Deposit Agreement, dated July 22, 2021, incorporated by reference to Exhibit 9 of Stifel Financial Corp.'s Form 8-A filed on July 22, 2021.
4.9	Form of certificate representing the Series D Preferred Stock, incorporated by reference to Exhibit 10 to Stifel Financial Corp.'s Form 8-A filed on July 22, 2021.
4.10	Form of depositary receipt representing the Depositary Shares (included as Exhibit A to the Deposit Agreement dated July 22, 2021), incorporated by reference to Exhibit 11 to Stifel Financial Corp.'s Form 8-A filed on July 22, 2021.
4.11	Description of Securities Registered Pursuant to Section 12 of the Securities Exchange Act of 1934, filed herewith.
4.12	Indenture, dated as of January 23, 2012, between Stifel Financial Corp. and U.S. Bank National Association, as trustee (incorporated by reference to Exhibit 4.1 to Stifel Financial Corp.'s Current Report on Form 8-K filed on January 23, 2012).
4.13	Fifth Supplemental Indenture dated as of October 4, 2017, between Stifel Financial Corp. and U.S. Bank National Association, as trustee incorporated by reference to Exhibit 4.2 to Stifel Financial Corp.'s Form 8-K filed on October 4, 2017.
4.14	Form of 5.20% Senior Note due 2047 (included as Exhibit A to Exhibit 4.15).
4.15	Sixth Supplemental Indenture, dated as of May 20, 2020, between Stifel Financial Corp. and U.S. Bank National Association, as trustee, incorporated by reference to Exhibit 4.2 to Stifel Financial Corp.'s Form 8-K filed on May 20, 2020.
4.16	Form of 4.000% Senior Note due 2030 (included as Exhibit A to Exhibit 4.17).
10.1	Form of Indemnification Agreement with directors dated as of June 30, 1987, incorporated herein by reference to Exhibit 10.2 to Stifel Financial Corp.'s Current Report on Form 8-K filed on July 14, 1987. (P)
10.2	Stifel Financial Corp. Dividend Reinvestment and Stock Purchase Plan, incorporated herein by reference to Stifel Financial Corp.'s Registration Statement on Form S-3 (33-53699) filed on May 18, 1994. (P)
10.3	Employment Letter with Ronald J. Kruszewski, incorporated herein by reference to Exhibit 10.(l) to Stifel Financial Corp.'s Annual Report on Form 10-K for the year ended December 31, 1997.* (P)
10.4	Employment Agreement with Victor Nesi dated June 25, 2009, incorporated herein by reference to Exhibit 10.(EE) to Stifel Financial Corp.'s Annual Report on Form 10-K for the year ended December 31, 2009, filed on February 26, 2010.*
10.5	Stifel Profit Sharing 401(k) Plan, incorporated herein by reference to Stifel Financial Corp.'s Registration Statement on Form S-8 (333-60516) filed on May 9, 2001.*
10.6	Stifel Financial Corp. 2017 Restricted Stock Award Agreement, incorporated herein by reference to Exhibit 10.1 to Stifel Financial Corp.'s Current Report on Form 8-K filed on December 22, 2017.*
10.7	Form of Modification of Award Agreement under the Stifel Financial Corp. 2001 Incentive Stock Plan (2011 Restatement) in accordance with the Stifel Financial Corp. Wealth Accumulation Plan, incorporated herein by reference to Exhibit 10.2 to Stifel Financial Corp.'s Current Report on Form 8-K filed on December 22, 2017.*
10.8	Stifel Financial Corp. 2017 Restricted Stock Award Agreement (Executive), incorporated herein by reference to Exhibit 10.1 to Stifel Financial Corp.'s Current Report on Form 8-K filed on January 2, 2018.*
10.9	Stifel Financial Corp. 2001 Incentive Stock Plan (2018 Restatement), incorporated herein by reference to Exhibit 10.1 to Stifel Financial Corp.'s Current Report on Form 8-K filed on May 15, 2020.*

10.10	Stifel Financial Corp., Wealth Accumulation Plan 2015 Restatement, incorporated herein by reference to Exhibit 10.1 to Stifel Financial Corp.'s Current Report on Form 8-K filed on September 4, 2015.*
10.11	First Amendment to Stifel Financial Corp. Wealth Accumulation Plan 2015 Restatement, incorporated herein by reference to Exhibit 10.1 to Stifel Financial Corp.'s Current Report on Form 8-K filed on November 20, 2015.*
10.12	Second Amendment to Stifel Financial Corp. Wealth Accumulation Plan 2015 Restatement, incorporated herein by reference to Exhibit 12(f) to Stifel Financial Corp.'s Annual Report on Form 10-K for the year ended December 31, 2015, filed on March 1, 2016.*
10.13	Stifel Financial Corp. Wealth Accumulation Plan 2017 Restatement, incorporated herein by reference to Exhibit 10.1 to Stifel Financial Corp.'s Current Report on Form 8-K filed on February 13, 2017.*
10.14	Stifel Financial Corp. Wealth Accumulation Plan 2017 Restatement, as amended, incorporated herein by reference to Exhibit 10.1 to Stifel Financial Corp.'s Current Report on Form 8-K filed on November 13, 2018.*
10.15	Stifel Financial Corp. Wealth Accumulation Plan 2019 Restatement, incorporated by reference to Exhibit 10.1 to Stifel Financial Corp.'s Current Report on Form 8-K filed on February 6, 2019.*
10.16	Form of Restricted Stock Unit Award Agreement (Performance RSUs), incorporated by reference to Exhibit 10.2 to Stifel Financial Corp.'s Current Report on Form 8-K filed on February 6, 2019.*
10.17	Form of Deferred Award Agreement, incorporated by reference to Exhibit 10.3 to Stifel Financial Corp.'s Current Report on Form 8-K filed on February 6, 2019.*
10.18	Form of Restricted Cash Award Agreement, incorporated by reference to Exhibit 10.1 to Stifel Financial Corp.'s Current Report on Form 8-K filed on February 2, 2021.*.
10.19	Form of Deferred Award Agreement, incorporated by reference to Exhibit 10.1 to Stifel Financial Corp.'s Current Report on Form 8-K filed on November 5, 2021.*
10.20	Form of Deferred Award Agreement pursuant to the Stifel Financial Corp. 2001 Incentive Stock Plan (2018 Restatement), incorporated herein by reference to Exhibit 10.36 to Stifel Financial Corp.'s Annual Report on Form 10-K for the year ended December 31, 2023, filed on February 16, 2024. *
10.21	Form of Restricted Cash Award Agreement pursuant to the Stifel Financial Corp. 2001 Incentive Stock Plan (2018 Restatement), incorporated herein by reference to Exhibit 10.1 to Stifel Financial Corp.'s Current Report on Form 8-K filed on March 8, 2024. *
10.22	Credit Agreement, dated as of September 27, 2023, among Stifel Financial Corp. and Stifel Nicolaus & Company, Incorporated, the Lenders party thereto, and Bank of America, N.A., incorporated by reference to Exhibit 10.1 to Stifel Financial Corp.'s Current Report on Form 8-K filed on September 28, 2023.
11	Computation of Per Share Earnings is set forth in Note 27 of Notes to Consolidated Financial Statements included in this Form 10-K.
14	Stifel Financial Corp. Code of Business Conduct and Ethics, filed herewith.
19	Insider Trading Policy, included in Exhibit 14.
21	List of Subsidiaries of Stifel Financial Corp., filed herewith.
23	Consent of Independent Registered Public Accounting Firm, filed herewith.
31.1	Certification of Ronald J. Kruszewski pursuant to Rule 13a-14(a), as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002, filed herewith.
31.2	Certification of James M. Marischen pursuant to Rule 13a-14(a), as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002, filed herewith.
32.1	Certification of Ronald J. Kruszewski pursuant to Rule 13a-14(b) and 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, filed herewith.**
32.2	Certification of James M. Marischen pursuant to Rule 13a-14(b) and 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, filed herewith.**
97	Stifel Financial Corp. Incentive Compensation Recovery Policy, incorporated herein by reference to Exhibit 97 to Stifel Financial Corp.'s Annual Report on Form 10-K for the year ended December 31, 2023, filed on February 16, 2024.
101	The following financial information, formatted in iXBRL (Inline Extensible Business Report Language), Pursuant to Rule 405 of Regulation S-T: (i) Consolidated Statements of Financial Condition as of December 31, 2024 and 2023; (ii) Consolidated Statements of Operations for the years ended December 31, 2024, 2023, and 2022; (iii) Consolidated Statements of Comprehensive Income for the years ended December 31, 2024, 2023, and 2022; (iv) Consolidated Statements of Changes in Shareholders' Equity for the years ended December 31, 2024, 2023, and 2022; (v) Consolidated Statements of Cash Flows for the years ended December 31, 2024, 2023, and 2022; and (vi) Notes to Consolidated Financial Statements.
104	Cover Page Interactive Data File (embedded within the Inline XBRL document).

* Management contract or compensatory plan or arrangement.

** The certifications attached as Exhibits 32.1 and 32.2 that accompany this Annual Report on Form 10-K are not deemed filed with the SEC and are not to be incorporated by reference into any filing of Stifel Financial Corp. under the Securities Act of 1933, as amended, or the Securities Act of 1934, as amended, whether made before or after the date of this Form 10-K, irrespective of any general incorporation language contained in such filing.

ITEM 16. FORM 10-K SUMMARY

None.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized on February 26, 2025.

STIFEL FINANCIAL CORP.

By: /s/ Ronald J. Kruszewski
        Ronald J. Kruszewski
        Chairman of the Board,
        Chief Executive Officer, and Director

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities indicated on February 26, 2025.

/s/	Ronald J. Kruszewski Ronald J. Kruszewski	Chairman of the Board, Chief Executive Officer, and Director (Principal Executive Officer)
/s/	James M. Marischen James M. Marischen	Chief Financial Officer (Principal Financial and Accounting Officer)
/s/	Adam T. Berlew Adam T. Berlew	Director
/s/	Maryam Brown Maryam Brown	Director
/s/	Michael W. Brown Michael W. Brown	Director
/s/	Lisa Carnoy Lisa Carnoy	Director
/s/	Robert E. Grady Robert E. Grady	Director
/s/	Jim Kavanaugh Jim Kavanaugh	Director
/s/	Daniel J. Ludeman Daniel J. Ludeman	Director
/s/	Maura A. Markus Maura A. Markus	Director
/s/	David A. Peacock David A. Peacock	Director
/s/	Thomas W. Weisel Thomas W. Weisel	Director
/s/	Michael J. Zimmerman Michael J. Zimmerman	Director

BOARD OF
DIRECTORS

We are deeply saddened by the passing of Danny Ludeman, a valued member of our Board of Directors for more than five and a half years. We are grateful for Danny's contributions to Stifel, and we will remember him for his vision, compassion, and unwavering commitment to others.



Ronald J. Kruszewski
Chairman of the Board and Chief Executive Officer Stifel Financial Corp.



Adam T. Berlew
Chief Marketing Officer Equinix



Maryam Brown
Chief Executive Officer SoCalGas



Daniel J. Ludeman, Sr.
1956 – 2025



Michael W. Brown
Former Vice President and Chief Financial Officer Microsoft Corporation



Lisa Carnoy
Chief Financial and Administrative Officer Continental Grain Company



Robert E. Grady
Advisory Partner Summit Partners



Jim Kavanaugh
Co-Founder and Chief Executive Officer World Wide Technology



Maura A. Markus
Former President and Chief Operating Officer Bank of the West



David A. Peacock
Chief Executive Officer Advantage Solutions



Thomas W. Weisel
Senior Managing Director Stifel Financial Corp.



Michael J. Zimmerman
Vice Chairman Continental Grain Company

SHAREHOLDER
INFORMATION

ANNUAL MEETING

Our 2025 Annual Meeting of Shareholders will be virtual-only, Wednesday, June 4, 2025, at 9:30 a.m. Central. For instructions on how to access, vote, and submit questions at the virtual meeting, please refer to page 2 of our proxy statement distributed on April 25, 2025.

TRANSFER AGENT

The transfer agent and registrar for Stifel Financial Corp. is Computershare Trust Company, N.A., Canton, Massachusetts.

STOCK LISTINGS

The common stock of Stifel Financial Corp. is traded on the New York Stock Exchange and Chicago Stock Exchange under the symbol "SF." The high/low sales prices for Stifel Financial Corp. common stock for each full quarterly period for the last two calendar years are as follows:

| | SALES PRICE | | | | CASH DIVIDENDS | |
| | 2023 | | 2024 | | 2023 | 2024 |
	High	Low	High	Low		
First Quarter	$68.77	$53.48	$78.33	$67.61	$0.36	$0.42
Second Quarter	62.35	54.84	84.25	73.51	0.36	0.42
Third Quarter	66.61	58.08	94.18	76.64	0.36	0.42
Fourth Quarter	70.07	54.81	119.12	92.18	0.36	0.42

RECONCILIATION OF GAAP NET INCOME TO NON-GAAP NET INCOME

A reconciliation of GAAP Net Income to Non-GAAP Net Income and GAAP Earnings Per Diluted Common Share, the most directly comparable measure under GAAP, to Non-GAAP Earnings Per Diluted Common Share is included in the table below.

in thousands, except per share amounts	2020	2021	2022	2023	2024
GAAP net income	$503,472	$824,858	$662,155	$522,536	$731,379
Preferred dividends	27,261	35,587	37,281	37,281	37,281
GAAP net income available to common shareholders	476,211	789,271	624,874	485,255	694,098
Tax reform, net of tax					
Litigation charges, net of tax					
Acquisition revenues, net of tax	117	117	39	10	631
Acquisition charges, net of tax[1]					
Compensation	23,339	20,079	29,262	23,529	19,620
Other non-compensation	23,180	30,066	20,896	22,730	32,805
Severance charges, net of tax[2]	–	–	–	–	8,742
Non-GAAP net income	$522,847	$839,533	$675,071	$531,524	$755,896
GAAP earnings per diluted common share	$4.16	$6.66	$5.32	$4.28	$6.25
Adjustments	0.40	0.42	0.42	0.40	0.56
Non-GAAP earnings per diluted common share	$4.56	$7.08	$5.74	$4.68	$6.81

[1] Primarily related to charges attributable to integration-related activities, signing bonuses, amortization of restricted stock awards, debentures, and promissory notes issued as retention, additional earn-out expense, and amortization of intangible assets acquired. These costs were directly related to acquisitions of certain businesses and are not representative of the costs of running the Company's ongoing business.

[2] The Company recorded severance costs associated with workforce reductions in certain of its foreign subsidiaries.

STIFEL
LOCATIONS



EUROPE

★ Public Finance
● Private Client Group
■ Investment Banking
◆ Institutional Sales Offices
(Equity & Fixed Income)


HIGHEST FINANCIAL ADVISOR SATISFACTION
J.D. POWER
INVESTMENT FIRMS - EMPLOYEE • 2024
PRESENTED TO
STIFEL
BY J.D. POWER
HIGHEST FINANCIAL ADVISOR SATISFACTION
J.D. POWER
INVESTMENT FIRMS - EMPLOYEE • 2023
PRESENTED TO
STIFEL
BY J.D. POWER

WHERE SUCCESS MEETS SUCCESS

STIFEL

Stifel Financial Corp. | www.stifel.com
One Financial Plaza | 501 North Broadway | St. Louis, Missouri 63102

J.D. Power trophy awarded based on the results of the J.D. Power 2024 U.S. Financial Advisor Satisfaction Study℠.
Stifel is the #1 Wealth Management Firm for Employee Advisor Satisfaction, two years in a row.

For J.D. Power 2024 award information, visit jdpower.com/awards. Compensation provided for using, not obtaining, the award.